As filed with the Securities and Exchange Commission on December 18, 2018

Registration No. 333-228679

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chesapeake Energy Corporation

(Exact Name of Registrant As Specified in Its Charter)

Oklahoma	1311	73-1395733
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

(405) 848-8000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

James R. Webb

Executive Vice President – General Counsel and Corporate Secretary

6100 North Western Avenue

Oklahoma City, Oklahoma

(405) 848-8000

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Clinton W. Rancher Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234	David A. Katz Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	Kyle N. Roane WildHorse Resource Development Corporation 920 Memorial City Way, Suite 1400 Houston, Texas 77024 (713) 568-4910	Douglas E. McWilliams Stephen M. Gill Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the transactions described in the enclosed joint proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Exchange Act Rule 13e-4(i) (Cross-Border Issue Tender Offer)

☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED DECEMBER 18, 2018

JOINT LETTER TO SHAREHOLDERS OF CHESAPEAKE ENERGY CORPORATION AND STOCKHOLDERS OF WILDHORSE RESOURCE DEVELOPMENT CORPORATION

Dear Security Holders:

Chesapeake Energy Corporation, or Chesapeake, and WildHorse Resource Development Corporation, or WildHorse, have entered into a merger agreement (which, as it may be amended from time to time, we refer to as the “merger agreement”) providing for the acquisition of WildHorse by Chesapeake pursuant to a merger between a wholly owned subsidiary of Chesapeake and WildHorse, with WildHorse surviving the merger as a direct, wholly owned subsidiary of Chesapeake (which we refer to as the “merger”). Immediately following the effective time of the merger, the surviving corporation will merge with and into a wholly owned limited liability company subsidiary of Chesapeake, with that limited liability company continuing as a wholly owned subsidiary of Chesapeake. Chesapeake shareholders as of the close of business on December 24, 2018, the Chesapeake record date, are invited to attend a special meeting of Chesapeake shareholders on January 31, 2019, at                , Central Time, to consider and vote upon (i) a proposal to approve the issuance of shares of Chesapeake common stock (which we refer to as the “Chesapeake issuance proposal”) in connection with the merger, (ii) a proposal to amend Chesapeake’s Restated Certificate of Incorporation (which we refer to as the “Chesapeake charter”) to increase the maximum size of Chesapeake’s board of directors from 10 members to 11 members (which we refer to as the “Chesapeake board size proposal”) and (iii) a proposal to amend Chesapeake’s charter to increase the number of authorized shares of Chesapeake common stock from 2,000,000,000 shares to 3,000,000,000 shares (which we refer to as the “Chesapeake authorized shares proposal”).

WildHorse stockholders as of the close of business on January 11, 2019, the WildHorse voting record date, are invited to attend a special meeting of WildHorse stockholders on January 31, 2019, at                , Central Time, to consider and vote upon (i) a proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger (which we refer to as the “merger proposal”), (ii) a proposal to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to WildHorse’s named executive officers that is based on or otherwise relates to the merger (which we refer to as the “non-binding, advisory compensation proposal”) and (iii) a proposal to approve the adjournment of the WildHorse special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal (which we refer to as the “adjournment proposal”).

For WildHorse stockholders, if the merger is completed, you will be entitled to receive, for each issued and outstanding share of WildHorse common stock owned by you immediately prior to the effective time of the merger, at your election, either (i) 5.336 shares of Chesapeake common stock and $3.00 in cash (which we refer to as the “mixed consideration”), or (ii) 5.989 shares of Chesapeake common stock (which we refer to as the “share consideration”), in each case, with cash in lieu of any fractional shares (which we refer to as the “merger consideration”), with certain exceptions as further described in the joint proxy statement/prospectus accompanying this notice. The market value of the merger consideration will fluctuate with the price of Chesapeake common stock. Based on the closing price of Chesapeake common stock on October 29, 2018, the last trading day before the public announcement of the signing of the merger agreement, the value of the per share merger consideration payable to holders of WildHorse common stock upon completion of the merger was approximately (i) $22.85 for the mixed consideration and (ii) $22.28 for the share consideration. Based on the closing price of Chesapeake common stock on December 24, 2018, the last practicable date before the date of the joint proxy statement/prospectus accompanying this notice, the value of the merger consideration payable to holders of WildHorse common stock upon completion of the merger was approximately (i) $                 for the mixed consideration and (ii) $                 for the share consideration. We urge you to obtain current stock price quotations for Chesapeake common stock and WildHorse common stock. Chesapeake common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “CHK” and WildHorse common stock is traded on the NYSE under the symbol “WRD.”

In connection with the execution of the merger agreement, on October 29, 2018, Jay C. Graham (WildHorse’s Chief Executive Officer), Esquisto Holdings, LLC, WHE AcqCo Holdings, LLC, WHR Holdings, LLC, NGP XI US Holdings, L.P., affiliates of NGP Energy Capital Management, LLC (which we refer to as “NGP” and, collectively as, the “NGP stockholders”), and CP VI Eagle Holdings, L.P. (which we refer to as the “Carlyle stockholder”), an affiliate of Carlyle Group Management LLC, entered into Voting and Support Agreements (which we refer to as the “voting agreements”) with Chesapeake and WildHorse. The WildHorse stockholders that executed the voting agreements have agreed to vote or cause to be voted all shares of WildHorse common stock and WildHorse preferred stock (on an as-converted basis) held by them in favor of the adoption of the merger and against alternative transactions; provided, however, that in the event of a WildHorse recommendation change (as defined in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 156), the number of shares of WildHorse common stock and WildHorse preferred stock (on an as-converted basis) bound by such obligation will be reduced. As of the WildHorse notice record date, the 435,000 shares of WildHorse preferred stock held by the Carlyle stockholder are convertible into                  shares of WildHorse common stock. As of the date of this joint proxy statement/prospectus, those stockholders hold and are entitled to vote in the aggregate approximately                 % of the issued and outstanding shares of WildHorse common stock entitled to vote at the WildHorse special meeting (on an as-converted basis). Accordingly, as long as there is not a WildHorse recommendation change with respect to the merger proposal, approval of the merger proposal at the WildHorse special meeting is assured. In the event of a WildHorse recommendation change with regard to the merger proposal, such stockholders, taken together, will be required to vote shares that, in the aggregate, represent 35% of the issued and outstanding shares of WildHorse common stock and WildHorse preferred stock (on an as-converted basis) for such proposal, with each such stockholder being able to vote the balance of its shares of WildHorse common stock on such proposal in such stockholder’s sole discretion.

In addition, Jay C. Graham, the NGP stockholders and the Carlyle stockholder irrevocably elected to receive the mixed consideration with respect to their WildHorse common stock, including WildHorse preferred stock on an as-converted basis, as applicable. Furthermore, the voting agreement with the Carlyle stockholder requires such stockholder to convert its shares of WildHorse preferred stock into WildHorse common stock prior to the effective time of the merger. See “The Merger Agreement—Voting and Support Agreements” beginning on page 177 for more information.

The Chesapeake board of directors unanimously: (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the Chesapeake issuance proposal, the Chesapeake board size proposal, and the Chesapeake authorized shares proposal, are advisable, and in the best interests of, Chesapeake and its shareholders; (ii) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement; and (iii) recommends that Chesapeake shareholders vote “FOR” the Chesapeake issuance proposal, “FOR” the Chesapeake board size proposal and “FOR” the Chesapeake authorized shares proposal.

The WildHorse board of directors unanimously: (i) determined that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, WildHorse stockholders; (ii) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger; (iii) directed that the merger agreement be submitted to the WildHorse stockholders for adoption; and (iv) recommended that the WildHorse stockholders adopt the merger agreement and approve all other actions or matters necessary or desirable to give effect to the foregoing. The WildHorse board unanimously recommends that WildHorse stockholders vote “FOR” the merger proposal, “FOR” the non-binding, advisory compensation proposal and “FOR” the adjournment proposal.

Chesapeake and WildHorse will each hold a special meeting of their respective shareholders and stockholders to consider certain matters relating to the merger. Chesapeake and WildHorse cannot complete the merger unless, among other things, Chesapeake shareholders approve the Chesapeake issuance proposal and WildHorse stockholders approve the merger proposal.

Your vote is very important. To ensure your representation at your company’s special meeting, complete and return the applicable enclosed proxy card or submit your proxy by phone or the Internet. Please vote promptly whether or not you expect to attend your company’s special meeting. Submitting a proxy now will not prevent you from being able to vote in person at your company’s special meeting.

The joint proxy statement/prospectus accompanying this notice is also being delivered to WildHorse stockholders as Chesapeake’s prospectus for its offering of shares of Chesapeake common stock to WildHorse stockholders in connection with the merger.

The obligations of Chesapeake and WildHorse to complete the merger are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The joint proxy statement/prospectus provides you with detailed information about the merger. It also contains or incorporates by reference information about Chesapeake and WildHorse and certain related matters. You are encouraged to read the joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section entitled “Risk Factors” beginning on page 46 of the joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the merger and the issuance of shares of Chesapeake common stock in connection with the merger and how they will affect you.

Sincerely,	Sincerely,

Robert D. Lawler	Jay C. Graham
President and Chief Executive Officer	Chief Executive Officer
Chesapeake Energy Corporation	WildHorse Resource Development Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

The joint proxy statement/prospectus is dated                 ,                 and is first being mailed to shareholders of Chesapeake and stockholders of WildHorse on or about                 ,                 .

NOTICE OF THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 31, 2019

AT CHESAPEAKE ENERGY CORPORATION

6100 NORTH WESTERN AVENUE

OKLAHOMA CITY, OKLAHOMA 73118

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Chesapeake Energy Corporation, or Chesapeake, will be held on January 31, 2019, at                 , Central Time, at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, to consider and vote on the following proposals:

•

to approve the issuance of shares of Chesapeake common stock (which we refer to as the “Chesapeake issuance proposal”) in connection with the merger between a wholly owned subsidiary of Chesapeake and WildHorse Resource Development Corporation, or WildHorse, as contemplated by the Agreement and Plan of Merger, dated October 29, 2018, as it may be amended from time to time, by and among Chesapeake, Coleburn Inc., a wholly owned subsidiary of Chesapeake, and WildHorse;

•

to approve an amendment to Chesapeake’s Restated Certificate of Incorporation (which we refer to as the “Chesapeake charter”) to increase the maximum size of Chesapeake’s board of directors (which we refer to as the “Chesapeake board”) from 10 members to 11 members (which we refer to as the “Chesapeake board size proposal”); and

•

to approve an amendment of Chesapeake’s charter to increase Chesapeake’s authorized shares of common stock from 2,000,000,000 shares to 3,000,000,000 shares (which we refer to as the “Chesapeake authorized shares proposal”).

Chesapeake will transact no other business at the Chesapeake special meeting. Chesapeake shareholder approval of the Chesapeake issuance proposal is required to complete the merger. Approval of the Chesapeake board size proposal and approval of the Chesapeake authorized shares proposal are not conditions to the obligation of either Chesapeake or WildHorse to complete the merger. The record date for the Chesapeake special meeting has been set as December 24, 2018. Only Chesapeake shareholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Chesapeake special meeting or any adjournments and postponements of the Chesapeake special meeting. For additional information regarding the Chesapeake special meeting, see the section entitled “Special Meeting of Chesapeake Shareholders” beginning on page 63 of the joint proxy statement/prospectus accompanying this notice.

The Chesapeake board of directors unanimously recommends that you vote “FOR” the Chesapeake issuance proposal, “FOR” the Chesapeake board size proposal and “FOR” the Chesapeake authorized shares proposal.

The Chesapeake proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE CHESAPEAKE SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSAL BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is very important. Approval of the Chesapeake issuance proposal by the Chesapeake shareholders is a condition to the merger and requires the affirmative vote of a majority of votes cast by Chesapeake shareholders, present in person or by proxy at the Chesapeake special meeting and entitled to vote on such proposal. Approval of the Chesapeake board size proposal by the Chesapeake shareholders requires the affirmative vote of at least a majority of the issued and outstanding common stock of Chesapeake, entitled to vote on such proposal. Approval of the Chesapeake authorized shares proposal by the Chesapeake shareholders requires the affirmative vote of at least a majority of the issued and outstanding common stock of Chesapeake, entitled to vote on such proposal. Chesapeake shareholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS,

R. Brad Martin Chairman of the Board Chesapeake Energy Corporation , 2018

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON JANUARY 31, 2019

AT 920 MEMORIAL CITY WAY, SUITE 1400, HOUSTON, TEXAS 77024

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of WildHorse Resource Development Corporation, or WildHorse, will be held on January 31, 2019, at                 , Central Time, at 920 Memorial City Way, Suite 1400, Houston, Texas 77024, to consider and vote on the following proposals:

•

to adopt the Agreement and Plan of Merger, dated October 29, 2018, as it may be amended from time to time, by and among Chesapeake Energy Corporation, Coleburn Inc. and WildHorse (the “merger agreement”) and the transactions contemplated by the merger agreement, including the merger (the “merger proposal”);

•

to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to WildHorse’s named executive officers that is based on or otherwise relates to the merger (the “non-binding, advisory compensation proposal”); and

•

to approve the adjournment of the WildHorse special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal (the “adjournment proposal”).

WildHorse will transact no other business at the WildHorse special meeting. WildHorse stockholder approval of the merger proposal is required to complete the merger. The WildHorse board of directors has fixed the close of business on December 24, 2018 as the record date for determining which WildHorse stockholders are entitled to notice of the special meeting, referred to herein as the “WildHorse notice record date,” and as the record date for mailing the election form whereby each stockholder may elect to receive either the mixed consideration or share consideration in exchange for such stockholder’s shares of WildHorse common stock. The WildHorse board of directors has fixed the close of business on January 11, 2019 as the record date for determining which WildHorse stockholders are entitled to vote at the special meeting in person or by proxy, referred to herein as the “WildHorse voting record date.” Only WildHorse stockholders of record at the time of the WildHorse notice record date are entitled to notice of the special meeting and will be mailed the election form, provided that any WildHorse stockholder following the WildHorse notice record date may request to receive, and upon such request WildHorse will mail, the election form until the date that is two business days prior to the closing date. Only WildHorse stockholders of record at the time of the WildHorse voting record date are entitled to vote at the WildHorse special meeting or any adjournments and postponements of the WildHorse special meeting. For additional information regarding the WildHorse special meeting, see the section entitled “Special Meeting of WildHorse Stockholders” beginning on page 71 of the joint proxy statement/prospectus accompanying this notice.

The WildHorse board of directors unanimously recommends that you vote “FOR” the merger proposal, “FOR” the non-binding, advisory compensation proposal and “FOR” the adjournment proposal.

The WildHorse proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE WILDHORSE SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.

Your vote is very important. Approval of the merger proposal by the WildHorse stockholders is a condition to the merger and requires the affirmative vote of a majority of the outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, entitled to vote on such proposal. Approval of the non-binding, advisory compensation proposal by the WildHorse stockholders requires the affirmative vote of a majority of the shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, present in person or by proxy at the WildHorse special meeting and entitled to vote on such proposal. Approval of the adjournment proposal by the WildHorse stockholders requires the affirmative vote of a majority of the shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, present in person or by proxy at the WildHorse special meeting and entitled to vote on such proposal. WildHorse stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.

BY ORDER OF THE BOARD OF DIRECTORS,

Jay C. Graham Chairman of the Board WildHorse Resource Development Corporation , 2018

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates by reference important business and financial information about Chesapeake Energy Corporation (which we refer to as “Chesapeake”) and WildHorse Resource Development Corporation (which we refer to as “WildHorse”) from other documents that are not included in or delivered with this joint proxy statement/prospectus, including documents that Chesapeake and WildHorse have filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). For a listing of documents incorporated by reference herein, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 217.

If you become a WildHorse stockholder of record between the WildHorse notice record date and the WildHorse voting record date and still hold your shares of WildHorse common stock as of the WildHorse voting record date, the documents (excluding certain exhibits) incorporated by reference as of the WildHorse voting record date will be delivered to you along with this joint proxy statement/prospectus. If you are a WildHorse stockholder of record as of the WildHorse notice record date, you will not receive copies of the documents incorporated by reference herein, unless you request such documents from Chesapeake or WildHorse, as described below.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Chesapeake or WildHorse, without charge, upon written or oral request to the applicable company’s principal executive offices. The respective addresses and phone numbers of such principal offices are listed below.

For Chesapeake Shareholders:	For WildHorse Stockholders:

Chesapeake Energy Corporation 6100 North Western Avenue Oklahoma City, Oklahoma 73118 (405) 848-8000	WildHorse Resource Development Corporation 920 Memorial City Way, Suite 1400 Houston, Texas 77024 (713) 568-4910

To obtain timely delivery of these documents before the Chesapeake special meeting, Chesapeake shareholders must request the information no later than January 24, 2019 (which is five business days before the date of the Chesapeake special meeting).

To obtain timely delivery of these documents before the WildHorse special meeting, WildHorse stockholders must request the information no later than January 24, 2019 (which is five business days before the date of the WildHorse special meeting).

In addition, if you have questions about the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact Innisfree M&A Incorporated, the proxy solicitor for Chesapeake and WildHorse, toll-free at (877) 825-8621 or, for brokers and banks, collect at (212) 750-5833. You will not be charged for any of these documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Chesapeake (File No. 333-228679), constitutes a prospectus of Chesapeake under Section 5 of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), with respect to the shares of common stock of Chesapeake, par value $0.01 per share (which we refer to as “Chesapeake common stock”), to be issued to WildHorse stockholders pursuant to the Agreement and Plan of Merger, dated October 29, 2018, as it may be amended from time to time, by and among Chesapeake, WildHorse, and Coleburn Inc. (which we refer to as “Merger Sub”).

This document also constitutes a notice of meeting and proxy statement of each of Chesapeake and WildHorse under Section 14(a) of the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).

Chesapeake has supplied all information contained or incorporated by reference herein relating to Chesapeake, and WildHorse has supplied all information contained or incorporated by reference herein relating to WildHorse. Chesapeake and WildHorse have both contributed to the information relating to the merger and the merger agreement contained in this joint proxy statement/prospectus.

Chesapeake and WildHorse have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. Chesapeake and WildHorse take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This joint proxy statement/prospectus is dated                 ,                  and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to the shareholders of Chesapeake and stockholders of WildHorse, nor the issuance by Chesapeake of shares of Chesapeake common stock pursuant to the merger agreement, will create any implication to the contrary.

All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are answers to certain questions that you may have regarding the Chesapeake and WildHorse special meetings. Chesapeake and WildHorse urge you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this document.

Q:	Why am I receiving this joint proxy statement/prospectus?

A.

You are receiving this joint proxy statement/prospectus because Chesapeake, WildHorse and Merger Sub have entered into the merger agreement, pursuant to which, on the terms and subject to the conditions included in the merger agreement, Chesapeake has agreed to acquire WildHorse by means of a merger of Merger Sub with and into WildHorse, with WildHorse surviving the merger as a wholly owned subsidiary of Chesapeake. Immediately following the effective time of the merger, the surviving corporation will merge with and into a wholly owned limited liability company subsidiary of Chesapeake (which we refer to as the “LLC Sub”), with that limited liability company continuing as a wholly owned subsidiary of Chesapeake (which we refer to as the “LLC Sub merger”). The merger agreement, which governs the terms of the merger, is attached to this joint proxy statement/prospectus as Annex A.

Chesapeake. The issuance of shares of Chesapeake common stock in connection with the merger must be approved by the Chesapeake shareholders in accordance with the rules of the New York Stock Exchange (which we refer to as the “NYSE”) in order for the merger to be consummated. Chesapeake is holding a special meeting of its shareholders (which we refer to as the “Chesapeake special meeting”) to obtain that approval and approval of amendments to Chesapeake’s charter to expand the maximum size of the Chesapeake board of directors from 10 members to 11 members and to increase the number of authorized shares of Chesapeake common stock from 2,000,000,000 shares to 3,000,000,000 shares (together, the “Chesapeake charter amendments”). Your vote is very important. We encourage you to submit a proxy to have your shares of Chesapeake common stock voted as soon as possible.

WildHorse. The merger agreement must be adopted by the WildHorse stockholders in accordance with the Delaware General Corporation Law (which we refer to as the “DGCL”), its charter and its bylaws in order for the merger to be consummated. WildHorse is holding a special meeting of its stockholders (which we refer to as the “WildHorse special meeting”) to obtain that approval. Your vote is very important. We encourage you to submit a proxy to have your shares of WildHorse common stock voted as soon as possible.

Q:	When and where will the special meetings take place?

A:	Chesapeake. The Chesapeake special meeting will be held at , Central Time, on January 31, 2019, at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

WildHorse. The WildHorse special meeting will be held at , Central Time, on January 31, 2019, at 920 Memorial City Way, Suite 1400, Houston, Texas 77024.

Q:	What matters will be considered at the special meetings?

A:	Chesapeake. The Chesapeake shareholders are being asked to consider and vote on:

•	a proposal to approve the issuance of shares of Chesapeake common stock in connection with the merger as contemplated by the merger agreement (the “Chesapeake issuance proposal”);

•	a proposal to amend Chesapeake’s charter to increase the maximum size of the Chesapeake board from 10 members to 11 members (the “Chesapeake board size proposal”); and

•

a proposal to amend Chesapeake’s charter to increase the number of authorized shares of Chesapeake common stock from 2,000,000,000 shares to 3,000,000,000 shares (the “Chesapeake authorized share proposal”).

WildHorse. The WildHorse stockholders are being asked to consider and vote on:

•	a proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger (the “merger proposal”).

•

a proposal to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to WildHorse’s named executive officers that is based on or otherwise relates to the merger (the “non-binding, advisory compensation proposal”); and

•

a proposal to approve the adjournment of the WildHorse special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal (the “adjournment proposal”).

Q:	Is my vote important?

A:

Chesapeake. Yes. Your vote is very important. The merger cannot be completed unless the Chesapeake issuance proposal is approved by the affirmative vote of a majority of votes cast by Chesapeake shareholders present in person or by proxy at the Chesapeake special meeting and entitled to vote on such proposal. Only Chesapeake shareholders as of the close of business on the Chesapeake record date are entitled to vote at the Chesapeake special meeting. The board of directors of Chesapeake (which we refer to as the “Chesapeake board”) unanimously recommends that such Chesapeake shareholders vote “FOR” the approval of the Chesapeake issuance proposal (which we refer to as the “Chesapeake board recommendation”), “FOR” the Chesapeake board size proposal and “FOR” the Chesapeake authorized shares proposal.

WildHorse. Yes. Your vote is very important. The merger cannot be completed unless the merger proposal is approved by the affirmative vote of a majority of the outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, entitled to vote on such proposal. Only WildHorse stockholders as of the close of business on the WildHorse voting record date are entitled to vote at the WildHorse special meeting. The board of directors of WildHorse (which we refer to as the “WildHorse board”) unanimously recommends that such WildHorse stockholders vote “FOR” the approval of the merger proposal (which we refer to as the “WildHorse board recommendation”), “FOR” the non-binding, advisory compensation proposal and “FOR” the adjournment proposal.

Q:	What is the difference between holding shares as a holder of record and as a beneficial owner?

A:

Chesapeake. If your shares of Chesapeake common stock are registered directly in your name with Chesapeake’s transfer agent, Computershare Trust Company, N.A., you are considered the shareholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares.

WildHorse. If your shares of WildHorse common stock are registered directly in your name with WildHorse’s transfer agent, EQ Shareowner Services, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Q:	If my shares of Chesapeake and/or WildHorse common stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote those shares for me?

A:	If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. If you hold your shares in “street name,” you must provide your broker, bank or other nominee with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee cannot vote your shares on the Chesapeake issuance proposal, the Chesapeake board size proposal or the WildHorse proposals to be considered at the Chesapeake special meeting or the WildHorse special meeting, as applicable.

A so called “broker non-vote” will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted.

Chesapeake Proposals

Under the current NYSE rules, brokers, banks or other nominees do not have discretionary authority to vote on the Chesapeake issuance proposal or the Chesapeake board size proposal. Therefore, if you fail to provide your broker, bank or other nominee with instructions on how to vote your shares with respect to the Chesapeake issuance proposal or the Chesapeake board size proposal, your shares will be counted as broker non-votes. If there are any broker non-votes, they will have (i) no effect on the Chesapeake issuance proposal and (ii) the same effect as a vote “AGAINST” the Chesapeake board size proposal. Because brokers, banks, and other nominees have discretionary authority to vote on the Chesapeake authorized shares proposal, we do not expect broker non-votes in connection with the Chesapeake authorized shares proposal.

WildHorse Proposals

Under the current NYSE rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the WildHorse proposals at the WildHorse special meeting. Because the only proposals for consideration at the WildHorse special meeting are non-discretionary proposals, it is not expected that there will be any broker non-votes at the WildHorse special meeting. However, if there are any broker non-votes, they will have the same effect as a vote “AGAINST” the merger proposal.

Q:	What Chesapeake shareholder vote is required for the approval of each proposal?

A:

The Chesapeake issuance proposal. Approval of the Chesapeake issuance proposal requires the affirmative vote of a majority of votes cast by Chesapeake shareholders, present in person or by proxy at the Chesapeake special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the Chesapeake issuance proposal and, assuming a quorum is established, the failure of any Chesapeake shareholder to vote and broker non-votes will have no effect on the outcome of the vote.

The Chesapeake board size proposal. Approval of the Chesapeake board size proposal requires the affirmative vote of Chesapeake shareholders of at least a majority of the issued and outstanding Chesapeake stock, entitled to vote on such proposal. Abstentions, the failure of any Chesapeake shareholder to vote and broker non-votes will have the same effect as a vote “AGAINST” the Chesapeake board size proposal.

The Chesapeake authorized shares proposal. Approval of the Chesapeake authorized shares proposal requires the affirmative vote of Chesapeake shareholders of at least a majority of the issued and outstanding Chesapeake stock, entitled to vote on such proposal. Abstentions and the failure of any record holder of shares of Chesapeake common stock to vote will have the same effect as a vote “AGAINST” the Chesapeake authorized shares proposal. Because brokers, banks, and other nominees have discretionary authority to vote on the Chesapeake authorized shares proposal, we do not expect broker non-votes in connection with the Chesapeake authorized shares proposal.

Approval of the Chesapeake board size proposal and approval of the Chesapeake authorized shares proposal are not conditions to the obligation of either WildHorse or Chesapeake to complete the merger.

Q:	What WildHorse stockholder vote is required for the approval of the merger proposal?

A:

The WildHorse merger proposal. Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, entitled to vote on such proposal. Abstentions and failures to vote will have the same effect as a vote “AGAINST” the merger proposal.

The WildHorse non-binding, advisory compensation proposal. Approval of the non-binding, advisory compensation proposal by the WildHorse stockholders requires the affirmative vote of a majority of the shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, present in person or by proxy at the WildHorse special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the non-binding, advisory compensation proposal, assuming a quorum is established.

The WildHorse adjournment proposal. Approval of the adjournment proposal by the WildHorse stockholders requires the affirmative vote of a majority of the shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, present in person or by proxy at the WildHorse special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal and, assuming a quorum is established, the failure of any WildHorse stockholder to vote will have no effect on the outcome of the vote.

Q:	Who will count the votes?

A:

The votes at the Chesapeake special meeting will be counted by Computershare Trust Company, N.A., Chesapeake’s transfer agent, which will serve as an independent inspector of elections. The votes at the WildHorse special meeting will be counted by EQ Shareowner Services, WildHorse’s transfer agent, which will serve as an independent inspector of elections.

Q:	What will WildHorse stockholders receive if the merger is completed?

A:

As a result of the merger, each share of WildHorse common stock issued and outstanding immediately prior to the effective time of the merger (other than shares held in treasury by WildHorse, shares owned by Chesapeake or Merger Sub or by any wholly owned subsidiary of Chesapeake or Merger Sub (which we refer to collectively as the “excluded shares”)) will be converted automatically at the effective time of the merger into the right to receive from Chesapeake:

•

for each share of WildHorse common stock with respect to which an election to receive mixed consideration has been made and not revoked or lost pursuant to the merger agreement, (1) 5.336 fully paid and nonassessable shares of Chesapeake common stock and (2) $3.00 in cash, without any interest thereon and subject to any withholding taxes required by applicable law in accordance with the merger agreement;

•

for each share of WildHorse common stock with respect to which an election to receive only share consideration has been made and not revoked or lost pursuant to the merger agreement, 5.989 fully paid and nonassessable shares of Chesapeake common stock; and

•

for each share of WildHorse common stock with respect to which no election to receive the share consideration or mixed consideration has been made, 5.989 fully paid and nonassessable shares of Chesapeake common stock.

WildHorse stockholders’ ability to receive the mixed consideration or the share consideration will not be subject to proration.

For information regarding the treatment of WildHorse restricted stock awards, please see the Question and Answer directly below.

If you receive the merger consideration and would otherwise be entitled to receive a fractional share of Chesapeake common stock, you will receive cash in lieu of such fractional share, and you will not be entitled to dividends, voting rights or any other rights in respect of such fractional share. For additional information regarding the merger consideration, see the sections entitled “The Merger—Consideration to WildHorse Stockholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on pages 80 and 144, respectively.

Q:	What will holders of WildHorse restricted stock awards receive if the merger is completed?

A:

At the effective time of the merger, each outstanding WildHorse equity award (which consists solely of restricted WildHorse common stock (which we refer to as the “WildHorse restricted stock”)) will be treated as an unrestricted share of WildHorse common stock, including with respect to the right to receive the merger consideration.

Specifically, immediately prior to the effective time of the merger, each outstanding award of WildHorse restricted stock granted under WildHorse’s 2016 Long Term Incentive Plan (which we refer to as the “WildHorse stock plan”) will automatically vest in full and any forfeiture restrictions applicable to such shares of WildHorse restricted stock will lapse immediately. As a result, each share of WildHorse restricted stock will be treated as and will have the same rights as an unrestricted share of WildHorse common stock for purposes of the merger, including the right to elect to receive mixed consideration or share consideration and the right to receive the merger consideration, less applicable taxes required to be withheld with respect to such vesting.

For additional information regarding the treatment of WildHorse restricted stock awards, see the section entitled “The Merger Agreement—Treatment of WildHorse Restricted Stock Awards in the Merger” beginning on page 145.

Q:	What equity stake will WildHorse stockholders hold in Chesapeake immediately following the merger?

A:

Based on the number of issued and outstanding shares of Chesapeake and WildHorse common stock as of December 17, 2018, including WildHorse preferred stock on an as-converted basis, and the exchange ratio as set forth in the merger agreement, after giving effect to the elections made in the voting agreements and assuming all the remaining WildHorse stockholders elect solely the mixed consideration or the share consideration, holders of shares of WildHorse common stock as of immediately prior to the effective time of the merger would hold, in the aggregate, approximately 44% or 45%, respectively, of the issued and outstanding shares of Chesapeake common stock immediately following the effective time of the merger (without giving effect to any shares of Chesapeake common stock held by WildHorse stockholders prior to the merger). The exact equity stake of WildHorse stockholders in Chesapeake immediately following the effective time of the merger will depend on the number of shares of Chesapeake common stock and WildHorse common stock issued and outstanding immediately prior to the effective time of the merger, as provided in the section entitled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 144, and the elections made by holders of WildHorse common stock (other than holders who have executed a voting agreement).

Q:	How do the Chesapeake and WildHorse boards recommend that I vote?

A:

Chesapeake. The Chesapeake board unanimously recommends that Chesapeake shareholders vote “FOR” the approval of the Chesapeake issuance proposal, “FOR” the Chesapeake board size proposal and “FOR” the Chesapeake authorized shares proposal. For additional information regarding how the Chesapeake board recommends that Chesapeake shareholders vote, see the section entitled “The Merger—Recommendation of the Chesapeake Board of Directors and Chesapeake’s Reasons for the Merger” beginning on page 90.

WildHorse. The WildHorse board unanimously recommends that WildHorse stockholders vote “FOR” the merger proposal, “FOR” the non-binding, advisory compensation proposal and “FOR” the adjournment proposal. For additional information regarding how the WildHorse board recommends that WildHorse stockholders vote, see the section entitled “The Merger—Recommendations of the WildHorse Board of Directors and WildHorse’s Reasons for the Merger” beginning on page 101.

Q:	Who is entitled to vote at the special meeting?

A:

Chesapeake special meeting. The Chesapeake board has fixed December 24, 2018 as the record date for the Chesapeake special meeting (which we refer to as the “Chesapeake record date”). All holders of record of shares of Chesapeake common stock as of the close of business on the Chesapeake record date are entitled to receive notice of, and to vote at, the Chesapeake special meeting, provided that those shares remain outstanding on the date of the Chesapeake special meeting. As of the Chesapeake record date, there were                 shares of Chesapeake common stock outstanding. Physical attendance at the Chesapeake special meeting is not required to vote. Instructions on how to vote your shares without attending the Chesapeake special meeting are provided in this section below.

WildHorse special meeting. The WildHorse board has fixed January 11, 2019 as the record date for the WildHorse special meeting (which we refer to as the “WildHorse voting record date”). All holders of record of shares of WildHorse common stock and WildHorse preferred stock as of the close of business on the WildHorse voting record date are entitled to receive notice of, and to vote at, the WildHorse special meeting, provided that those shares remain outstanding on the date of the WildHorse special meeting. As of the WildHorse notice record date, there were                 shares of WildHorse common stock outstanding and 435,000 shares of WildHorse preferred stock outstanding. Prior to the effective time of the merger and conditioned upon the occurrence of the closing, each share of WildHorse preferred stock will be converted into 74.487492 shares of WildHorse common stock. Physical attendance at the WildHorse special meeting is not required to vote. Instructions on how to vote your shares without attending the WildHorse special meeting are provided in this section below. WildHorse will commence its solicitation of proxies on or about December 26, 2018, which is before the WildHorse voting record date. WildHorse will continue to solicit proxies until the date of the WildHorse special meeting. Each WildHorse stockholder of record on January 11, 2019 who has not yet received a joint proxy statement/prospectus prior to the WildHorse voting record date will receive a joint proxy statement/prospectus and documents (excluding certain exhibits) incorporated by reference as of the WildHorse voting record date and have the opportunity to vote on the matters described in the joint proxy statement/prospectus. Proxies delivered by WildHorse stockholders prior to the WildHorse voting record date will be valid and effective so long as the WildHorse stockholder providing the proxy is a WildHorse stockholder on the WildHorse voting record date. If you are not a WildHorse stockholder of record on the WildHorse voting record date, any proxy you deliver will be ineffective. If you deliver a proxy prior to the WildHorse voting record date and remain a WildHorse stockholder on the WildHorse voting record date, you do not need to deliver another proxy after the WildHorse voting record date. If you deliver a proxy prior to the WildHorse voting record date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of WildHorse common stock you own on the WildHorse voting record date even if that number is different from the number of shares of WildHorse common stock you owned when you executed and delivered your proxy. Proxies received from persons who are not WildHorse stockholders of record on the WildHorse voting record date will not be effective.

Q:	Why has WildHorse set two record dates, a notice record date and a voting record date? How will the two record dates impact my ability to vote at the special meeting?

A:

WildHorse has elected to use a separate notice record date and voting record date to expedite the special meeting and the consummation of the transaction. Section 213(a) of the Delaware General Corporation Law allows for the use of separate notice and voting record dates. By providing for a voting record date that is closer to the date of the special meeting than the notice record date, WildHorse believes that the votes cast at the special meeting of WildHorse stockholders will be more reflective of the WildHorse stockholder base at the time of the special meeting. WildHorse is also obligated under the merger agreement, to mail an election form to stockholders of record on the date that is five business days prior to a date not less than thirty days prior to the effective time of the merger. This election form will be used by stockholders to elect whether to receive the share consideration or the mixed consideration. WildHorse has set the record date for purposes of the mailing of the election form as the same day as the WildHorse notice record date, December 24, 2018.

Q:

If I am a WildHorse stockholder of record and have received this joint proxy statement/prospectus and a proxy card because of my ownership of WildHorse common stock as of the WildHorse notice record date, will I be required to submit a new, separate proxy card if I purchase or sell shares of WildHorse common stock within the same account between the WildHorse notice record date and the WildHorse voting record date?

A:

No. If you are a holder of record of WildHorse common stock as of the WildHorse notice record date and you either purchase additional shares of WildHorse common stock or sell some of your shares of WildHorse common stock within the same account between the WildHorse notice record date and the WildHorse voting record date, you will not be required to submit, nor will you be furnished with, a new, separate proxy card. Rather, the number of shares of WildHorse common stock owned of record by you on the WildHorse voting record date, which number of shares may be greater or less than the number of shares you owned as of the WildHorse notice record date because you acquired additional shares or sold some of your shares within the same account, will be voted in accordance with your validly executed proxy. By executing the proxy, you will authorize the proxy holders to vote (i) all shares of WildHorse common stock owned by you as of the date of execution of the proxy, excluding any shares that you sell or transfer between the execution of the proxy and the WildHorse voting record date and (ii) any shares that you acquire between execution of the proxy and the WildHorse voting record date. Therefore, by executing the proxy, you are authorizing the proxy holders to vote the number of shares of WildHorse common stock owned by you as of the WildHorse voting record date. As described in the preceding Question and Answer, only holders of WildHorse common stock who were not holders of record of WildHorse common stock as of the WildHorse notice record date but who purchase shares after the WildHorse notice record date and who continue to hold such shares of record as of the WildHorse voting record date will receive a new proxy card, which will accompany a copy of this joint proxy statement/prospectus and all documents (excluding certain exhibits) listed under the caption “Information Incorporated by Reference” and any other documents (excluding certain exhibits) that are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus between the WildHorse notice record date and the WildHorse voting record date.

Q:	If I become a WildHorse stockholder of record after the WildHorse notice record date and want to receive the mixed consideration, how can I elect to do so?

Any WildHorse stockholder who does not receive an election form, whether due to the fact that they become a stockholder of record after the WildHorse notice record date or otherwise, may request one from WildHorse by contacting WildHorse’s corporate secretary at 920 Memorial City Way, Suite 1400, Houston, Texas 77024, (713) 568-4910, and WildHorse will make an election form available to you.

Q:	How many votes do I have?

A:

Chesapeake shareholders. Each Chesapeake shareholder of record is entitled to one vote for each share of Chesapeake common stock held of record by such shareholder as of the close of business on the Chesapeake record date.

WildHorse stockholders. Each WildHorse stockholder of record is entitled to one vote for each share of WildHorse common stock held of record by such stockholder as of the close of business on the WildHorse voting record date, with shares of WildHorse preferred stock voting on an as-converted basis. Prior to the effective time of the merger and conditioned upon the occurrence of the closing, each share of WildHorse preferred stock will be converted into 74.487492 shares of WildHorse common stock.

Q:	What constitutes a quorum for the Chesapeake and/or WildHorse special meetings?

A:	A quorum is the minimum number of stockholders necessary to hold a valid meeting.

Quorum for Chesapeake special meeting. The presence at the Chesapeake special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Chesapeake common stock entitled to vote at the Chesapeake special meeting constitutes a quorum. If you submit a properly executed proxy card, even if you do not vote for any proposal or vote to “abstain” in respect of any proposal, your shares of Chesapeake common stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Chesapeake special meeting. Broker non-votes will be treated as present for purposes of determining the presence of a quorum at the Chesapeake special meeting.

Quorum for WildHorse special meeting. The presence at the WildHorse special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of WildHorse common stock entitled to vote at the WildHorse special meeting including shares of WildHorse preferred stock on an as-converted basis, constitutes a quorum. If you submit a properly executed proxy card, even if you do not vote for one or more proposals or vote to “abstain” in respect of one or more proposals, your shares of WildHorse common stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the WildHorse special meeting. Because the only proposals for consideration at the WildHorse special meeting are non-discretionary proposals, it is not expected that there will be any broker non-votes at the WildHorse special meeting. Broker non-votes will not be treated as present for purposes of determining the presence of a quorum at the WildHorse special meeting.

Q:	What will happen to WildHorse as a result of the merger?

A:

If the merger is completed, the separate existence of Merger Sub will cease and WildHorse will continue its existence under the DGCL as the surviving corporation and a wholly owned subsidiary of Chesapeake. Immediately following the effective time of the merger, the surviving corporation will merge with and into LLC Sub, with LLC Sub continuing as a wholly owned subsidiary of Chesapeake. Furthermore, shares of WildHorse common stock will no longer be publicly traded and will be delisted from the NYSE.

Q:	I own shares of WildHorse common stock. What will happen to those shares as a result of the merger?

A:

If the merger is completed, your shares of WildHorse common stock will be converted into the right to receive the merger consideration. All such shares of WildHorse common stock will cease to be outstanding and will automatically be cancelled. Each holder of a share of WildHorse common stock outstanding immediately prior to the effective time of the merger will cease to have any rights with respect to shares of WildHorse common stock except the right to receive the merger consideration, any dividends or distributions made with respect to shares of Chesapeake common stock with a record date after the effective time of the merger, and any cash to be paid in lieu of any fractional shares of Chesapeake common stock, in each case to be issued or paid upon the exchange of any book-entry shares of WildHorse common stock for merger consideration. For additional information, see the sections entitled “The Merger—Consideration to WildHorse Stockholders” and “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on pages 80 and 144, respectively.

Q:	Where will the Chesapeake common stock that WildHorse stockholders receive in the merger be publicly traded?

A:	Assuming the merger is completed, the shares of Chesapeake common stock that WildHorse stockholders receive in the merger will be listed and traded on the NYSE under the symbol “CHK.”

Q:	What happens if the merger is not completed?

A:

If the merger proposal is not approved by WildHorse stockholders or if the Chesapeake issuance proposal is not approved by Chesapeake shareholders or if the merger is not completed for any other reason, WildHorse stockholders will not receive any merger consideration in connection with the merger, and their shares of WildHorse common stock or WildHorse preferred stock, as applicable, will remain outstanding. WildHorse will remain an independent public company and WildHorse common stock will continue to be listed and traded on the NYSE. Additionally, if the merger proposal is not approved by WildHorse stockholders or if the merger is not completed for any other reason, Chesapeake will not issue shares of Chesapeake common stock to WildHorse stockholders, regardless of whether the Chesapeake issuance proposal is approved. If the merger agreement is terminated under specified circumstances, either WildHorse or Chesapeake (depending on the circumstances) may be required to pay the other party a termination fee or other termination-related payment. For a more detailed discussion of the termination fees or other termination-related payments, see “The Merger Agreement—Termination” beginning on page 173.

Q:	What is a proxy and how can I vote my shares in person at the special meetings?

A:	A proxy is a legal designation of another person to vote the stock you own.

Chesapeake. Shares of Chesapeake common stock held directly in your name as the shareholder of record as of the close of business on December 24, 2018, the Chesapeake record date, may be voted in person at the Chesapeake special meeting. If you choose to attend the Chesapeake special meeting, you will need to bring valid, government-issued photo identification. If you are a beneficial owner of Chesapeake common stock but not the shareholder of record of such shares of Chesapeake common stock, you will also need proof of stock ownership to be admitted to the Chesapeake special meeting. A recent brokerage statement or a letter from a broker, bank or other nominee are examples of proof of ownership. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Chesapeake special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the Chesapeake special meeting. To request a legal proxy, contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Chesapeake special meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the Chesapeake special meeting. The doors to the meeting room will be closed promptly at the start of the meeting and shareholders may not be permitted to enter after that time.

WildHorse. Shares of WildHorse common stock held directly in your name as the stockholder of record as of the close of business on January 11, 2019, the WildHorse voting record date, may be voted in person at the WildHorse special meeting. If you choose to attend the WildHorse special meeting, you will need to bring valid, government-issued photo identification. If you are a beneficial owner of WildHorse common stock or WildHorse preferred stock but not the stockholder of record of such shares of WildHorse common stock or WildHorse preferred stock, you will also need proof of stock ownership to be admitted to the WildHorse special meeting. A recent brokerage statement or a letter from a broker, bank or other nominee are examples of proof of ownership. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the WildHorse special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the WildHorse special meeting. To request a legal proxy, contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the WildHorse special meeting.

Failure to bring the appropriate documentation may delay your entry into or prevent you from attending the WildHorse special meeting. The doors to the meeting room will be closed promptly at the start of the meeting and stockholder may not be permitted to enter after that time.

Q:	How do I vote if I hold my stock through Chesapeake’s employee benefit plans?

A:

If you are a Chesapeake employee and you participate in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan, or the 401(k) plan, you may receive a proxy via email so that you may instruct the trustee of the 401(k) plan how to vote your 401(k) plan shares. If you are also a shareholder of record, you may receive one proxy for both your directly held and 401(k) plan shares, which will allow you to vote those shares as one block. Please note, however, that because you only vote one time for all shares you own directly and in the 401(k) plan, your vote on each voting item will be identical across all of those shares. If you do not vote your proxy, the trustee will vote the 401(k) plan shares credited to your 401(k) plan account in the same proportion as the 401(k) plan shares of other participants for which the trustee has received proper voting instructions.

Q:	How can I vote my shares without attending the special meetings?

A:

Chesapeake. If you are a shareholder of record of Chesapeake common stock as of the close of business on December 24, 2018, the Chesapeake record date, you can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you must vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or other nominee.

WildHorse. If you are a stockholder of record of WildHorse common stock or WildHorse preferred stock as of the close of business on January 11, 2019, the WildHorse voting record date, you can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you must vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or other nominee.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials relating to the Chesapeake special meeting and/or the WildHorse special meeting if you hold shares of both Chesapeake and WildHorse common stock or if you hold shares of Chesapeake and/or WildHorse common stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of Chesapeake and/or WildHorse common stock in more than one brokerage account.

Direct holders (holders of record). For shares of Chesapeake and/or WildHorse common stock held directly, complete, sign, date and return each proxy card (or cast your vote by phone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Chesapeake and/or WildHorse common stock are voted.

Shares in “street name.” For shares of Chesapeake and/or WildHorse common stock held in “street name” through a broker, bank or other nominee, follow the instructions provided by your broker, bank or other nominee to vote your shares.

Q:	I hold shares of both Chesapeake and WildHorse common stock. Do I need to vote separately for each company?

A:

Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/prospectus both with respect to the voting of shares of Chesapeake common stock and with respect to the voting of shares of WildHorse common stock or WildHorse preferred stock in order to effectively vote the shares you hold in each company.

Q:	If a holder of shares gives a proxy, how will the shares of Chesapeake or WildHorse common stock, as applicable, covered by the proxy be voted?

A:

If you provide a proxy, regardless of whether you provide that proxy by phone, the Internet or completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of Chesapeake common stock or your shares of WildHorse common stock, as applicable, in the way that you indicate when providing your proxy in respect of the shares of common stock you hold in such company. When completing the phone or Internet processes or the proxy card, you may specify whether your shares of Chesapeake or WildHorse common stock, as applicable, should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Chesapeake special meeting or the WildHorse special meeting, as applicable.

Q:	How will my shares be voted if I return a blank proxy?

A:

Chesapeake. If you sign, date and return your proxy and do not indicate how you want your shares of Chesapeake common stock to be voted, then your shares of Chesapeake common stock will be voted “FOR” the approval of the Chesapeake issuance proposal, “FOR” the Chesapeake board size proposal and “FOR” the Chesapeake authorized shares proposal, each in accordance with the recommendation of the Chesapeake board.

WildHorse. If you sign, date and return your proxy and do not indicate how you want your shares of WildHorse common stock to be voted, then your shares of WildHorse common stock will be voted “FOR” the approval of the merger proposal, “FOR” the non-binding, advisory compensation proposal and “FOR” the adjournment proposal, in accordance with the recommendations of the WildHorse board.

Q:	Can I change my vote after I have submitted my proxy?

A:

Chesapeake. Yes. If you are a shareholder of record of Chesapeake common stock as of the close of business on the Chesapeake record date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Chesapeake special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•	give written notice of your revocation to Chesapeake’s corporate secretary at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118 stating that you are revoking your proxy; or

•	vote in person at the Chesapeake special meeting. Please note that your attendance at the Chesapeake special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of Chesapeake common stock as of the close of business on the Chesapeake record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

WildHorse. Yes. If you are a stockholder of record of WildHorse common stock as of the close of business on the WildHorse voting record date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the WildHorse special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•	give written notice of your revocation to WildHorse’s corporate secretary at 920 Memorial City Way, Suite 1400, Houston, Texas 77024 stating that you are revoking your proxy; or

•	vote in person at the WildHorse special meeting. Please note that your attendance at the WildHorse special meeting will not alone serve to revoke your proxy.

If you are a beneficial owner of WildHorse common stock as of the close of business on the WildHorse voting record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the special meetings?

A:

Within four business days following certification of the final voting results, Chesapeake and WildHorse each intend to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K.

Q:	If I do not favor the merger as a Chesapeake shareholder or WildHorse stockholder, what are my rights?

A:

Chesapeake shareholders. Under Oklahoma law, Chesapeake shareholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Chesapeake common stock as contemplated by the merger agreement. Chesapeake shareholders may vote against the Chesapeake issuance proposal if they do not favor the merger.

WildHorse stockholders. Because shares of Chesapeake common stock are listed on the NYSE and holders of shares of WildHorse common stock are not required to receive consideration other than shares of Chesapeake common stock, which are listed on the NYSE, and cash in lieu of fractional shares in the merger, holders of shares of WildHorse common stock are not entitled to exercise dissenters’ or appraisal rights under Delaware law in connection with the merger. WildHorse stockholders may vote against the merger proposal if they do not favor the merger.

Q:	Are there any risks that I should consider as a Chesapeake shareholder and/or WildHorse stockholder in deciding how to vote?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 46. You also should read and carefully consider the risk factors of Chesapeake and WildHorse contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.

Q:	What happens if I sell my shares before the special meetings?

A:

Chesapeake shareholders. The record date for Chesapeake shareholders entitled to vote at the Chesapeake special meeting is earlier than the date of the Chesapeake special meeting. If you transfer your shares of Chesapeake common stock after the Chesapeake record date but before the Chesapeake special meeting, you will, unless special arrangements are made, retain your right to vote at the Chesapeake special meeting.

WildHorse stockholders. The voting record date for WildHorse stockholders entitled to vote at the WildHorse special meeting is earlier than the date of the WildHorse special meeting. If you transfer your shares of WildHorse common stock after the WildHorse voting record date but before the WildHorse special meeting, you will, unless special arrangements are made, retain your right to vote at the WildHorse special meeting, but will have transferred the right to receive the merger consideration to the person to whom you transferred your shares of WildHorse common stock.

Q:	What are the material U.S. federal income tax consequences of the integrated mergers to WildHorse stockholders?

A:

Chesapeake and WildHorse intend for the merger and the LLC Sub merger (together, the “integrated mergers”), taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to Chesapeake’s obligation to complete the integrated mergers that Chesapeake receive a written opinion from its counsel, Baker Botts L.L.P. (or another nationally recognized tax counsel reasonably acceptable to Chesapeake) (“Chesapeake tax counsel”), to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to WildHorse’s obligation to complete the integrated mergers that WildHorse receive a written opinion from its counsel, Vinson & Elkins L.L.P. (or another nationally recognized tax counsel reasonably acceptable to

WildHorse) (“WildHorse tax counsel”), to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming the integrated mergers so qualify:

•

a U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” herein) that exchanges its shares of WildHorse common stock for the share consideration pursuant to the merger generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Chesapeake common stock; and

•

a U.S. holder that exchanges its shares of WildHorse common stock for the mixed consideration pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Chesapeake common stock (including any fractional share of Chesapeake common stock the U.S. holder is treated as having received) and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of WildHorse common stock surrendered and (ii) the amount of cash received by such U.S. holder (in each case, excluding any cash received in lieu of a fractional share of Chesapeake common stock);

•

a U.S. holder that receives cash in lieu of a fractional share of Chesapeake common stock generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such fractional share and the tax basis allocated to such fractional share; and

•

a non-U.S. holder (as defined under “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” herein) may be subject to U.S. withholding tax with respect to the amount of cash received by such non-U.S. holder in the merger but may be entitled to a refund of all or a portion of such tax.

HOLDERS OF WILDHORSE COMMON STOCK SHOULD READ THE SECTION ENTITLED “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS” BEGINNING ON PAGE 179 FOR A MORE DETAILED DISCUSSION OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS. TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES TO A PARTICULAR HOLDER OF WILDHORSE COMMON STOCK WILL DEPEND ON THE FACTS OF SUCH HOLDER’S SITUATION. HOLDERS OF WILDHORSE COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS IN THEIR PARTICULAR CIRCUMSTANCES.

Q:	When is the merger expected to be completed?

A:

Chesapeake and WildHorse are working to complete the merger as quickly as possible. Subject to the satisfaction or waiver of the conditions described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 171, including the approval of the merger proposal by WildHorse stockholders at the WildHorse special meeting and the approval of the Chesapeake issuance proposal by Chesapeake shareholders at the Chesapeake special meeting, the transaction is expected to be completed by the end of the second quarter of 2019. However, neither Chesapeake nor WildHorse can predict the actual date on which the merger will be completed, nor can the parties assure that the merger will be completed, because completion is subject to conditions beyond either company’s control.

Q:	What must WildHorse stockholders do to elect to receive mixed consideration or share consideration?

A:	To elect to receive mixed consideration or share consideration for your shares of WildHorse common stock, you must indicate in the place provided on the election form, which you will receive in a separate mailing, the number of your shares of WildHorse common stock and whether you elect to receive mixed consideration or share consideration, sign the form, and return the form in the separate envelope provided so that it is received prior to the election deadline, which is 5:00 p.m. New York City time, on the business day that is two business days prior to the closing date. Chesapeake and WildHorse will publicly announce the anticipated election deadline at least five business days prior to the anticipated closing date. If the closing date is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and Chesapeake and WildHorse will promptly announce any such delay and, when determined, the rescheduled election deadline.

You will be able to specify on the election form:

•	the number of shares of WildHorse common stock with respect to which you elect to receive the share consideration;

•	the number of shares of WildHorse common stock with respect to which you elect to receive the mixed consideration; or

•	that you make no election with respect to your shares of WildHorse common stock, in which case you will receive the share consideration.

If you do not submit an election form prior to the election deadline, you will be deemed to have indicated that you are making no election, and you will receive the share consideration. For additional information on the election procedures, see the section entitled “The Merger Agreement—Election Procedures” beginning on page 146.

Q:	I own shares of WildHorse common stock. What is the deadline for submitting an election?

A:

To be effective, a form of election must be properly completed, signed and submitted to the exchange agent by the election deadline. The “election deadline” will be 5:00 p.m. New York City time, on the business day that is two business days prior to the closing date. Chesapeake and WildHorse will publicly announce the anticipated election deadline at least five business days prior to the anticipated closing date. If the closing date is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and Chesapeake and WildHorse will promptly announce any such delay and, when determined, the rescheduled election deadline. WildHorse stockholders are urged to promptly submit their properly completed and signed forms of election, together with the necessary transmittal materials, and not wait until the election deadline.

Q:	I own shares of WildHorse common stock. How can I change my election?

A:	You can revoke your election before the election deadline by written notice that is sent to and received by the exchange agent prior to the election deadline.

Q:	I own shares of WildHorse common stock. What happens if I don’t make an election?

A:

A holder of shares of WildHorse common stock who makes no election or an untimely election, or is otherwise deemed not to have submitted an effective form of election, or who has validly revoked his or her merger consideration election but has not properly submitted a new duly completed form of election, will be deemed to have made an election to receive only share consideration.

Q:

I own shares of WildHorse common stock. Can I sell my shares of WildHorse common stock after I make my election to receive mixed consideration or share consideration or if I do not make an election by the deadline?

A:

No. After a WildHorse stockholder has submitted a form of election, under the terms of the election, he or she will not be able to sell any shares of WildHorse common stock covered by his or her form of election unless he or she revokes his or her election before the deadline by written notice received by the exchange agent prior to the election deadline. In addition, once the election deadline has passed, no shares of WildHorse common stock may be sold. While the parties have agreed to establish an election deadline that is a relatively short time before the anticipated completion date of the merger, there can be no assurance that unforeseen circumstances will not cause the completion of the merger to be delayed after the deadline has been established.

Q:	If I am a WildHorse stockholder, how will I receive the merger consideration to which I am entitled?

A:

If you are a holder of book-entry shares representing eligible shares of WildHorse common stock (which we refer to as “WildHorse book-entry shares”) which are held through The Depository Trust Company (which we refer to as “DTC”), the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the closing date, the merger consideration, cash in lieu of any fractional shares of Chesapeake common stock and any dividends and other distributions on the shares of Chesapeake common stock issuable as merger consideration, in each case, that DTC has the right to receive.

If you are a holder of record of WildHorse book-entry shares which are not held through DTC, the exchange agent will deliver to you, as soon as practicable after the effective time of the merger, (i) a notice advising you of the effectiveness of the merger, (ii) a statement reflecting the aggregate whole number of shares of Chesapeake common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (iii) a check in the amount equal to any cash payable as part of the merger consideration, cash in lieu of any fractional shares of Chesapeake common stock and dividends and other distributions on the shares of Chesapeake common stock issuable to you as merger consideration.

No interest will be paid or accrued on any amount payable for shares of WildHorse common stock eligible to receive the merger consideration pursuant to the merger agreement.

For additional information on the exchange of WildHorse common stock for the merger consideration, see the section entitled “The Merger Agreement—Payment for Securities; Exchange” beginning on page 145.

Q:	If I am a WildHorse stockholder, will the shares of Chesapeake common stock issued in the merger receive a dividend?

A:

After the completion of the merger, the shares of Chesapeake common stock issued in connection with the merger will carry with them the right to receive the same dividends on shares of Chesapeake common stock as the shares of Chesapeake common stock held by all other holders of such shares for any dividend the record date for which occurs after the merger is completed.

Chesapeake does not anticipate paying any dividends on its common stock in the foreseeable future. Any future Chesapeake dividends will remain subject to approval by the Chesapeake board and other considerations.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Chesapeake and WildHorse. Chesapeake and WildHorse have retained Innisfree M&A Incorporated (which we refer to as “Innisfree”) to assist in the solicitation processes. Chesapeake will pay Innisfree, on behalf of itself and WildHorse, a fee of approximately $50,000, as well as reasonable and documented out-of-pocket expenses. Chesapeake also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies for Chesapeake and WildHorse (subject to certain exceptions).

Q:	What is “householding”?

A:

To reduce the expense of delivering duplicate proxy materials to shareholders who may have more than one account holding a corporation’s common stock but who share the same address, a corporation may adopt a procedure approved by the SEC called “householding.” Under this procedure, certain holders of record who have the same address and last name will receive only one copy of proxy materials until such time as one or more of these shareholders notifies such corporation that they want to receive separate copies. Neither Chesapeake nor WildHorse has elected to institute householding in connection with the Chesapeake special meeting or WildHorse special meeting.

Q:	What should I do now?

A:

You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or the Internet as soon as possible so that your shares of Chesapeake and/or WildHorse common stock will be voted in accordance with your instructions.

Q:	Who can answer my questions about the Chesapeake and/or WildHorse special meeting or the transactions contemplated by the merger agreement?

A:

Chesapeake shareholders. If you have questions about the Chesapeake special meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact Chesapeake’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

(877) 825-8621

WildHorse stockholders. If you have questions about the WildHorse special meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, contact WildHorse’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

(877) 825-8621

Q:	Where can I find more information about Chesapeake, WildHorse and the merger?

A:

You can find out more information about Chesapeake, WildHorse and the merger by reading this joint proxy statement/prospectus and, with respect to Chesapeake and WildHorse, from various sources described in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 217.

SUMMARY

This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this joint proxy statement/prospectus and its annexes carefully and in their entirety and the other documents to which Chesapeake and WildHorse refer before you decide how to vote with respect to the proposals to be considered and voted on at the special meeting for your company. In addition, Chesapeake and WildHorse incorporate by reference important business and financial information about Chesapeake and WildHorse into this joint proxy statement/prospectus, as further described in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 217. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 217. Each item in this summary includes a page reference directing you to a more complete description of that item in this joint proxy statement/prospectus.

Information About the Companies (page 62)

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Phone: (405) 848-8000

Chesapeake is an independent exploration and production company engaged in the acquisition, exploration and development of properties for the production of oil, natural gas and NGLs from underground reservoirs. Chesapeake owns a large and geographically diverse portfolio of onshore U.S. unconventional natural gas and liquid assets. Chesapeake has leading positions in the liquids-rich resource plays of the Eagle Ford Shale in South Texas and the Anadarko Basin in northwestern Oklahoma and the stacked pay in the Powder River Basin in Wyoming. Chesapeake’s natural gas resource plays are the Marcellus Shale in the northern Appalachian Basin in Pennsylvania and the Haynesville/Bossier Shales in northwestern Louisiana and East Texas.

WildHorse Resource Development Corporation

920 Memorial City Way, Suite 1400

Houston, Texas 77024

Phone: (713) 568-4910

WildHorse is an independent oil and natural gas company focused on the acquisition, exploitation, development and production of oil, natural gas and NGL properties primarily in the Eagle Ford Shale and Austin Chalk in East Texas. WildHorse’s assets are characterized by concentrated acreage positions with multiple producing stratigraphic horizons, or stacked pay zones, and attractive single-well rates of return. WildHorse primarily operates in Burleson, Lee and Washington Counties.

Coleburn Inc.

c/o Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Phone: (405) 848-8000

Coleburn Inc. is a direct, wholly owned subsidiary of Chesapeake. Upon the completion of the merger, Coleburn Inc. will cease to exist. Coleburn Inc. was incorporated in Delaware on October 19, 2018 for the sole purpose of effecting the merger.

The Merger and the Merger Agreement (pages 80 and 142)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. Chesapeake and WildHorse encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

The Chesapeake board and the WildHorse board each has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement. Pursuant to the terms and subject to the conditions included in the merger agreement, Chesapeake has agreed to acquire WildHorse by means of a merger of Merger Sub with and into WildHorse (which we refer to as the “merger”), with WildHorse surviving the merger as a wholly owned subsidiary of Chesapeake. Immediately following the merger, WildHorse will be merged with and into a wholly owned limited liability company subsidiary of Chesapeake (“LLC Sub”), with the LLC Sub continuing as a wholly owned subsidiary of Chesapeake (the “LLC Sub merger” and, together with the merger, the “integrated mergers”).

Effect of the Merger on Capital Stock; Merger Consideration (page 144)

As a result of the merger, each share of WildHorse common stock, including WildHorse preferred stock, which will be converted to WildHorse common stock prior to the effective time of the merger, issued and outstanding immediately prior to the effective time of the merger (excluding any shares held in treasury by WildHorse, shares owned by Chesapeake or Merger Sub or by any wholly owned subsidiary of Chesapeake or Merger Sub (which we refer to collectively as the “excluded shares”)) will be converted automatically at the effective time of the merger into the right to receive from Chesapeake:

•

For each share of WildHorse common stock with respect to which an election to receive mixed consideration has been made and not revoked or lost pursuant to the merger agreement, (1) 5.336 fully paid and nonassessable shares of Chesapeake common stock and (2) $3.00 in cash, without any interest thereon and subject to any withholding taxes required by applicable law in accordance with the merger agreement (the “mixed consideration”);

•

For each share of WildHorse common stock with respect to which an election to receive only share consideration has been made and not revoked or lost pursuant to the merger agreement, 5.989 fully paid and nonassessable shares of Chesapeake common stock (the “share consideration”); or

•	For each share of WildHorse common stock with respect to which no election to receive the share consideration or mixed consideration has been made, the share consideration.

WildHorse stockholders’ ability to receive the mixed consideration or the share consideration will not be subject to proration.

No scrip or shares representing fractional shares of Chesapeake common stock will be issued upon the exchange of eligible shares of WildHorse common stock, and such fractional share interests will not entitle the owner of such fractional share interests to vote or to have any rights of a shareholder of Chesapeake or a holder of shares of Chesapeake common stock. Each holder of shares exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Chesapeake common stock (after taking into account and aggregating all book-entry shares delivered by such holder) will receive, in lieu of such fractional shares of Chesapeake common stock, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Chesapeake common stock, and the denominator of which is the number of shares of Chesapeake common stock constituting a portion of the exchange fund as represents the aggregate of all fractional entitlements of all holders of WildHorse common stock. As promptly as possible following the effective time of the merger, the exchange agent shall sell at then-prevailing prices on the NYSE such number of shares of Chesapeake common stock constituting a portion of the exchange fund as represents the aggregate of all fractional entitlements of all holders of WildHorse common stock, with the cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the exchange agent incurred in connection with such sales) of such sales to be used by the exchange agent to fund the foregoing payments in lieu of fractional shares (and if the proceeds of such share sales by the exchange agent are insufficient for such purpose, then Chesapeake shall promptly deliver to the exchange agent additional funds in an amount equal to the deficiency required to make all such payments in lieu of fractional shares).

Election Procedures (page 146)

To elect to receive mixed consideration or share consideration for your shares of WildHorse common stock, you must indicate in the place provided on the election form, which you will receive in a separate mailing, the number of your shares of WildHorse common stock and whether you prefer to receive mixed consideration or share consideration, sign the form, and return the form in the separate envelope provided so that it is received prior to the election deadline, which is 5:00 p.m. New York City time, on the business day that is two business days prior to the closing date. Chesapeake and WildHorse will publicly announce the anticipated election deadline at least five business days prior to the anticipated closing date. If the closing date is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date, and Chesapeake and WildHorse will promptly announce any such delay and, when determined, the rescheduled election deadline.

You will be able to specify on the election form:

•	the number of shares of WildHorse common stock with respect to which you elect to receive the share consideration;

•	the number of shares of WildHorse common stock with respect to which you elect to receive the mixed consideration; or

•	that you make no election with respect to your shares of WildHorse common stock, in which case you will receive the share consideration.

If you do not submit an election form prior to the election deadline, you will be deemed to have indicated that you are making no election, and you will get the share consideration. For additional information on the election procedures, see the section entitled “The Merger Agreement—Election Procedures” beginning on page 146.

Risk Factors (page 46)

The merger and an investment in Chesapeake common stock involve risks, some of which are related to the transactions contemplated by the merger agreement. You should carefully consider the information about these risks set forth under the section entitled “Risk Factors” beginning on page 46, together with the other information included or incorporated by reference in this joint proxy statement/prospectus, particularly the risk factors contained in Chesapeake’s and WildHorse’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings they make with the SEC. WildHorse stockholders should carefully consider the risks set out in that section before deciding how to vote with respect to the merger proposal to be considered and voted on at the WildHorse special meeting, and Chesapeake shareholders should carefully consider the risks set out in that section before deciding how to vote with respect to the Chesapeake proposals to be considered and voted on at the Chesapeake special meeting. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 217.

Treatment of WildHorse Restricted Stock Awards in the Merger (page 145)

Immediately prior to the effective time of the merger, each outstanding award of shares of WildHorse restricted stock granted under the WildHorse stock plan will automatically vest in full and any forfeiture restrictions applicable to such shares of WildHorse restricted stock will lapse immediately. As a result, each share of WildHorse restricted stock will be treated as and will have the same rights as an unrestricted share of WildHorse common stock, including the right to elect to receive mixed consideration or share consideration, as applicable, and the right to receive the merger consideration, less applicable taxes required to be withheld with respect to such vesting.

Recommendation of the Chesapeake Board of Directors and Chesapeake’s Reasons for the Merger (page 90)

The Chesapeake board unanimously recommends that you vote “FOR” the Chesapeake issuance proposal, “FOR” the Chesapeake board size proposal and “FOR” the Chesapeake authorized shares proposal (collectively referred to as the “Chesapeake proposals”). For the factors considered by the Chesapeake board in reaching this decision and additional information on the recommendation of the Chesapeake board, see the section entitled “The Merger—Recommendation of the Chesapeake Board of Directors and Chesapeake’s Reasons for the Merger” beginning on page 90.

Recommendations of the WildHorse Board of Directors and WildHorse’s Reasons for the Merger (page 101)

The WildHorse board unanimously determined that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, WildHorse stockholders, approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and directed that the merger agreement be submitted to the WildHorse stockholders for adoption and recommended that the WildHorse stockholders adopt the merger agreement and approve all other actions or matters necessary or desirable to give effect to the foregoing. For more information regarding the factors considered by the WildHorse board in reaching this decision and additional information on the recommendations of the WildHorse board, see the section entitled “The Merger—Recommendations of the WildHorse Board of Directors and WildHorse’s Reasons for the Merger” beginning on page 101. The WildHorse board unanimously recommends that you vote “FOR” the merger proposal, “FOR” the non-binding, advisory compensation proposal and “FOR” the WildHorse adjournment proposal.

Opinions of Financial Advisors

Opinion of Goldman Sachs & Co. LLC, Chesapeake’s Financial Advisor

On October 29, 2018, Chesapeake’s financial advisor, Goldman Sachs & Co. LLC (which we refer to as “Goldman Sachs”), delivered its oral opinion, subsequently confirmed in writing, to the Chesapeake board that, as of such date and based upon and subject to the factors and assumptions set forth therein, the share consideration and the mixed consideration, taken in the aggregate, to be paid by Chesapeake for the outstanding shares of WildHorse common stock pursuant to the merger agreement was fair from a financial point of view to Chesapeake.

The full text of the written opinion of Goldman Sachs, dated October 29, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B and is incorporated by reference into this joint proxy statement/prospectus. The summary of the opinion of Goldman Sachs in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Goldman Sachs provided advisory services and its opinion for the information and assistance of the Chesapeake board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Chesapeake common stock should vote with respect to the issuance of Chesapeake common stock in the merger or any other matter.

For additional information, see the section entitled “The Merger—Opinion of Goldman Sachs & Co. LLC, Chesapeake’s Financial Advisor” beginning on page 94 and Annex B.

Opinion of Tudor Pickering Holt & Co Advisors LP, WildHorse’s Financial Advisor

WildHorse retained Tudor Pickering Holt & Co Advisors LP (which we refer to as “TPH”) as its financial advisor in connection with a potential sale of, or other business combination involving, WildHorse. On October 29, 2018, TPH rendered to the WildHorse board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 29, 2018, that, based upon and subject to the limitations, qualifications and assumptions set forth in its opinion, as of the date of the opinion, the merger consideration to be paid to the holders of outstanding shares of WildHorse common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of TPH’s written opinion, dated October 29, 2018, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in its entirety. The summary of TPH’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. WildHorse stockholders are urged to read the TPH opinion carefully and in its entirety. TPH delivered its opinion for the information and assistance of the WildHorse board in connection with its evaluation of the merger. TPH did not express any opinion as to the prices at which the WildHorse common stock, the Chesapeake common stock or the securities of any other party will trade at any time. The TPH opinion speaks only as of the date and time it was rendered and not as of the time of the transactions contemplated by the merger agreement or any other time. The TPH opinion is not a recommendation as to how any holder of shares of WildHorse common stock or Chesapeake common stock should vote or act with respect to the merger or any other matter, including whether any holder of the WildHorse common stock should elect to receive the mixed consideration or the share consideration.

For additional information, see the section entitled “The Merger—Opinion of Tudor Pickering Holt & Co Advisors LP, WildHorse’s Financial Advisor” beginning on page 106 and Annex C.

Opinion of Morgan Stanley & Co. LLC, WildHorse’s Financial Advisor

WildHorse retained Morgan Stanley & Co. LLC (which we refer to as “Morgan Stanley”) as its financial advisor in connection with a potential sale of, or other business combination involving, WildHorse. Morgan Stanley delivered its oral opinion to the WildHorse board on October 29, 2018, which opinion was subsequently confirmed in a written opinion dated October 29, 2018, that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the merger consideration to be received by the holders of shares of the WildHorse common stock pursuant to the merger agreement was fair from a financial point of view to such holders of shares of WildHorse common stock.

The full text of Morgan Stanley’s written opinion, dated October 29, 2018, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in connection with the opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. WildHorse stockholders should read Morgan Stanley’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the WildHorse board, in its capacity as such, and addressed only the fairness from a financial point of view to the holders of the WildHorse common stock of the merger consideration to be received by such holders pursuant to the merger agreement as of the date of such opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the merger. Morgan Stanley’s opinion did not in any manner address the prices at which the Chesapeake common stock would trade following the consummation of the merger or at which the WildHorse common stock or the Chesapeake common stock or any other securities would trade at any time. Morgan Stanley expressed no opinion or recommendation to any holder of shares of the WildHorse common stock or the Chesapeake common stock as to how such holder should vote at the WildHorse special meeting or the Chesapeake special meeting, respectively, or act in any manner in connection with the merger, including whether any holder of WildHorse common stock should elect to receive the mixed consideration or the share consideration.

For additional information, see the section entitled “The Merger—Opinion of Morgan Stanley & Co. LLC, WildHorse’s Financial Advisor” beginning on page 109 and Annex D.

Special Meeting of Chesapeake Shareholders (page 63)

Date, Time, Place and Purpose of the Chesapeake Special Meeting

The Chesapeake special meeting will be held on January 31, 2019, at                 , Central Time, at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118. The purpose of the Chesapeake special meeting is to consider and vote on the Chesapeake proposals. Approval of the Chesapeake issuance proposal by Chesapeake shareholders is a condition to the obligations of Chesapeake and WildHorse to complete the merger. Approval of the Chesapeake board size proposal and approval of the Chesapeake authorized shares proposal are not conditions to the obligation of either WildHorse or Chesapeake to complete the merger.

Record Date and Outstanding Shares of Chesapeake Common Stock

Only holders of record of issued and outstanding shares of Chesapeake common stock as of the close of business on December 24, 2018 (which we refer to as the “Chesapeake record date”), are entitled to notice of, and to vote at, the Chesapeake special meeting or any adjournment or postponement of the Chesapeake special meeting.

As of the close of business on the Chesapeake record date, there were                  shares of Chesapeake common stock issued and outstanding and entitled to vote at the Chesapeake special meeting. You may cast one vote on each Chesapeake proposal for each share of Chesapeake common stock that you held as of the close of business on the Chesapeake record date.

A complete list of Chesapeake shareholders entitled to vote at the Chesapeake special meeting will be available for inspection at Chesapeake’s principal place of business during regular business hours for a period of no less than ten days before the Chesapeake special meeting and during the Chesapeake special meeting.

Quorum; Abstentions and Broker Non-Votes

A quorum of Chesapeake shareholders is necessary for Chesapeake to hold a valid meeting. The presence at the Chesapeake special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Chesapeake common stock entitled to vote at the Chesapeake special meeting constitutes a quorum.

If you submit a properly executed proxy card, even if you do not vote for the Chesapeake proposals or vote to “abstain” in respect of the Chesapeake proposals, your shares of Chesapeake common stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Chesapeake special meeting. Chesapeake common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee will be considered present and entitled to vote at the Chesapeake special meeting for the purpose of determining the presence of a quorum.

A broker non-vote will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how shares should be voted on a particular matter. Executed but unvoted proxies will be voted in accordance with the recommendation of the Chesapeake board.

Required Vote to Approve the Chesapeake Issuance Proposal

Approval of the Chesapeake issuance proposal requires the affirmative vote of a majority of votes cast by Chesapeake shareholders present in person or by proxy at the Chesapeake special meeting and entitled to vote on this proposal. Abstentions will have the same effect as a vote “AGAINST” the Chesapeake issuance proposal and, assuming a quorum is otherwise established, the failure of any Chesapeake shareholder to vote and broker non-votes will have no effect on the outcome of the vote.

The Chesapeake issuance proposal is described in the section entitled “Chesapeake Proposals” beginning on page 68.

Required Vote to Approve the Chesapeake Board Size Proposal

Approval of the Chesapeake board size proposal requires the affirmative vote of the Chesapeake shareholders of at least a majority of the issued and outstanding Chesapeake stock entitled to vote on this proposal. Abstentions, the failure of any Chesapeake shareholder to vote and broker non-votes will have the same effect as a vote “AGAINST” the Chesapeake board size proposal.

The Chesapeake board size proposal is described in the section entitled “Chesapeake Proposals” beginning on page 68.

Required Vote to Approve the Chesapeake Authorized Shares Proposal

Approval of the Chesapeake authorized shares proposal requires the affirmative vote of the Chesapeake shareholders of at least a majority of the issued and outstanding Chesapeake stock entitled to vote on this proposal. Abstentions and the failure of any record holder of shares of Chesapeake common stock to vote will have the same effect as a vote “AGAINST” the Chesapeake authorized shares proposal. Because brokers, banks, and other nominees have discretionary authority to vote on the Chesapeake authorized shares proposal, we do not expect broker non-votes in connection with the Chesapeake authorized shares proposal.

The Chesapeake authorized shares proposal is described in the section entitled “Chesapeake Proposals” beginning on page 68.

Voting by Chesapeake Directors and Executive Officers

As of the Chesapeake record date, Chesapeake directors and executive officers, as a group, owned and were entitled to vote                  shares of Chesapeake common stock, or approximately     % of the total outstanding shares of Chesapeake common stock as of the Chesapeake record date.

Chesapeake currently expects that all of its directors and executive officers will vote their shares “FOR” the Chesapeake proposals.

Adjournment

If a quorum is not present or if there are insufficient votes for the approval of the Chesapeake issuance proposal, Chesapeake expects that the Chesapeake special meeting will be adjourned by the chairman of the Chesapeake special meeting to solicit additional proxies. At any subsequent reconvening of the Chesapeake special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Chesapeake special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Special Meeting of WildHorse Stockholders (page 71)

Date, Time, Place and Purpose of the WildHorse Special Meeting

The special meeting of WildHorse stockholders will be held on January 31, 2019, at                 , Central Time at 920 Memorial City Way, Suite 1400, Houston, Texas 77024. The purpose of the special meeting of WildHorse stockholders is to consider and vote on the WildHorse proposals. Approval of the merger proposal by WildHorse stockholders is a condition to the obligations of Chesapeake and WildHorse to complete the merger. Approval of the non-binding, advisory compensation proposal and approval of the adjournment proposal are not conditions to the obligation of either WildHorse or Chesapeake to complete the merger.

Record Date and Outstanding Shares of WildHorse Common Stock and WildHorse Preferred Stock

Only record holders of shares of WildHorse common stock and WildHorse preferred stock at the close of business on January 11, 2019 (which we refer to as the “WildHorse voting record date”), are entitled to notice of, and to vote at, the WildHorse special meeting or any adjournment or postponement of the WildHorse special meeting.

WildHorse will commence its solicitation of proxies on or about December 26, 2018, which is before the WildHorse voting record date. WildHorse will continue to solicit proxies until the date of the WildHorse special meeting. Each WildHorse stockholder of record on January 11, 2019 who has not yet received a joint proxy statement/prospectus prior to the WildHorse voting record date will receive a joint proxy statement/prospectus and documents (excluding certain exhibits) incorporated by reference as of the WildHorse voting record date and have the opportunity to vote on the matters described in the joint proxy statement/prospectus. Proxies delivered by WildHorse stockholders prior to the WildHorse voting record date will be valid and effective so long as the WildHorse stockholder providing the proxy is a WildHorse stockholder on the WildHorse voting record date. If you are not a WildHorse stockholder of record on the WildHorse voting record date, any proxy you deliver will be ineffective. If you deliver a proxy prior to the WildHorse voting record date and remain a WildHorse stockholder on the WildHorse voting record date, you do not need to deliver another proxy after the WildHorse voting record date. If you deliver a proxy prior to the WildHorse voting record date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of WildHorse common stock you own on the WildHorse voting record date even if that number is different from the number of shares of WildHorse common stock you owned when you executed and delivered your proxy. Proxies received from persons who are not WildHorse stockholders of record on the WildHorse voting record date will not be effective.

At the close of business on the WildHorse notice record date, the only issued and outstanding voting securities of WildHorse entitled to vote at the WildHorse special meeting were                  shares of WildHorse common stock and 435,000 shares of WildHorse preferred stock.

You may cast one vote on each WildHorse proposal for each share of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, that you held as of the close of business on the WildHorse voting record date.

A complete list of WildHorse’s stockholders entitled to vote at the WildHorse special meeting will be available for inspection at WildHorse’s principal place of business during regular business hours for a period of no less than ten days before the WildHorse special meeting and during the WildHorse special meeting.

Quorum; Abstentions and Broker Non-Votes

A quorum of WildHorse stockholders is necessary for WildHorse to hold a valid meeting. The presence at the WildHorse special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, entitled to vote at the WildHorse special meeting constitutes a quorum.

If you submit a properly executed proxy card, even if you do not vote for the WildHorse proposals or vote to “abstain” in respect of the WildHorse proposals, your shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, will be counted for purposes of determining whether a quorum is present for the transaction of business at the WildHorse special meeting. WildHorse common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee, and WildHorse common stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present and entitled to vote at the WildHorse special meeting for the purpose of determining the presence of a quorum.

Under the current NYSE rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the WildHorse proposals at the WildHorse special meeting. Because the only proposals for consideration at the WildHorse special meeting are non-discretionary proposals, it is not expected that there will be any broker non-votes at the WildHorse special meeting.

Executed but unvoted proxies will be voted in accordance with the recommendations of the WildHorse board.

Required Vote to Approve the WildHorse Merger Proposal

Approval of the merger proposal by the WildHorse stockholders is a condition to the merger and requires the affirmative vote of a majority of the outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, entitled to vote on such proposal. Abstentions and the failure of any WildHorse stockholder to vote will have the same effect as a vote “AGAINST” the merger proposal.

The WildHorse merger proposal is described in the section entitled “WildHorse Proposals” beginning on page 78.

Required Vote to Approve the WildHorse Non-Binding, Advisory Compensation Proposal

Approval of the non-binding, advisory compensation proposal by the WildHorse stockholders requires the affirmative vote of a majority of the shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, present in person or by proxy at the WildHorse special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the non-binding, advisory compensation proposal and, assuming that a quorum is otherwise established, the failure of any WildHorse stockholder to vote will have no effect on the outcome of the vote.

The non-binding, advisory compensation proposal is described in the section entitled “WildHorse Proposals” beginning on page 78.

Required Vote to Approve the WildHorse Adjournment Proposal

Approval of the adjournment proposal by the WildHorse stockholders requires the affirmative vote of a majority of the shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, present in person or by proxy at the WildHorse special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal and, assuming that a quorum is otherwise established, the failure of any WildHorse stockholder to vote will have no effect on the outcome of the vote.

The adjournment proposal is described in the section entitled “WildHorse Proposals” beginning on page 78.

Voting by WildHorse Directors and Executive Officers

As of the WildHorse notice record date, WildHorse directors and executive officers, as a group, owned and were entitled to vote                  shares of WildHorse common stock, or approximately     % of the total outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, as of the WildHorse notice record date.

WildHorse currently expects that all of its directors and executive officers will vote their shares “FOR” the WildHorse proposals.

In connection with the execution of the merger agreement, Chesapeake entered into the voting agreements with Jay C. Graham, the NGP stockholders and with the Carlyle stockholder, wherein such stockholders agreed to vote all of the WildHorse shares held by them in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, subject to certain exceptions. As of the WildHorse notice record date, the 435,000 shares of WildHorse preferred stock held by the Carlyle stockholder are convertible into                      shares of WildHorse common stock. As of the date of this joint proxy statement/prospectus, such stockholders hold and are entitled to vote in the aggregate approximately                % of the issued and outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, entitled to vote at the WildHorse special meeting. Accordingly, as long as the WildHorse board does not change its recommendation with respect to such proposal (in which case the voting and support obligations of Jay C. Graham, the NGP stockholders and the Carlyle stockholder would apply only to an aggregate amount of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, equal to 35% of the WildHorse common stock outstanding, including WildHorse preferred stock on an as-converted basis), approval of the WildHorse merger proposal at the WildHorse special meeting is assured.

In addition, Jay C. Graham, the NGP stockholders and the Carlyle stockholder irrevocably elected to receive the mixed consideration with respect to their WildHorse common stock, including WildHorse preferred stock on an as-converted basis, as applicable. Furthermore, the voting agreement with the Carlyle stockholder requires such stockholder to convert its shares of WildHorse preferred stock into WildHorse common stock prior to the effective time of the merger. See “The Merger Agreement—Voting and Support Agreements” beginning on page 177 for more information.

Adjournment

If a quorum is not present or if there are insufficient votes for the approval of the merger proposal, WildHorse expects that the WildHorse special meeting will be adjourned by the chairman of the WildHorse special meeting or by the approval of the adjournment proposal to solicit additional proxies. At any subsequent reconvening of the WildHorse special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the WildHorse special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.

Interests of Chesapeake Directors and Executive Officers in the Merger (page 133)

In considering the recommendation of the Chesapeake board with respect to the Chesapeake proposals, Chesapeake shareholders should be aware that the directors and executive officers of Chesapeake have interests in the merger that may be different from, or in addition to, the interests of Chesapeake shareholders generally. These interests include, but are not limited to, the vesting of certain unvested account balances and enhanced benefits upon a qualifying termination of employment that occurs in connection with the merger. These interests are described in more detail in the section entitled “The Merger—Interests of Chesapeake Directors and Executive Officers in the Merger” beginning on page 133. The members of the Chesapeake board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that Chesapeake shareholders approve the Chesapeake proposals.

Board of Directors and Management of Chesapeake Following Completion of the Merger (page 133)

Subject to the approval by Chesapeake’s shareholders of the Chesapeake board size proposal prior to the effective time of the merger, Chesapeake shall take all necessary actions to cause the Chesapeake bylaws to be amended as of the effective time of the merger so that such bylaws shall provide that the maximum size of the Chesapeake board shall be increased from 10 members to 11 members.

Prior to the effective time of the merger, Chesapeake shall take all necessary corporate action so that upon and after the effective time of the merger, one person designated by WildHorse prior to the closing (the “first director”) is appointed to the Chesapeake board. The first director must be reasonably acceptable to Chesapeake; provided that any director of WildHorse as of October 29, 2018 shall be deemed reasonably acceptable to Chesapeake, without requiring any further approval from Chesapeake. Chesapeake, through the Chesapeake board, shall take all necessary action to nominate such director for election to the Chesapeake board in the proxy statement relating to the first annual meeting of the shareholders of Chesapeake following the closing.

If (i) the Chesapeake board size proposal has been approved by Chesapeake’s shareholders prior to the effective time of the merger or (ii) following the effective time of the merger a vacancy occurs on the Chesapeake board, then in either case, Chesapeake shall take all necessary corporate action so that upon and after the effective time of the merger (if the Chesapeake board size proposal has been approved), or as promptly as practicable following the first vacancy on the Chesapeake board (if the Chesapeake board size proposal has not been approved), the first director and a second person designated by WildHorse prior to the closing (the “second director”) are appointed to the Chesapeake board. The second director must be reasonably acceptable to Chesapeake; provided that any director of WildHorse as of October 29, 2018 shall be deemed reasonably acceptable to Chesapeake, without requiring any further approval from Chesapeake. Chesapeake, through the Chesapeake board, shall take all necessary action to nominate, subject to the approval of the Chesapeake board size proposal or the existence of a vacancy on Chesapeake’s board, the second director for election to the Chesapeake board in the proxy statement relating to the first annual meeting of the shareholders of Chesapeake following the closing.

Approval by Chesapeake’s shareholders of the Chesapeake board size proposal is not a condition to any party’s obligation to complete the merger. For more information on the conditions to the completion of the merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 171.

Upon completion of the merger, the current directors and executive officers of Chesapeake are expected to continue in their current positions, other than as may be publicly announced by Chesapeake in the normal course of business.

Additionally, Chesapeake will continue to be headquartered in Oklahoma City, Oklahoma.

Interests of WildHorse Directors and Executive Officers in the Merger (page 136)

In considering the recommendations of the WildHorse board with respect to the merger proposal, the non-binding, advisory compensation proposal and the adjournment proposal, WildHorse stockholders should be aware that the executive officers and directors of WildHorse have interests in the merger that may be different from, or in addition to, the interests of WildHorse stockholders generally. These interests include, but are not limited to, the treatment in the merger of outstanding awards of WildHorse restricted stock held by WildHorse directors and executive officers, potential severance payments and benefits upon a qualifying termination of employment that occurs in connection with the merger and rights to ongoing indemnification and insurance coverage.

These interests are described in more detail in the sections entitled “The Merger—Interests of WildHorse Directors and Executive Officers in the Merger,” “The Merger—Treatment of WildHorse Restricted Stock Awards,” “The Merger—Executive Officer Severance Arrangements” and “The Merger—Quantification of Potential Payments and Benefits to WildHorse’s Named Executive Officers in Connection with the Transaction” beginning on pages 136, 136, 137 and 138, respectively.

Conditions to the Completion of the Merger (page 171)

Mutual Conditions

The respective obligations of Chesapeake, WildHorse and Merger Sub to consummate the merger are subject to the satisfaction at or prior to the effective time of the merger of the following conditions, any or all of which may be waived jointly by Chesapeake, WildHorse and Merger Sub, in whole or in part, to the extent permitted by applicable law:

•	The Chesapeake issuance proposal must have been approved in accordance with applicable law and the Chesapeake organizational documents, as applicable.

•	The merger proposal must have been approved in accordance with applicable law and the WildHorse organizational documents, as applicable.

•

Any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the “HSR Act”), applicable to the merger and the other transactions contemplated by the merger agreement must have expired or been terminated. The parties received early termination of the HSR Act waiting period on November 30, 2018.

•

Any governmental entity having jurisdiction over Chesapeake, WildHorse and Merger Sub must not have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger, and any law that makes the consummation of the merger illegal or otherwise prohibited must not have been adopted.

•

The registration statement, of which this joint proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

•	The shares of Chesapeake common stock issuable to WildHorse stockholders pursuant to the merger agreement must have been authorized for listing on the NYSE, upon official notice of issuance.

•	Prior to the effective time of the merger and conditioned upon the occurrence of the closing, each share of WildHorse preferred stock shall have been converted into shares of WildHorse common stock.

Additional Conditions to the Obligations of Chesapeake

The obligations of Chesapeake and Merger Sub to consummate the merger are subject to the satisfaction at or prior to the effective time of the merger of the following conditions, any or all of which may be waived exclusively by Chesapeake, in whole or in part, to the extent permitted by applicable law:

•

the accuracy of the representations and warranties of WildHorse set forth in the merger agreement as of October 29, 2018 and as though made on and as of the closing date (other than representations and warranties that speak as of a specified date), subject to the materiality standards set forth in the merger agreement;

•

WildHorse must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under the merger agreement on or prior to the effective time of the merger;

•

Chesapeake must have received a certificate of WildHorse signed by an executive officer of WildHorse, dated as of the closing date, confirming that the conditions in the two bullets above have been satisfied; and

•

Chesapeake must have received an opinion from Chesapeake tax counsel, in form and substance reasonably satisfactory to Chesapeake, dated as of the closing date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion, such counsel must have received and may rely upon duly executed certificates of Chesapeake and WildHorse containing such representations as are reasonably necessary or appropriate and such other information reasonably requested by and provided to it by WildHorse and Chesapeake for purposes of rendering such opinion.

Additional Conditions to the Obligations of WildHorse

The obligation of WildHorse to consummate the merger is subject to the satisfaction at or prior to the effective time of the merger of the following conditions, any or all of which may be waived exclusively by WildHorse, in whole or in part, to the extent permitted by applicable law:

•

the accuracy of the representations and warranties of Chesapeake and Merger Sub set forth in the merger agreement as of October 29, 2018 and as though made on and as of the closing date (other than representations and warranties that speak as of a specified date), subject to the materiality standards set forth in the merger agreement;

•

Chesapeake and Merger Sub each must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by them under the merger agreement at or prior to the effective time of the merger;

•

WildHorse must have received a certificate of Chesapeake signed by an executive officer of Chesapeake, dated as of the closing date, confirming that the conditions in the two bullets above have been satisfied; and

•

WildHorse must have received an opinion from WildHorse tax counsel, in form and substance reasonably satisfactory to WildHorse, dated as of the closing date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this bullet, such counsel must have received and may rely upon duly executed certificates of Chesapeake and WildHorse containing such representations as are reasonably necessary or appropriate and such other information reasonably requested by and provided to it by WildHorse and Chesapeake for purposes of rendering such opinion.

Frustration of Closing Conditions

None of Chesapeake, WildHorse or Merger Sub may rely, either as a basis for not consummating the merger or for terminating the merger agreement, on the failure of any condition set forth above, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of the merger agreement.

No Solicitation (page 156)

No Solicitation by Chesapeake

Chesapeake has agreed that, from and after October 29, 2018, Chesapeake will, and will cause Chesapeake’s subsidiaries and their respective officers and directors to, and will instruct and use reasonable best efforts to cause its representatives to, immediately cease, and cause to be terminated, any discussion or negotiations ongoing with any third party with respect to a “Chesapeake competing proposal” (as defined in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—Definitions of Competing Proposals” beginning on page 161).

Chesapeake has also agreed that, from and after October 29, 2018, Chesapeake will not, and will cause Chesapeake’s subsidiaries and their respective officers and directors, and will instruct and use reasonable best efforts to cause its representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals or offers regarding, or the making of a Chesapeake competing proposal;

•

engage in any discussions or negotiations with any person with respect to a Chesapeake competing proposal or any indication of interest that would reasonably be expected to lead to a Chesapeake competing proposal;

•

furnish any non-public information regarding Chesapeake or its subsidiaries, or access to the properties, assets or employees of Chesapeake or its subsidiaries, to any person in connection with or in response to a Chesapeake competing proposal;

•	enter into any letter of intent or agreement in principle, or other agreement providing for a Chesapeake competing proposal; or

•	resolve, agree or publicly propose to, or permit Chesapeake or any of its subsidiaries or any of its or their representatives to agree or publicly propose to take any of the foregoing actions.

From and after October 29, 2018, Chesapeake shall promptly advise WildHorse of the receipt by Chesapeake of any Chesapeake competing proposal made on or after October 29, 2018 or any request for non-public information or data relating to Chesapeake or any of its subsidiaries made by any person in connection with a Chesapeake competing proposal or any request for discussions or negotiations with Chesapeake or a representative of Chesapeake relating to a Chesapeake competing proposal (in each case within one business day thereof), and Chesapeake shall provide to WildHorse (within such one business day time frame) either (i) a copy of any such Chesapeake competing proposal made in writing provided to Chesapeake or any of its subsidiaries or (ii) a written summary of the material terms of such Chesapeake competing proposal (including the identity of the person making such Chesapeake competing proposal). Chesapeake shall keep WildHorse reasonably informed with respect to the status and material terms of any such Chesapeake competing proposal and any material changes to the status of any such discussions or negotiations, and shall promptly provide WildHorse with copies of any substantive correspondence and, with respect to substantive oral communications, a summary of such correspondence or communications, between: (x) on the one hand, Chesapeake or any of their representatives; and (y) on the other hand, the person that made or submitted such Chesapeake competing proposal or any representative of such person.

No Solicitation by WildHorse

WildHorse has agreed that, from and after October 29, 2018, WildHorse will, and will cause WildHorse’s subsidiaries and their respective officers and directors, and will instruct and use reasonable best efforts to cause its representatives to, immediately cease, and cause to be terminated, any discussion or negotiations ongoing with any third party with respect to a “WildHorse competing proposal” (as defined in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—Definitions of Competing Proposals” beginning on page 161). WildHorse has agreed that by October 30, 2018, WildHorse will have delivered written notice to each third party that has received non-public information regarding WildHorse for purposes of evaluating any transaction that could be a WildHorse competing proposal within the six months prior to October 29, 2018 requesting the return or destruction of all confidential information concerning WildHorse, and must terminate any data access related to any potential WildHorse competing proposal previously granted to such third parties.

WildHorse has also agreed that, from and after October 29, 2018, WildHorse will not, and will cause WildHorse’s subsidiaries and their respective officers and directors, and will instruct and use reasonable best efforts to cause its representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals or offers regarding, or the making of a WildHorse competing proposal;

•

engage in any discussions or negotiations with any person with respect to a WildHorse competing proposal or any indication of interest that would reasonably be expected to lead to a WildHorse competing proposal;

•

furnish any non-public information regarding WildHorse or its subsidiaries, or access to the properties, assets or employees of WildHorse or its subsidiaries, to any person in connection with or in response to a WildHorse competing proposal;

•

enter into any letter of intent or agreement in principle, or other agreement providing for a WildHorse competing proposal (other than certain confidentiality agreements entered into as permitted by the merger agreement); or

•	resolve, agree or publicly propose to, or permit WildHorse or any of its subsidiaries or any of its or their representatives to agree or publicly propose to take any of the foregoing actions.

From and after October 29, 2018, WildHorse shall promptly advise Chesapeake of the receipt by WildHorse of any WildHorse competing proposal made on or after October 29, 2018 or any request for non-public information or data relating to WildHorse or any of its subsidiaries made by any person in connection with a

WildHorse competing proposal or any request for discussions or negotiations with WildHorse or a representative of WildHorse relating to a WildHorse competing proposal (in each case within one business day thereof), and WildHorse shall provide to Chesapeake (within such one business day time frame) either (i) a copy of any such WildHorse competing proposal made in writing provided to WildHorse or any of its subsidiaries or (ii) a written summary of the material terms of such WildHorse competing proposal (including the identity of the person making such WildHorse competing proposal). WildHorse shall keep Chesapeake reasonably informed with respect to the status and material terms of any such WildHorse competing proposal and any material changes to the status of any such discussions or negotiations, and shall promptly provide Chesapeake with copies of any substantive correspondence and, with respect to substantive oral communications, a summary of such correspondence or communications, between: (x) on the one hand, WildHorse or any of their representatives; and (y) on the other hand, the person that made or submitted such WildHorse competing proposal or any representative of such person.

Prior to the time the merger proposal has been approved by WildHorse stockholders, WildHorse and its representatives may engage in the activities described in the first, second and third bullets in the second paragraph directly above with any person who has made a written bona fide WildHorse competing proposal that did not result from a breach of the obligations described in “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by WildHorse” beginning on page 156; provided, however, that:

•

no non-public information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by WildHorse” may be furnished until WildHorse receives an executed confidentiality agreement, subject to certain conditions, including that the terms of such confidentiality agreement are no less favorable to WildHorse and no less restrictive to such person making the WildHorse competing proposal in the aggregate than the terms of the Confidentiality Agreement dated August 8, 2018 between Chesapeake and WildHorse;

•

prior to taking any such actions, the WildHorse board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such WildHorse competing proposal is, or would reasonably be expected to lead to, a WildHorse superior proposal (as defined in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—Definition of WildHorse Superior Proposal” beginning on page 162); and

•	after consultation with its outside legal counsel that the failure to engage in such activities would be inconsistent with the WildHorse board’s duties under applicable law.

Prior to the time the merger proposal has been approved by WildHorse stockholders, WildHorse and its representatives may seek clarification from (but not engage in any negotiations with or provide any non-public information to) any person that has made a WildHorse competing proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the WildHorse board to make an informed determination under the paragraph above.

Changes of Recommendation (page 156)

Chesapeake Restrictions on Changes of Recommendation

Subject to certain exceptions described below, the Chesapeake board may not effect a Chesapeake recommendation change (as defined in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—Chesapeake: Restrictions on Changes of Recommendation” beginning on page 158).

WildHorse Restrictions on Changes of Recommendation

Subject to certain exceptions described below, the WildHorse board may not effect a WildHorse recommendation change (as defined in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—WildHorse: Restrictions on Changes of Recommendation” beginning on page 158).

Chesapeake: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to the time the Chesapeake issuance proposal has been approved by Chesapeake shareholders, in response to a Chesapeake intervening event (as defined in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—Chesapeake: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page 159) that occurs or arises after October 29, 2018, Chesapeake may, if the Chesapeake board so chooses, effect a Chesapeake recommendation change if prior to taking such action:

•

the Chesapeake board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the Chesapeake board’s duties under applicable law;

•

Chesapeake shall have given notice to WildHorse that Chesapeake has determined that a Chesapeake intervening event has occurred or arisen (which notice will reasonably describe such Chesapeake intervening event) and that Chesapeake intends to effect a Chesapeake recommendation change; and

•

Chesapeake complies with certain obligations, each as described in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—Chesapeake: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page 159).

WildHorse: Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

Prior to the time the merger proposal has been approved by WildHorse stockholders, in response to a WildHorse competing proposal that did not result from a breach of the obligations described above and in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by WildHorse,” if the WildHorse board so chooses, cause WildHorse to effect a WildHorse recommendation change or terminate the merger agreement if:

•

the WildHorse board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such WildHorse competing proposal is a WildHorse superior proposal (taking into account any adjustment to the terms and conditions of the merger proposed by Chesapeake in response to such WildHorse competing proposal);

•

the WildHorse board has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the WildHorse board’s duties under applicable law; and

•

WildHorse shall have given notice to Chesapeake that WildHorse has received such proposal, specifying the material terms and conditions of such proposal, and, that WildHorse intends to take such action, and WildHorse complies with certain obligations, each as described in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—WildHorse: Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal” beginning on page 159).

WildHorse: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to the time the merger proposal has been approved by WildHorse stockholders, in response to a WildHorse intervening event (as defined in the section entitled “The Merger Agreement—No Solicitation;

Changes of Recommendation—WildHorse: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page 160) that occurs or arises after October 29, 2018, WildHorse may, if the WildHorse board so chooses, effect a WildHorse recommendation change if prior to taking such action:

•

the WildHorse board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the WildHorse board’s duties under applicable law;

•

WildHorse shall have given notice to Chesapeake that WildHorse has determined that a WildHorse intervening event has occurred or arisen (which notice will reasonably describe such WildHorse intervening event) and that WildHorse intends to effect a WildHorse recommendation change; and

•

WildHorse complies with certain obligations, each as described in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—WildHorse: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page 160.

Termination (page 173)

Chesapeake and WildHorse may terminate the merger agreement and abandon the merger at any time prior to the effective time of the merger by mutual written consent of Chesapeake and WildHorse.

The merger agreement may also be terminated by either Chesapeake or WildHorse at any time prior to the effective time of the merger in any of the following situations:

•

if any governmental entity having jurisdiction over any party has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such order, decree, ruling or injunction or other action has become final and nonappealable, or if any law has been adopted that permanently makes the consummation of the merger illegal or otherwise permanently prohibited, so long as the terminating party has not breached any material covenant or agreement under the merger agreement that has caused or resulted in such order, decree, ruling or injunction or other action;

•	upon an end date termination event (as defined in the section entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 173);

•

upon a Chesapeake breach termination event or WildHorse breach termination event (as each term is defined in the section entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 173); or

•

upon a WildHorse stockholder approval termination event or a Chesapeake shareholder approval termination event (as each term is defined in the section entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 173).

In addition, the merger agreement may be terminated by Chesapeake:

•

if prior to the approval of the merger proposal by WildHorse stockholders, the WildHorse board has effected a WildHorse recommendation change whether or not such WildHorse recommendation change is permitted by the merger agreement; or

•	upon a WildHorse no solicitation breach termination event (as defined in the section entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 173).

Further, the merger agreement may be terminated by WildHorse:

•	upon a WildHorse superior proposal termination event (as defined in the section entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 173);

•

if prior to the approval of the Chesapeake issuance proposal by Chesapeake shareholders, the Chesapeake board has effected a Chesapeake recommendation change, whether or not such Chesapeake recommendation change is permitted by the merger agreement; or

•	upon a Chesapeake no solicitation breach termination event (as defined in the section entitled “The Merger Agreement—Termination—Termination Rights” beginning on page 173).

Expenses and Termination Fees (page 173)

Termination Fees Payable by Chesapeake

The merger agreement requires Chesapeake to pay WildHorse a termination fee of $120 million (which we refer to as the “reverse termination fee”) if:

•	WildHorse terminates the merger agreement due to a Chesapeake recommendation change or due to a Chesapeake no solicitation breach termination event;

•

(1) (A) Chesapeake or WildHorse terminates the merger agreement due to a Chesapeake shareholder approval termination event, and on or before the date of any such termination, a Chesapeake competing proposal was publicly announced or publicly disclosed and not withdrawn prior to the Chesapeake special meeting or (B) WildHorse terminates the merger agreement due to a Chesapeake breach termination event or WildHorse or Chesapeake terminates the merger agreement due to an end date termination event and on or before the date of any such termination, a Chesapeake competing proposal was announced, disclosed or otherwise communicated to the Chesapeake board, and (2) within 12 months after the date of such termination, Chesapeake enters into a definitive agreement with respect to a Chesapeake competing proposal or consummates a Chesapeake competing proposal. For purposes of this paragraph, any reference in the definition of Chesapeake competing proposal to “20%” will be deemed to be a reference to “more than 50%”.

In no event will Chesapeake be required to pay the reverse termination fee on more than one occasion.

Termination Fees Payable by WildHorse

The merger agreement requires WildHorse to pay Chesapeake a termination fee of $85 million (which we refer to as the “termination fee”) if:

•	WildHorse terminates the merger agreement due to a WildHorse superior proposal termination event;

•	Chesapeake terminates the merger agreement due to a WildHorse recommendation change or due to a WildHorse no solicitation breach termination event;

•

(1) (A) Chesapeake or WildHorse terminates the merger agreement due to a WildHorse stockholder approval termination event, and on or before the date of any such termination a WildHorse competing proposal was publicly announced or publicly disclosed and not withdrawn prior to the WildHorse Stockholder Meeting or (B) Chesapeake terminates the merger agreement due to a WildHorse breach termination event or Chesapeake or WildHorse terminates the merger agreement due to an end date termination event and on or before the date of any such termination a WildHorse competing proposal was announced, disclosed or otherwise communicated to the WildHorse board, and (2) within 12 months after the date of such termination, WildHorse enters into a definitive agreement with respect to a WildHorse competing proposal or consummates a WildHorse competing proposal. For purposes of this paragraph, any reference in the definition of WildHorse competing proposal to “20%” shall be deemed to be a reference to “more than 50%.”

In no event will WildHorse be required to pay the termination fee on more than one occasion.

Chesapeake Expenses Payable by WildHorse

The merger agreement requires WildHorse to pay Chesapeake an expense reimbursement of $25 million (which we refer to as the “Chesapeake expense reimbursement”) if either WildHorse or Chesapeake terminates the merger agreement due to a WildHorse stockholder approval termination event. In no event will Chesapeake be entitled to receive more than one payment of the Chesapeake expense reimbursement. If Chesapeake receives the termination fee, then Chesapeake will not be entitled to also receive the Chesapeake expense reimbursement.

WildHorse Expenses Payable by Chesapeake

The merger agreement requires Chesapeake to pay WildHorse an expense reimbursement of $35 million (which we refer to as the “WildHorse expense reimbursement”) if either WildHorse or Chesapeake terminates the merger agreement due to a Chesapeake shareholder approval termination event. In no event will WildHorse be entitled to receive more than one payment of the WildHorse expense reimbursement. If WildHorse receives the reverse termination fee, then WildHorse will not be entitled to also receive the WildHorse expense reimbursement.

No Dissenters’ or Appraisal Rights (page 141)

No dissenters’ or appraisal rights will be available with respect to the transactions contemplated by the merger agreement.

Material U.S. Federal Income Tax Consequences of the Integrated Mergers (page 179)

Chesapeake and WildHorse intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Chesapeake’s obligation to complete the integrated mergers that Chesapeake receive a written opinion from Chesapeake tax counsel, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to WildHorse’s obligation to complete the integrated mergers that WildHorse receive a written opinion from WildHorse tax counsel, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming the integrated mergers so qualify:

•

a U.S. holder that exchanges its shares of WildHorse common stock for share consideration pursuant to the merger generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Chesapeake common stock;

•

a U.S. holder that exchanges its shares of WildHorse common stock for the mixed consideration pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Chesapeake common stock (including any fractional share of Chesapeake common stock the U.S. holder is treated as having received) and cash received by the U.S. holder exceeds such U.S. holder’s adjusted tax basis in its shares of WildHorse common stock surrendered and (ii) the amount of cash received by such U.S. holder (in each case, excluding any cash received in lieu of a fractional share of Chesapeake common stock);

•

a U.S. holder that receives cash in lieu of a fractional share of Chesapeake common stock generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such fractional share and the tax basis allocated to such fractional share; and

•

a non-U.S. holder may be subject to U.S. withholding tax with respect to the amount of cash received by such non-U.S. holder in the merger but may be entitled to a refund of all or a portion of such tax.

HOLDERS OF WILDHORSE COMMON STOCK SHOULD READ THE SECTION ENTITLED “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS” BEGINNING ON PAGE 179 FOR A MORE DETAILED DISCUSSION OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS. TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES TO A PARTICULAR HOLDER OF WILDHORSE COMMON STOCK WILL DEPEND ON THE FACTS OF SUCH HOLDER’S SITUATION. HOLDERS OF WILDHORSE COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS IN THEIR PARTICULAR CIRCUMSTANCES.

Comparison of Rights of Shareholders of Chesapeake and Stockholders of WildHorse (page 202)

The rights of WildHorse stockholders who receive shares of Chesapeake common stock in the merger will be governed by the Restated Certificate of Incorporation of Chesapeake, as amended (which we refer to as the “Chesapeake charter”), and the Amended and Restated Bylaws of Chesapeake, as amended (which we refer to as the “Chesapeake bylaws”), which are governed by Oklahoma law, rather than by the Amended and Restated Certificate of Incorporation of WildHorse, as amended (which we refer to as the “WildHorse charter”), and the Amended and Restated Bylaws of WildHorse, as amended (which we refer to as the “WildHorse bylaws”), which are governed by Delaware law. As a result, WildHorse stockholders will have different rights once they become Chesapeake shareholders due to the differences in the organizational documents of WildHorse and Chesapeake and the differences between Oklahoma and Delaware law. The key differences are described in the section entitled “Comparison of Rights of Shareholders of Chesapeake and Stockholders of WildHorse” beginning on page 202.

Listing of Chesapeake Common Stock; Delisting and Deregistration of WildHorse Shares (page 141)

If the merger is completed, the shares of Chesapeake common stock to be issued in the merger will be listed for trading on the NYSE, shares of WildHorse common stock will be delisted from the NYSE and deregistered under the Exchange Act, and WildHorse will no longer be required to file periodic reports with the SEC in connection with its common stock, pursuant to the Exchange Act.

Accounting Treatment of the Merger

Chesapeake prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Chesapeake will be treated as the acquirer for accounting purposes. See “The Merger—Accounting Treatment of the Merger” beginning on page 141.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CHESAPEAKE

The following table sets forth selected historical consolidated financial data for Chesapeake (1) as of and for each of the years ended December 31, 2017, 2016, 2015, 2014 and 2013 and (2) as of and for the nine months ended September 30, 2018 and 2017. The selected historical consolidated financial data as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017 and as of December 31, 2017 and 2016 and for each the years ended December 31, 2017, 2016 and 2015 was derived from Chesapeake’s unaudited condensed consolidated financial statements included in Chesapeake’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and Chesapeake’s audited consolidated financial statements included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2017, respectively, each of which is incorporated by reference herein. The selected historical consolidated financial data of Chesapeake as of September 30, 2017 and for the years ended December 31, 2014 and 2013 and as of December 31, 2015, 2014 and 2013 have been derived from Chesapeake’s unaudited condensed consolidated financial statements as of September 30, 2017 and audited consolidated financial statements for such years, which have not been incorporated by reference herein.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Chesapeake nor does it include the effects of the merger. This summary should be read together with other information contained in Chesapeake’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, including the sections “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 217.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
($ in millions, except per share data)
Statement of Operations Data:
Revenues:
Oil, natural gas and NGL	$3,424	$3,727	$4,985	$3,288	$5,391	$10,354	$8,626
Marketing	3,738	3,250	4,511	4,584	7,373	12,225	9,559
Oilfield services	—	—	—	—	—	546	895

Total Revenues	7,162	6,977	9,496	7,872	12,764	23,125	19,080

Operating Expenses:
Oil, natural gas and NGL production	417	426	562	710	1,046	1,208	1,159
Oil, natural gas and NGL gathering, processing and transportation	1,060	1,081	1,471	1,855	2,119	2,174	1,574
Production taxes	91	64	89	74	99	232	229
Marketing	3,798	3,333	4,598	4,778	7,130	12,236	9,461
Oilfield services	—	—	—	—	—	431	736
General and administrative	229	189	262	240	235	322	457
Restructuring and other termination costs	38	—	—	6	36	7	248
Provision for legal contingencies, net	17	35	(38)	123	353	234	—
Oil, natural gas and NGL depreciation, depletion and amortization	813	627	913	1,003	2,099	2,683	2,589
Depreciation and amortization of other assets	54	62	82	104	130	232	314
Impairments	51	3	5	2,599	18,259	66	487
Other operating (income) expense	(1)	423	416	803	173	22	59
Net (gains) losses on sales of fixed assets	7	—	(3)	(12)	4	(199)	(302)

Total Operating Expenses	6,574	6,243	8,357	12,283	31,683	19,648	17,011

Income (Loss) From Operations	588	734	1,139	(4,411)	(18,919)	3,477	2,069
Other Income (Expense):
Interest expense	(367)	(302)	(426)	(296)	(317)	(89)	(227)

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
($ in millions, except per share data)
Gains (losses) on investments	139	—	—	(8)	(96)	(75)	(216)
Impairments of investments	—	—	—	(119)	(53)	(5)	(10)
Net gain (loss) on sales of investments	—	—	—	(10)	—	67	(7)
Gains (losses) on purchases or exchanges of debt	(68)	183	233	236	279	(197)	(193)
Other income	63	6	9	19	8	22	26

Total Other Expense	(233)	(113)	(184)	(178)	(179)	(277)	(627)

Income (Loss) Before Income Taxes	355	621	955	(4,589)	(19,098)	3,200	1,442
Income Tax Expense (Benefit)	(8)	2	2	(190)	(4,463)	1,144	548

Net Income (Loss)	363	619	953	(4,399)	(14,635)	2,056	894
Net (income) loss attributable to noncontrolling interests	(3)	(3)	(4)	9	68	(139)	(170)

Net Income (Loss) Attributable To Chesapeake	360	616	949	(4,390)	(14,567)	1,917	724
Preferred stock dividends	(69)	(62)	(85)	(97)	(171)	(171)	(171)
Loss on exchange of preferred stock	—	(41)	(41)	(428)	—	—	—
Repurchase of preferred shares of CHK Utica	—	—	—	—	—	(447)	(69)
Earnings allocated to participating securities	(3)	(7)	(10)	—	—	(26)	(10)

Net Income (Loss) Available To Common Stockholders	$288	$506	$813	$(4,915)	$(14,738)	$1,273	$474

Net income (Loss) per common share:
Basic	$0.32	$0.56	$0.90	$(6.43)	$(22.26)	$1.93	$0.73
Diluted	$0.32	$0.56	$0.90	$(6.43)	$(22.26)	$1.87	$0.73
Weighted average common share outstanding:
Basic	909	908	906	764	662	659	653
Diluted	909	908	906	764	662	772	653
Cash dividend declared per common share	$—	$—	$—	$—	$0.0875	$0.35	$0.35
Cash Flow Data:
Net cash provided by (used in) operating activities	$1,595	$273	$745	$(204)	$1,234	$4,634	$4,614
Net cash provided by (used in) investing activities	$(1,192)	$(602)	$(1,188)	$(660)	$(3,451)	$454	$(2,967)
Net cash provided by (used in) financing activities	$(404)	$(548)	$(434)	$921	$(1,066)	$(1,817)	$(1,097)
Balance Sheet Data (end of period):
Total assets	$12,659	$11,981	$12,425	$13,028	$17,314	$40,655	$41,633
Total debt (including current maturities)	$9,812	$9,899	$9,973	$10,441	$10,692	$11,439	$17,767
Total equity (deficit)	$(39)	$(704)	$(372)	$(1,203)	$2,397	$18,205	$18,140

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WILDHORSE

The following table sets forth selected historical consolidated financial data (1) as of and for each of the years ended December 31, 2017, 2016, 2015 and 2014 and (2) as of and for the nine months ended September 30, 2018 and 2017. The selected historical consolidated financial data of WildHorse as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017 and as of December 31, 2017 and 2016 and for each the years ended December 31, 2017, 2016 and 2015 was derived from WildHorse’s unaudited condensed consolidated financial statements included in WildHorse’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and WildHorse’s audited consolidated financial statements included in WildHorse’s Annual Report on Form 10-K for the year ended December 31, 2017, respectively, each of which is incorporated by reference herein. The selected historical consolidated financial data of WildHorse as of September 30, 2017 and for the year ended December 31, 2014 and as of December 31, 2015 and 2014 have been derived from WildHorse’s unaudited condensed consolidated financial statements as of September 30, 2017 and audited consolidated financial statements for such years, which have not been incorporated by reference herein.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of WildHorse nor does it include the effects of the merger. This summary should be read together with other information contained in WildHorse’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, including the sections “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. For additional information, see the section entitled “Where You Can Find More Information” beginning on page 217.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2018	2017	2017	2016	2015	2014
($ in thousands, except per share data)
Statement of Operations Data:
Revenues and other income:
Oil sales	$625,811	$192,431	$342,868	$75,938	$42,971	$2,780
Natural gas sales	45,034	40,328	59,924	43,487	38,665	41,694
NGL sales	30,999	12,948	22,964	5,786	4,295	989
Other income	1,816	1,244	1,431	2,131	404	—

Total revenues and other income	703,660	246,951	427,187	127,342	86,335	45,463

Operating expenses:
Lease operating expenses	42,736	26,200	39,770	12,320	14,053	9,428
Gathering, processing and transportation	5,053	7,403	11,897	6,581	5,300	3,953
Taxes other than income tax	38,753	14,455	24,158	6,814	5,510	2,584
Impairment of NLA Disposal Group	214,274	—	—	—	—	—
Gain (loss) on sale of properties	(2,950)	—	—	—	—	—
Cost of oil sales	—	—	—	—	—	687
Depreciation, depletion and amortization	205,419	111,515	168,250	81,757	56,244	15,297
Impairment of proved oil and gas properties	—	—	—	—	9,312	24,721
General and administrative expenses	41,677	28,574	40,663	23,973	15,903	5,838
Incentive unit compensation expense	13,776	—	—	—	—	—
Exploration expense	19,891	17,868	36,911	12,026	18,299	1,597
Other operating (income) expense	938	53	73	99	914	—

Total operating expense	579,567	206,068	321,722	143,570	125,535	64,105

Income (loss) from operations	124,093	40,883	105,465	(16,228)	(39,200)	(18,642)

Other income (expense):
Interest expense, net	(43,027)	(20,953)	(31,934)	(7,834)	(6,943)	(2,680)
Debt extinguishment costs	—	—	11	(1,667)	—	—
North Louisiana settlement	—	—	(7,000)	—	—	—
Other income (expense)	(272)	12	(3)	(151)	(147)	213
Gain (loss) on derivative instruments	(227,533)	37,119	(55,483)	(26,771)	13,854	6,514

Total other income (expense)	(270,832)	16,178	(94,409)	(36,423)	6,764	4,047

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2018	2017	2017	2016	2015	2014
($ in thousands, except per share data)
Net gain (loss) before income taxes	(146,739)	57,061	11,056	(52,651)	(32,436)	(14,595)
Income tax benefit (expense)	28,394	(21,247)	38,824	5,575	(604)	158

Net (loss) income	$(118,345)	$35,814	$49,880	$(47,076)	$(33,040)	$(14,437)

Net income (loss) per common share:
Basic and diluted	$(1.41)	$0.27	$0.32	$(0.11)	n/a	n/a
Weighted average common shares outstanding:
Basic and diluted	99,433	95,369	96,324	91,327	n/a	n/a
Cash dividend declared per common share	$—	$—	$—	$—	$—	$—
Cash Flow Data:
Net cash provided by operating activities	$447,374	$143,192	$277,372	$22,262	$50,096	$25,660
Net cash used in investing activities	$(741,316)	$(1,002,313)	$(1,266,861)	$(567,545)	$(443,639)	$(128,967)
Net cash provided by financing activities	$295,461	$861,031	$986,600	$505,272	$424,481	$114,589
Other Financial Data:
Adjusted EBITDAX	$505,954	$185,357	$323,314	$84,317	$55,858	$21,277
Balance Sheet Data (at period end):
Cash and cash equivalents	$1,745	$5,409	$226	$3,115	$43,126	$12,188
Total assets	$3,064,452	$2,536,532	$2,778,100	$1,442,281	$966,365	$335,722
Total liabilities	$1,588,162	$962,936	$1,187,325	$434,393	$317,676	$156,731
Series A perpetual convertible preferred stock	$447,726	$438,861	$445,483	—	—	—
Predecessor and previous owner equity	—	—	—	—	$648,689	$178,992
Total stockholders’ equity	$1,028,564	$1,134,735	$1,145,292	$1,007,888	n/a	n/a
Total liabilities and equity	$3,064,452	$2,536,532	$2,778,100	$1,442,281	$966,365	$335,722

The following table presents a reconciliation of Adjusted EBITDAX to net (loss) income, our most directly comparable financial measure calculated and presented in accordance with GAAP.

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2018	2017	2017	2016	2015	2014
($ in thousands)
Adjusted EBITDAX reconciliation to net (loss) income:
Net income (loss)	$(118,345)	$35,814	$49,880	$(47,076)	$(33,040)	$(14,437)
Interest expense, net	43,027	20,953	31,934	7,834	6,943	2,680
Income tax (benefit)	(28,394)	21,247	(38,824)	(5,575)	604	(158)
Depreciation, depletion and amortization	205,419	111,515	168,250	81,757	56,244	15,297
Exploration expense	19,891	17,868	36,911	12,026	18,299	1,597
Impairment of NLA Disposal Group	214,274	—	—	—	—	—
Impairment of proved oil and gas properties	—	—	—	—	9,312	24,721
(Gain) loss on derivatives instruments	227,533	(37,119)	55,483	26,771	(13,854)	(6,514)
Cash settlements received (paid) on derivative instruments	(81,177)	6,895	1,517	4,975	11,517	(2,712)
Stock-based compensation	11,988	4,217	6,644	68	—	—
Incentive unit compensation	13,776	—	—	—	—	—
Acquisition related costs	912	3,796	4,348	553	593	1,450
(Gain) loss on sale of properties	(2,950)	—	—	43	—	—
Debt extinguishment costs	—	(11)	(11)	1,667	—	—
Initial public offering costs	—	182	182	1,560	—	—
North Louisiana settlement	—	—	7,000	—	—	—
Non-cash liability amortization	—	—	—	(286)	(760)	(647)

Total Adjusted EBITDAX	$505,954	$185,357	$323,314	$84,317	$55,858	$21,277

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following summary unaudited pro forma condensed combined balance sheet data gives effect to the proposed merger as if it had occurred on September 30, 2018, while the unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2017 and the nine months ended September 30, 2018 is presented as if the merger had occurred on January 1, 2017. The following summary unaudited pro forma condensed combined financial statements has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger occurred as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 46. The following summary unaudited pro forma condensed combined financial statements should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 184 and the related notes.

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
	(in millions, except per share amounts)
Pro Forma Statements of Condensed Combined Operations Data:
Total revenues	$6,585	$8,592
Net income attributable to Chesapeake	$91	$636
Earnings per share, basic	$0.01	$0.31
Earnings per share, diluted	$0.01	$0.31

As of September 30, 2018
(in millions)
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$—
Total assets	$13,976
Long-term debt, net	$8,685
Total equity	$1,475

SUMMARY PRO FORMA OIL, NATURAL GAS AND NGL RESERVE INFORMATION

The following tables present the estimated pro forma combined net proved developed and undeveloped oil, natural gas and NGL reserves as of December 31, 2017. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on January 1, 2017. The following summary pro forma reserve information has been prepared for illustrative purposes only and is not intended to be a projection of future results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 46. The summary pro forma reserve information should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 184 and the related notes included in this joint proxy statement/prospectus.

	Year Ended December 31, 2017
	Chesapeake Historical	WildHorse Historical	WildHorse NLA Divesiture	Utica Divestiture	Chesapeake Pro Forma Combined
Proved Developed Reserves:
Oil (mmbbl)	150.9	65.0	(0.6)	(15.7)	199.6
Natural Gas (bcf)	4,980	222	(164)	(1,250)	3,788
Natural Gas Liquids (mmbbl)	134.9	12.6	(0.4)	(67.5)	79.6
Crude Oil Equivalents (mmboe)	1,116	114	(28)	(291)	911
Proved Undeveloped Reserves:
Oil (mmbbl)	109.3	217.8	(0.6)	(6.2)	320.3
Natural Gas (bcf)	3,620	462	(239)	(857)	2,986
Natural Gas Liquids (mmbbl)	83.6	45.0	—	(42.8)	85.8
Crude Oil Equivalents (mmboe)	796	340	(41)	(192)	903

	Year Ended December 31, 2017
	Chesapeake Historical	WildHorse Historical	WildHorse NLA Divesiture	Utica Divestiture	Chesapeake Pro Forma Combined
Production:
Oil (mmbbl)	33	7	—	(4)	36
Natural Gas (bcf)	878	20	(15)	(156)	727
Natural Gas Liquids (mmbbl)	21	1	—	(10)	12
Crude Oil Equivalents (mmboe)	200	11	(3)	(39)	169

	Nine Months Ended September 30, 2018
	Chesapeake Historical	WildHorse Historical	WildHorse NLA Divesiture	Utica Divestiture	Chesapeake Pro Forma Combined
Production:
Oil (mmbbl)	25	9	—	(3)	31
Natural Gas (bcf)	647	17	(6)	(121)	537
Natural Gas Liquids (mmbbl)	15	2	—	(7)	10
Crude Oil Equivalents (mmboe)	148	14	(1)	(30)	131

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table presents Chesapeake’s and WildHorse’s historical and pro forma per share data for the year ended December 31, 2017 and as of and for the nine months ended September 30, 2018. The pro forma per share data for the year ended December 31, 2017 and as of and for the nine months ended September 30, 2018 is presented as if the merger had been completed on January 1, 2017. Except for the historical information for the year ended December 31, 2017, the information provided in the table below is unaudited. This information should be read together with the historical consolidated financial statements and related notes of Chesapeake and WildHorse, filed by each with the SEC, and incorporated by reference in this joint proxy statement/prospectus, and with the unaudited pro forma condensed combined financial statements included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 184.

	For the Year Ended December 31, 2017	As of and for the Nine Months Ended September 30, 2018
Chesapeake
Net income attributable to common stockholders (per basic share)	$0.90	$0.32
Net income attributable to common stockholders (per diluted share)	$0.90	$0.32
Cash dividends declared per share (unaudited)	$—	$—
Net book value per share (unaudited)	$(2.38)	$(2.01)
WildHorse
Net income attributable to common stockholders (per basic share)	$0.32	$(1.41)
Net income attributable to common stockholders (per diluted share)	$0.32	$(1.41)
Cash dividends declared per share (unaudited)	$—	$—
Net book value per share (unaudited)	$11.32	$10.08
Pro Forma Condensed Combined (unaudited)
Net income attributable to common stockholders (per basic share)	$0.31	$0.01
Net income attributable to common stockholders (per diluted share)	$0.31	$0.01
Cash dividends declared per share	$—	$—
Net book value per share	$—	$(0.20)
Equivalent WildHorse (unaudited)(a)
Net income attributable to common stockholders (per basic share)	$1.65	$0.05
Net income attributable to common stockholders (per diluted share)	$1.65	$0.05
Cash dividends declared per share	$—	$—
Net book value per share	$—	$(1.07)

(a)

Determined using the pro forma condensed combined per share data multiplied by 5.336 (the exchange ratio of a WildHorse share for a Chesapeake share assuming all WildHorse stockholders elect the mixed consideration).

COMPARISON OF CHESAPEAKE AND WILDHORSE MARKET PRICES AND IMPLIED SHARE VALUE OF THE MERGER CONSIDERATION

The following table sets forth the closing sale prices per share of Chesapeake common stock and WildHorse common stock as reported on the NYSE on October 29, 2018, the last trading day prior to the public announcement of the merger, and on December 24, 2018, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. Chesapeake common stock is traded on the NYSE under the symbol “CHK” and WildHorse common stock is traded on the NYSE under the symbol “WRD.” The table also shows the estimated implied value of the merger consideration proposed for each share of WildHorse common stock as of the same two dates. The implied value for share consideration was calculated by multiplying the closing sales price of a share of Chesapeake common stock on the relevant date by the exchange ratio of 5.989 shares of Chesapeake common stock for each share of WildHorse common stock. The implied value for the mixed consideration was calculated by multiplying the closing sales price of a share of Chesapeake common stock on the relevant date by the exchange ratio of 5.336 shares of Chesapeake common stock plus $3.00 in cash for each share of WildHorse common stock.

	Chesapeake Common Stock		WildHorse Common Stock		Implied Per Share Value of Share Consideration		Implied Per Share Value of Mixed Consideration
October 29, 2018		$3.72		$18.42		$22.28		$22.85
December 24, 2018	$		$		$		$

Holders of Chesapeake and WildHorse common stock are encouraged to obtain current market quotations for Chesapeake common stock and WildHorse common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference herein. No assurance can be given concerning the market price of Chesapeake common stock before or after the effective date of the merger. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 217.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 60, WildHorse stockholders should carefully consider the following risks before deciding how to vote with respect to the merger proposal to be considered and voted on at the WildHorse special meeting, and Chesapeake shareholders should carefully consider the following risks before deciding how to vote with respect to the Chesapeake proposals to be considered and voted on at the Chesapeake special meeting. In addition, WildHorse stockholders and Chesapeake shareholders should also read and consider the risks associated with each of the businesses of WildHorse and Chesapeake because these risks will also affect the combined company. These risks can be found in Chesapeake’s and WildHorse’s Annual Reports on Form 10-K for the year ended December 31, 2017, their subsequent reports on Form 10-Q and other documents they file with the SEC, in each case incorporated by reference into this joint proxy statement/prospectus. WildHorse stockholders and Chesapeake shareholders should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 217.

Risk Factors Relating to the Merger

Because the exchange ratio is fixed and because the market price of Chesapeake common stock will fluctuate, WildHorse stockholders cannot be certain of the precise value of the merger consideration they will receive in the merger.

If the merger is completed, at the effective time of the merger, each issued and outstanding eligible share of WildHorse common stock, including WildHorse preferred stock, which will be converted prior to the effective time of the merger, will be converted into the right to receive the merger consideration consisting of either the mixed consideration or the share consideration. The exchange ratio for the mixed consideration and the share consideration is fixed, and there will be no adjustment to the merger consideration for changes in the market price of Chesapeake common stock or WildHorse common stock prior to the completion of the merger.

If the merger is completed, there will be a time lapse between each of the date of this joint proxy statement/prospectus, the dates on which WildHorse stockholders vote to approve the merger proposal and Chesapeake shareholders vote to approve the Chesapeake issuance proposal, and the date on which WildHorse stockholders entitled to receive the merger consideration actually receive the merger consideration. The market value of shares of Chesapeake common stock will fluctuate, possibly materially, during and after these periods as a result of a variety of factors, including general market and economic conditions, changes in Chesapeake’s businesses, operations and prospects and regulatory considerations. Such factors are difficult to predict and in many cases are beyond the control of Chesapeake and WildHorse. The actual value of any merger consideration received by WildHorse stockholders at the completion of the merger will depend on the type of merger consideration selected and the market value of the shares of Chesapeake common stock at that time. Consequently, at the time WildHorse stockholders must decide whether to approve the merger proposal, they will not know the actual market value of any merger consideration they will receive when the merger is completed. For additional information about the merger consideration, see the sections entitled “The Merger—Consideration to WildHorse Stockholders”, “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” and “Summary—Comparison of Chesapeake and WildHorse Market Prices and Implied Share Value of the Merger Consideration” beginning on pages 80, 144 and 45 respectively.

The merger may not be completed and the merger agreement may be terminated in accordance with its terms. Failure to complete the merger could negatively impact the price of shares of Chesapeake common stock and the price of shares of WildHorse common stock, as well as Chesapeake’s and WildHorse’s respective future businesses and financial results.

The merger is subject to a number of conditions that must be satisfied, including the approval by Chesapeake shareholders of the Chesapeake issuance proposal and approval by WildHorse stockholders of the WildHorse merger proposal, or waived, in each case prior to the completion of the merger. These conditions are described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 171. These conditions to the completion of the merger, some of which are beyond the control of Chesapeake and WildHorse, may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.

The merger agreement may be terminated by either Chesapeake or WildHorse if the merger is not completed by May 31, 2019, except that this right to terminate the merger agreement will not be available to any party whose failure to fulfill any material covenant or agreement under the merger agreement is the primary cause of or resulted in the failure of the transactions to be consummated on or before that date. Chesapeake and WildHorse can also mutually decide to terminate the merger agreement at any time, before or after shareholder approval. In addition, Chesapeake and WildHorse may elect to terminate the merger agreement in certain other circumstances as further detailed in the section entitled “The Merger Agreement—Termination” beginning on page 173.

If the transactions contemplated by the merger agreement are not completed for any reason, Chesapeake’s and WildHorse’s respective ongoing businesses and financial results may be adversely affected and, without realizing any of the benefits of having completed the transactions, Chesapeake and WildHorse will be subject to a number of risks, including the following:

•

Chesapeake and WildHorse will be required to pay their respective costs relating to the transactions, which are substantial, such as legal, accounting, financial advisory and printing fees, whether or not the transactions are completed;

•	time and resources committed by Chesapeake’s and WildHorse’s management to matters relating to the transactions could otherwise have been devoted to pursuing other beneficial opportunities;

•

Chesapeake and WildHorse may experience negative reactions from financial markets, including negative impacts on the prices of their common stock, including to the extent that the current market price reflects a market assumption that the transactions will be completed;

•	Chesapeake and WildHorse may experience negative reactions from employees, customers or vendors; and

•

since the merger agreement restricts the conduct of WildHorse’s and Chesapeake’s business prior to completion of the merger, WildHorse and Chesapeake may not have been able to take certain actions during the pendency of the merger that would have benefitted it as an independent company and the opportunity to take such actions may no longer be available. For a description of the restrictive covenants to which Chesapeake and WildHorse are subject, see the section entitled “The Merger Agreement—Interim Operations of WildHorse and Chesapeake Pending the Merger” beginning on page 150.

If the merger agreement is terminated and WildHorse’s board of directors seeks another merger or business combination, WildHorse may not be able to find a party willing to offer equivalent or more attractive consideration than the consideration Chesapeake has agreed to provide in the merger, or such other merger or business combination may not be completed. If the merger agreement is terminated under specified circumstances, Chesapeake may be required to pay WildHorse a termination fee of $120 million, and WildHorse may be required to pay Chesapeake a termination fee of $85 million. If the merger agreement is terminated because of a failure of WildHorse’s stockholders or Chesapeake’s shareholders to approve the proposals required to complete the merger, WildHorse and Chesapeake, as applicable, may be required to reimburse the other party for its transaction expenses in an amount equal to $35 million, in the case of WildHorse’s expenses, and $25 million, in the case of Chesapeake’s expenses. For a description of these circumstances, see the section entitled “The Merger Agreement—Termination” beginning on page 173. In addition, any delay in completing the merger may significantly reduce the synergies and other benefits that Chesapeake and WildHorse expect to achieve if they successfully complete the merger within the expected timeframe and integrate their respective businesses.

Current Chesapeake shareholders will have a reduced ownership and voting interest in Chesapeake after the merger compared to their current ownership and will exercise less influence over management.

Currently, Chesapeake shareholders have the right to vote in the election of the Chesapeake board of directors and on other matters requiring shareholder approval under Oklahoma law and the Chesapeake charter and bylaws. Based on the number of issued and outstanding shares of Chesapeake and WildHorse common stock as of December 17, 2018, including the WildHorse preferred stock on an as-converted basis, and the exchange ratios as set forth in the merger agreement, after giving effect to the elections made in the voting agreements and assuming all the remaining WildHorse stockholders elect solely the mixed consideration or the share consideration, immediately after the merger is completed, it is expected that, on a fully-diluted basis, current Chesapeake shareholders will collectively own approximately 56% or 55%, respectively, and current WildHorse stockholders will collectively own approximately 44% or 45%, respectively, of the outstanding shares of Chesapeake common stock (without giving effect to any shares of Chesapeake common stock held by WildHorse stockholders prior to the merger, if any). As a result of the merger, current Chesapeake shareholders will own a smaller percentage of the combined company than they currently own of Chesapeake, and as a result will have less influence on the management and policies of Chesapeake post-merger than they now have on the management and policies of Chesapeake. In addition, Chesapeake may issue additional equity from time to time.

The merger is subject to the receipt of approvals, consents or clearances from regulatory authorities, including the HSR Act approval, that may impose conditions that could have an adverse effect on Chesapeake or WildHorse or, if not obtained, could prevent completion of the transactions.

Completion of the merger is conditioned upon the receipt of certain governmental approvals, including the HSR Act approval. The parties received early termination of the HSR Act waiting period on November 30, 2018. Although each party has agreed to use its reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained and that the other conditions to completing the merger will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger or other agreements to be entered into in connection with the merger agreement. Under the terms of the merger agreement, Chesapeake has agreed to use its reasonable best efforts to take such action necessary to avoid, resist or resolve such action taken by governmental authorities. However, under the terms of the merger agreement, Chesapeake will not be required to (i) defend, commence or threaten any lawsuit, (ii) take any action that limits in any respect its freedom of action with respect to any assets of Chesapeake or WildHorse, (iii) extend any antitrust waiting period or (iv) otherwise agree to any restrictions on the businesses of Chesapeake or WildHorse. Chesapeake and WildHorse cannot provide any assurance that these approvals will be obtained or that there will not be any adverse consequences to Chesapeake’s or WildHorse’s business resulting from the failure to obtain these governmental approvals or from conditions that could be imposed in connection with obtaining these governmental approvals.

Completion of the merger is also conditioned upon the authorization for listing of Chesapeake common stock to be issued in connection with the merger on the NYSE. Although Chesapeake has agreed to take all action necessary to obtain the requisite stock exchange approval, there can be no assurance that such approval will be obtained or that the other conditions to completing the merger will be satisfied.

Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the transaction or of imposing additional costs or limitations on Chesapeake or WildHorse following completion of the merger, any of which might have an adverse effect on Chesapeake or WildHorse following completion of the merger and may diminish the anticipated benefits of the merger. For additional information about the regulatory approval process, see “The Merger Agreement—Conditions to the Completion of the Merger” and “The Merger Agreement—HSR and Other Regulatory Approvals.”

Chesapeake and WildHorse will be subject to business uncertainties while the merger is pending, which could adversely affect their respective businesses.

In connection with the pendency of the merger, it is possible that certain persons with whom Chesapeake and WildHorse have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Chesapeake or WildHorse, as the case may be, as a result of the merger, which could negatively affect Chesapeake’s or WildHorse’s revenues, earnings and cash flows, as well as the market price of Chesapeake’s or WildHorse’s respective common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of Chesapeake and WildHorse are subject to certain restrictions on the conduct of its business prior to the effective time, which may adversely affect its ability to execute certain of its business strategies. Limitations on WildHorse include, among other things, the ability to issue capital stock, make distributions, modify or enter into material contracts, acquire or dispose of assets, hire or terminate certain key employees, incur indebtedness, incur encumbrances or incur capital expenditures, in each case, subject to certain exceptions set forth in the merger agreement. Limitations on Chesapeake include, among other things, the ability to issue capital stock, make distributions, incur indebtedness and the ability to acquire other businesses, in each case, subject to certain exceptions set forth in the merger agreement. Such limitations could negatively affect Chesapeake’s or WildHorse’s businesses and operations prior to the completion of the transactions. For a description of the restrictive covenants to which Chesapeake and WildHorse are subject, see the section entitled “The Merger Agreement—Interim Operations of WildHorse and Chesapeake Pending the Merger” beginning on page 150.

The merger agreement contains provisions that limit WildHorse’s and Chesapeake’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of WildHorse or Chesapeake from making a favorable alternative transaction proposal and, in specified circumstances, could require WildHorse or Chesapeake to pay the other party a termination fee.

The merger agreement contains certain provisions that restrict WildHorse’s and Chesapeake’s ability to initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of a competing proposal, engage in any discussions or negotiations with respect to a competing proposal or furnish any non-public information or access to its assets to any person in connection with a competing proposal, or enter into any letter of intent or agreement in principle concerning a competing proposal. Further, even if the WildHorse board or the Chesapeake board changes, withdraws, modifies, or qualifies its recommendation with respect to the WildHorse merger proposal or the Chesapeake issuance proposal, as applicable, unless the merger agreement has been terminated in accordance with its terms, both parties will still be required to submit the WildHorse merger proposal and the Chesapeake proposals, as applicable, to a vote at its special meeting. In addition, the other party generally has an opportunity to offer to modify the terms of the transactions contemplated by the merger agreement in response to any third-party alternative transaction proposal before a party’s board of directors may change, withdraw, modify, or qualify its recommendation with respect to the WildHorse merger proposal or the Chesapeake issuance proposal, as applicable. In some circumstances, upon termination of the merger agreement, WildHorse or Chesapeake will be required to pay a termination fee of $85 million or $120 million, respectively, to the other party.

These provisions could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of WildHorse or Chesapeake or pursuing an alternative transaction with either entity from considering or proposing such a transaction. In WildHorse’s case, the provisions could discourage a potential third-party acquiror or merger partner that was prepared to pay consideration with a higher per share price than the per share price proposed to be received in the merger, or might result in a potential third-party acquiror or merger partner proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee that is payable in certain circumstances.

For additional information, see the sections entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” and “The Merger Agreement—Termination” beginning on pages 156 and 173.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

Whether or not the merger is completed, the announcement and pendency of the merger could disrupt the businesses of Chesapeake or WildHorse. Chesapeake and WildHorse are dependent on the experience and industry knowledge of their senior management and other key employees to execute their business plans. Chesapeake’s success after the merger will depend in part upon the ability of Chesapeake and WildHorse to retain key management personnel and other key employees in advance of the merger, and of the combined company’s ability to do so following the merger. Current and prospective employees of Chesapeake and WildHorse may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the current ability of each of Chesapeake and WildHorse to attract or retain key management and other key personnel or the ability of the combined company to do so following the merger.

No assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Chesapeake and WildHorse to the same extent that such companies have previously been able to attract or retain employees. In addition, following the merger, Chesapeake might not be able to locate suitable replacements for any such key employees who leave Chesapeake or WildHorse or offer employment to potential replacements on satisfactory terms.

Directors and executive officers of Chesapeake and WildHorse may have interests in the merger that are different from, or in addition to, the interests of Chesapeake’s shareholders and WildHorse’s stockholders.

Chesapeake’s directors and executive officers and WildHorse’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Chesapeake’s shareholders and WildHorse stockholders generally. The interests of Chesapeake’s directors and executive officers include, but are not limited to, the vesting of certain unvested account balances and enhanced benefits upon a qualifying termination of employment that occurs in connection with the merger. The interests of WildHorse’s directors and executive officers include, among others, the treatment of outstanding equity and equity-based awards pursuant to the merger agreement, potential severance and other benefits upon a qualifying termination in connection with the merger, and rights to ongoing indemnification and insurance coverage.

The Chesapeake board was aware of these interests at the time it approved the merger agreement, including the merger. If you are a Chesapeake shareholder, these interests may cause Chesapeake’s directors and executive officers to view the Chesapeake issuance proposal differently and more favorably than you may view it. These interests are described in more detail in the section entitled “The Merger—Interests of Chesapeake Directors and Executive Officers in the Merger” beginning on page 133.

The WildHorse board was aware of these interests at the time it approved the merger agreement, including the merger. If you are a WildHorse stockholder, these interests may cause WildHorse’s directors and executive officers to view the merger proposal differently and more favorably than you may view it. These interests are described in more detail in the section entitled “The Merger—Interests of WildHorse Directors and Executive Officers in the Merger” beginning on page 134.

Chesapeake and WildHorse will incur significant transaction and merger-related costs in connection with the merger, which may be in excess of those anticipated by Chesapeake or WildHorse.

Each of Chesapeake and WildHorse has incurred and expects to continue to incur a number of non-recurring costs associated with the merger, many of which are payable regardless of whether or not the merger is completed. These fees and costs have been, and will continue to be, substantial. These costs include, among others, employee retention costs, fees paid to legal, accounting and financial advisors, severance and benefit costs, fees related to regulatory filings and notices, filing fees and printing and mailing fees. Chesapeake and WildHorse will also incur transaction fees and costs related to the integration of the companies, which may be substantial. Moreover, each company may incur additional unanticipated expenses in connection with the merger and the integration, including costs associated with any shareholder litigation related to the merger.

The costs described above, as well as other unanticipated costs and expenses, could have an adverse effect on the financial condition and operating results of Chesapeake, WildHorse or, following the completion of the merger, the combined company.

Completion of the merger may trigger change in control or other provisions in certain agreements to which WildHorse is a party.

The completion of the transactions may trigger change in control or other provisions in certain agreements to which WildHorse is a party. For a description of the treatment of WildHorse’s indebtedness in the merger, see “Chesapeake expects to refinance substantial indebtedness of WildHorse in connection with the merger, which combined with Chesapeake’s current debt may limit its financial flexibility and adversely affect its financial results” and “The Merger Agreement—Treatment of Indebtedness” beginning on pages 51 and 141, respectively. If Chesapeake and WildHorse are unable to negotiate waivers of the change in control and other provisions in certain other agreements, the counterparties to those agreements may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Chesapeake and WildHorse are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to WildHorse.

Chesapeake expects to refinance substantial indebtedness of WildHorse in connection with the merger, which combined with Chesapeake’s current debt may limit its financial flexibility and adversely affect its financial results.

As of September 30, 2018, WildHorse’s outstanding debt, which as of September 30, 2018 was approximately $1.10 billion and consisted of amounts outstanding under WildHorse’s senior notes and revolving credit facility. As of September 30, 2018, and pro forma for the receipt of proceeds from the Utica Shale divestiture on October 29, 2018 and the redemption of Chesapeake’s 8.00% Senior Secured Second Lien Notes due 2022 (the “Second Lien Notes”) on November 28, 2018, Chesapeake had approximately $8.1 billion of outstanding indebtedness, consisting of amounts outstanding under its senior notes and revolving credit facility. On November 28, 2018, Chesapeake redeemed approximately $1.4 billion of the Second Lien Notes. Chesapeake continues to review the treatment of its and WildHorse’s existing indebtedness and Chesapeake may seek to amend, engage in liability management transactions with respect to, or redeem or refinance, WildHorse’s existing indebtedness prior to, in connection with or following the completion of the merger. If Chesapeake does seek to refinance its or WildHorse’s existing indebtedness, there can be no guarantee that Chesapeake would be able to execute the refinancing on favorable terms or at all. Assuming Chesapeake does not repay, repurchase, redeem, exchange or otherwise terminate any of its or WildHorse’s existing indebtedness, immediately following the completion of the merger, Chesapeake is expected to have outstanding indebtedness of approximately $9.2 billion, based on Chesapeake’s pro forma outstanding indebtedness as of September 30, 2018, and the outstanding indebtedness of WildHorse as of September 30, 2018. Additionally, Chesapeake may, in certain circumstances, under the merger agreement, incur additional debt.

Any increase in Chesapeake’s indebtedness could have adverse effects on its financial condition and results of operations, including:

•	increasing the difficulty of Chesapeake to satisfy its obligations with respect to its debt obligations, including any repurchase obligations that may arise thereunder;

•	diverting a significant portion Chesapeake’s cash flows to service its indebtedness, which could reduce the funds available to it for operations and other purposes;

•	increasing Chesapeake’s vulnerability to general adverse economic and industry conditions, economic downturns and adverse developments in its business;

•

placing Chesapeake at a competitive disadvantage compared to its competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that Chesapeake would be unable to pursue due to its level of indebtedness;

•	limiting Chesapeake’s ability to access the capital markets to raise capital on favorable terms;

•	impairing Chesapeake’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes; and

•	increasing Chesapeake’s vulnerability to interest rate increases, as its borrowings under its revolving credit facility and its outstanding floating rate senior notes are at variable interest rates.

A high level of indebtedness increases the risk that Chesapeake may default on its debt obligations. Chesapeake’s ability to meet its debt obligations and to reduce its level of indebtedness depends on its future performance. Chesapeake’s future performance depends on many factors independent of the merger, some of which are beyond its control, such as general economic conditions and oil and natural gas prices. Chesapeake may not be able to generate sufficient cash flows to pay the interest on its debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

Investigations regarding the merger could result in one or more lawsuits against the WildHorse board and/or WildHorse, and other lawsuits may be filed against WildHorse, Chesapeake and/or their respective boards challenging the merger. An adverse ruling in any such lawsuit may prevent the merger from being completed.

Following the public announcement of the merger, investigations were launched by several law firms generally regarding whether the WildHorse board failed to satisfy its duties to its stockholders, including whether the board adequately pursued alternatives to the acquisition and whether the board obtained the best price possible for WildHorse shares of common stock. There is a possibility that one or more of these investigations could result in a lawsuit against the WildHorse board and/or WildHorse, in addition to the potential complaints discussed below, seeking, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger, in addition to other fees and costs.

Chesapeake and WildHorse may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Chesapeake’s and WildHorse’s respective liquidity and financial condition. Lawsuits that may be brought against the parties to the merger agreement or their respective directors could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger. If a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, which may adversely affect Chesapeake’s and WildHorse’s respective business, financial position and results of operation.

One of the conditions to the closing of the merger is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed within the expected timeframe or at all, which may adversely affect Chesapeake’s and WildHorse’s respective business, financial position and results of operations.

After the merger is completed, WildHorse stockholders will become shareholders of an Oklahoma corporation and have their rights as shareholders governed by Chesapeake’s organizational documents and Oklahoma law.

The rights of WildHorse stockholders are currently governed by WildHorse’s organizational documents and Delaware law. Upon consummation of the merger, WildHorse stockholders will receive Chesapeake common stock that will be governed by Chesapeake’s organizational documents and Oklahoma law. As a result, there will be differences between the rights currently enjoyed by WildHorse stockholders and the rights of WildHorse stockholders post-merger. For a detailed discussion of the differences between rights as a stockholder of WildHorse and rights as a shareholder of Chesapeake, see the section entitled “Comparison of Rights of Shareholders of Chesapeake and Stockholders of WildHorse” beginning on page 202.

The exclusive forum provisions contained in the WildHorse charter could limit the ability of stockholders to obtain a favorable judicial forum for certain disputes with WildHorse or its directors, officers or other employees.

The WildHorse charter provides that unless WildHorse consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of WildHorse, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of WildHorse to WildHorse or its stockholders, (iii) any action asserting a claim against WildHorse, its directors, officers or employees or agents arising pursuant to any provision of the DGCL, the WildHorse charter or bylaws or (iv) any action asserting a claim against WildHorse, its directors, officers or employees or agents governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery, which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or over which the Court of Chancery does not have subject matter jurisdiction. The WildHorse charter further provides that any person or entity purchasing or otherwise acquiring any interest in share of capital stock of WildHorse shall be deemed to have notice of and to have consented to these provisions. Such provisions may limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder may find favorable for disputes with WildHorse or its directors, officers or other employees and may discourage lawsuits with respect to such claims. Further, it is possible that a court could rule that such provisions are inapplicable or unenforceable, in which case WildHorse may incur additional costs associated with resolving such disputes in other jurisdictions, which could have an adverse impact on WildHorse’s business and financial condition. The exclusive forum provisions of the WildHorse charter, however, do not apply to claims arising under the federal securities laws.

If the integrated mergers, taken together, do not qualify as a reorganization under Section 368(a) of the Code, the stockholders of WildHorse may be required to pay substantial U.S. federal income taxes.

It is a condition to the respective obligations of Chesapeake and WildHorse to complete the merger that each has received an opinion from its tax counsel, dated as of the closing date of the merger, to the effect that the integrated mergers, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes. These opinions will be based on customary assumptions and representations contained in tax certificates from each of Chesapeake and WildHorse. If any of the assumptions or representations is or becomes incorrect, incomplete, inaccurate or is violated, the validity of the opinions may be affected, and the U.S. federal income tax consequences of the integrated mergers could differ materially from the treatment described in the opinions. In addition, an opinion of counsel represents counsel’s best legal judgment but is not binding on the Internal Revenue Service (the “IRS”) or any court, and there can be no assurance that the IRS would not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. If the integrated mergers, taken together, do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a holder of WildHorse common stock would recognize taxable gain or loss upon the exchange of WildHorse common stock for the share consideration or the mixed consideration, as applicable, pursuant to the merger. See “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 179.

Risk Factors Relating to Chesapeake Following the Merger

The integration of WildHorse into Chesapeake may not be as successful as anticipated, and Chesapeake may not achieve the intended benefits or do so within the intended timeframe.

The merger involves numerous operational, strategic, financial, accounting, legal, tax and other risks, including potential liabilities associated with the acquired business. Difficulties in integrating WildHorse into Chesapeake, and Chesapeake’s ability to manage the combined company, may result in the combined company performing differently than expected, in operational challenges or in the delay or failure to realize anticipated expense-related efficiencies, and could have an adverse effect on the financial condition, results of operations or cash flows on Chesapeake. Potential difficulties that may be encountered in the integration process include, among other factors:

•

the inability to successfully integrate the businesses of WildHorse into Chesapeake, operationally and culturally, in a manner that permits Chesapeake to achieve the full revenue and cost savings anticipated from the merger;

•	complexities associated with managing a larger, more complex, integrated business;

•	complexities resulting from the different accounting methods of Chesapeake and WildHorse;

•	not realizing anticipated operating synergies;

•	the inability to retain key employees and otherwise integrate personnel from the two companies and the loss of key employees;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger;

•	difficulty or inability to refinance the debt of the combined company or comply with the covenants thereof;

•	integrating relationships with customers, vendors and business partners;

•

performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating WildHorse’s operations into Chesapeake; and

•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.

Additionally, the success of the merger will depend, in part, on Chesapeake’s ability to realize the anticipated benefits and cost savings from combining Chesapeake’s and WildHorse’s businesses, including operational and other synergies that Chesapeake believes the combined company will achieve, discussed in more detail under the heading “The Merger—Recommendation of Chesapeake Board of Directors and Chesapeake’s Reasons for the Merger.” The anticipated benefits and cost savings of the merger may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Chesapeake does not currently foresee. Some of the assumptions that Chesapeake has made, such as the achievement of operating synergies, may not be realized.

Chesapeake’s results may suffer if it does not effectively manage its expanded operations following the merger.

Following completion of the merger, the size of the business of Chesapeake will increase significantly beyond the current size of Chesapeake’s existing business. Chesapeake’s future success will depend, in part, on its ability to manage this expanded business, which poses numerous risks and uncertainties, including the need to integrate the operations and business of WildHorse into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors and business partners. Failure to successfully manage the combined company may have an adverse effect on Chesapeake’s financial condition, results of operations or cash flows.

The unaudited pro forma financial statements are presented for illustrative purposes only and are not an indication of the combined company’s financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only and are not an indication of what the combined company’s financial condition or results of operations will be following the merger. The actual financial positions and results of operations of the combined company following the merger may be different, possibly materially, from the unaudited pro forma financial statements included in this joint proxy statement/prospectus for several reasons. The unaudited pro forma financial statements have been derived from the historical financial statements of Chesapeake and WildHorse and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma financial statements. Additionally, the unaudited pro forma financial statements do not reflect the effect of any potential divestitures or refinancings of WildHorse’s debt that may occur prior to or subsequent to the completion of the merger. Other factors may affect the combined company’s financial conditions or results of operations following the merger as well. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these unaudited pro forma financial statements. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of Chesapeake’s common stock following the merger. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 184.

Sales of substantial amounts of Chesapeake common stock in the open market, by former WildHorse stockholders or otherwise, could depress Chesapeake’s stock price.

Former WildHorse stockholders and current Chesapeake shareholders may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company, and as a result may seek to sell their shares of Chesapeake common stock. Shares of Chesapeake common stock that are issued to current holders of WildHorse common stock in the merger will be freely tradable by such shareholders without restrictions or further registration under the Securities Act, provided, however, that any shareholders who are affiliates of Chesapeake will be subject to the resale restrictions of Rule 144 under the Securities Act and provided further, that certain WildHorse stockholders are subject to certain lockup restrictions as described in more detail in the section entitled “The Merger Agreement—Voting and Support Agreements.” In connection with the execution of the merger agreement, on October 29, 2018, the NGP stockholders and the Carlyle stockholder (the “holders”), entered into a Registration Rights Agreement (the “registration rights agreement”) with Chesapeake. Pursuant to the registration rights agreement, Chesapeake has agreed to register the sale of shares of Chesapeake common stock held by the holders under certain circumstances. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Chesapeake common stock, may affect the market for, and the market price of, Chesapeake common stock in an adverse manner. Based on the number of shares of WildHorse common stock outstanding as of December 17, 2018, the number of outstanding WildHorse restricted stock currently estimated to be payable in Chesapeake common stock following the merger, the exchange ratio as set forth in the merger agreement, after giving effect to the elections made in the voting agreements and assuming all the remaining WildHorse stockholders elect solely the mixed consideration or the share consideration, current Chesapeake shareholders will collectively own approximately 56% or 55%, respectively, and current WildHorse stockholders will collectively own approximately 44% or 45%, respectively, of the outstanding shares of Chesapeake common stock. As of the date of this joint proxy statement/prospectus, Chesapeake had approximately                  shares of common stock issued and outstanding and approximately                  shares of common stock reserved for issuance.

If the merger is completed and shareholders of Chesapeake, including former WildHorse stockholders, sell substantial amounts of Chesapeake common stock in the public market following the closing of the merger, the market price of Chesapeake common stock may decrease. These sales might also make it more difficult for Chesapeake to raise capital by selling equity or equity-related securities at a time and price that it otherwise would deem appropriate.

The merger may not be accretive, and may be dilutive, to Chesapeake’s earnings per share, which may negatively affect the market price of Chesapeake common stock.

Because shares of Chesapeake common stock will be issued in the merger, it is possible that the merger may be dilutive to Chesapeake’s earnings per share, which could negatively affect the market price of Chesapeake common stock.

In connection with the completion of the merger, the two largest stockholders of WildHorse, who together own approximately 66% of WildHorse common stock on an as-converted basis, have agreed to accept consideration of $3.00 per share of cash and 5.336 shares of Chesapeake common stock in exchange for each share of WildHorse common stock. The other WildHorse stockholders will have a choice of receiving a combination of $3.00 per share in cash and 5.336 shares of Chesapeake common stock, or 5.989 shares of Chesapeake common stock, for each share of WildHorse common stock. As a result, based on the number of issued and outstanding shares of WildHorse common stock as of December 17, 2018, Chesapeake will issue up to 744,247,773 shares of common stock. The issuance of these new shares of Chesapeake common stock could have the effect of depressing the market price of shares of Chesapeake common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Chesapeake’s earnings per share could cause the price of shares of Chesapeake common stock to decline or increase at a reduced rate.

The market price of Chesapeake common stock will continue to fluctuate after the merger, and may decline if the benefits of the merger do not meet the expectations of financial analysts.

Upon completion of the merger, holders of WildHorse common stock will become holders of shares of Chesapeake common stock. The market price of Chesapeake common stock may fluctuate significantly following completion of the merger, including if Chesapeake does not achieve the perceived benefits of the merger as rapidly, or to the extent anticipated by, financial analysts or the effect of the merger on Chesapeake’s financial results is not consistent with the expectations of financial analysts. If the price of Chesapeake’s common stock decreases after the merger, holders of WildHorse common stock will lose some or all of the value of their investment in Chesapeake common stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Chesapeake common stock, regardless of Chesapeake’s actual operating performance.

The market price of Chesapeake common stock may be affected by factors different from those that historically have affected WildHorse common stock.

Upon completion of the merger, holders of WildHorse common stock who receive merger consideration will become holders of Chesapeake common stock. The businesses of Chesapeake differ from those of WildHorse in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of Chesapeake after the merger, as well as the market price of Chesapeake common stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of WildHorse. Following the completion of the merger, WildHorse will be part of a larger company, so decisions affecting WildHorse may be made in respect of the larger combined business as a whole rather than the WildHorse businesses individually. For a discussion of the businesses of Chesapeake and WildHorse and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” and the documents incorporated by reference in the section entitled “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on pages 62, 217 and 217, respectively, including, in particular, in the sections entitled “Risk Factors” in each of Chesapeake’s and WildHorse’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Following the completion of the merger, Chesapeake may incorporate WildHorse’s hedging activities into Chesapeake’s business, and Chesapeake may be exposed to additional commodity price risks arising from such hedges.

To mitigate its exposure to changes in commodity prices, WildHorse hedges oil, natural gas liquids and natural gas prices from time to time, primarily through the use of certain derivative commodity instruments. If Chesapeake assumes existing WildHorse hedges, Chesapeake will bear the economic impact of all of WildHorse’s current hedges following the completion of the merger. Actual crude oil, natural gas and natural gas liquids prices may differ from the combined company’s expectations and, as a result, such hedges could have a negative impact on Chesapeake’s business. In addition, the merger agreement requires Chesapeake to enter into certain hedge agreements within specific periods of time, as further described in the section entitled “The Merger Agreement—Chesapeake Hedge Agreements” on page 171.

The combined company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.

The merger will be accounted for as an acquisition by Chesapeake in accordance with accounting principles generally accepted in the United States (referred to as “GAAP”). Under the acquisition method of accounting, the assets and liabilities of WildHorse and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Chesapeake. The reported financial condition and results of operations of Chesapeake for periods after completion of the merger will reflect WildHorse balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial position or results of operations of WildHorse and its subsidiaries for periods prior to the merger. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 184.

Under the acquisition method of accounting, the total purchase price will be allocated to WildHorse’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values, if any, will be recorded as goodwill. To the extent the value of any goodwill or intangibles becomes impaired, the combined company may be required to incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.

The issuance of Chesapeake common stock to stockholders of WildHorse as well as other stock transactions can lead to an ownership change under Section 382 of the Code.

Chesapeake’s ability to utilize U.S. net operating loss carryforwards to reduce future taxable income is subject to various limitations under the Code. The utilization of such carryforwards may be limited under Section 382 of the Code upon the occurrence of ownership changes resulting from issuances of Chesapeake stock or the sale or exchange of Chesapeake stock by certain shareholders if, as a result, there is a cumulative change of more than 50% in the beneficial ownership of Chesapeake stock during any three-year period. For this purpose, “stock” includes certain preferred stock. In the event of such an ownership change, Section 382 of the Code imposes an annual limitation on the amount of loss carryforwards that can be used by Chesapeake to offset its taxable income. The limitation is generally equal to the product of (a) the fair market value of Chesapeake equity multiplied by (b) the long-term tax-exempt rate in effect for the month in which an ownership change occurs. In addition, if Chesapeake is in a net unrealized built-in gain position at the time of an ownership change, then the limitation is increased if there are recognized built-in gains during any post-change year, but only to the extent of any net unrealized built-in gains inherent in the assets sold. If Chesapeake is in a net unrealized built-in loss position at the time of an ownership change, then the limitation may apply to tax attributes other than just loss carryforwards, such as depreciable basis. Some states impose similar limitations on tax attribute utilization upon experiencing an ownership change. Chesapeake does not believe it has a Section 382 limitation on the ability to utilize its U.S. loss carryforwards as of September 30, 2018 and does not expect an ownership change to occur as a result of the merger based on information known today. However, issuances, sales and/or exchanges of Chesapeake stock (including, potentially, relatively small transactions and transactions beyond Chesapeake’s control) occurring after September 30, 2018, taken together with prior transactions with respect to Chesapeake stock and the merger, could trigger an ownership change under Section 382 of the Code and therefore a limitation on Chesapeake’s ability to utilize its U.S. loss carryforwards. Any such limitation could cause some of such loss carryforwards to expire before Chesapeake would be able to utilize them to reduce taxable income in future periods, possibly resulting in a substantial income tax expense or write down of Chesapeake’s tax assets or both.

If Chesapeake’s shareholders do not approve the Chesapeake authorized shares proposal, Chesapeake will issue substantially all of its available authorized shares of common stock in connection with the completion of the merger, and the combined company will be limited in its ability to raise equity by issuing additional shares of common stock unless its shareholders approve an amendment to its certificate of incorporation to increase the number of authorized shares of common stock.

If Chesapeake’s shareholders do not approve the Chesapeake authorized shares proposal, the combined company will continue to have 2,000,000,000 authorized shares of common stock. As of December 17, 2018, Chesapeake had an aggregate of 1,241,848,361 shares of common stock issued and outstanding or reserved for issuance. Upon the completion of the merger, Chesapeake would issue up to 744,247,773 shares of common stock to WildHorse stockholders, resulting in 1,986,096,134 shares of common stock issued and outstanding or reserved for issuance, which represents approximately 99.3% of Chesapeake’s authorized shares of common stock. The number of shares of Chesapeake common stock that would be issued to WildHorse stockholders is based on the estimated maximum number of shares of WildHorse common stock that may be exchanged or converted for shares of Chesapeake common stock, which is equal to 134,395,956 (which is calculated based on the sum of (a) 101,993,897 shares of WildHorse common stock outstanding as of December 17, 2018, which includes 2,348,605 shares of restricted WildHorse common stock granted pursuant to the WildHorse stock plan, and (b) 32,402,059 shares of WildHorse common stock, which, as of December 17, 2018, represents the number of shares of WildHorse common stock that 435,000 shares of WildHorse preferred stock outstanding as of December 17, 2018 are convertible into). If Chesapeake’s shareholders do not approve the Chesapeake authorized shares proposal, the combined company would have 13,903,866 authorized shares of common stock available for issuance following the completion of the merger and would be severely limited in its ability to raise equity by issuing additional shares of common stock or other securities that are convertible to common stock, providing equity incentives to employees, officers, directors, consultants or advisors, unless it first obtains approval from its shareholders to amend its charter to increase the number of authorized shares of common stock. No assurance can be given that the combined company’s shareholders will approve an increase in the number of authorized shares of common stock and, even if they approve such an increase, that the combined company will be able to raise equity by issuing additional shares of common stock. If the combined company is unable to raise equity by issuing additional shares of common stock, it could have a material adverse effect on the combined company’s business, financial condition, results of operations, cash flows and liquidity.

Risks Relating to Chesapeake’s Business

You should read and consider risk factors specific to Chesapeake’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of Chesapeake’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in Part II, Item 1A of Chesapeake’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 217.

Risks Relating to WildHorse’s Business

You should read and consider risk factors specific to WildHorse’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of WildHorse’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in Part II, Item 1A of WildHorse’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” each beginning on page 217.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, and the documents to which WildHorse and Chesapeake refer you in this joint proxy statement/prospectus, as well as oral statements made or to be made by WildHorse and Chesapeake, include certain “forward-looking statements” intended to be subject to the safe harbor provisions provided by Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus about the benefits of the proposed transaction, WildHorse’s and Chesapeake’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts are forward-looking statements. Such statements are subject to numerous assumptions, risks, and uncertainties. Words such as “expect,” “estimate,” “target,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events, or future or conditional verbs such as will, may, might, should, would, could, or similar variations, identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. While there is no assurance that any list of risks and uncertainties is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:

•	the risk that the merger agreement may be terminated in accordance with its terms and that the merger may not be completed;

•	the possibility that Chesapeake shareholders may not approve the Chesapeake proposals;

•	the possibility that WildHorse stockholders may not approve the merger proposal;

•	the risk that the parties may not be able to satisfy the conditions to the completion of the merger in a timely manner or at all;

•	the risk that the merger may not be accretive, and may be dilutive, to Chesapeake’s earnings per share, which may negatively affect the market price of Chesapeake shares;

•	the possibility that Chesapeake and WildHorse will incur significant transaction and other costs in connection with the merger, which may be in excess of those anticipated by Chesapeake or WildHorse;

•	the risk that the combined company may be unable to achieve operational or corporate synergies or that it may take longer than expected to achieve those synergies;

•	the risk that Chesapeake may fail to realize other benefits expected from the merger;

•	the risk of any litigation relating to the merger;

•	the risk that any announcements relating to, or the completion of, the merger could have adverse effects on the market price of Chesapeake common stock;

•	the risk related to disruption of management time from ongoing business operations due to the merger;

•

the risk that the merger and its announcement and/or completion could have an adverse effect on the ability of Chesapeake and WildHorse to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers; and

•	the risks to their operating results and businesses generally.

Such factors are difficult to predict and, in many cases, may be beyond the control of Chesapeake and WildHorse. Chesapeake’s and WildHorse’s forward-looking statements are based on assumptions that

Chesapeake and WildHorse, respectively, believe to be reasonable but that may not prove to be accurate. Consequently, all of the forward-looking statements Chesapeake and WildHorse make in this joint proxy statement/prospectus are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and the information detailed in Chesapeake’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018, June 30, 2018 and September 30, 2018, Current Reports on Form 8-K and other filings Chesapeake makes with the SEC, which are incorporated herein by reference, and in WildHorse’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018, June 30, 2018 and September 30, 2018, Current Reports on Form 8-K and other filings WildHorse makes with the SEC, which are incorporated herein by reference. For additional information, see the sections entitled “Risk Factors,” “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on pages 46, 217 and 217, respectively.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither WildHorse nor Chesapeake assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

INFORMATION ABOUT THE COMPANIES

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Phone: (405) 848-8000

Chesapeake is an independent exploration and production company engaged in the acquisition, exploration and development of properties for the production of oil, natural gas and NGLs from underground reservoirs. Chesapeake owns a large and geographically diverse portfolio of onshore U.S. unconventional natural gas and liquid assets. Chesapeake has leading positions in the liquids-rich resource plays of the Eagle Ford Shale in South Texas and the Anadarko Basin in northwestern Oklahoma and the stacked pay in the Powder River Basin in Wyoming. Chesapeake’s natural gas resource plays are the Marcellus Shale in the northern Appalachian Basin in Pennsylvania and the Haynesville/Bossier Shales in northwestern Louisiana and East Texas.

WildHorse Resource Development Corporation

920 Memorial City Way, Suite 1400

Houston, Texas 77024

Phone: (713) 568-4910

WildHorse is an independent oil and natural gas company focused on the acquisition, exploitation, development and production of oil, natural gas and NGL properties primarily in the Eagle Ford Shale and Austin Chalk in East Texas. WildHorse’s assets are characterized by concentrated acreage positions with multiple producing stratigraphic horizons, or stacked pay zones, and attractive single-well rates of return. WildHorse primarily operates in Burleson, Lee and Washington Counties.

Coleburn Inc.

c/o Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

Phone: (405) 848-8000

Coleburn Inc. is a direct, wholly owned subsidiary of Chesapeake. Upon the completion of the merger, Coleburn Inc. will cease to exist. Coleburn Inc. was incorporated in Delaware on October 19, 2018 for the sole purpose of effecting the merger.

SPECIAL MEETING OF CHESAPEAKE SHAREHOLDERS

Date, Time and Place

The Chesapeake special meeting will be held on January 31, 2019, at                 , Central Time, at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

Purpose of the Chesapeake Special Meeting

The purpose of the Chesapeake special meeting is to consider and vote on:

•	the Chesapeake issuance proposal;

•	the Chesapeake board size proposal; and

•	the Chesapeake authorized shares proposal.

Chesapeake will transact no other business at the Chesapeake special meeting.

Recommendation of the Chesapeake Board of Directors

The Chesapeake board unanimously recommends that Chesapeake shareholders vote:

•	“FOR” the approval of the Chesapeake issuance proposal;

•	“FOR” the Chesapeake board size proposal; and

•	“FOR” the Chesapeake authorized shares proposal.

For additional information on the recommendation of the Chesapeake board, see the section entitled “The Merger—Recommendation of the Chesapeake Board of Directors and Chesapeake Reasons for the Merger” beginning on page 90.

Record Date and Outstanding Shares of Chesapeake Common Stock

Only holders of record of issued and outstanding shares of Chesapeake common stock as of the close of business on December 24, 2018, the record date for the Chesapeake special meeting (which we refer to as the “Chesapeake record date”), are entitled to notice of, and to vote at, the Chesapeake special meeting or any adjournment or postponement of the Chesapeake special meeting.

As of the close of business on the Chesapeake record date, there were                shares of Chesapeake common stock issued and outstanding and entitled to vote at the Chesapeake special meeting. You may cast one vote on each Chesapeake proposal for each share of Chesapeake common stock that you held as of the close of business on the Chesapeake record date.

A complete list of Chesapeake shareholders entitled to vote at the Chesapeake special meeting will be available for inspection at Chesapeake’s principal place of business during regular business hours for a period of no less than ten days before the Chesapeake special meeting and during the Chesapeake special meeting.

Quorum; Abstentions and Broker Non-Votes

A quorum of Chesapeake shareholders is the minimum number of shareholders necessary to hold a valid meeting. The presence at the Chesapeake special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Chesapeake common stock entitled to vote at the Chesapeake special meeting constitutes a quorum. If you submit a properly executed proxy card, even if you do not vote for any proposal or vote to “abstain” in respect of any proposal, your shares of Chesapeake common stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Chesapeake special meeting.

Executed but unvoted proxies will be voted in accordance with the recommendations of the Chesapeake board on such proposal.

Required Vote

The Chesapeake issuance proposal. Approval of the Chesapeake issuance proposal requires the affirmative vote of a majority of votes cast by Chesapeake shareholders present in person or by proxy at the Chesapeake special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the Chesapeake issuance proposal and, assuming a quorum is otherwise established, the failure of any Chesapeake shareholder to vote and broker non-votes will have no effect on the outcome of the vote.

The Chesapeake board size proposal. Approval of the Chesapeake board size proposal requires the affirmative vote of Chesapeake shareholders of at least a majority of the issued and outstanding Chesapeake stock, entitled to vote on such proposal. Abstentions, the failure of any Chesapeake shareholder to vote and broker non-votes will have the same effect as a vote “AGAINST” the Chesapeake board size proposal.

The Chesapeake authorized shares proposal. Approval of the Chesapeake authorized shares proposal requires the affirmative vote of Chesapeake shareholders of at least a majority of the issued and outstanding Chesapeake stock, entitled to vote on such proposal. Abstentions and the failure of any record holder of shares of Chesapeake common stock to vote will have the same effect as a vote “AGAINST” the Chesapeake authorized shares proposal. Because brokers, banks, and other nominees have discretionary authority to vote on the Chesapeake authorized shares proposal, we do not expect broker non-votes in connection with the Chesapeake authorized shares proposal.

Each of the Chesapeake proposals are described in the section entitled “Chesapeake Proposals” beginning on page 68.

Methods of Voting

Chesapeake shareholders, whether holding shares directly as shareholders of record or beneficially in “street name,” may vote on the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Chesapeake shareholders of record may vote their shares in person by ballot at the Chesapeake special meeting or by submitting their proxies:

•	by phone until 11:59 p.m. Central Time on January 30, 2019;

•	by the Internet until 11:59 p.m. Central Time on January 30, 2019; or

•	by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received by 11:59 p.m. Central Time on January 30, 2019.

Chesapeake shareholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.

Voting in Person

Shares held directly in your name as shareholder of record may be voted in person at the Chesapeake special meeting. If you choose to vote your shares in person at the Chesapeake special meeting, bring your enclosed proxy card and proof of identification. Even if you plan to attend the Chesapeake special meeting, the Chesapeake board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Chesapeake special meeting.

If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Chesapeake special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.

Voting by Proxy

Whether you hold your shares of Chesapeake common stock directly as the shareholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the Chesapeake special meeting. You can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of Chesapeake common stock, you may contact Innisfree, Chesapeake’s proxy solicitor, toll-free at (877) 825-8621 or, for brokers and banks, collect at (212) 750-5833.

Adjournment

At any meeting at which a quorum of shareholders is present, in person or represented by proxy, the chairman of the meeting or the holders of the majority of shares of Chesapeake common stock present or represented by proxy may adjourn from time to time until its business is completed. At the adjourned meeting, Chesapeake may transact any business which might have been transacted at the original meeting.

In addition, the merger agreement provides that Chesapeake (i) will be required to adjourn or postpone the Chesapeake special meeting, to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement is provided to the Chesapeake’s shareholders or if, as of the time for which the Chesapeake special meeting is scheduled, there are insufficient shares of Chesapeake common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Chesapeake special meeting or (ii) may, and at WildHorse’s request will, adjourn or postpone the Chesapeake special meeting if, as of the time for which the Chesapeake special meeting is scheduled, there are insufficient shares of Chesapeake common stock represented (either in person or by proxy) to obtain the approval of the Chesapeake issuance proposal; provided, however, that unless otherwise agreed to by Chesapeake and WildHorse, the Chesapeake special meeting will not be adjourned or postponed to a date that is more than 20 business days after the date for which the Chesapeake special meeting was previously scheduled (it being understood that such Chesapeake special meeting will be adjourned or postponed every time the circumstances described in (i) exist, and such Chesapeake special meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist) or to a date on or after two business days prior to the end date termination event as defined under “The Merger Agreement—Termination—Termination Rights” beginning on page 173). For additional information regarding adjournment, see the section entitled “The Merger Agreement—Special Meetings—Chesapeake Special Meeting” beginning on page 163.

Revocability of Proxies

If you are a shareholder of record of Chesapeake, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	vote again by phone or the Internet at a later time;

•

give written notice before the meeting to Chesapeake Energy Corporation 6100 North Western Avenue Oklahoma City, OK 73118, Attention: Corporate Secretary, which must be received before your shares are voted at the Chesapeake special meeting; or

•	attend the Chesapeake special meeting and vote your shares in person. Please note that your attendance at the meeting will not alone serve to revoke your proxy.

Proxy Solicitation Costs

The enclosed proxy card is being solicited by Chesapeake and the Chesapeake board. In addition to solicitation by mail, Chesapeake’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

Chesapeake and WildHorse have retained Innisfree to assist in the solicitation process. Chesapeake will pay Innisfree, on behalf of itself and WildHorse, a fee of approximately $50,000, as well as reasonable and documented out-of-pocket expenses. Chesapeake also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Chesapeake will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Chesapeake common stock held of record by such nominee holders. Chesapeake will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Appraisal Rights

Under Oklahoma law, Chesapeake shareholders are not entitled to appraisal rights in connection with the issuance of shares of Chesapeake common stock as contemplated by the merger agreement.

Other Information

The matter to be considered at the Chesapeake special meeting is of great importance to the Chesapeake shareholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Chesapeake special meeting, contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Shareholders May Call Toll-Free:

(877) 825-8621

Vote of Chesapeake’s Directors and Executive Officers

As of the Chesapeake record date, Chesapeake directors and executive officers, as a group, owned and were entitled to vote                  shares of Chesapeake common stock, or approximately     % of the total outstanding shares of Chesapeake common stock as of the Chesapeake record date.

Chesapeake currently expects that all of its directors and executive officers, will vote their shares “FOR” the Chesapeake proposals.

Attending the Chesapeake Special Meeting

You are entitled to attend the Chesapeake special meeting only if you were a shareholder of record of Chesapeake at the close of business on the Chesapeake record date or you held your shares of Chesapeake beneficially in the name of a broker, bank or other nominee as of the Chesapeake record date, or you hold a valid proxy for the Chesapeake special meeting.

If you were a shareholder of record of Chesapeake at the close of business on the Chesapeake record date and wish to attend the Chesapeake special meeting, so indicate on the appropriate proxy card or as prompted by the phone or Internet voting system. Your name will be verified against the list of shareholders of record prior to your being admitted to the Chesapeake special meeting.

If a broker, bank or other nominee is the record owner of your shares of Chesapeake common stock, you will need to have proof that you are the beneficial owner as of the Chesapeake record date to be admitted to the Chesapeake special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the Chesapeake record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present government-issued photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Chesapeake special meeting.

Results of the Chesapeake Special Meeting

Within four business days following the Chesapeake special meeting, Chesapeake intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Chesapeake will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

CHESAPEAKE SHAREHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE CHESAPEAKE PROPOSALS.

CHESAPEAKE PROPOSALS

Chesapeake Issuance Proposal

It is a condition to the completion of the merger that Chesapeake shareholders approve the issuance of shares of Chesapeake common stock in the merger. In the merger, each WildHorse stockholder will receive, for each share of WildHorse common stock that is issued and outstanding as of immediately prior to the effective time of the merger, either (i) 5.336 shares of Chesapeake common stock and $3.00 in cash, or (ii) 5.989 shares of Chesapeake common stock, in each case, with cash in lieu of any fractional shares, with certain exceptions as further described in the joint proxy statement/prospectus further described in the section entitled “The Merger Agreement—Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 144.

Under NYSE rules, a company is required to obtain shareholder approval prior to the issuance of shares of common stock if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the shares of common stock. If the merger is completed pursuant to the merger agreement, Chesapeake expects to issue up to approximately 744,247,773 shares of Chesapeake common stock in connection with the merger, which is equal to approximately 60% of the shares of Chesapeake common stock outstanding before such issuance. Accordingly, the aggregate number of shares of Chesapeake common stock that Chesapeake will issue in the merger will exceed 20% of the shares of Chesapeake common stock outstanding before such issuance, and for this reason, Chesapeake is seeking the approval of Chesapeake shareholders for the issuance of shares of Chesapeake common stock pursuant to the merger agreement. In the event the Chesapeake issuance proposal is not approved by Chesapeake shareholders, the merger will not be completed.

In the event the Chesapeake issuance proposal is approved by Chesapeake shareholders, but the merger agreement is terminated (without the merger being completed) prior to the issuance of shares of Chesapeake common stock pursuant to the merger agreement, Chesapeake will not issue any shares of Chesapeake common stock as a result of the approval of the Chesapeake issuance proposal.

Approval of the Chesapeake issuance proposal requires the affirmative vote of a majority of votes cast by Chesapeake shareholders present in person or by proxy at the Chesapeake special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the Chesapeake issuance proposal and, assuming that a quorum is otherwise established, the failure of any Chesapeake shareholder to vote and broker non-votes will have no effect on the outcome of the vote.

The Chesapeake board unanimously recommends a vote “FOR” the Chesapeake issuance proposal.

Chesapeake Board Size Proposal

The Chesapeake charter provides that the maximum number of directors permitted to serve on the Chesapeake board is ten. The current Chesapeake board consists of nine directors. The merger agreement provides that, subject to shareholder approval, prior to the effective time of the merger, Chesapeake will take all necessary corporate action so that upon and after the effective time of the merger, one person designated by WildHorse prior to the closing (the “first director”) is appointed to the Chesapeake board. The first director must be reasonably acceptable to Chesapeake; provided that any director of WildHorse as of October 29, 2018 will be deemed reasonably acceptable to Chesapeake, without requiring any further approval from Chesapeake. Chesapeake, through the Chesapeake board, will take all necessary action to nominate such director for election to the Chesapeake board in the proxy statement relating to the first annual meeting of the shareholders of Chesapeake following the closing. If (i) the Chesapeake board size proposal has been approved by Chesapeake’s shareholders prior to the effective time of the merger or (ii) following the effective time of the merger a vacancy occurs on the Chesapeake board, then in either case, Chesapeake will take all necessary corporate action so that upon and after the effective time of the merger (if the Chesapeake board size proposal has been approved), or as promptly as practicable following the first vacancy on the Chesapeake board, the first director and a second person designated by WildHorse prior to the closing (the “second director”) are appointed to the Chesapeake board. The second director must be reasonably acceptable to Chesapeake; provided that any director of WildHorse as of October 29, 2018 shall be deemed reasonably acceptable to Chesapeake, without requiring any further approval from Chesapeake. Chesapeake presently expects to appoint Jay C. Graham and David Hayes, both of whom are representatives of NGP Energy Capital Management, LLC and current directors of WildHorse, as the first director and second director.

In order to enable Chesapeake to appoint the second director to the Chesapeake board at the effective time of the merger, Chesapeake is seeking to amend its charter to increase the maximum size of the Chesapeake board from 10 members to 11 members. Approval by Chesapeake’s shareholders of the Chesapeake board size proposal is not a condition to any party’s obligation to complete the merger.

Approval of the Chesapeake board size proposal requires the affirmative vote of Chesapeake shareholders of at least a majority of the issued and outstanding Chesapeake stock, entitled to vote on such proposal. Abstentions, the failure of any Chesapeake shareholder to vote and broker non-votes will have the same effect as a vote “AGAINST” the Chesapeake board size proposal.

The Chesapeake board unanimously recommends a vote “FOR” the Chesapeake board size proposal.

Chesapeake Authorized Shares Proposal

The Chesapeake charter provides that the total number of shares of common stock which Chesapeake is authorized to issue is 2,000,000,000. Chesapeake is seeking to amend its charter prior to the merger in order to increase the authorized number of shares of Chesapeake common stock from 2,000,000,000 shares to 3,000,000,000 shares. The Chesapeake board believes that the increased number of authorized shares of Chesapeake common stock contemplated by the proposed amendment is important to the combined company in order for additional shares be available for issuance from time to time, without further action or authorization by the Chesapeake shareholders (except as required by law or the NYSE rules), if needed for such corporate purposes as may be determined by the Chesapeake board. The additional 1,000,000,000 shares authorized would be a part of the existing class of Chesapeake common stock and, if issued, would have the same rights and privileges as the shares of Chesapeake common stock presently issued and outstanding. Approval by Chesapeake’s shareholders of the Chesapeake authorized shares proposal is not a condition to any party’s obligation to complete the merger.

If the Chesapeake shareholders approve the Chesapeake authorized shares proposal, we expect to file a Certificate of Amendment with the Oklahoma Secretary of State to increase the number of authorized shares of our capital and common stock. Upon filing of the Certificate of Amendment with the Oklahoma Secretary of State, the first sentence of Article IV of Chesapeake’s charter will be amended and restated to read as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is Three Billion Twenty Million (3,020,000,000) shares consisting of Twenty Million (20,000,000) shares of Preferred Stock, par value $0.01 per share, and Three Billion (3,000,000,000) shares of Common Stock, par value $0.01 per share.”

If Chesapeake’s shareholders do not approve the Chesapeake authorized shares proposal, the combined company will continue to have 2,000,000,000 authorized shares of common stock. As of December 17, 2018, Chesapeake had an aggregate of 1,241,848,361 shares of common stock issued and outstanding or reserved for issuance. Upon the completion of the merger, Chesapeake would issue up to 744,247,773 shares of common stock to WildHorse stockholders, resulting in 1,986,096,134 shares of common stock issued and outstanding or reserved for issuance, which represents approximately 99.3% of Chesapeake’s authorized shares of common stock. The number of shares of Chesapeake common stock that would be issued to WildHorse stockholders is based on the estimated maximum number of shares of WildHorse common stock that may be exchanged or converted for shares of Chesapeake common stock, which is equal to 134,395,956 (which is calculated based on the sum of (a) 101,993,897 shares of WildHorse common stock outstanding as of December 17, 2018, which includes 2,348,605 shares of restricted WildHorse common stock granted pursuant to the WildHorse stock plan, and (b) 32,402,059 shares of WildHorse common stock, which, as of December 17, 2018, represents the number of shares of WildHorse common stock that 435,000 shares of WildHorse preferred stock outstanding as of December 17, 2018 are convertible into.) If Chesapeake’s shareholders do not approve the Chesapeake authorized shares proposal, the combined company would have 13,903,866 authorized shares of common stock available for issuance following the completion of the merger and would be severely limited in its ability to raise equity by issuing additional shares of common stock, unless it obtains approval from its shareholders to amend its charter to increase the number of authorized shares of common stock. No assurance can be given that the combined company’s shareholders will approve an increase in the number of authorized shares of common stock and, even if they approve such an increase, that the combined company will be able to raise equity by issuing additional shares of common stock. If the combined company is unable to raise equity by issuing additional shares of common stock, it could have a material adverse effect on the combined company’s business, financial condition, results of operations, cash flows and liquidity.

Other than payment of the merger consideration, the Chesapeake board has no immediate plans to issue additional shares of common stock or securities that are convertible into common stock. However, the Chesapeake board desires to have the shares available to provide additional flexibility for business and financial purposes and provide appropriate equity incentives for Chesapeake’s employees, directors and consultants. The additional shares may be used for various purposes without further shareholder approval. These purposes may include: (i) raising capital, if Chesapeake has an appropriate opportunity, through offerings of common stock or securities that are convertible into common stock; (ii) exchanges of common stock or securities that are convertible into common stock for other outstanding securities; (iii) providing equity incentives to employees, officers, directors, consultants or advisors; (iv) expanding Chesapeake’s business through the acquisition of other businesses or assets; (v) stock splits, dividends and similar transactions; and (vi) other purposes.

Approval of the Chesapeake authorized shares proposal requires the affirmative vote of Chesapeake shareholders of at least a majority of the issued and outstanding Chesapeake stock, entitled to vote on such proposal. Abstentions and the failure of any record holder of shares of Chesapeake common stock to vote will have the same effect as a vote “AGAINST” the Chesapeake authorized shares proposal. Because brokers, banks, and other nominees have discretionary authority to vote on the Chesapeake authorized shares proposal, we do not expect broker non-votes in connection with the Chesapeake authorized shares proposal.

Approval by Chesapeake’s shareholders of the Chesapeake board size proposal is not a condition to any party’s obligation to complete the merger.

The Chesapeake board unanimously recommends a vote “FOR” the Chesapeake authorized shares proposal.

SPECIAL MEETING OF WILDHORSE STOCKHOLDERS

Date, Time and Place

The special meeting of WildHorse stockholders will be held on January 31, 2019 at                , Central Time at 920 Memorial City Way, Suite 1400, Houston, Texas 77024.

Purpose of the WildHorse Special Meeting

At the WildHorse special meeting, WildHorse stockholders will be asked to consider and vote on the following:

•	the merger proposal;

•	the non-binding, advisory compensation proposal; and

•	the adjournment proposal.

WildHorse will transact no other business at the WildHorse special meeting.

Recommendations of the WildHorse Board of Directors

The WildHorse board unanimously recommends that WildHorse stockholders vote:

•	“FOR” the merger proposal;

•	“FOR” the non-binding, advisory compensation proposal; and

•	“FOR” the adjournment proposal.

For additional information on the recommendations of the WildHorse board, see the section entitled “The Merger—Recommendations of the WildHorse Board of Directors and WildHorse Reasons for the Merger” beginning on page 101.

WildHorse Voting Record Date; Stockholders Entitled to Vote

The voting record date for the WildHorse special meeting is January 11, 2019. Only record holders of shares of WildHorse common stock and WildHorse preferred stock at the close of business on such date are entitled to vote at the WildHorse special meeting.

WildHorse will commence its solicitation of proxies on or about December 26, 2018, which is before the WildHorse voting record date. WildHorse will continue to solicit proxies until the date of the WildHorse special meeting. Each WildHorse stockholder of record on January 11, 2019 who has not yet received a joint proxy statement/prospectus prior to the WildHorse voting record date will receive a joint proxy statement/prospectus and documents (excluding certain exhibits) incorporated by reference as of the WildHorse voting record date and have the opportunity to vote on the matters described in the joint proxy statement/prospectus. Proxies delivered by WildHorse stockholders prior to the WildHorse voting record date will be valid and effective so long as the WildHorse stockholder providing the proxy is a WildHorse stockholder on the WildHorse voting record date. If you are not a WildHorse stockholder of record on the WildHorse voting record date, any proxy you deliver will be ineffective. If you deliver a proxy prior to the WildHorse voting record date and remain a WildHorse stockholder on the WildHorse voting record date, you do not need to deliver another proxy after the WildHorse voting record date. If you deliver a proxy prior to the WildHorse voting record date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of WildHorse common stock you own on the WildHorse voting record date even if that number is different from the number of shares of WildHorse common stock you owned when you executed and delivered your proxy. Proxies received from persons who are not WildHorse stockholders of record on the WildHorse voting record date will not be effective.

At the close of business on the WildHorse notice record date, the only issued and outstanding voting securities of WildHorse entitled to vote at the WildHorse special meeting were                  shares of common stock and 435,000 shares of preferred stock (which are convertible into                shares of WildHorse common stock). Each share of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, outstanding on the record date for the WildHorse special meeting is entitled to one vote on each proposal and any other matter coming before the WildHorse special meeting.

A complete list of the WildHorse stockholders entitled to vote at the WildHorse special meeting will be available for inspection by any WildHorse stockholder for any purpose germane to the WildHorse special meeting during ordinary business hours for the ten days preceding the WildHorse special meeting at 920 Memorial City Way, Suite 1400, Houston, Texas 77024 and will also be available at the WildHorse special meeting for examination by any stockholder present at such meeting.

Quorum; Abstentions and Broker Non-Votes

A quorum of WildHorse stockholders is necessary for WildHorse to hold a valid meeting. The presence at the WildHorse special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, entitled to vote at the WildHorse special meeting constitutes a quorum.

If you submit a properly executed proxy card, even if you do not vote for the WildHorse proposals or vote to “abstain” in respect of the WildHorse proposals, your shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, will be counted for purposes of determining whether a quorum is present for the transaction of business at the WildHorse special meeting. WildHorse common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee, and WildHorse common stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present and entitled to vote at the WildHorse special meeting for the purpose of determining the presence of a quorum.

Under the current NYSE rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the WildHorse proposals at the WildHorse special meeting. Because the only proposals for consideration at the WildHorse special meeting are non-discretionary proposals, it is not expected that there will be any broker non-votes at the WildHorse special meeting.

Executed but unvoted proxies will be voted in accordance with the recommendations of the WildHorse board.

Required Vote

The WildHorse Merger Proposal. Approval of the merger proposal by the WildHorse stockholders is a condition to the merger and requires the affirmative vote of a majority of the outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, entitled to vote on such proposal. Abstentions and the failure of any WildHorse stockholder to vote will have the same effect as a vote “AGAINST” the merger proposal.

The WildHorse Non-Binding, Advisory Compensation Proposal. Approval of the non-binding, advisory compensation proposal by the WildHorse stockholders requires the affirmative vote of a majority of the shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, present in person or by proxy at the WildHorse special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the non-binding, advisory compensation proposal and, assuming that quorum is otherwise established, the failure of a WildHorse stockholder to vote will have no effect on the outcome on the vote.

The WildHorse Adjournment Proposal. Approval of the adjournment proposal by the WildHorse stockholders requires the affirmative vote of a majority of the shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, present in person or by proxy at the WildHorse special meeting and entitled to vote on such proposal. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal and, assuming that quorum is otherwise established, the failure of a WildHorse stockholder to vote will have no effect on the outcome on the vote.

Each of the WildHorse proposals is described in the section entitled “WildHorse Proposals” beginning on page 78.

Methods of Voting

WildHorse stockholders, whether holding shares directly as shareholders of record or beneficially in “street name,” may vote on the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

WildHorse stockholders of record may vote their shares in person by ballot at the WildHorse special meeting or by submitting their proxies:

•	by phone until 11:59 p.m. Central Time on January 30, 2019;

•	by the Internet until 11:59 p.m. Central Time on January 30, 2019; or

•	by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received by 11:59 p.m. Central Time on January 30, 2019.

WildHorse stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares.

Voting in Person

Shares held directly in your name as stockholder of record may be voted in person at the WildHorse special meeting. If you choose to vote your shares in person at the WildHorse special meeting, bring your enclosed proxy card and proof of identification. Even if you plan to attend the WildHorse special meeting, the WildHorse board recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the WildHorse special meeting.

If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the WildHorse special meeting, you will not be permitted to vote in person unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.

Voting by Proxy

Whether you hold your shares of WildHorse common stock directly as the stockholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the WildHorse special meeting. You can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card.

Questions About Voting

If you have any questions about how to vote or direct a vote in respect of your shares of WildHorse common stock, you may contact Innisfree, WildHorse’s proxy solicitor, toll-free at (877) 825-8621 or, for brokers and banks, collect at (212) 750-5833.

Adjournments

The WildHorse special meeting may be adjourned from time to time by the chairman of the WildHorse special meeting or by the affirmative vote of a majority of the voting power of the outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, so represented, regardless of whether there is a quorum. Notice does not need to be given of any such adjourned meeting if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken. However, if the adjournment is for more than 30 days, a notice of the adjourned meeting must be given to each WildHorse stockholder of record entitled to vote at the meeting. At the adjourned meeting, WildHorse may transact any business that might have been transacted at the original meeting. If a quorum is not present at the WildHorse special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, then WildHorse stockholders may be asked to vote on a proposal to adjourn the WildHorse special meeting in order to permit the further solicitation of proxies. Unless otherwise agreed to by Chesapeake and WildHorse, the WildHorse special meeting may not be adjourned or postponed to a date more than 20 business days after the date for which the meeting was previously scheduled and the special meeting may not be adjourned or postponed to a date on or after two business days before May 31, 2019.

Revocation of Proxies

If you are the record holder of WildHorse common stock or WildHorse preferred stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the special meeting. You can do this by:

•	timely delivering a signed written notice of revocation;

•	timely delivering a new, valid proxy bearing a later date (including by mail, telephone or through the internet); or

•

attending the WildHorse special meeting and voting in person, which will automatically cancel any proxy previously given, or revoking your proxy in person. Simply attending the WildHorse special meeting without voting will not revoke any proxy that you have previously given or change your vote.

A registered stockholder may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

WildHorse Resource Development Corporation

920 Memorial City Way, Suite 1400

Houston, Texas 77024

Attention: Corporate Secretary

If your shares are held in “street name” through a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank or other nominee and you decide to change your vote by attending the special meeting and voting in person, your vote in person at the special meeting will not be effective unless you have obtained and present an executed proxy issued in your name from the record holder (your broker, bank or nominee).

Proxy Solicitation Costs

The enclosed proxy card is being solicited by WildHorse and the WildHorse board. In addition to solicitation by mail, WildHorse’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.

Chesapeake and WildHorse have retained Innisfree to assist in the solicitation process. Chesapeake will pay Innisfree, on behalf of itself and WildHorse, a fee of approximately $50,000, as well as reasonable and documented out-of-pocket expenses. Chesapeake also has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

WildHorse will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of WildHorse common stock held of record by such nominee holders. WildHorse will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

No Appraisal Rights

Under Delaware law, WildHorse stockholders are not entitled to appraisal rights in connection with the merger as contemplated by the merger agreement.

Other Information

The matters to be considered at the WildHorse special meeting is of great importance to the WildHorse stockholders. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the WildHorse special meeting, contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders May Call Toll-Free:

(877) 825-8621

Voting by WildHorse’s Directors and Executive Officers

As of December 24, 2018, WildHorse directors and executive officers, as a group, owned and were entitled to vote                  shares of WildHorse common stock, or approximately     % of the total outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, as of the WildHorse notice record date.

WildHorse currently expects that all of its directors and executive officers will vote their shares “FOR” the WildHorse proposals.

In connection with the execution of the merger agreement, Chesapeake entered into the voting agreements with Jay C. Graham, the NGP stockholders and with the Carlyle stockholder, wherein such stockholders agreed to vote all of the WildHorse shares held by them in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, subject to certain exceptions. As of the WildHorse notice record date, the 435,000 shares of WildHorse preferred stock held by the Carlyle stockholder are convertible into                  shares of WildHorse common stock. As of the date of this joint proxy statement/prospectus, such stockholders hold and are entitled to vote in the aggregate approximately                  % of the issued and outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, entitled to vote at the WildHorse special meeting. Accordingly, as long as the WildHorse board does not change its recommendation with respect to such proposal (in which case the voting and support obligations of Jay C. Graham, the NGP stockholders and the Carlyle stockholder would apply only to an aggregate amount of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, equal to 35% of the WildHorse common stock outstanding, including WildHorse preferred stock on an as-converted basis), approval of the WildHorse merger proposal at the WildHorse special meeting is assured.

In addition, Jay C. Graham, the NGP stockholders and the Carlyle stockholder irrevocably elected in the voting agreements to receive the mixed consideration with respect to their respective WildHorse common stock, including WildHorse preferred stock on an as-converted basis, as applicable. Furthermore, the voting agreement with the Carlyle stockholder requires such stockholder to convert its shares of WildHorse preferred stock into WildHorse common stock prior to the effective time of the merger. See “The Merger Agreement—Voting and Support Agreements” beginning on page 177 for more information.

Attending the WildHorse Special Meeting

You are entitled to attend the WildHorse special meeting only if you were a stockholder of record of WildHorse at the close of business on the WildHorse voting record date or you held your shares of WildHorse beneficially in the name of a broker, bank or other nominee as of the WildHorse voting record date, or you hold a valid proxy for the WildHorse special meeting.

If you were a stockholder of record of WildHorse at the close of business on the WildHorse voting record date and wish to attend the WildHorse special meeting, so indicate on the appropriate proxy card or as prompted by the phone or Internet voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the WildHorse special meeting.

If a broker, bank or other nominee is the record owner of your shares of WildHorse common stock, you will need to have proof that you are the beneficial owner as of the WildHorse voting record date to be admitted to the WildHorse special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the WildHorse voting record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present government-issued photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the WildHorse special meeting.

Results of the WildHorse Special Meeting

Within four business days following the WildHorse special meeting, WildHorse intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, WildHorse will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

WILDHORSE STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE WILDHORSE PROPOSALS.

WILDHORSE PROPOSALS

WildHorse Merger Proposal

For a summary and detailed information regarding this proposal, see the information about the merger agreement, the merger and the transactions contemplated by the merger agreement throughout this joint proxy statement/prospectus, including the information set forth in sections titled “The Merger Agreement” beginning on page 142. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

Under the merger agreement, approval of this proposal is a condition to the completion of the merger. If the proposal is not approved, the merger with Chesapeake and the transactions will not be completed even if the other proposals related to the transactions are approved.

Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of WildHorse common stock, including WildHorse preferred stock on an as-converted basis, entitled to vote thereon. Abstentions and the failure of any WildHorse stockholder to vote will have the same effect as a vote “AGAINST” the merger proposal.

The WildHorse board unanimously recommends a vote “FOR” the WildHorse merger proposal.

WildHorse Non-Binding, Advisory Compensation Proposal

As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, WildHorse is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to WildHorse’s named executive officers that is based on or otherwise relates to the merger, as described in the section entitled “The Merger—Quantification of Potential Payments and Benefits to WildHorse’s Named Executive Officers in Connection with the Transaction” beginning on page 138. Accordingly, WildHorse stockholders are being provided the opportunity to cast an advisory vote on such payments.

As an advisory vote, this proposal is not binding upon WildHorse or the WildHorse board or Chesapeake or the Chesapeake board, and approval of this proposal is not a condition to completion of the merger and is a vote separate and apart from the merger proposal and the adjournment proposal. You may vote to approve the merger proposal and the adjournment proposal and vote not to approve the non-binding, advisory compensation proposal and vice versa. Because the merger-related executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as the contractual arrangements with WildHorse’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, if the merger proposal is approved (subject only to the contractual conditions applicable thereto). However, WildHorse seeks the support of its stockholders and believes that stockholder support is appropriate because WildHorse has a comprehensive executive compensation program designed to link the compensation of its executives with WildHorse’s performance and the interests of WildHorse stockholders. Accordingly, holders of shares of WildHorse common stock, including WildHorse preferred stock on as-converted basis, are being asked to vote on the following resolution:

RESOLVED, that the stockholders of WildHorse Resource Development Corporation approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to the named executive officers of WildHorse Resource Development Corporation that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger—Quantification of Potential Payments and Benefits to WildHorse’s Named Executive Officers in Connection with the Transaction.”

Approval of the non-binding, advisory compensation proposal requires the affirmative vote of a majority of the shares of WildHorse common stock, including WildHorse preferred stock on as-converted basis, present in person or represented by proxy at the WildHorse special meeting and entitled to vote on the proposal. Abstentions will have the same effect as a vote “AGAINST” the non-binding, advisory compensation proposal.

The WildHorse board unanimously recommends a vote “FOR” the non-binding, advisory compensation proposal.

WildHorse Adjournment Proposal

If WildHorse fails to receive a sufficient number of votes to approve the merger proposal, WildHorse may propose to adjourn the special meeting, even if a quorum is present, for the purpose of soliciting additional proxies to approve the merger proposal. WildHorse currently does not intend to propose adjournment of the WildHorse special meeting if there are sufficient votes to approve the merger proposal.

The adjournment proposal, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of shares of WildHorse common stock, including WildHorse preferred stock on as-converted basis, present in person or represented by proxy at the meeting and entitled to vote thereon, regardless of whether there is a quorum. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal.

The WildHorse board unanimously recommends a vote “FOR” the adjournment proposal.

THE MERGER

This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire merger agreement carefully as it is the legal document that governs the merger.

Transaction Structure

Pursuant to the terms and subject to the conditions included in the merger agreement, Chesapeake has agreed to acquire WildHorse by means of a merger of Merger Sub with and into WildHorse, with WildHorse surviving the merger as a wholly owned subsidiary of Chesapeake. Immediately following the merger, WildHorse will be merged with and into LLC Sub, with LLC Sub continuing as a wholly owned subsidiary of Chesapeake.

Consideration to WildHorse Stockholders

As a result of the merger, each share of WildHorse common stock, including WildHorse preferred stock, which will be converted to WildHorse common stock prior to the effective time of the merger, issued and outstanding immediately prior to the effective time of the merger (excluding the excluded shares) will be converted automatically at the effective time of the merger into the right to receive the merger consideration as follows:

•

For each share of WildHorse common stock with respect to which an election to receive mixed consideration has been made and not revoked or lost pursuant to the merger agreement, the mixed consideration;

•

For each share of WildHorse common stock with respect to which an election to receive only share consideration has been made and not revoked or lost pursuant to the merger agreement, the share consideration; or

•	For each share of WildHorse common stock with respect to which no election to receive the share consideration or mixed consideration has been made, the share consideration.

No scrip or shares representing fractional shares of Chesapeake common stock will be issued upon the exchange of eligible shares of WildHorse common stock, and such fractional share interests will not entitle the owner of such fractional share interests to vote or to have any rights of a shareholder of Chesapeake or a holder of shares of Chesapeake common stock. Each holder of shares exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Chesapeake common stock (after taking into account and aggregating all book-entry shares delivered by such holder) will receive, in lieu of such fractional shares of Chesapeake common stock, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Chesapeake common stock, and the denominator of which is the number of shares of Chesapeake common stock constituting a portion of the exchange fund as represents the aggregate of all fractional entitlements of all holders of WildHorse common stock. As promptly as possible following the effective time of the merger, the exchange agent shall sell at then-prevailing prices on the NYSE such number of shares of Chesapeake common stock constituting a portion of the exchange fund as represents the aggregate of all fractional entitlements of all holders of WildHorse common stock, with the cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the exchange agent incurred in connection with such sales) of such sales to be used by the exchange agent to fund the foregoing payments in lieu of fractional shares (and if the proceeds of such share sales by the exchange agent are insufficient for such purpose, then Chesapeake shall promptly deliver to the exchange agent additional funds in an amount equal to the deficiency required to make all such payments in lieu of fractional shares).

Background of the Merger

The WildHorse board and WildHorse management regularly review the strategic direction of WildHorse and evaluate potential opportunities to enhance stockholder value, including potential strategic combinations and acquisition opportunities. Since WildHorse’s initial public offering in December 2016, the WildHorse board and WildHorse management have focused on positioning WildHorse as a growth-oriented, independent oil and natural gas company focused on the acquisition, exploitation, development and production of oil, natural gas and natural gas liquids resources, and have sought to grow WildHorse’s business both organically through its drilling program and through an acquisition strategy targeting the Eagle Ford Shale and Austin Chalk formations, while preserving a strong balance sheet and liquidity position.

The Chesapeake board and Chesapeake management periodically review opportunities including potential acquisitions that meet Chesapeake’s strategic and financial objectives to accelerate the development of Chesapeake’s reserves, increase cash flow, leverage cost synergies and reduce its net debt to EBITDA ratio.

In December of 2017, Guggenheim Securities LLC (“Guggenheim”) arranged a meeting in Oklahoma City between Chesapeake’s Chief Executive Officer, Robert D. Lawler, and Executive Vice President, Exploration and Production, Frank Patterson, and WildHorse’s Chief Executive Officer, Jay C. Graham, to discuss a potential business combination of WildHorse and Chesapeake. Mr. Graham subsequently discussed the matter with Scott Gieselman, a member of the WildHorse board and a principal of NGP. NGP, through its affiliates, is a significant stockholder of WildHorse. Based on Chesapeake’s then-current leverage metrics, Mr. Graham and Mr. Gieselman decided not to engage in further discussions at such time.

During the week of June 4, 2018, Mr. Graham had lunch with a business development executive of Company A at which Company A inquired whether WildHorse would consider a potential business combination transaction with Company A. The representative of Company A indicated that Company A had previously studied public information available on WildHorse and might be interested in pursuing a potential business combination transaction. The representative of Company A informed Mr. Graham that Company A would refine its prior assessment and call Mr. Graham back within two weeks to indicate whether Company A wanted to execute a confidentiality agreement and advance discussions.

During the week of June 25, 2018 representatives of Company A called Mr. Graham and informed him that Company A would not proceed with discussions at such time.

The same week, Mr. Graham contacted the Chief Executive Officer of Company B to inquire whether Company B would be interested in a strategic combination with WildHorse. The CEO acknowledged that Company B would be interested in such a discussion and both companies executed a mutual confidentiality agreement on July 13, 2018.

On July 26, 2018, Chesapeake announced the execution of an agreement to sell its position in the Utica Shale for approximately $2 billion. Chesapeake further announced that it planned to use the net proceeds from the sale to reduce its debt. Following this announcement, WildHorse management began analyzing whether the deleveraging effect of Chesapeake’s Utica sale resolved WildHorse’s concerns about Chesapeake’s leverage as an obstacle to any potential business combination between the two companies.

During the last week of July 2018, Mr. Graham contacted Mr. Lawler to congratulate him on Chesapeake’s recently announced Utica divestiture. Mr. Lawler included in his response a suggestion that WildHorse and Chesapeake should again meet to discuss pursuing a potential business combination. Mr. Graham informed Mr. Lawler that WildHorse could be interested in pursuing a business combination with Chesapeake and told Mr. Lawler that he would discuss the matter with the WildHorse management and the WildHorse board.

On August 1, 2018, WildHorse presented to Company B an overview of its assets and operations and Company B presented to WildHorse an overview of its assets and operations. WildHorse and Company B each had begun to populate a virtual data room for due diligence purposes but decided to suspend due diligence and further discussions until each had released second quarter earnings. Due to Company B’s subsequent pursuit of a strategic alternative, WildHorse did not pursue further discussions with Company B.

During the first week of August 2018, Mr. Graham and Mr. Lawler had various phone calls to discuss high-level issues presented by a potential business combination between WildHorse and Chesapeake, including Chesapeake’s recently announced divestiture and the pro forma ownership of the combined company, and each agreed that Chesapeake and WildHorse should enter into a confidentiality agreement in order to advance further discussions. Mr. Graham requested that Kyle N. Roane, the Executive Vice President, Business Development and General Counsel of WildHorse, prepare a draft bilateral confidentiality agreement.

On August 7, 2018, Messrs. Graham, Roane and Mark Hicks, Manager, Business Development at WildHorse, met with representatives of TPH, who was eventually formally engaged as one of WildHorse’s financial advisors, to discuss the merits of a potential business combination with Chesapeake. On the same day, Mr. Roane sent a draft confidentiality agreement to Mr. Lawler for review, which was executed by both Chesapeake and WildHorse on August 8, 2018.

On August 7, 2018, Mr. Lawler, Domenic J. Dell’Osso, Jr., Executive Vice President and Chief Financial Officer, and Bryan J. Lemmerman, Vice President – Business Development met with representatives of Goldman Sachs, who was eventually formally engaged as Chesapeake’s financial advisor, to discuss a potential transaction with WildHorse. Chesapeake management periodically discusses strategic matters with Goldman Sachs, as well as the exploration and production industry in general, and Chesapeake had previously engaged Goldman Sachs to lead various capital markets transactions.

From August 8, 2018 through August 13, 2018, the WildHorse and Chesapeake management teams had various discussions regarding a potential business combination, including regarding due diligence matters and Chesapeake’s existing midstream commitments, but the terms of a potential transaction were not discussed.

On August 13, 2018, WildHorse opened a virtual data room containing information regarding WildHorse for Chesapeake to review as part of its due diligence efforts. On or around August 13, 2018, representatives of NGP contacted representatives of Morgan Stanley to explore the possibility of Morgan Stanley’s acting as a financial advisor to WildHorse in connection with a potential business combination with Chesapeake.

On August 16, 2018, certain representatives of WildHorse, including Messrs. Graham, Roane, Mike Sherwood, Senior Vice President of Exploration & Development, and Norm Pennington, Vice President of Reservoir Engineering, representatives of TPH and certain members of Chesapeake management and operational teams, including Mr. Patterson, met in Oklahoma City, where the WildHorse representatives presented an overview of WildHorse’s assets and operations and the Chesapeake representatives presented an overview of Chesapeake’s Powder River Basin assets and operations.

On August 16 and 17, 2018, the Chesapeake board held a regularly scheduled quarterly meeting attended by Chesapeake management and a representative of Wachtell, Lipton, Rosen & Katz (which we refer to as “Wachtell Lipton”), counsel to the Chesapeake board. At that meeting, the Chesapeake board reviewed strategic opportunities, including WildHorse and several other opportunities with a focus on the following attributes: (i) size and location of acreage; (ii) relative production from oil, natural gas liquids and natural gas; (iii) estimated reserves; (iv) market capitalization; (v) valuation and (vi) execution risks. The Chesapeake board considered how an acquisition of WildHorse might help Chesapeake achieve certain of its long-term strategic goals, including enhanced margins, increased cash flow, increased oil production and a lower debt-to-EBITDA ratio and how such an acquisition could enable Chesapeake to deploy its operational expertise and realize portfolio synergies. The Chesapeake board asked Chesapeake management to pursue a potential acquisition of WildHorse and asked Chesapeake management to report back to the Chesapeake board.

On August 21, 2018, Messrs. Graham, Roane and Drew Cozby, Executive Vice President and Chief Financial Officer, from WildHorse and Messrs. Lawler, Dell’Osso and Lemmerman, from Chesapeake, met in Irving, Texas for dinner to discuss the potential business combination.

On August 22, 2018, Messrs. Graham, Roane and Cozby from WildHorse, and Messrs. Lawler, Dell’Osso, Lemmerman, and Patterson from Chesapeake, met with Mr. Gieselman, Tony Weber and David Hayes, each of whom is a principal of NGP and a member of the WildHorse board, as well as with other representatives of NGP, in Dallas, Texas to discuss the potential business combination.

On August 27, 2018, Messrs. Graham and Roane of WildHorse discussed with representatives of Vinson & Elkins L.L.P. (“V&E”) its engagement as legal counsel to WildHorse in connection with a potential transaction with Chesapeake.

On August 28, 2018, Mr. Graham contacted members of the WildHorse board who are not affiliated with NGP to apprise them of Chesapeake’s interest in a potential business combination with WildHorse and to set a WildHorse board meeting for September 4, 2018 to consider the matter.

On August 30, 2018, Mr. Patterson and members of Chesapeake’s business development and land groups met in Houston with Messrs. Graham, Roane, Sherwood and other representatives of WildHorse to conduct land and operational due diligence.

During the week of September 3, 2018, Mr. Graham confirmed with Company B’s CEO that neither company was any longer interested in a potential business combination transaction. Mr. Graham and Mr. Lawler continued to discuss terms of a potential business combination and the status of each party’s review of the other party. In addition, during this time, Mr. Roane asked V&E to prepare a draft merger agreement for a potential combination with Chesapeake.

On September 4, 2018, the WildHorse board held a meeting to discuss the potential business combination with Chesapeake. Mr. Graham informed the WildHorse board that he expected to receive a non-binding offer letter from Chesapeake to acquire all of the outstanding shares of WildHorse later in the week. Mr. Graham indicated that he would keep the WildHorse board apprised of the status of the potential transaction. The WildHorse board also discussed and confirmed that WildHorse should seek financial advisory services from Morgan Stanley, TPH and Guggenheim (collectively, the “WRD Financial Advisors”) and legal advice from V&E. Each WRD Financial Advisor was selected, in part, because of its knowledge of the oil and gas merger and acquisition market and familiarity with WildHorse. In addition, Guggenheim had previously discussed a potential transaction between Chesapeake and WildHorse, TPH had a deep understanding of WildHorse’s assets and had periodically discussed strategic matters with WildHorse management and Morgan Stanley had previously served as a financial advisor in a past similar transaction involving WildHorse management and several members of the WildHorse board.

On September 7, 2018, Mr. Lawler sent Mr. Graham a letter proposing to combine WildHorse and Chesapeake in a stock-for-stock merger, with a fixed exchange ratio of 5.25 shares of Chesapeake common stock for each share of WildHorse common stock. Chesapeake’s letter further provided that the offer was non-binding and would expire at 5:00 p.m., Central Time, on September 14, 2018.

On September 10, 2018, WildHorse management met with representatives of Carlyle, through its affiliate, the holder of WildHorse’s outstanding preferred stock, NGP, V&E, and the WRD Financial Advisors to discuss the terms of the initial offer by Chesapeake, next steps, timing and due diligence.

On September 13, 2018, the WildHorse board held a meeting attended by WildHorse management where, among other things, Mr. Graham provided an update on the status of the proposed business combination transaction and the terms proposed by Chesapeake in the September 7, 2018 non-binding offer letter. The

WildHorse board determined that it was interested in a potential combination with Chesapeake, but required additional information regarding Chesapeake’s five-year development plan and analysis by WildHorse management and the WRD Financial Advisors to further evaluate and consider Chesapeake’s offer. Mr. Graham indicated that he would keep the Board apprised of the transaction status following additional meetings in the coming week.

Following this board meeting, Mr. Graham contacted Mr. Lawler and advised him of the WildHorse board’s request for additional information regarding Chesapeake’s five-year development plan and additional time to consider Chesapeake’s offer. Mr. Lawler agreed to provide the additional information and to extend the deadline for Chesapeake’s offer to September 21, 2018.

On September 17, 2018, members of Chesapeake and WildHorse management met in Dallas with representatives of Goldman Sachs, Chesapeake’s financial advisor, and representatives of Morgan Stanley, TPH and NGP to discuss Chesapeake’s assets, five-year development plan, and strategic initiatives. Chesapeake management also discussed their perspectives on WildHorse’s business.

On September 18, 2018, members of WildHorse management met with representatives of NGP, Morgan Stanley and TPH to discuss WildHorse’s financial model and projections.

On September 21, 2018, the WildHorse board held a meeting attended by WildHorse management, representatives of V&E and the WRD Financial Advisors, to receive an update on the discussions with Chesapeake regarding Chesapeake’s non-binding offer to acquire all of the outstanding shares of WildHorse at a proposed fixed exchange ratio of 5.25 shares of Chesapeake common stock for each share of WildHorse common stock, which represented a premium to the then-current trading price of WildHorse’s common stock. Representatives of Morgan Stanley and TPH also discussed with the WildHorse board certain preliminary financial information relating to the proposed transaction and proposed exchange ratio and discussed with the WildHorse board information regarding other potential counterparties for a strategic combination with WildHorse. Following this presentation and discussion, members of the WildHorse board asked the WRD Financial Advisors to prepare supplemental analyses regarding Chesapeake for the next meeting, including information on Chesapeake’s commodity hedges, current Chesapeake shareholders, commodity forecast perspectives and certain assets within Chesapeake’s portfolio. The WildHorse board also authorized the WRD Financial Advisors and WildHorse management to contact other potential counterparties identified by WildHorse management and the WRD Financial Advisors as most likely to be interested in, and capable to execute on, a strategic combination with WildHorse. After excusing the WRD Financial Advisors from the meeting, representatives of V&E also gave a presentation overviewing the fiduciary duties of the WildHorse board in considering the Chesapeake proposal and other related topics.

On September 22, 2018, certain representatives of WildHorse, including Messrs. Graham, Roane and Hicks, representatives of Morgan Stanley and TPH and certain members of Chesapeake management, including Mr. Lemmerman, discussed general guidance regarding financial projections and future development activity based upon varying commodity price cases.

On September 23, 2018, the WildHorse board held a meeting attended by WildHorse management and representatives of V&E and the WRD Financial Advisors at which the WRD Financial Advisors discussed with the WildHorse board certain financial information relating to the proposed transaction with Chesapeake, under various scenarios, taking into account, among other factors, varying commodity prices cases. Representatives of WildHorse management and the WRD Financial Advisors also discussed with the WildHorse board information regarding (i) Chesapeake’s debt and potential strategies by which Chesapeake may seek to de-lever, (ii) certain of Chesapeake’s assets and potential strategic buyers of those assets, (iii) Chesapeake’s hedging strategy and whether to require additional hedging if a strategic combination is pursued and (iv) the identity of Chesapeake’s current shareholders including active institutional investors, recent shareholder activism in the sector and potential deal risk. After excusing the WRD Financial Advisors from the meeting, the WildHorse board and

WildHorse management discussed WildHorse’s prospects and challenges as an independent company if a business combination with Chesapeake or another potential counterparty did not occur. Following the meeting, Mr. Graham contacted Mr. Lawler and representatives of Morgan Stanley and TPH contacted Goldman Sachs, whereby each provided an update as to the status of responding to the Chesapeake proposal. Mr. Lawler advised Mr. Graham that, because Chesapeake’s time-limited offer had expired on September 21, 2018, Chesapeake intended to pursue other strategic priorities.

On September 25, 2018, the WildHorse board held a meeting attended by WildHorse management and representatives of V&E and the WRD Financial Advisors where, among other things, the WRD Financial Advisors discussed with the WildHorse board certain updated financial information regarding the proposed business combination with Chesapeake, including deal structure and Chesapeake’s hedging position. V&E also presented a summary of the key terms and provisions of the draft merger agreement that V&E had prepared and that had been provided to the WildHorse board prior to the meeting.

On September 26, 2018, the Chesapeake board held a meeting attended by Chesapeake management and a representative of Wachtell Lipton, at which Mr. Lawler advised the Board that Chesapeake’s offer for WildHorse had expired when its previously extended, time-limited offer had expired on September 21, 2018 without response and Chesapeake management provided a brief overview of several other potential strategic opportunities.

On September 26, 2018, the WildHorse board held a meeting attended by WildHorse management and representatives of V&E and the WRD Financial Advisors at which representatives of the WRD Financial Advisors discussed with the WildHorse board certain updated financial information with respect to the proposed business combination with Chesapeake. The WildHorse board then proceeded to discuss with management, V&E and the WRD Financial Advisors WildHorse’s prospects and challenges as an independent company, its negotiating position, various alternative strategies available to WildHorse and, in the event WildHorse replied with a counterproposal, the appropriate consideration and value to propose to Chesapeake. Following this discussion, the WildHorse board deemed it in the best interest of WildHorse and its stockholders to respond to Chesapeake’s proposal with a counterproposal that included (i) consideration consisting of 5.00 shares of Chesapeake common stock for each share of WildHorse common stock plus $5.60 in cash per share of WildHorse common stock, (ii) a requirement that Chesapeake maintain a robust hedging program for 2019 and 2020 and (iii) a requirement that Chesapeake appoint two WildHorse nominees to the board of the combined company. The WildHorse board instructed Mr. Graham to prepare the counterproposal.

On September 27, 2018, members of WildHorse’s management team and representatives of V&E, Morgan Stanley and TPH prepared, revised and discussed the counterproposal letter, which was subsequently distributed to the WildHorse board for review.

On September 28, 2018, Mr. Graham delivered the counterproposal to Mr. Lawler. Later the same day, Mr. Roane sent to Chesapeake a draft of the merger agreement.

On September 29, 2018, representatives of Goldman Sachs, Morgan Stanley and TPH discussed the counterproposal letter from WildHorse and the proposed exchange ratio.

Beginning on October 2, 2018, at the direction of WildHorse, the WRD Financial Advisors contacted four publicly traded, independent exploration and production companies (including Company A) identified by WildHorse and the WRD Financial Advisors as most likely to be interested in, and able to execute on, a strategic combination with WildHorse given the location of their existing assets and their financial capabilities.

On October 4, 2018, Mr. Lawler sent to Mr. Graham a revised proposal letter in which Chesapeake proposed a stock-for-stock merger at a fixed exchange ratio of 5.644 shares of Chesapeake common stock for each share of WildHorse common stock. The letter also updated WildHorse on Chesapeake’s hedging position and intentions.

Later that day, the WildHorse board held a meeting attended by members of WildHorse’s management team and representatives of V&E and the WRD Financial Advisors at which they discussed (i) the request for WildHorse board representation, (ii) potential Chesapeake divestitures, (iii) Chesapeake’s hedging position, (iv) the appropriate form of merger consideration and relative premium, (v) various alternatives available to WildHorse in the event WildHorse did not consummate the proposed transaction with Chesapeake and (vi) WildHorse’s near-term and long-term plans as a standalone company. Representatives of the WRD Financial Advisors advised the WildHorse board that three of the four other potential counterparties contacted by the WRD Financial Advisors, including Company A, had indicated that they were not interested in a strategic combination with WildHorse. The fourth potential other counterparty had promised a response to the WRD Financial Advisors in the next few days. Representatives of the WRD Financial Advisors then discussed with the WildHorse board certain updated financial information with respect to the proposed transaction. Following discussion, the WildHorse board determined that it required more time to consider the revised Chesapeake proposal and the information reviewed by the WRD Financial Advisors before responding to Chesapeake, and scheduled a follow-up meeting for October 5, 2018.

On October 5, 2018, the WildHorse board held a meeting attended by WildHorse management and representatives of V&E and the WRD Financial Advisors to discuss the appropriate response to Chesapeake’s latest proposal. Mr. Graham recapped the prior meeting and provided a status update on the proposed merger and the revised proposal from Chesapeake. Prior to the meeting, the WRD Financial Advisors had distributed written materials to the WildHorse board relating to WildHorse management’s financial projections of the combined company under varying scenarios, including oil and gas pricing sensitivities, as well as hedging strategies. At the meeting, the WildHorse board, WildHorse management and representatives of V&E and the WRD Financial Advisors discussed the materials and the appropriate consideration to request in a response to Chesapeake’s latest proposal, including (i) the form of merger consideration and premium to current market prices, (ii) board representation of the combined company given the proposed pro rata ownership and (iii) Chesapeake’s hedging program and appropriate hedging requirements. The WildHorse board then determined that including a cash option as part of the consideration would give the stockholders of WildHorse a better ability to control their investment in WildHorse and the combined company. After further discussions, the WildHorse board then deemed it in the best interest of WildHorse and its stockholders to respond to Chesapeake’s proposal with the following counterproposal: (i) consideration determined at the election of each WildHorse stockholder consisting of either (a) a mixed consideration consisting of (1) 4.90 shares of Chesapeake common stock for each share of WildHorse common stock and (2) $5.00 in cash per share of WildHorse common stock or (b) consideration paid entirely in Chesapeake common stock, in which case any such stockholder would receive 5.989 shares of Chesapeake common stock for each share of WildHorse common stock, (ii) two WildHorse designees to be added to the board of the combined company at closing, subject to a reasonable charter amendment and nomination process and (iii) Chesapeake would maintain a robust hedging program for 2019 (75% of the midpoint of production estimates) and 2020 (33% of the midpoint of production estimates). Following the meeting, Mr. Graham and Mr. Gieselman delivered the counterproposal to Mr. Lawler.

The next day, on October 6, 2018, Mr. Lawler responded to Mr. Graham with a revised exchange ratio of (i) 5.336 Chesapeake shares for each share of WildHorse common stock plus (ii) $3.00 in cash per share of WildHorse common stock. The stockholders of WildHorse would have an option to elect out of the cash portion of the consideration in favor of consideration paid entirely in Chesapeake shares, in which case any such stockholder would receive 5.989 Chesapeake shares for each share of WildHorse common stock and no cash. The revised proposal also provided that WildHorse would have the right to designate two additional members to the Chesapeake board of directors at closing, subject to a reasonable charter amendment and nomination process and that Chesapeake would maintain a robust hedging program for 2019 (75% of the midpoint of production estimates) and 2020 (33% of the midpoint of production estimates).

On October 8, 2018, Messrs. Lawler and Graham and a representative of both the Chesapeake board and the WildHorse board met telephonically to discuss the proposed business combination including the cash component of the merger consideration and a lock-up for both NGP and Carlyle, should a merger be consummated.

That same day, Chesapeake management, representatives of Baker Botts L.L.P., counsel to Chesapeake (which we refer to as Baker Botts and, together with Wachtell Lipton, as Chesapeake Legal Counsel), and Wachtell Lipton met to discuss due diligence, the financial analysis of a combined Chesapeake and WildHorse and pro forma projections.

On October 9, 2018, the WildHorse board held a meeting attended by WildHorse management and representatives of V&E and the WRD Financial Advisors to discuss the status of the proposed transaction with Chesapeake and the revised offer received from Chesapeake on October 6, 2018. Following discussion regarding the revised offer from Chesapeake, representatives of the WRD Financial Advisors (i) explained that, at such time, none of the four potential counterparties that had been contacted were interested in opening discussions with respect to a potential transaction with WildHorse and (ii) reviewed certain updated financial information relating to the proposed transaction. In addition, a representative of V&E gave a summary overview of the proposed draft merger agreement and expected points of negotiation, based on the revised proposal received. After further discussion, the WildHorse board deemed it in the best interest of WildHorse and its stockholders to enter into further negotiations with Chesapeake on definitive transaction documents based upon the terms of the latest Chesapeake proposal. Following the meeting, Mr. Graham contacted Mr. Lawler to update him on the developments at the meeting.

That same day, the Chesapeake board held a meeting attended by Chesapeake management and representatives of Goldman Sachs and Wachtell Lipton, at which Mr. Lawler and Chesapeake management provided an analysis of a potential merger with WildHorse and its effect on Chesapeake’s financial position and operations, including: (i) the addition of more than 400,000 net acres in the high-margin Eagle Ford, with access to premium Gulf Coast transportation markets; (ii) material improvement to Chesapeake’s balance sheet and net debt to EBITDA ratio; (iii) significant increase in pro forma oil production in 2019 and 2020; (iv) improved margins and pro forma EBITDA per share; (v) significant synergies, cost savings and capital efficiencies; and (vi) immediate accretion to Chesapeake’s net asset value, EBITDA margin/boe and production growth. Chesapeake management then provided a comparison of WildHorse’s valuation (assuming full conversion of the WildHorse preferred stock) at various exchange ratios, along with an analysis of premiums paid in comparable public E&P industry merger transactions and the pro forma effect on Chesapeake’s leverage, liquidity, and oil production profile. Chesapeake’s management concluded that a proposed transaction would result in WildHorse shareholders owning approximately 45% of Chesapeake’s common stock post-transaction. Chesapeake’s management then provided a technical review of WildHorse’s subsurface characteristics/parameters and preliminary well spacing assessments and opportunities, potential drilling and completion cost improvements, use of long laterals, more efficient completion design and cost improvements and recovery rates. Representatives of Goldman Sachs reviewed its preliminary financial analysis. The Chesapeake board gave Mr. Lawler the authority to submit a counterproposal to WildHorse and its representatives and asked Chesapeake management to report back to the Chesapeake board.

On October 12, 2018, Baker Botts sent a revised draft of the merger agreement to V&E. V&E and Chesapeake Legal Counsel continued to negotiate the terms of the merger agreement and engage in legal discussions following such date.

On October 13, 2018, Mr. Graham and Mr. Roane discussed timing and the revised merger agreement with Messrs. Lawler and Dell’Osso.

On October 14, 2018, V&E sent a revised draft of the merger agreement to Chesapeake Legal Counsel. Among other matters, the proposed merger agreement included a condition to closing that Chesapeake’s pending sale of its Utica assets in Ohio be consummated.

On October 15, 2018, Mr. Lawler and Mr. Graham discussed various open points in the merger agreement. V&E and Chesapeake Legal Counsel also discussed various open points. Baker Botts sent V&E a draft of the form voting agreement that Chesapeake Legal Counsel proposed should be entered into by each of Carlyle and

NGP. V&E forwarded the draft voting agreement to NGP, Carlyle and their respective counsel, and continued to discuss with such respective counsel the proposed terms of the voting agreement.

On October 16, 2018, Messrs. Lawler, Graham and Gieselman discussed various open points in the merger agreement including timing of the additional Chesapeake hedges and a closing condition relating to the pending Utica sale, and Mr. Lawler provided an update on the status of Chesapeake’s pending Utica sale.

On October 17, 2018, the WildHorse board held a meeting attended by WildHorse management and representatives of V&E and the WRD Financial Advisors to discuss the proposed business combination. Mr. Graham discussed the merger agreement process over the course of the last several days and highlighted two of the remaining material open points in the merger agreement: (i) the timing of Chesapeake’s implementation of a robust hedging program and (ii) Chesapeake’s pending sale of its Utica assets in Ohio, which remained subject to clearance by The Committee on Foreign Investment in the Unites States (“CFIUS”). Mr. Graham informed the WildHorse board that Chesapeake refused to make the merger with WildHorse contingent upon the closing of the Utica Sale. A representative of V&E and Mr. Roane then gave a summary of the merger agreement negotiations focused on (i) interim covenants, (ii) termination fees and expenses and (iii) the voting and support agreements between Chesapeake, WildHorse and NGP and Carlyle. The WildHorse board then discussed a number of topics with WildHorse management, representatives of V&E and the WRD Financial Advisors, including the Utica Sale, the leverage and commodity profiles of Chesapeake and the timing of the enhanced Chesapeake hedging program. The WildHorse board then instructed Mr. Graham, management and representatives of V&E to continue negotiations of the merger agreement and the related agreements with assistance from the WRD Financial Advisors, and decided to take time to consider the proposed changes.

Following the meeting, Mr. Roane discussed with Mr. Dell’Osso and members of Chesapeake’s business development group various open points in the merger agreement, in particular the interim operating covenants. That same evening, Baker Botts sent a revised draft of the merger agreement to V&E. Among other matters, the revised draft merger agreement eliminated the condition to closing that Chesapeake’s pending sale of its Utica assets in Ohio be consummated.

On October 19, 2018, the WildHorse board held a meeting attended by WildHorse management and representatives of V&E and the WRD Financial Advisors during which Mr. Graham updated the WildHorse board regarding the negotiations with Chesapeake and discussions with Mr. Lawler including that Chesapeake was willing to compromise on hedging timing but was unwilling to compromise regarding having the Utica sale as a closing condition and that Chesapeake had yet to receive approval of the Utica sale from CFIUS. A representative of V&E then made a presentation to the WildHorse board regarding the remaining open items in the merger agreement and voting agreements. Following lengthy discussion, the WildHorse board instructed Mr. Graham, management and representatives of V&E to continue negotiations of the merger agreement and related matters with assistance from the WRD Financial Advisors.

Following such meeting, V&E sent a revised draft of the merger agreement to Chesapeake Legal Counsel. Mr. Lawler contacted Mr. Graham that weekend and advised him that Chesapeake remained unwilling to condition the merger on the consummation of its pending sale of its Utica assets in Ohio, but that Chesapeake anticipated receiving CFIUS approval that week. On Friday, October 26, 2018, Mr. Lawler called Mr. Graham and informed him that Chesapeake received CFIUS approval and that the closing date for the sale of its Utica assets was set for October 29, 2018.

Between October 20, 2018 and October 29, 2018, Chesapeake Legal Counsel, V&E and NGP and Carlyle’s respective counsel traded additional drafts of the voting agreements and a draft registration rights agreement by and among Chesapeake, NGP and Carlyle (the “registration rights agreement”) and held several telephonic meetings to discuss the draft voting agreements and draft registration rights agreement, in particular the impact of a WildHorse change of recommendation on the voting agreements and the scope and duration of the registration rights to be offered to NGP and Carlyle.

On October 27 and 28, 2018, Mr. Roane and Mr. Dell’Osso continued discussions regarding the open points in the merger agreement, in particular the interim operating covenants.

On October 28, 2018, the WildHorse board held a meeting attended by WildHorse management and representatives of V&E and the WRD Financial Advisors during which Mr. Graham updated the board regarding the negotiations with Chesapeake. He explained that Chesapeake agreed with WildHorse on the timing of increasing its hedging program to be, for 2019 hedges, in place no later than 30 days following the signing of the merger agreement and, for 2020 hedges, in place no later than December 31, 2018. He also advised the WildHorse board that Chesapeake had received approval of the Utica Sale from CFIUS, and estimated that the Utica transaction would close on October 29, 2018. Mr. Graham and Mr. Roane then discussed with the WildHorse board the few remaining open items in the transaction documents. Representatives of Morgan Stanley and TPH then reviewed with the WildHorse board updated financial information relating to the proposed transaction. Representatives of the WRD Financial Advisors also commented on the current state of the energy market and energy commodities. The WildHorse Board agreed to meet again the following day.

On October 28, 2018, the Chesapeake board held a meeting attended by Chesapeake management and representatives of Goldman Sachs and Chesapeake Legal Counsel, where Mr. Lawler updated the board regarding the negotiations with WildHorse, including the status of the following terms requested by WildHorse: (i) Chesapeake’s receipt on Friday, October 26, 2018 of CFIUS’s approval of the Utica Sale, and estimated closing of the Utica Sale on Monday, October 29, 2018; (ii) Chesapeake’s agreement to hedge 75% of its oil, NGL and gas production for 2019 (based on the midpoint of production estimates) no later than 30 days following the signing of the merger agreement and 33% of its oil, NGL and gas production for 2020 (based on the midpoint of production estimates) no later than December 31, 2018; and (iii) the merger consideration offered in exchange for each share of WildHorse common stock, consisting of an exchange ratio of (a) 5.336 shares of Chesapeake common stock plus $3.00 in cash or (b) 5.989 shares of Chesapeake common stock. Mr. Lawler advised the Board that negotiations were ongoing as to the timing and volume of Chesapeake’s hedging requirements and a possible agreement by NGP and Carlyle to elect at signing to receive the mixed consideration. Mr. Lawler, along with Chesapeake Legal Counsel, then discussed with the Chesapeake board the few remaining open items in the transaction documents accompanying the merger agreement, including the voting rights agreement and registration rights agreement. A representative of Baker Botts reviewed certain terms of the merger agreement with the Chesapeake board, and a representative of Wachtell Lipton advised the Chesapeake board of its fiduciary duties in connection with a potential transaction and reviewed the materials provided prior to the meeting. The Chesapeake board agreed to meet again the following day.

On October 29, 2018, the WildHorse board held a meeting attended by WildHorse management and representatives of V&E and the WRD Financial Advisors. Representatives of Morgan Stanley and TPH discussed with the WildHorse board their financial analyses with respect to WildHorse, Chesapeake and the proposed merger. Following this discussion, (i) Morgan Stanley delivered its oral opinion to the WildHorse board, which opinion was subsequently confirmed in a written opinion dated October 29, 2018, that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the merger consideration to be received by the holders of shares of the WildHorse common stock pursuant to the merger agreement was fair from a financial point of view to such holders of shares of WildHorse common stock and (ii) TPH rendered to the WildHorse board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 29, 2018, that, based upon and subject to the limitations, qualifications and assumptions set forth in its opinion, as of the date of the opinion, the merger consideration to be paid to the holders of outstanding shares of WildHorse common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. A representative of V&E then gave an updated presentation summarizing the proposed terms of the merger agreement including regarding conditions to closing, no solicitation and superior proposal provisions, termination fees and interim operating covenants. Prior to the end of the meeting, the WildHorse board approved the merger agreement and the voting agreements and determined that the merger agreement and the voting agreements and the transactions contemplated thereby, including the merger, were advisable and in the best interests of WildHorse and its stockholders and the WildHorse board members present, representing all of the directors of WildHorse, unanimously voted to approve the merger agreement and the transactions contemplated thereby.

On October 29, 2018, the Chesapeake board held a meeting attended by Chesapeake management and representatives of Goldman Sachs and Chesapeake Legal Counsel. Mr. Lawler notified the Chesapeake board that the Utica Sale transaction had closed and provided an overview of key terms for the proposed transaction, as discussed in the October 28, 2018 meeting, with the exception that WildHorse’s two largest equity holders, NGP and Carlyle, had both agreed to accept 5.336 Chesapeake shares plus $3.00 in cash for each share of WildHorse common stock (on an as-converted basis). Goldman Sachs then rendered its oral opinion, which was subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the share consideration and the mixed consideration, taken in the aggregate, to be paid by Chesapeake for the outstanding shares of WildHorse common stock pursuant to the merger agreement was fair from a financial point of view to Chesapeake. Chesapeake Legal Counsel then reviewed material provisions in the Merger Agreement, the voting agreements and the registration rights agreement. A representative of Baker Botts updated the Chesapeake board on certain terms of the merger agreement, and a representative of Wachtell Lipton reviewed the Chesapeake board’s fiduciary obligations under Oklahoma law. Chesapeake management then recommended that the Chesapeake board approve the merger transaction and the Chesapeake board unanimously approved the merger transaction.

Late in the evening of October 29, 2018, the respective parties to the merger agreement, the voting support agreements and the registration rights agreement executed such agreements.

Prior to the opening of the U.S. stock markets on October 30, 2018, Chesapeake and WildHorse issued a joint press release announcing the proposed merger and Chesapeake hosted a conference call for the investment community to discuss the proposed merger.

Recommendation of the Chesapeake Board of Directors and Chesapeake’s Reasons for the Merger

The Chesapeake board unanimously determined the merger agreement and the transactions contemplated thereby, including the issuance of shares of Chesapeake common stock in connection with the merger, to be advisable and in the best interests of, Chesapeake and its shareholders and approved the merger agreement and the transactions contemplated thereby. The Chesapeake board unanimously recommends that Chesapeake shareholders vote “FOR” the Chesapeake issuance proposal.

In evaluating the merger, the Chesapeake board consulted with Chesapeake management, as well as Chesapeake’s legal and financial advisors, and considered a number of factors, weighing both perceived benefits of the merger as well as potential risks of the merger.

In the course of its deliberations, the Chesapeake board considered a variety of factors and information that it believes support its determinations and recommendations, including the following (which are not necessarily presented in order of relative importance):

•

Chesapeake’s expectation that the merger will transform its portfolio with an expanded oil growth platform, by (1) adding approximately 420,000 high margin net acres, 80 to 85% of which is undeveloped, in the Eagle Ford Shale and Austin Chalk formations with strategic access to premium Gulf Coast markets, (2) expanding and enhancing Chesapeake’s oil development inventory which complements Chesapeake’s existing high margin Eagle Ford and Powder River Basin positions and (3) directing over 80% of 2019 drilling and completion activity toward high-margin oil opportunities.

•

Chesapeake’s expectation that the merger will provide substantial cost savings with $200 million to $280 million in projected average annual savings, totaling $1 billion to $1.5 billion by 2023, due to (1) operational and capital efficiencies as a result of Chesapeake’s significant expertise with unconventional assets and technical and operational excellence, and (2) incremental savings through elimination of redundant gathering, processing and transmission synergies.

•

Chesapeake’s expectation that the merger will materially increase its oil production and enhance its oil mix, with (1) Chesapeake projected to double its adjusted oil production by 2020 from stand-alone adjusted 2018 estimates, increasing to a projected range of 125,000 to 130,000 barrels (bbls) of oil per day in 2019, and 160,000 to 170,000 bbls of oil per day in 2020 and (2) Chesapeake’s 2020 projected adjusted oil production mix expected to increase to approximately 30% of total production, compared to approximately 19% projected for 2018.

•

Chesapeake’s expectation that the merger will provide significant EBITDA margin accretion as a result of increases in projected EBITDA per barrel of oil equivalent (boe) by approximately 35% in 2019 and by approximately 50% in 2020, based on then current strip prices.

•

Chesapeake’s expectation that the merger will accelerate deleveraging, including (1) progress toward its goal of a 2.0x net debt to EBITDA ratio, and (2) improving projected net debt to EBITDA ratio to approximately 3.6x in 2019 and approximately 2.8x in 2020, based on then current strip prices.

•	Chesapeake’s net acreage position in the Eagle Ford will increase to approximately 655,000 net acres, an increase of 178% from 235,000 net acres as of September 30, 2018.

•	Chesapeake’s pro forma second quarter 2018 production in the Eagle Ford would increase to approximately 150,000 boe per day.

•

The attractiveness of the merger to Chesapeake in comparison to other acquisition opportunities reasonably available to Chesapeake, including WildHorse’s desirable asset quality, potential synergies between the companies, accretive cash flow and the immediate actionability of the WildHorse acquisition opportunity.

•	Anticipated expedited realization of projected financial goals and strategic benefits to be derived from the merger.

•

Chesapeake’s expectation of increased net asset value per share of the combined portfolio based on the relatively attractive valuation of WildHorse as compared to the discounted cash flows of the assets to be acquired, before giving effect to the majority of projected synergies available to the pro forma company.

•

The Chesapeake board’s knowledge of, and discussions with Chesapeake’s management and advisors regarding, Chesapeake’s and WildHorse’s respective business operations, financial condition, earnings and prospects, taking into account WildHorse’s publicly filed information and the results of Chesapeake’s due diligence review of WildHorse.

•	The recommendation of the merger by Chesapeake’s management team.

•

The delivery on October 29, 2018, by Goldman Sachs to the Chesapeake board of its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the share consideration and the mixed consideration, taken in the aggregate, to be paid by Chesapeake for the outstanding shares of WildHorse common stock pursuant to the merger agreement was fair from a financial point of view to Chesapeake. See “Opinion of Goldman Sachs & Co. LLC, Chesapeake’s Financial Advisor” below and Annex B to this joint proxy statement/prospectus, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion. The full text of the written opinion of Goldman Sachs is attached as Annex B and is incorporated by reference into this joint proxy statement/prospectus.

•	That the Chesapeake board believes the restrictions imposed on Chesapeake’s business and operations during the pendency of the merger are reasonable and not unduly burdensome.

•

That the exchange ratios are fixed and will not fluctuate in the event that the market price of WildHorse common stock increases relative to the market price of Chesapeake common stock between the date of the merger agreement and the completion of the merger.

•	The likelihood of consummation of the merger and the Chesapeake board’s evaluation of the likely time period necessary to close the merger.

•

That Chesapeake will continue to be led by the current strong, experienced Chesapeake management team and that the addition of the first director and the second director to the Chesapeake board in connection with the merger will add further valuable expertise and experience and in-depth familiarity with WildHorse to the Chesapeake board, which will enhance the likelihood of realizing the strategic benefits that Chesapeake expects to derive from the merger.

•	That the Chesapeake shareholders will have the opportunity to vote on the Chesapeake issuance proposal, which is a condition precedent to the merger.

•

That certain WildHorse stockholders (including WildHorse’s chief executive officer) holding, in the aggregate, approximately 66% of the issued and outstanding shares of WildHorse common stock entitled to vote at the WildHorse special meeting (on an as-converted basis) had entered into voting agreements with Chesapeake obligating such stockholders to vote or cause to be voted all shares of WildHorse common stock and WildHorse preferred stock held by them in favor of the merger and against alternative transactions, as more fully described in “The Merger Agreement—Voting and Support Agreements” on page 177.

•	The representations, warranties, covenants and conditions contained in the merger agreement, including the following (which are not necessarily presented in order of relative importance):

•

That the Chesapeake board has the ability, in specified circumstances, to change its recommendation to Chesapeake shareholders in favor of the Chesapeake issuance proposal, subject to the obligation to pay WildHorse a reverse termination fee of $120 million, as further described in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—Chesapeake: Permitted Changes of Recommendation in Connection with Intervening Events” beginning on page 159 and “The Merger Agreement—Termination—Termination Fees Payable by Chesapeake” beginning on page 174.

•

That there are limited circumstances in which the WildHorse board may terminate the merger agreement or change its recommendation that WildHorse stockholders approve the merger proposal, and if the merger agreement is terminated by Chesapeake as a result of a change in recommendation of the WildHorse board or by WildHorse in order to enter into a definitive agreement with a third party providing for the consummation of a WildHorse superior proposal, then in each case WildHorse has agreed to pay Chesapeake a termination fee of $85 million. For additional information, see the section entitled “The Merger Agreement—Termination” beginning on page 173.

•

That if the merger agreement is terminated by either party because WildHorse stockholders have not approved the merger proposal, then WildHorse has agreed to pay Chesapeake an expense reimbursement of $25 million. For additional information, see the section entitled “The Merger Agreement—Termination” beginning on page 173.

In the course of its deliberations, the Chesapeake board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):

•	That the merger may not be completed in a timely manner or at all and the potential consequences of non-completion or delays in completion.

•	The effect that the length of time from announcement of the merger until completion of the merger could have on the market price of Chesapeake common stock, Chesapeake’s operating results and the relationship with Chesapeake’s employees, shareholders, customers, suppliers, regulators and others who do business with Chesapeake.

•

That the integration of WildHorse and Chesapeake may not be as successful as expected and that the anticipated benefits of the merger may not be realized in full or in part, including the risk that synergies and cost-savings may not be achieved or not achieved in the expected time frame.

•

That the attention of Chesapeake’s management team may be diverted from other strategic priorities to implement the merger and make arrangements for the integration of WildHorse’s and Chesapeake’s operations, assets and employees following the merger.

•	That Chesapeake shareholders may not approve the Chesapeake issuance proposal or may approve the issuance proposal but not the Chesapeake authorized shares proposal.

•	That the obligations of Jay C. Graham, the NGP stockholders, and the Carlyle stockholder would be reduced upon any change in recommendation by the WildHorse board.

•

The impact of the merger on the existing debt financing arrangements of Chesapeake and WildHorse and the risk that any refinancing that may be undertaken in connection with the merger may not ultimately be available at all or on the terms anticipated by Chesapeake.

•

The risk that antitrust regulatory authorities may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of Chesapeake following the merger.

•

That the exchange ratios are fixed and will not fluctuate in the event that the market price of Chesapeake common stock increases relative to the market price of WildHorse common stock between the date of the merger agreement and the completion of the merger.

•

That the merger agreement imposes restrictions on Chesapeake’s ability to solicit alternative transactions and make certain acquisitions, which are described in the sections entitled “The Merger Agreement—Interim Operations of WildHorse and Chesapeake Pending the Merger” and “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on pages 150 and 156, respectively.

•

That there are limited circumstances in which the Chesapeake board may terminate the merger agreement or change its recommendation that Chesapeake shareholders approve the Chesapeake issuance proposal, and if the merger agreement is terminated by WildHorse as a result of a change in recommendation of the Chesapeake board, Chesapeake has agreed to pay WildHorse a reverse termination fee of $120 million. For additional information, see the section entitled “The Merger Agreement—Termination” beginning on page 173.

•

That if the merger agreement is terminated by either party because Chesapeake shareholders have not approved the merger proposal, Chesapeake has agreed to pay WildHorse an expense reimbursement of $35 million. For additional information, see the section entitled “The Merger Agreement—Termination” beginning on page 173.

•

The requirement that Chesapeake must hold a shareholder vote on the approval of the Chesapeake issuance proposal, even if the Chesapeake board has withdrawn or changed its recommendation in favor of the Chesapeake issuance proposal, and the inability of Chesapeake to terminate the merger agreement in connection with an acquisition proposal. For additional information, see the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 156.

•	The ability of the WildHorse board, in certain circumstances, to terminate the merger agreement or change its recommendation that WildHorse’s stockholders approve the merger proposal.

•	The transaction costs to be incurred by Chesapeake in connection with the merger.

•	The likelihood of lawsuits being brought against Chesapeake, WildHorse or their respective boards in connection with the merger.

•

The risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of WildHorse and its subsidiaries but that will not entitle Chesapeake to terminate the merger agreement.

•	The potential impact on the market price of Chesapeake common stock as a result of the issuance of the merger consideration to WildHorse stockholders.

•

That Chesapeake’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Chesapeake shareholders generally, as more fully described under “The Merger—Interests of Chesapeake’s Directors and Executive Officers in the Merger” beginning on page 133.

•	Various other risks described in the section entitled “Risk Factors” beginning on page 46.

The Chesapeake board considered all of these factors as a whole and unanimously concluded that they supported a determination to approve the merger agreement and the transactions contemplated thereby, including the issuance of shares of Chesapeake common stock in connection with the merger. The foregoing discussion of the information and factors considered by the Chesapeake board is not exhaustive. In view of the wide variety of factors considered by the Chesapeake board in connection with its evaluation of the merger and the complexity of these matters, the Chesapeake board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the Chesapeake board may have viewed factors differently or given different weight or merit to different factors.

In considering the recommendation of the Chesapeake board that the Chesapeake shareholders vote to approve the Chesapeake issuance proposal, Chesapeake shareholders should be aware that the directors and executive officers of Chesapeake may have certain interests in the merger that may be different from, or in addition to, the interests of Chesapeake shareholders generally. The Chesapeake board was aware of these interests and considered them when approving the merger agreement and recommending that Chesapeake shareholders vote to approve the Chesapeake issuance proposal, which are described in the section entitled “The Merger—Interests of Chesapeake Directors and Executive Officers in the Merger” beginning on page 133.

The foregoing discussion of the information and factors considered by the Chesapeake board is forward-looking in nature and should be read in light of the factors described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 60.

Opinion of Goldman Sachs & Co. LLC, Chesapeake’s Financial Advisor

On October 29, 2018, Goldman Sachs delivered to the Chesapeake board its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the factors and assumptions set forth therein, the share consideration and the mixed consideration, taken in the aggregate, to be paid by Chesapeake for the outstanding shares of WildHorse common stock pursuant to the merger agreement (the “aggregate merger consideration”) was fair from a financial point of view to Chesapeake.

The full text of the written opinion of Goldman Sachs, dated October 29, 2018, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B and is incorporated by reference into this joint proxy statement/prospectus. The summary of the opinion of Goldman Sachs in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

Goldman Sachs provided advisory services and its opinion for the information and assistance of the Chesapeake board in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of shares of Chesapeake common stock should vote with respect to the issuance of Chesapeake common stock in the merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to shareholders and annual reports on Form 10-K of Chesapeake for the five years ended December 31, 2017 and of WildHorse for the two years ended December 31, 2017;

•

WildHorse’s registration Statement filed on Form S-1, including the prospectus contained therein dated December 13, 2016, relating to the initial public offering of the shares of WildHorse common stock;

•	certain interim reports to shareholders and quarterly reports on Form 10-Q of Chesapeake and WildHorse;

•	certain publicly available research analyst reports for Chesapeake and WildHorse;

•	certain internal financial analyses and forecasts for WildHorse prepared by its management; and

•

certain internal financial analyses and forecasts for Chesapeake stand alone and pro forma for the merger and certain financial analyses and forecasts for WildHorse, in each case, as prepared by the management of Chesapeake and approved for Goldman Sachs’ use by Chesapeake (the “forecasts”), including certain operating synergies projected by the management of Chesapeake to result from the merger, as approved for Goldman Sachs’ use by Chesapeake (the “synergies”).

Goldman Sachs also held discussions with members of the senior managements of Chesapeake and WildHorse regarding their assessment of the past and current business operations, financial condition, and future prospects of WildHorse and with members of the senior management of Chesapeake regarding their assessment of the past and current business operations, financial condition and future prospects of Chesapeake and the strategic rationale for, and potential benefits of, the merger; reviewed the reported price and trading activity for the shares of Chesapeake common stock and the shares of WildHorse common stock; compared certain financial and stock market information for Chesapeake and WildHorse with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the oil and gas industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Chesapeake’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Chesapeake’s consent that the forecasts, including the synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Chesapeake. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Chesapeake, WildHorse or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Chesapeake or WildHorse or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Chesapeake to engage in the merger or the relative merits of the merger as compared to any strategic alternatives that may be available to

Chesapeake; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Chesapeake, as of the date of the opinion, of the aggregate merger consideration to be paid by Chesapeake for the outstanding shares of WildHorse common stock pursuant to the merger agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the transaction, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Chesapeake; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Chesapeake or WildHorse, or class of such persons in connection with the merger, whether relative to the merger consideration to be paid by Chesapeake pursuant to the merger agreement or otherwise. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Chesapeake common stock will trade at any time or as to the impact of the merger on the solvency or viability of Chesapeake or WildHorse or the ability of Chesapeake or WildHorse to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Chesapeake board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 29, 2018, the last trading day prior to public announcement of the merger, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs first calculated the implied value of the share consideration as equal to $22.28 per share of WildHorse common stock by taking the product of $3.72, the closing price of shares of Chesapeake common stock on October 29, 2018, multiplied by 5.989 shares of Chesapeake common stock. Goldman Sachs also calculated the implied value of the mixed consideration as equal to $22.85 by adding (a) the product of $3.72, the closing price of shares of Chesapeake common stock on October 29, 2018, multiplied by 5.336 shares of Chesapeake common stock (such product deriving an implied value of the stock portion of the mixed consideration of $19.85) plus (b) $3.00, the cash portion of the mixed consideration. Goldman Sachs calculated the implied value of the aggregate merger consideration as equal to $2.994 billion if all shares of WildHorse common stock elect the share consideration (the “All Share Consideration Case”) and $3.071 billion if all shares of WildHorse common stock elect the mixed consideration (the “All Mixed Consideration Case”) by multiplying $22.28 and $22.85, respectively, by the total number of fully diluted shares of WildHorse common stock outstanding as of October 29, 2018, as provided by WildHorse management and approved for Goldman Sachs’ use by Chesapeake management.

Using this information, Goldman Sachs analyzed the implied value of the per share merger consideration to be paid to holders of WildHorse common stock pursuant to the merger agreement in relation to:

•	the closing price for WildHorse common stock on October 29, 2018, and

•	the volume-weighted average price of the shares of WildHorse common stock over the 30-day period ended October 29, 2018.

The results of these calculations are listed below:

Implied Premiums

	Share Consideration	Mixed Consideration
Premium to 1-Day Close ($18.42)	21.0%	24.0%
Premium to 30-Day VWAP ($22.51)	(1.0)%	1.5%
Premium to 52-Week High Close ($28.48)	(21.8)%	(19.8)%
Premium to 52-Week Low Close ($12.79)	74.2%	78.7%

Illustrative Net Asset Value Analysis – WildHorse Standalone. Using the forecasts for WildHorse, Goldman Sachs performed an illustrative net asset value analysis of WildHorse. Goldman Sachs calculated indications of the present value of the after-tax future cash flows that WildHorse could be expected to generate from its existing proved developed producing reserves, proved developed non-producing reserves and undeveloped resources through the end of their economic lives. Using discount rates ranging from 7.5% to 8.5%, reflecting an estimate of WildHorse’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2018 estimates of the after-tax cash flows for WildHorse, as reflected in the forecasts. Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including WildHorse’s target capital structure weightings, the cost of long-term debt, and a beta for WildHorse, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated indications of WildHorse’s illustrative net asset value by subtracting from the illustrative discounted after-tax cash flows WildHorse’s net debt as of September 30, 2018 (per management of WildHorse, as approved for Goldman Sachs’ use by management of Chesapeake). This analysis implied an illustrative range of net asset values per share of WildHorse common stock from $23.02 to $25.94.

Public Deal Premiums. Goldman Sachs reviewed the implied premiums paid in select transactions involving U.S. public company targets operating primarily in the upstream segment of the oil and gas industry having transaction enterprise values greater than $1 billion since 2009. For each of the transactions, Goldman Sachs compared, based on information it obtained from Capital IQ, Bloomberg, PLS, and IHS Herolds, the implied premium paid in such transaction represented by the per share acquisition price as compared to the target company’s closing share price one trading day prior to announcement (referred to in this section as the “Implied Premium”). The following table presents the results of this analysis:

Selected Transactions

Announcement Date	Acquirer	Target	Implied Premium

October 28, 2018	Denbury Resources Inc.	Penn Virginia Corporation	18.4%

August 14, 2018	Diamondback Energy, Inc.	Energen Corporation	19.0%

March 28, 2018	Concho Resources Inc.	RSP Permian, Inc.	29.1%

June 19, 2017	EQT Corporation	Rice Energy Inc.	37.3%

January 16, 2017	Noble Energy, Inc.	Clayton Williams Energy, Inc.	33.7%

May 16, 2016	Range Resources Corporation	Memorial Resource Development Corp.	17.1%

May 11, 2015	Noble Energy, Inc.	Rosetta Resources Inc.	37.7%

September 29, 2014	Encana Corporation	Athlon Energy Inc.	25.2%

March 12, 2014	Energy XXI (Bermuda) Limited	EPL Oil & Gas, Inc.	34.0%

February 21, 2013	LinnCo, LLC	Berry Petroleum Company	19.8%

December 5, 2012	Freeport-McMoRan Copper & Gold Inc.	McMoRan Exploration Co.	74.3%

December 5, 2012	Freeport-McMoRan Copper & Gold Inc.	Plains Exploration & Production Company	38.7%

April 25, 2012	Halcon Resources Corporation	GeoResources, Inc.	23.4%

October 17, 2011	Statoil ASA	Brigham Exploration Company	20.2%

July 14, 2011	BHP Billiton Limited	Petrohawk Energy Corporation	65.0%

November 9, 2010	Chevron Corporation	Atlas Energy, Inc.	36.6%

April 15, 2010	Apache Corporation	Mariner Energy, Inc.	44.9%

April 4, 2010	Sandridge Energy, Inc.	Arena Resources, Inc.	16.8%

December 14, 2009	Exxon Mobil Corporation	XTO Energy Inc.	24.6%

November 1, 2009	Denbury Resources Inc.	Encore Acquisition Company	34.9%

Goldman Sachs then applied a range of illustrative premia of 16.8% to 74.3%, representing the low and high implied premia calculated above, to the closing price of $18.42 per share of WildHorse common stock on October 29, 2018, to derive a range of implied per share values of $21.51 to $32.11.

Illustrative Net Asset Value Analysis – Chesapeake Standalone. Using the forecasts, Goldman Sachs performed an illustrative net asset value analysis of Chesapeake. Goldman Sachs calculated indications of the present value of the after-tax future cash flows that Chesapeake could be expected to generate from its existing proved developed producing reserves, proved developed non-producing reserves and undeveloped resources through the end of their economic lives. Using discount rates ranging from 8.5% to 9.5%, reflecting an estimate of Chesapeake’s weighted average cost of capital, Goldman Sachs discounted to present value as of

September 30, 2018 estimates of the after-tax cash flows for Chesapeake, as reflected in the forecasts. Goldman Sachs derived such range of discount rates by application of the CAPM, which requires certain company-specific inputs, including Chesapeake’s target capital structure weightings, the cost of long-term debt, and a beta for Chesapeake, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated indications of Chesapeake’s illustrative net asset value by subtracting from the illustrative discounted after-tax cash flows Chesapeake’s net debt as of September 30, 2018 pro forma for the application of the net proceeds of Chesapeake’s divestiture of its Utica assets (per management of Chesapeake). This analysis implied an illustrative range of net asset values per share of Chesapeake common stock from $3.20 to $4.56.

Using the range of illustrative values per share of WildHorse common stock and the range of illustrative values per share of Chesapeake common stock on a standalone basis as calculated above, Goldman Sachs calculated an illustrative range of implied exchange ratios of 5.683 to 7.187 shares of Chesapeake common stock per share of WildHorse common stock.

Illustrative Net Asset Value Analysis – Pro Forma Combined Company. Using the forecasts for Chesapeake pro forma for the merger, including the synergies, Goldman Sachs performed an illustrative net asset value analysis of the pro forma combined company. Goldman Sachs calculated indications of the present value of the after-tax future cash flows that the pro forma combined company could be expected to generate from its existing proved developed producing reserves, proved developed non-producing reserves and undeveloped resources through the end of their economic lives. Using discount rates ranging from 8.0% to 9.0%, reflecting an estimate of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2018 estimates of the after-tax cash flows for the pro forma combined company, as reflected in the forecasts. Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the pro forma combined company’s target capital structure weightings, the cost of long-term debt, and a beta for the pro forma combined company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated indications of the pro forma combined company’s illustrative net asset value by subtracting from the illustrative discounted after-tax cash flows the pro forma combined company’s net debt as of September 30, 2018 pro forma for the application of the net proceeds of Chesapeake’s divestiture of its Utica assets (per management of Chesapeake) under each of the All Share Consideration Case and the All Mixed Consideration Case. This analysis implied an illustrative range of net asset values per share of Chesapeake common stock pro forma for the merger from $4.13 to $5.14 in the All Share Consideration Case and from $4.11 to $5.17 in the All Mixed Consideration Case.

Using the assumptions described above, Goldman Sachs then calculated the ranges of illustrative net asset value accretion per share of Chesapeake common stock pro forma for the merger for each of the All Share Consideration Case and the All Mixed Consideration Case. The results of these calculations are listed below:

All Share Consideration Case Accretion/(Dilution)	12.6%-29.0%
All Mixed Consideration Case Accretion/(Dilution)	13.2%-28.2%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Chesapeake or WildHorse or the merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Chesapeake board as to the fairness from a financial point of view to Chesapeake of the aggregate merger consideration to be paid by Chesapeake for the outstanding shares of WildHorse common stock pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Chesapeake, WildHorse, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Chesapeake and WildHorse and was approved by the Chesapeake board. Goldman Sachs provided advice to Chesapeake during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Chesapeake or the Chesapeake board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Goldman Sachs’ opinion to the Chesapeake board was one of many factors taken into consideration by the Chesapeake board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs included as Annex B to this joint proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Chesapeake, WildHorse and any of their respective affiliates and third parties, including NGP and Carlyle Group Management LLC (for purposes of this section, “Carlyle”), each an affiliate of significant stockholders of WildHorse, and their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the merger agreement. Goldman Sachs acted as financial advisor to Chesapeake in connection with, and participated in certain of the negotiations leading to, the merger. Goldman Sachs has provided certain financial advisory and/or underwriting services to Chesapeake and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including acting as advisor with respect to the sale of Utica Shale assets in July 2018; and as bookrunner with respect to an offering of 7.00% Senior Notes due 2024 (aggregate principal amount $850 million) and 7.50% Senior Notes due 2026 (aggregate principal amount $400 million) in September 2018. During the two year period ended October 29, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Chesapeake and/or its affiliates of approximately $3.8 million. Goldman Sachs has provided certain financial advisory and/or underwriting services to NGP and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to a follow-on offering of 22,000,000 shares of Common Stock of RSP Permian, a portfolio company of NGP, in October 2016; as joint bookrunner with respect to an offering of 5.250% notes due 2025 (aggregate principal amount $450 million) by RSP Permian in December 2016; as co-manager with respect to a follow-on offering of 22,000,000 shares of Class A Common Stock of Parsley Energy, a portfolio company of NGP, in January 2017; as joint bookrunner with respect to the initial public offering of 48,000,000 units consisting of one share of Class A Common Stock and one third of one warrant to purchase one share of Class A Common Stock of Vantage Energy Acquisition Corp., a portfolio company of NGP, in April 2017; as co-manager with respect to an offering of 6.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (aggregate principal amount

$400 million) of Enlink Midstream Partners, L.P., a portfolio company of NGP, in September 2017; and as joint bookrunner with respect to the initial public offering of Boaz Energy II, a portfolio company of NGP, in May 2018. During the two year period ended October 29, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to NGP and/or its affiliates and portfolio companies of approximately $35 million. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Carlyle and/or its affiliates and portfolio companies from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of ConvaTec Inc., a portfolio company of Carlyle, in October 2016; as joint bookrunner with respect to an offering of 7.625% Senior Notes due 2022 (aggregate principal amount $550 million) by Pharmaceutical Product Development, Inc., a portfolio company of Carlyle, in April 2017; as joint lead arranger with respect to a bank loan (aggregate principal amount $500 million) for Carlyle Group (Germany), an affiliate of Carlyle, in May 2017; as joint lead arranger with respect to a bank loan (aggregate principal amount $825 million) for Accudyne Industries, a portfolio company of Carlyle, in August 2017; as co-manager of an offering of $1.469 non-cumulative preferred shares (aggregate principal amount $400 million) of The Carlyle Group L.P., an affiliate of Carlyle, in September 2017; as financial advisor to Signode Industrial Group LLC, a former portfolio company of Carlyle, on its sale to Crown Holdings Inc. in April 2018; and as financial advisor to Novolex, a portfolio company of Carlyle, on its acquisition of Waddington Group Inc. in June 2018. During the two year period ended October 29, 2018, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Carlyle and/or its affiliates and portfolio companies of approximately $175 million. Goldman Sachs may also in the future provide investment banking services to Chesapeake, WildHorse and their respective affiliates, NGP and Carlyle and their respective affiliates and portfolio companies for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with NGP and Carlyle and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of NGP and affiliates of Carlyle from time to time and may do so in the future.

The Chesapeake board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated October 29, 2018, Chesapeake engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. The engagement letter between Chesapeake and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of public announcement of the merger, at approximately $20 million, all of which is contingent upon consummation of the merger. In addition, Chesapeake has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Recommendations of the WildHorse Board of Directors and WildHorse’s Reasons for the Merger

In determining that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of WildHorse stockholders, in adopting and declaring advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and in recommending the adoption of the merger agreement by WildHorse stockholders, the WildHorse board consulted with WildHorse’s management, as well as with WildHorse’s legal and financial advisors, and considered a number of factors. The principal factors that the WildHorse board viewed as being generally positive or favorable in coming to its determination and related recommendations are:

•

the aggregate value and composition of the consideration to be received in the merger by holders of WildHorse common stock, including each such holder’s ability to elect, at its discretion, to receive all Chesapeake common stock or a mix of Chesapeake common stock and cash;

•	based on the closing price of shares of Chesapeake common stock on the NYSE of $3.72 on October 29, 2018, the last trading day before the public announcement of the merger agreement, the merger consideration represented an implied value of $22.85 for each share of WildHorse common stock (based on the mixed consideration), which represented a premium of approximately 24% to the $18.42 per share closing price of WildHorse common stock on October 29, 2018, the last trading day before the public announcement of the merger agreement;

•	following the merger, WildHorse stockholders will have the opportunity as equity holders to participate in the value of the combined company, including expected future growth;

•

the combination of Chesapeake and WildHorse will create a leading exploration and production company, with a large and geographically diverse portfolio of assets and an expanded presence in the Eagle Ford Shale in South and East Texas;

•	the merger will provide WildHorse stockholders with the benefits of Chesapeake’s strong and extensive operating history and technical expertise for unconventional development;

•	the fact that the merger diversifies WildHorse, providing complementary resources, including that:

•	WildHorse’s extensive inventory of drilling locations in the Eagle Ford provides Chesapeake with improved exposure to oil, while providing WildHorse improved exposure to gas; and

•	Chesapeake’s size and scale in the Powder River Basin, Anadarko Basin, Marcellus Shale and Haynesville/Bossier Shales should reduce WildHorse stockholder exposure to standalone share price volatility;

•	the belief of the WildHorse board that the merger will be accretive to WildHorse stockholders on a cash flow per share basis;

•	the merger creates a combined company with enhanced size, scale and access to (and lower cost of) capital;

•

the expectation that the combined company will have greater financial and operational flexibility to pursue acquisitions and other growth opportunities in WildHorse’s current areas of focus, and in complementary plays, as compared to WildHorse on a standalone basis;

•	the merger will provide WildHorse stockholders with increased trading liquidity, as Chesapeake’s common stock has a larger average daily trading volume and public float than WildHorse’s common stock;

•	each of Chesapeake and WildHorse has successfully employed a strategy of reducing costs, improving returns and increasing cash flow;

•	the complementary nature of the skill sets for the technical teams of Chesapeake and WildHorse;

•

the fact that the merger agreement provides that Chesapeake must within 30 days of the date of the merger agreement, enter into the required hedging agreements for 2019 and prior to December 31, 2018, enter into the required hedging agreements for 2020;

•

the fact that the merger agreement provides that Chesapeake must appoint two directors designated by the WildHorse board to serve on the combined company’s board, subject to the existence of an additional board vacancy on the Chesapeake board or an increase in the total board seats on the Chesapeake board;

•	the benefits of the merger discussed would be amplified in the event that natural gas prices rise;

•

the operating synergies attributable to the combination of the two companies, particularly with respect to market access, operating expenses, improved drilling and targeting techniques and overhead expenses;

•	cost reductions through leveraging service provider relationships and reducing drilling and completion times;

•	the fact that WildHorse would have to increase its staffing as an independent, standalone company in order to fully exploit its assets;

•

the fact that the transactions contemplated by the merger agreement will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, which means that the transaction will be a tax-free transaction for WildHorse stockholders (other than with respect to cash received in the transaction); and

•

(i) the oral opinion of Morgan Stanley to the WildHorse board, which opinion was subsequently confirmed in a written opinion dated October 29, 2018, that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the merger consideration to be received by the holders of shares of the WildHorse common stock pursuant to the merger agreement was fair from a financial point of view to such holders of shares of WildHorse common stock and (ii) the oral opinion of TPH to the WildHorse board, which was subsequently confirmed by delivery of a written opinion dated October 29, 2018, that, based upon and subject to the limitations, qualifications and assumptions set forth in its opinion, as of the date of the opinion, the merger consideration to be paid to the holders of outstanding shares of WildHorse common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, each as more fully described below under the caption “—Opinion of Tudor Pickering Holt & Co Advisors LP, WildHorse’s Financial Advisor” and“—Opinion of Morgan Stanley & Co. LLC, WildHorse’s Financial Advisor” beginning on pages 106 and 109, respectively.

In addition to considering the factors above, the WildHorse board also considered the following factors:

•	the recommendation of the merger by WildHorse management;

•

the knowledge of the WildHorse board of WildHorse’s business, financial condition, results of operations and prospects, as well as Chesapeake’s business, financial condition, results of operation and prospects, taking into account the results of WildHorse’s due diligence review of Chesapeake;

•

the fact that the exchange ratios are fixed and will not increase or decrease based upon changes in the market price of WildHorse or Chesapeake common stock between the date of the merger agreement and the date of completion of the merger;

•	the review by the WildHorse board, in consultation with WildHorse’s management and advisors, of the structure of the merger and the terms and conditions of the merger agreement;

•

the fact that none of the four other potential strategic bidders approached with respect to a potential transaction with WildHorse expressed interest in pursuing a transaction with WildHorse and the belief of the WildHorse board, following consultation with management and the WRD Financial Advisors, that it was unlikely that an alternative bidder could consummate a transaction that would provide greater stockholder value and be on superior terms than is being provided in connection with the merger;

•

the fact that the merger agreement does not preclude a third party from making an unsolicited competing proposal to WildHorse and, under certain circumstances more fully described in “The Merger Agreement—No Solicitation of Competing Proposals,” WildHorse may furnish non-public information to and enter into discussions with such third party regarding the competing proposal;

•

the right of the WildHorse board to change its recommendation to WildHorse stockholders or to terminate the merger agreement in order to accept a WildHorse superior proposal, subject to certain conditions (including considering any adjustments to the merger agreement proposed by Chesapeake and payment to Chesapeake by WildHorse of an $85,000,000 termination fee);

•

the right of the WildHorse board to change its recommendation to WildHorse stockholders regarding the merger upon the occurrence of an intervening event if it determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to take such action would be inconsistent with its duties under applicable law;

•

that the termination fee of $85,000,000 and the Chesapeake expense reimbursement of $25,000,000, in each case payable by WildHorse to Chesapeake under the circumstances specified in the merger agreement, were not unreasonable in the judgment of the WildHorse board after consultation with its legal advisors;

•

the support of the merger by Jay C. Graham, the NGP stockholders, and the Carlyle stockholder, as evidenced by their execution of the voting agreements, and that such stockholders are receiving the same per-share consideration in the merger as all other WildHorse stockholders generally, and are not receiving in connection with the merger any other material consideration or material benefit not received by all other WildHorse stockholders generally;

•

the fact that the voting agreements would terminate in part upon any change in recommendation by the WildHorse board, thereby relieving Jay C. Graham, the NGP stockholders, and the Carlyle stockholder of their respective obligations to support the merger with respect to a percentage of their aggregate respective shares of WildHorse common stock;

•	the fact that Chesapeake has agreed that it will not:

•	enter into, participate or engage in or continue any discussions or negotiations with respect to:

•	a merger, consolidation, combination or amalgamation with any person that would permit such person to acquire beneficial ownership of at least 20% of Chesapeake’s assets or equity interests;

•	a direct or indirect disposition of any business or assets of Chesapeake that generated more than 20% of Chesapeake’s net revenue or EBITDA for the prior twelve month period; or

•	a direct or indirect acquisition of beneficial ownership by any person of 20% of more of the outstanding shares of Chesapeake common stock;

•	take any action that is reasonably likely to cause any of the conditions to the merger to not be satisfied;

•

that the restrictions contemplated by the merger agreement on WildHorse’s actions between the date of the merger agreement and the completion of the merger are not, in the judgment of the WildHorse board, unreasonable restrictions on the operation of WildHorse’s business during that period;

•	the restrictions contemplated by the merger agreement on Chesapeake’s actions between the date of the merger agreement and the completion of the merger;

•	the expectation that the merger will obtain all necessary regulatory approvals without unacceptable conditions; and

•	the likelihood of consummating the merger on the anticipated schedule.

The WildHorse board weighed the foregoing against a number of potentially negative factors, including:

•

that, because the merger agreement can be approved by holders of a majority of the outstanding WildHorse common stock, and Jay C. Graham, the NGP stockholders, and the Carlyle stockholder (through its ownership of WildHorse preferred stock) indirectly own approximately 66% of the outstanding WildHorse common stock and have entered into the voting agreements with Chesapeake to vote in favor of the merger, the merger does not require the affirmative vote of any other WildHorse stockholders;

•	that, because the merger consideration is based on a fixed exchange ratio rather than a fixed value, WildHorse stockholders bear the risk of a decrease in the trading price of Chesapeake common stock during the pendency of the merger, which has been the trend in the most recent precedent transactions, though the WildHorse board believed that this risk is partially mitigated by the option of each WildHorse stockholder to elect a portion of their consideration be paid in cash;

•	the fact that the merger agreement does not provide WildHorse with a value-based termination right based on a decline in the price of Chesapeake common stock;

•	the restrictions on the conduct of WildHorse’s business during the period between the execution of the merger agreement and the completion of the merger as set forth in the merger agreement;

•	that WildHorse stockholders will now be more exposed to natural gas commodity price risks;

•	that the combined entity will be more highly leveraged than WildHorse on a stand-alone basis;

•	that the merger agreement imposes limitations on WildHorse’s ability to solicit competing proposals or terminate the merger agreement;

•

the right of the Chesapeake board to change its recommendation to Chesapeake shareholders, subject to certain conditions (including considering any adjustments to the merger agreement proposed by WildHorse and payment to WildHorse of a $120 million reverse termination fee);

•	the costs associated with the completion of the merger, including management’s time and energy and potential opportunity cost;

•

the risks and contingencies relating to the announcement and pendency of the merger (including the likelihood of litigation brought by or on behalf of WildHorse stockholders or Chesapeake shareholders challenging the merger and the other transactions contemplated by the merger agreement) and the risks and costs to WildHorse if the closing of the merger is not accomplished in a timely manner or if the merger does not close at all, including potential employee attrition, the impact on WildHorse’s relationships with third parties and the effect termination of the merger agreement may have on the trading price of WildHorse’s common stock and WildHorse’s operating results;

•	the challenges in absorbing the effect of any failure to complete the merger, including potential termination fees and stockholder and market reactions;

•

the challenges inherent in the combination of two businesses of the size and complexity of WildHorse and Chesapeake, including the possible diversion of management attention for an extended period of time;

•	that forecasts of future financial and operational results of the combined company are necessarily estimates based on assumptions and may vary significantly from future performance;

•	the risk of not being able to realize all of the anticipated cost savings and operational synergies between WildHorse and Chesapeake and the risk that other anticipated benefits might not be realized;

•	that Chesapeake’s obligation to close the merger is conditioned on a vote of its shareholders to approve the issuance of Chesapeake common stock to be used as merger consideration;

•

that WildHorse’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of WildHorse stockholders generally, as more fully described under “The Merger—Interests of WildHorse Directors and Executive Officers in the Merger” beginning on page 136;

•

the terms of the merger agreement relating to no shop covenants and termination fees, and the potential that such provisions might deter alternative bidders that might have been willing to submit a superior proposal to WildHorse;

•

that WildHorse’s representations and interim operating covenants are more restrictive than Chesapeake’s representations and interim operating covenants are, thereby giving Chesapeake more flexibility than WildHorse between signing and closing of the merger agreement;

•	that the potential benefits sought in the merger might not be fully realized;

•	that WildHorse stockholders will be forgoing the potential benefits, if any, that could be realized by remaining as stockholders of WildHorse as a standalone entity;

•	the transaction costs to be incurred in connection with the merger; and

•	the risks of the type and nature described under “Risk Factors,” beginning on page 46 and the matters described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 60.

This discussion of the information and factors considered by the WildHorse board in reaching its conclusions and recommendation includes the principal factors considered by the WildHorse board, but is not intended to be exhaustive and may not include all of the factors considered by the WildHorse board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the other transactions contemplated by the merger agreement, and the complexity of these matters, the WildHorse board did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the other transactions contemplated by the merger agreement, and to make its recommendation to WildHorse stockholders.

Rather, the WildHorse board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of WildHorse’s management and outside legal and financial advisors. In addition, individual members of the WildHorse board may have assigned different weights to different factors.

WildHorse’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of WildHorse stockholders generally, as more fully described under “The Merger—Interests of WildHorse Directors and Executive Officers in the Merger” beginning on page 136. The WildHorse board was aware of and considered these potential interests, among other matters, in evaluating the merger and in making its recommendation to WildHorse stockholders.

The WildHorse board unanimously determined that the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, WildHorse stockholders, approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and directed that the merger agreement be submitted to the WildHorse stockholders for adoption and recommended that the WildHorse stockholders adopt the merger agreement and approve all other actions or matters necessary or desirable to give effect to the foregoing. The WildHorse board unanimously recommends that WildHorse stockholders vote “FOR” the merger proposal, “FOR” the non-binding, advisory compensation proposal and “FOR” the adjournment proposal.

Opinion of Tudor Pickering Holt & Co Advisors LP, WildHorse’s Financial Advisor

WildHorse retained TPH to act as its financial advisor for a potential sale of, or business combination involving, WildHorse and provide a financial opinion to the WildHorse board. On October 29, 2018, at a meeting of the WildHorse board held to evaluate the transactions contemplated by the merger agreement, TPH rendered its oral opinion, subsequently confirmed in writing, that, as of October 29, 2018 and based on and subject to the limitations, qualifications and assumptions set forth in the opinion and based on other matters as TPH considered relevant, the merger consideration to be paid to the holders of outstanding shares of the WildHorse common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The TPH opinion speaks only as of the date and time it was rendered and not as of the time the transactions contemplated by the merger agreement may be completed or any other time. The TPH opinion does not reflect changes that may occur or may have occurred after its delivery, which could significantly alter the value, facts or elements on which the opinion was based.

The full text of TPH’s written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated by reference in its entirety. The summary of TPH’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. WildHorse stockholders are urged to read the TPH opinion carefully and in its entirety. TPH delivered its opinion for the information and assistance of the WildHorse board in connection with its evaluation of the merger. The TPH opinion is not a recommendation as to how any holder of shares of WildHorse common stock or Chesapeake common stock should vote or act with respect to the merger or any other matter, including whether any holder of the WildHorse common stock should elect to receive the mixed consideration or the share consideration.

In connection with rendering its opinion, TPH reviewed, among other things:

1.	a draft of the merger agreement dated October 29, 2018;

2.	certain publicly available financial statements and other business and financial information with respect to the WildHorse and Chesapeake, including research analyst reports;

3.

certain financial projections for WildHorse prepared by the management of WildHorse and certain financial projections for Chesapeake prepared by the management of Chesapeake as modified by the management of WildHorse and approved for the use of WildHorse’s financial advisors by the management of WildHorse (which we refer to, collectively, as the “WildHorse Company Forecasts”), in each case as described under “—Certain WildHorse Unaudited Prospective Financial and Operating Information” below, including hydrocarbon resource and production data and forecasts; and

4.	certain cost savings projected by the management of WildHorse to result from the merger (the “WildHorse Cost Synergies”).

TPH also held discussions with members of the senior management of WildHorse and Chesapeake regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective entities. In addition, TPH reviewed the reported price and trading activity for the WildHorse common stock and the Chesapeake common stock, compared certain financial and stock market information for WildHorse and Chesapeake with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms, to the extent publicly available, of certain recent business combinations in the oil and gas exploration and production industry and performed such other studies and analyses, and considered such other factors, as TPH considered appropriate. TPH noted that the WildHorse Company Forecasts and WildHorse Cost Synergies used by TPH in its analysis reflect certain assumptions regarding the oil and gas industry and capital expenditures made by the managements of WildHorse and Chesapeake that were and are subject to significant uncertainty and that, if different than assumed, could have a material impact on TPH’s analysis and its opinion.

For purposes of its opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for it, or publicly available. In that regard, TPH assumed, with WildHorse board’s consent, that the WildHorse Company Forecasts and WildHorse Cost Synergies (i) had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of WildHorse and Chesapeake and (ii) provided a reasonable basis upon which to evaluate the transactions contemplated by the merger agreement. TPH expressed no view or opinion with respect to the WildHorse Company Forecasts, WildHorse Cost Synergies or the assumptions on which they were based and TPH further assumed, among other things, that (i) the executed merger agreement (together with the exhibits and schedules thereto) would not differ in any respect material to its analyses or opinion from the draft versions it examined, referenced above, (ii) the representations and warranties of all parties to the merger agreement and all other related documents and instruments that are referred to therein were true and correct, (iii) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (iv) all conditions to the consummation of the transactions contemplated by the merger agreement would be satisfied without amendment or waiver thereof, (v) the transactions contemplated by the merger agreement would be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without any amendments or modifications thereto, (vi) the merger and the LLC Sub merger taken together would be treated as a tax-free reorganization, pursuant to the Code and (vii) all governmental, regulatory or other consents or approvals necessary for the consummation of the transactions contemplated by the merger agreement would be obtained without, in the case of each of the foregoing clauses (i)-(vii), any adverse effect on WildHorse, Chesapeake, Merger Sub, the holders of WildHorse common stock or the expected benefits of the transactions contemplated by the merger agreement in each case in any way material to TPH’s analysis or its opinion. In addition, TPH did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of WildHorse or any of its subsidiaries or Chesapeake or any of its subsidiaries, and it was not furnished with any such evaluation or appraisal. TPH’s opinion did not address any legal, regulatory, tax or accounting matters.

TPH’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to TPH as of, October 29, 2018. TPH assumed no obligation to update, revise or reaffirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events that occur, or of which TPH becomes aware after the date its opinion was rendered.

TPH’s opinion addressed only the fairness, from a financial point of view, as of October 29, 2018, to the holders of shares of WildHorse common stock of the merger consideration pursuant to the merger agreement. TPH’s opinion did not address the underlying business decision of WildHorse to engage in the transactions contemplated by the merger agreement, or the relative merits of the transactions contemplated by the merger agreement as compared to any other alternative transaction that might be available to WildHorse. TPH did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the transactions contemplated thereby, including, without limitation, the fairness of the transactions contemplated by the merger agreement to, or any consideration received in connection therewith by, creditors or other constituencies of WildHorse or Chesapeake; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of WildHorse or Chesapeake, or any class of such persons, in connection with the transactions contemplated by the merger agreement, whether relative to the merger consideration pursuant to the merger agreement or otherwise. TPH did not express any opinion with respect to the terms of any other agreement entered into or to be entered into in connection with the transactions contemplated by the merger agreement. TPH did not express any opinion as to the prices at which the shares of WildHorse common stock, the Chesapeake common stock or the securities of any other party will trade at any time. TPH did not express any opinion as to the conversion of WildHorse preferred stock into WildHorse common stock prior to the merger as contemplated by the merger agreement or the form or relative fairness of the share consideration and the mixed consideration.

The issuance of TPH’s opinion was approved by its fairness opinion committee.

TPH and its affiliates, including Perella Weinberg Partners, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TPH is an internationally recognized investment banking firm that is also regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. WildHorse selected TPH to act as its financial advisor in connection with the transactions contemplated by the merger agreement on the basis of TPH’s experience in transactions similar to the transactions described in the merger agreement, its reputation in the investment community and its familiarity with WildHorse and its business.

TPH acted as financial advisor to WildHorse in connection with, and participated in certain negotiations leading to, the transactions contemplated by the merger agreement. Pursuant to the terms of its engagement, WildHorse has agreed to pay TPH a fee for its services that is expected to be approximately $11 million, of which $1 million became payable upon the rendering of TPH’s opinion and the remainder of which is contingent upon completion of the merger. In addition, WildHorse has agreed to reimburse TPH for its reasonable and documented out-of-pocket expenses incurred in connection with the engagement, including the reasonable and documented fees and expenses of its legal counsel. WildHorse also agreed to indemnify TPH, its affiliates and its and their respective directors, officers, partners, advisors, consultants, agents or employees for certain liabilities related to or arising out of its rendering of services under its engagement or to contribute to payments TPH may be required to make in respect of these liabilities. TPH has previously provided services to WildHorse, The Carlyle Group L.P. (“Carlyle”) (which owned approximately 24% of the WildHorse common stock on an as-converted basis as of the date of TPH’s opinion), Carlyle’s majority-controlled affiliates and portfolio companies (collectively, the “Carlyle Related Entities”), NGP (which owned approximately 44% of the WildHorse common stock as of the date of TPH’s opinion) and NGP’s majority-controlled affiliates and portfolio companies (collectively, the “NGP Related Entities”) on unrelated matters for which TPH has received compensation during the two years prior to the date of TPH’s opinion, including serving as an underwriter in connection with WildHorse’s initial public offering in 2016. In the two years prior to the date of TPH’s opinion, TPH and its affiliates received aggregate fees in connection with such services of approximately $600,000 from WildHorse and less than $2,000,000, in the aggregate, from Carlyle, the Carlyle Related Entities, NGP and the NGP Related Entities. TPH may in the future provide investment banking or other financial services to WildHorse, Chesapeake, any of the other parties or their respective affiliates (including Carlyle, NGP, the Carlyle Related Entities and the NGP Related Entities). In connection with such investment banking or other financial services, TPH may receive compensation. In addition, TPH, its affiliates, directors or officers, including individuals working with WildHorse in connection with the merger may have committed and may commit in the future to invest in private equity funds managed by Carlyle or NGP.

TPH and its affiliates also engage in securities trading and brokerage, private equity activities, investment management activities, equity research and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of WildHorse, Chesapeake or any of the other parties and any of their respective affiliates (including Carlyle, NGP, the Carlyle Related Entities and the NGP Related Entities) and (ii) any currency or commodity that may be material to the parties or otherwise involved in the merger and other matters contemplated by the merger agreement. In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the transactions contemplated by the merger agreement, as well as certain private equity funds and investment management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including WildHorse, Chesapeake, or their respective equityholders or affiliates (including Carlyle, NGP, the Carlyle Related Entities and the NGP Related Entities), other potential acquirers or other parties to the merger agreement or their respective equityholders or affiliates.

Opinion of Morgan Stanley & Co. LLC, WildHorse’s Financial Advisor

WildHorse retained Morgan Stanley to provide it with financial advisory services in connection with a potential sale of, or other business combination involving, WildHorse and to provide a financial opinion to the WildHorse board. WildHorse selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of WildHorse. On October 29, 2018, at a meeting of the WildHorse board, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated October 29, 2018, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the merger consideration to be received by holders of shares of WildHorse common stock pursuant to the merger agreement was fair from a financial point of view to such holders of shares of the WildHorse common stock.

The full text of the written opinion of Morgan Stanley delivered to the WildHorse board, dated as of October 29, 2018, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. WildHorse stockholders should read Morgan Stanley’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the WildHorse board, in its capacity as such, and addressed only the fairness from a financial point of view to the holders of the WildHorse common stock of the merger consideration to be received by such holders pursuant to the merger agreement as of the date of such opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the merger. Morgan Stanley’s opinion did not in any manner address the price at which the Chesapeake common stock would trade following the consummation of the merger or at which the WildHorse common stock or the Chesapeake common stock or any other securities would trade at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of the WildHorse common stock or the Chesapeake common stock as to how such holder should vote at the WildHorse special meeting or the Chesapeake special meeting, respectively, or whether to take any other action with respect to the merger, including whether any holder of WildHorse common stock should elect to receive the mixed consideration or the share consideration.

For purposes of rendering its opinion, Morgan Stanley:

•	reviewed certain publicly available financial statements and other business and financial information of WildHorse and Chesapeake, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning WildHorse and Chesapeake, respectively;

•	reviewed the WildHorse Company Forecasts;

•

reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of WildHorse (which we refer to as the “WildHorse Synergies”);

•

discussed the past and current operations and financial condition and the prospects of WildHorse, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of WildHorse;

•

discussed the past and current operations and financial condition and the prospects of Chesapeake, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Chesapeake;

•	reviewed the pro forma impact of the merger on Chesapeake’s cash flow per share, consolidated capitalization and certain financial ratios;

•	reviewed the reported prices and trading activity for the WildHorse common stock and the Chesapeake common stock;

•

compared the financial performance of WildHorse and Chesapeake and the prices and trading activity of the WildHorse common stock and the Chesapeake common stock with that of certain other publicly-traded companies comparable with WildHorse and Chesapeake, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable business combination transactions;

•	participated in certain discussions and negotiations among representatives of WildHorse and Chesapeake and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by WildHorse and Chesapeake, and formed a substantial basis for its opinion. With respect to the WildHorse Company Forecasts and WildHorse Synergies, Morgan Stanley assumed, with the consent of the WildHorse board, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of WildHorse and Chesapeake of the future financial performance of WildHorse and Chesapeake, respectively, and of the strategic, financial and operational benefits anticipated to result from the merger. Morgan Stanley relied upon, without independent verification, the assessment by the managements of WildHorse and Chesapeake of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of WildHorse and Chesapeake; (iii) their ability to retain key employees of WildHorse and Chesapeake, respectively and (iv) the validity of, and risks associated with, WildHorse and Chesapeake’s existing and future technologies, intellectual property, products, services and business models. In addition, Morgan Stanley assumed, that the merger would be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger and the subsequent LLC Sub merger, taken together, would be treated as a tax-free reorganization pursuant to the Code, and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions would be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the merger in any respect material to Morgan Stanley’s analysis. Morgan Stanley noted that it was not a legal, tax or regulatory advisor. Morgan Stanley noted that it is a financial advisor only and relied upon, without independent verification, the assessment of WildHorse and Chesapeake and their legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of WildHorse’s or Chesapeake’s officers, directors or employees, or any class of such persons, whether relative to the merger consideration to be received by the holders of shares of WildHorse common stock in the merger or otherwise. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of WildHorse or Chesapeake, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor did Morgan Stanley’s opinion address the underlying business decision of WildHorse to enter into the merger agreement or proceed with any other transaction contemplated by the merger agreement. In addition, Morgan Stanley’s opinion was not intended to, and did not, in any manner, address the prices at which the Chesapeake common stock would trade following the consummation of the merger or at which the WildHorse common stock, the Chesapeake common stock or any other securities would trade at any time. Morgan Stanley expressed no opinion or recommendation as to the form or relative fairness of the merger consideration to be elected by the holders of shares of WildHorse common stock or how any holder of shares of WildHorse common stock or Chesapeake common stock should vote at the WildHorse special meeting or the Chesapeake special meeting, respectively, or act on any matter in connection with the merger. Nor did Morgan Stanley express any opinion as to the conversion of WildHorse preferred stock into WildHorse common stock prior to the merger as contemplated by the merger agreement.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of WildHorse, Chesapeake, Carlyle, the Carlyle Related Entities, NGP, the NGP Related Entities or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the merger agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the WildHorse board with financial advisory services and a financial opinion described in this section and attached as Annex D to this joint proxy statement/prospectus in connection with the merger, and WildHorse has agreed to pay Morgan Stanley a fee for its services that is expected to be approximately $11 million, of which $1 million became payable upon the rendering of Morgan Stanley’s opinion and the remainder of which is contingent upon completion of the merger. WildHorse has also agreed to reimburse Morgan Stanley for its reasonable expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, WildHorse has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley has provided financing services for Chesapeake and has received fees in connection with such services in the range of $1 million to $5 million. In addition, in the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley has provided financial advisory and financing services to Carlyle and the Carlyle Related Entities and has received fees in connection with such services in the range of $50 million to $70 million. Morgan Stanley may also seek to provide financial advisory and financing services to Chesapeake, Carlyle, the Carlyle Related Entities, NGP, the NGP Related Entities and WildHorse and their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with WildHorse in connection with the merger, may have committed and may commit in the future to invest in private equity funds managed by Carlyle or NGP.

Summary of Analyses of WildHorse’s Financial Advisors

In preparing their analyses, TPH and Morgan Stanley (who we refer to in this section as “WildHorse’s financial advisors”) utilized the WildHorse Company Forecasts, as described in more detail under “—Certain WildHorse Unaudited Prospective Financial and Operating Information” below. As described in “—Certain WildHorse Unaudited Prospective Financial and Operating Information” below, the financial forecasts for WildHorse prepared by WildHorse management included Case A, Case B and Case C. WildHorse management directed WildHorse’s financial advisors to rely on Case C as a reasonable risked case for development of WildHorse’s assets. For the purposes of their analyses, WildHorse’s financial advisors assumed that the WildHorse preferred stock would be converted into WildHorse common stock prior to the merger as contemplated by the merger agreement.

The data and analyses summarized below are from WildHorse’s financial advisors’ presentation to the WildHorse board delivered on October 29, 2018, which primarily used market closing prices as of October 26,

2018. The analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses.

Commodity Price Assumptions

The commodity price assumptions used by WildHorse’s financial advisors in certain of their analyses are described under “—Certain WildHorse Unaudited Prospective Financial and Operating Information” below.

For purposes of the analyses described below, only TPH relied upon 3-year average price assumptions.

Certain Financial Metrics

For purposes of the analyses described below, the following terms have the following meanings:

•	“EV” or “enterprise value” is calculated as the diluted equity value of a company, plus book value of net debt, any preferred equity and non-controlling interests; and

•	“EBITDAX” is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.

Discounted Cash Flow Analyses

WildHorse’s financial advisors calculated the present value, as of October 1, 2018, of the standalone unlevered cash flows expected to be generated by each of WildHorse and Chesapeake, based on the estimates reflected in the WildHorse Company Forecasts. In performing their analysis, WildHorse’s financial advisors applied unlevered discount rates ranging from 8.0% to 10.0% to WildHorse management’s (i) estimated unlevered free cash flow for each of WildHorse and Chesapeake based on a mid-year convention for discounting and (ii) estimated terminal value at the end of 2022 based on estimated 2023 EBITDAX for each of WildHorse and Chesapeake as discussed below. The discount rates reflected estimates of each company’s weighted average cost of capital.

WildHorse’s financial advisors calculated the companies’ terminal values by applying EBITDAX multiples ranging from, in the case of WildHorse, 3.5x to 5.5x, and in the case of Chesapeake, 5.0x to 7.0x. WildHorse’s financial advisors applied such ranges to each of WildHorse’s and Chesapeake’s estimated 2023 EBITDAX, as set forth in the WildHorse Company Forecasts, to determine their respective terminal values. The ranges of estimated free cash flow and terminal values were then discounted to present values as of October 1, 2018 using the range of discount rates referred to above. The resulting enterprise values were then adjusted by subtracting WildHorse’s and Chesapeake’s respective net debt to calculate a range of equity values for each company.

The discounted cash flow analysis for WildHorse indicated the following implied reference ranges per share of WildHorse common stock.

	NYMEX Strip Pricing	Wall Street Consensus Pricing	3-Year Average(1)
Case A	$19.78 to $37.58	$22.98 to $42.68	$13.17 to $28.82
Case B	$11.81 to $26.04	$14.51 to $30.30	$5.71 to $18.14
Case C	$15.68 to $30.97	$18.50 to $35.44	$9.46 to $22.87

(1)	Used by TPH only.

The discounted cash flow analysis for Chesapeake indicated implied reference ranges per share of Chesapeake common stock of (i) $3.84 to $10.31 at NYMEX strip pricing, (ii) $7.62 to $15.50 at Wall Street consensus pricing, and (iii) $1.52 to $7.49 at the 3-year average (used by TPH only).

WildHorse’s financial advisors used the implied reference ranges above to calculate the following corresponding ranges of implied exchange ratios for the share consideration, in each case by dividing the low implied value per share of WildHorse common stock by the high implied value per share of Chesapeake common stock and dividing the high implied value per share of WildHorse common stock by the low implied value per share of Chesapeake common stock. WildHorse’s financial advisors compared these implied exchange ratio ranges for the share consideration to the 5.989x exchange ratio for the share consideration pursuant to the merger agreement.

	NYMEX Strip Pricing	Wall Street Consensus Pricing	3-Year Average(1)
Case A	1.918x to 9.795x	1.482x to 5.605x	1.759x to 18.959x
Case B	1.145x to 6.786x	0.936x to 3.978x	0.763x to 11.930x
Case C	1.521x to 8.073x	1.193x to 4.654x	1.264x to 15.044x

(1)	Used by TPH only.

With respect to the mixed consideration, WildHorse’s financial advisors adjusted the implied reference ranges per share of WildHorse common stock above by deducting $3.00 from the high and low of each implied reference range and calculated the following corresponding ranges of implied exchange ratios for the stock portion of the mixed consideration, in each case by dividing the low implied value per share of WildHorse common stock by the high implied value per share of Chesapeake common stock and dividing the high implied value per share of WildHorse common stock by the low implied value per share of Chesapeake common stock. WildHorse’s financial advisors compared these implied exchange ratio ranges for the stock portion of the mixed consideration to the 5.336x exchange ratio for the stock portion of the mixed consideration pursuant to the merger agreement.

	NYMEX Strip Pricing	Wall Street Consensus Pricing	3-Year Average(1)
Case A	1.627x to 9.013x	1.289x to 5.211x	1.359x to 16.986x
Case B	0.854x to 6.004x	0.742x to 3.585x	0.362x to 9.957x
Case C	1.230x to 7.291x	1.000x to 4.260x	0.863x to 13.070x

(1)	Used by TPH only.

Net Asset Value Analysis

WildHorse’s financial advisors calculated the present value, as of October 1, 2018, of the future cash flows expected to be generated by each of WildHorse’s and Chesapeake’s assets through the end of their economic lives, based on the estimates reflected in the WildHorse Company Forecasts. In performing this analysis, WildHorse’s financial advisors applied discount rates to unlevered free cash flows ranging from 8.0% to 10.0%, and, in each case, assuming a tax rate of 21.7%. The discount rates reflected estimates of each company’s weighted average cost of capital.

WildHorse’s financial advisors calculated estimates of each company’s net asset value by adding (i) the present value of the cash flows generated by the estimated proved reserves, unproved reserves and undeveloped hydrocarbon resources, plus (ii) the present value of future estimated effects of hedging, minus (iv) the present value of future estimated effects of general and administrative expense and income taxes, minus (v) net debt (total debt less cash) and minus (vi) in the case of Chesapeake, the Chesapeake preferred stock.

The net asset value analysis for WildHorse indicated the following implied reference ranges per share of the WildHorse common stock.

	NYMEX Strip Pricing	Wall Street Consensus Pricing	3-Year Average(1)
Case A	$40.38 to $54.88	$48.66 to $65.30	$28.63 to $40.51
Case B	$16.45 to $24.82	$22.65 to $32.61	$7.86 to $14.03
Case C	$27.53 to $36.92	$33.94 to $44.76	$17.93 to $25.44

(1)	Used by TPH only.

The net asset value analysis for Chesapeake indicated implied reference ranges per share of Chesapeake common stock of (i) $1.04 to $3.19 at NYMEX strip pricing, (ii) $5.67 to 8.57 at Wall Street consensus pricing, and (iii) $(0.83) to $1.21 at the 3-year average (used by TPH only).

WildHorse’s financial advisors used the implied reference ranges above to calculate the following corresponding ranges of implied exchange ratios for the share consideration, in each case by dividing the low implied value per share of WildHorse common stock by the high implied value per share of Chesapeake common stock and dividing the high implied value per share of WildHorse common stock by the low implied value per share of Chesapeake common stock. WildHorse’s financial advisors compared these implied exchange ratio ranges for the share consideration to the 5.989x exchange ratio for the share consideration pursuant to the merger agreement.

	NYMEX Strip Pricing	Wall Street Consensus Pricing	3-Year Average(1)
Case A	12.662x to 52.635x	5.680x to 11.508x	23.683x to NM
Case B	5.158x to 23.811x	2.644x to 5.746x	6.501x to NM
Case C	8.634x to 35.412x	3.962x to 7.887x	14.863x to NM

(1)	Used by TPH only. “NM” refers to “not meaningful” due to negative implied value per share of Chesapeake common stock.

With respect to the mixed consideration, WildHorse’s financial advisors adjusted the implied reference ranges per share of WildHorse common stock above by deducting $3.00 from the high and low of each implied reference range and calculated the following corresponding ranges of implied exchange ratios for the stock portion of the mixed consideration, in each case by dividing the low implied value per share of WildHorse common stock by the high implied value per share of Chesapeake common stock and dividing the high implied value per share of WildHorse common stock by the low implied value per share of Chesapeake common stock. WildHorse’s financial advisors compared these implied exchange ratio ranges for the stock portion of the mixed consideration to the 5.336x exchange ratio for the stock portion of the mixed consideration pursuant to the merger agreement.

	NYMEX Strip Pricing	Wall Street Consensus Pricing	3-Year Average(1)
Case A	11.721x to 49.757x	5.330x to 10.979x	21.201x to NM
Case B	4.217x to 20.934x	2.294x to 5.218x	4.019x to NM
Case C	7.694x to 32.535x	3.612x to 7.359x	12.355x to NM

(1)	Used by TPH only. “NM” refers to “not meaningful” due to negative implied value per share of Chesapeake common stock.

Comparable Company Analysis

WildHorse’s financial advisors reviewed and analyzed certain financial information including valuation multiples related to WildHorse and Chesapeake and, with respect of each of WildHorse and Chesapeake, certain selected comparable companies with publicly traded equity securities deemed relevant (the companies selected with respect to WildHorse are referred to as “WildHorse comparable companies” and the companies selected with respect to Chesapeake are referred to as “Chesapeake comparable companies”). For purposes of selecting the WildHorse comparable companies, WildHorse’s financial advisors selected companies with onshore U.S. operations predominantly outside the Permian basin, oil-weighted assets, and with total enterprise value of more than $1 billion and less than 3.0x leverage, among other factors. For purposes of selecting the Chesapeake comparable companies, WildHorse’s financial advisors selected companies with predominantly onshore U.S. operations, both diversified and gas-weighted assets by commodity mix and/or diversified geographic operational area and with total enterprise value of approximately $5 billion or more. The financial information reviewed included enterprise value as a multiple of estimated 2019 and 2020 EBITDAX (which we refer to as “2019E EBITDAX” and “2020E EBITDAX”, respectively), based on median research consensus per FactSet (such median research consensus we refer to, for the purposes of this section entitled “The Merger—Summary of Analyses of WildHorse’s Financial Advisors,” as “Wall Street consensus estimates”).

The WildHorse comparable companies included in the analysis and their relevant financial metrics reviewed were as follows:

	EV / 2019E EBITDAX	EV / 2020E EBITDAX
Alta Mesa Resources, Inc.	2.7x	2.1x
Carrizo Oil & Gas, Inc.	3.3x	3.1x
Extraction Oil & Gas, Inc.	3.1x	2.6x
HighPoint Resources Corporation	2.1x	1.7x
Magnolia Oil & Gas Corporation	4.3x	4.1x
Oasis Petroleum Inc.	4.2x	3.8x
PDC Energy, Inc.	3.3x	2.6x
Penn Virginia Corporation	2.8x	2.1x
SM Energy Company	4.3x	3.4x
SRC Energy Inc.	3.3x	2.7x
Whiting Petroleum Corporation	3.7x	3.7x

The Chesapeake comparable companies included in the analysis and their relevant financial metrics reviewed were as follows:

	EV / 2019E EBITDAX	EV / 2020E EBITDAX
Cabot Oil & Gas Corporation	7.1x	6.3x
Cimarex Energy Co.	4.6x	3.7x
Continental Resources, Inc.	5.7x	5.2x
Devon Energy Corporation	6.0x	5.0x
Encana Corporation	4.2x	3.4x
Marathon Oil Corporation	4.4x	4.1x
Newfield Exploration Company	3.3x	2.8x
Range Resources Corporation	5.6x	4.9x
SM Energy Company	4.3x	3.4x
Southwestern Energy Company	3.9x	3.6x

No WildHorse comparable company or group of companies is identical to WildHorse and no Chesapeake comparable company or group of companies is identical to Chesapeake. Accordingly, WildHorse’s financial advisors believe that purely quantitative analyses are not, in isolation, determinative in the context of the transactions contemplated by the merger agreement, and that qualitative judgments concerning differences among the financial and operating characteristics and prospects of WildHorse, Chesapeake, the WildHorse comparable companies and the Chesapeake comparable companies that could affect the public trading values of each also are relevant.

Based on the ranges observed among the WildHorse comparable companies and upon application of their professional judgment and experience (including with respect to the operational and financial characteristics of WildHorse in light of, and relative to, the WildHorse comparable companies), WildHorse’s financial advisors applied selected multiple ranges to WildHorse’s financial metrics to derive implied WildHorse enterprise values at Wall Street consensus estimates. WildHorse’s financial advisors then subtracted WildHorse’s net debt from such implied enterprise values to derive implied share prices for WildHorse. The multiples applied to the metrics of WildHorse ranged from (i) 4.0x to 5.5x for 2019E EBITDAX and (ii) 3.0x to 4.5x for 2020E EBITDAX. WildHorse’s financial advisors’ application of such ranges of multiples indicated implied reference ranges per share of WildHorse common stock of (i) $17.49 to $27.10 at Wall Street consensus estimates for 2019E EBITDAX and (ii) $15.39 to $27.16 at Wall Street consensus estimates for 2020E EBITDAX.

Based on the ranges observed among the Chesapeake comparable companies and upon application of their professional judgment and experience (including with respect to the operational and financial characteristics of Chesapeake in light of, and relative to, the Chesapeake comparable companies), WildHorse’s financial advisors applied selected multiple ranges to Chesapeake’s financial metrics to derive implied Chesapeake enterprise value at Wall Street consensus estimates. WildHorse’s financial advisors then subtracted Chesapeake’s net debt from such implied enterprise values to derive implied share prices for Chesapeake. The multiples applied to the metrics of Chesapeake ranged from: (i) 5.5x to 7.0x for 2019E EBITDAX and (ii) 4.5x to 6.0x for 2020E EBITDAX. WildHorse’s financial advisors’ application of such ranges of multiples indicated implied reference ranges per share of Chesapeake common stock of (i) $3.77 to $7.71 at Wall Street consensus estimates for 2019E EBITDAX and (ii) $2.43 to $6.80 at Wall Street consensus estimates for 2020E EBITDAX.

WildHorse’s financial advisors used the implied reference ranges above to calculate the following corresponding ranges of implied exchange ratios for the share consideration, in each case by dividing the low implied value per share of WildHorse common stock by the high implied value per share of Chesapeake common stock and dividing the high implied value per share of WildHorse common stock by the low implied value per share of Chesapeake common stock: (i) 2.269x to 7.191x at Wall Street consensus estimates for 2019E EBITDAX and (ii) 2.264x to 11.175x at Wall Street consensus estimates for 2020E EBITDAX. WildHorse’s financial advisors compared these implied exchange ratio ranges for the share consideration to the 5.989x exchange ratio for the share consideration pursuant to the merger agreement. With respect to the mixed consideration, WildHorse’s financial advisors adjusted the implied reference ranges per share of WildHorse common stock above by deducting $3.00 from the high and low of each implied reference range and calculated the following corresponding ranges of implied exchange ratios for the stock portion of the mixed consideration, in each case by dividing the low implied value per share of WildHorse common stock by the high implied value per share of Chesapeake common stock and dividing the high implied value per share of WildHorse common stock by the low implied value per share of Chesapeake common stock: (i) 1.880x to 6.395x at Wall Street consensus estimates for 2019E EBITDAX and (ii) 1.823x to 9.941x at Wall Street consensus estimates for 2020E EBITDAX. WildHorse’s financial advisors compared these implied exchange ratio ranges for the stock portion of the mixed consideration to the 5.336x exchange ratio for the stock portion of the mixed consideration pursuant to the merger agreement.

Selected Transaction Analysis

WildHorse’s financial advisors reviewed and analyzed certain financial information including valuation multiples related to selected comparable transactions (as defined below) in the oil and gas exploration and production industry involving (i) U.S. public companies with transaction values of over $1 billion occurring since 2009 and (ii) private companies and/or asset sales in the Eastern Eagle Ford region with transaction values of over $20 million since 2014.

The financial information reviewed for the public company transactions included:

•	transaction enterprise value as a multiple of estimated proved reserves;

•	transaction enterprise value as a multiple of estimated production; and

•

transaction enterprise value as a multiple of Wall Street median consensus estimates of EBITDAX for the current and first fiscal years following announcement or, in the case of WildHorse and Penn Virginia Corporation, for the first and second fiscal years following announcement (which we refer to as “FY-1” and “FY-2”, respectively).

The transactions included in this analysis were as follows:

Public Company Transactions

•	Penn Virginia Corporation/Denbury Resources Inc. (2018)

•	Energen Corporation/Diamondback Energy, Inc. (2018)

•	RSP Permian, Inc./Concho Resources Inc. (2018)

•	Rice Energy Inc./EQT Corporation (2017)

•	Clayton Williams Energy, Inc./Noble Energy, Inc. (2017)

•	Memorial Resource Development Corp./Range Resources Corporation (2016)

•	Rosetta Resources Inc./Noble Energy, Inc. (2015)

•	Athlon Energy Inc./Encana Corporation (2014)

•	Kodiak Oil and Gas Corp./Whiting Petroleum Corporation (2014)

•	Aurora Oil & Gas Limited/Baytex Energy Corp. (2014)

•	Berry Petroleum Company, LLC/LINN Energy, Inc. (2013)

•	Plains Exploration & Production Company/Freeport-McMoRan Copper & Gold Inc. (2012)

•	Brigham Exploration Company/Statoil ASA (2011)

•	Petrohawk Energy Corporation/BHP Billiton Limited (2011)

•	Atlas Energy, Inc./Chevron Corporation (2010)

•	Mariner Energy, Inc./Apache Corporation (2010)

•	Arena Resources, Inc./SandRidge Energy, Inc. (2010)

•	XTO Energy Inc./Exxon Mobil Corporation (2009)

•	Encore Acquisition Company/Denbury Resources Inc. (2009)

The information reviewed for the Eastern Eagle Ford region private company/asset transactions included transaction value per adjusted net acre.

The transactions included in this analysis were as follows:

Private Company and/or Asset Transactions

•	EnerVest, Ltd./TPG Pace Energy Holdings Corp. (2018)

•	Hunt Oil Company/Penn Virginia Corporation (2018)

•	Noble Energy, Inc./Verdun Oil Company LLC (2017)

•	Devon Energy Corporation/Penn Virginia Corporation (2017)

•	PetroLegacy Energy I, LLC/Armor Energy, LLC (2017)

•	Battlecat Oil & Gas, LLC/Lonestar Resources US Inc. (2017)

•	Sanchez Energy Corporation/Lonestar Resources US Inc. (2017)

•	Anadarko Petroleum Corporation; Kohlberg Kravis Roberts & Co. L.P./WildHorse Resource Development Corporation (2017)

•	Halcon Resources Corporation/Hawkwood Energy, LLC (2017)

•	Occidental Petroleum Corporation/Titanium Exploration Partners, LLC; Varde Partners (2016)

•	Clayton Williams Energy, Inc./WildHorse Resource Development Corporation (2016)

•	EOG Resources, Inc./Hawkwood Energy, LLC (2016)

•	Sabalo Exploration Operating LLC/MD America Energy, LLC (2016)

•	Comstock Resources, Inc./PetroMax Operating Co., Inc. (2015)

•	Clayton Williams Energy, Inc./CH4 Energy II, LLC; PetroMax Operating Co., Inc. (2015)

•	Sanchez Energy Corporation/Sanchez Production Partners LP (2015)

•	PetroLegacy Energy I, LLC/Apache Corporation (2014)

•	Flatonia Energy, LLC/Earthstone Energy, Inc.; Oak Valley Resources, LLC (2014)

•	Cypress E&P Corporation/Penn Virginia Corporation (2014)

•	Halcon Resources Corporation/New Gulf Resources, LLC (2014)

•	Clayton Williams Energy, Inc./Lonestar Resources US Inc. (2014)

•	EnerVest, Ltd/GE Energy Financial Services; Vess Oil Corporation (2014)

The preceding transactions are referred to in this discussion as the “selected comparable transactions.” No selected comparable transactions were identical or entirely comparable to the merger. Accordingly, WildHorse’s financial advisors believe that purely quantitative analyses are not, in isolation, determinative in the context of the transactions contemplated by the merger agreement and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of WildHorse and Chesapeake and the selected precedent transactions that could affect the values are also relevant. WildHorse’s financial advisors considered certain financial metrics derived from such selected comparable transactions, however, WildHorse’s financial advisors did not derive or apply any selected comparable transaction reference ranges in their selected transaction analysis.

Among the public company transactions reviewed, WildHorse’s financial advisors observed median values of (i) $21.53/boe transaction value/proved reserves for all transactions and $19.94/boe transaction value/proved reserves for transactions in which the consideration was greater than 85% equity, (ii) $97,253/boe/d transaction value/production for all transactions and $100,978/boe/d transaction value/production for transactions in which the consideration was greater than 85% equity, and (iii) 9.0x/7.7x FY-l/FY-2 transaction value/EBITDAX for all transactions and 9.0x/7.3x for FY-1/FY-2 transaction value/EBITDAX for transactions in which the consideration was greater than 85% equity. WildHorse’s financial advisors then compared those observed median values for each of transaction value/proved reserves, transaction value/production and transaction value/EBITDAX to the corresponding values of (x) $10.82/boe transaction value/proved reserves, $89,330/boe/d transaction value/production, and 4.8x/4.0x FY-l/FY-2 transaction value/EBITDAX for WildHorse, in each case based on a WildHorse transaction value of $4,172 million (based on the Chesapeake common stock’s market price as of October 26, 2018 and assuming election by 100% of WildHorse stockholders to receive the share consideration) and (y) $10.99/boe transaction value/proved reserves, $90,785/boe/d transaction value/production, and 4.9x/4.0x FY-l/FY-2 transaction value/EBITDAX for WildHorse, in each case based on a WildHorse transaction value of $4,240 million (based on the Chesapeake common stock’s market price as of October 26, 2018 and assuming election by 100% of WildHorse stockholders to receive the mixed consideration).

Among the Eastern Eagle Ford region private company/asset transactions reviewed, WildHorse’s financial advisors observed median transaction value per adjusted net acre (assuming a transaction value adjustment of $50,000/oil boe and $24,000/gas boe for transactions prior to 2015 and $35,000/oil boe and $18,000/gas boe for transactions occurring in 2015 and later) of $3,559. WildHorse’s financial advisors compared this observed median value to a WildHorse transaction value per adjusted net acre in the merger (assuming a transaction value adjustment based on future cash flows from production at a discount rate of 9%) of $5,251 assuming election by 100% of WildHorse stockholders to receive the mixed consideration and $5,088 assuming election by 100% of WildHorse stockholders to receive the share consideration.

Summary of Supplemental Reference Data

In addition to conducting the analyses described above, WildHorse’s financial advisors reviewed the following data, which were used for reference purposes only and were not used in the determination by WildHorse’s financial advisors of the fairness, from a financial point of view, of the merger consideration pursuant to the merger agreement.

EBITDAX, Cash Flow and Production Relative Contribution

WildHorse’s financial advisors compared the respective percentage ownership of WildHorse stockholders and Chesapeake stockholders in the combined company to WildHorse’s and Chesapeake’s respective percentage contribution (and the implied ownership and the implied exchange ratio (assuming election by 100% of WildHorse stockholders to receive the mixed consideration) based on such contribution), without giving effect to any synergies, to the combined company’s estimated discretionary cash flow and EBITDAX, in each case, for calendar year 2018, 2019 and 2020, and estimated production for calendar year 2019 and 2020, as well as contribution based on current production, year-end 2017 proved reserves and closing share prices as of October 26, 2018. WildHorse’s financial advisors used the 5-year NYMEX strip economic gas oil ratio of 24:1 to calculate each company’s oil equivalency for production. These comparisons implied (i) WildHorse equity ownership percentage of the combined company of 39% and Chesapeake equity ownership percentage of 61% based on share price; (ii) WildHorse equity ownership percentage of the combined company of 27% and Chesapeake equity ownership percentage of 73% based on current production; (iii) WildHorse equity ownership percentage of the combined company of 36% and Chesapeake equity ownership percentage of 64% based on year-end 2017 proved reserves; (iv) WildHorse equity ownership percentages ranging from 22% to 57% and Chesapeake equity ownership percentages ranging from 78% to 43% using the using Wall Street consensus estimates; (v) WildHorse equity ownership percentages ranging from 20% to 49% and Chesapeake equity ownership percentages ranging from 80% to 51% using WildHorse Company Forecasts (Case A) at NYMEX strip pricing; (vi) WildHorse equity ownership percentages ranging from 18% to 47% and Chesapeake equity ownership percentages ranging from 82% to 53% using WildHorse Company Forecasts (Case B) at NYMEX strip pricing; and (vii) WildHorse equity ownership percentages ranging from 20% to 50% and Chesapeake equity ownership percentages ranging from 80% to 50% using WildHorse Company Forecasts (Case C) at NYMEX strip pricing. WildHorse’s financial advisors noted that the implied pro forma ownership of WildHorse stockholders in the combined company was approximately 44% assuming election by 100% of WildHorse stockholders to receive the mixed consideration.

Further, these comparisons implied exchange ratios for the stock portion of the mixed consideration of (i) 4.335x based on share price, (ii) 2.555x based on current production, (iii) 3.884x based on year-end 2017 proved reserves, (iv)1.959x to 8.932x using Wall Street consensus estimates, (v) 1.745x to 6.585x using WildHorse Company Forecasts (Case A) at NYMEX strip pricing, (vi) 1.555x to 6.181x using WildHorse Company

Forecasts (Case B) at NYMEX strip pricing and (vii) 1.745x to 6.913x using WildHorse Company Forecasts (Case C) at NYMEX strip pricing.

Contribution comparisons of this type are necessarily limited because they do not take into account differences in certain financial and operational characteristics (e.g., market capitalization, credit profile and expected growth rates) between WildHorse and Chesapeake. Accordingly, WildHorse’s financial advisors believe that qualitative judgments concerning differences between the financial and operating characteristics and prospects of WildHorse and Chesapeake are also relevant.

Accretion/Dilution Analysis

Based on the WildHorse Company Forecasts, WildHorse’s financial advisors performed a pro forma analysis of the financial impact of the merger on WildHorse’s estimated cash flow per share for year-end 2019 through 2023 (which incorporates $40 million of annual synergies) at NYMEX strip pricing and each of Case A, Case B and Case C. WildHorse’s financial advisors noted that the merger would be accretive to WildHorse’s estimated cash flow per share for years-end 2019 through 2023 under all scenarios analyzed by WildHorse’s financial advisors.

Equity Research Analysts’ Price Targets

WildHorse’s financial advisors reviewed sell-side analyst price targets per share of WildHorse common stock prepared and published by 12 equity research analysts during the time period from September 24, 2018 to October 25, 2018. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of WildHorse common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of WildHorse’s common stock was $24.00 per share to $45.00 per share. WildHorse’s financial advisors also noted that as of October 26, 2018, the 52-week high price for a share of WildHorse common stock was $29.67 per share.

WildHorse’s financial advisors also reviewed sell-side analyst price targets per share of Chesapeake common stock prepared and published by 17 equity research analysts during the time period from July 18, 2018 to October 25, 2018. These targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Chesapeake common stock and were not discounted to reflect present values. The range of undiscounted price targets for shares of Chesapeake’s common stock was $3.00 per share to $8.00 per share. WildHorse’s financial advisors also noted that as of October 26, 2018, the 52-week high price for a share of Chesapeake’s common stock was $5.60 per share.

The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of WildHorse common stock or Chesapeake common stock and these estimates are subject to uncertainties, including the future financial performance of WildHorse, Chesapeake and future financial market conditions. WildHorse’s financial advisors noted that the equity research analysts’ price targets were presented for reference purposes only and were not relied upon for valuation purposes.

Historical Exchange Ratios Analysis

WildHorse’s financial advisors reviewed the historical trading prices for shares of WildHorse common stock and Chesapeake common stock since December 2016, and analyzed the historical implied exchange ratio (by dividing the per share price of WildHorse common stock by the per share price of Chesapeake common stock on a given date). WildHorse’s financial advisors noted that as of October 26, 2018:

•	the average implied exchange ratio for the last twelve months was 5.293x;

•	the average implied exchange ratio for the last six months was 5.382x; and

•	the average implied exchange ratio for the last thirty days was 5.016x.

Implied Offer Premia

For each of the public company transactions described under “—Selected Transactions Analysis” above, WildHorse’s financial advisors reviewed the premium of the implied value of the offer price to the closing price of the target company common stock on the last trading day prior to public announcement of the relevant transaction (the “1-day premium”) and noted that:

•	with respect to all public company transactions, the mean 1-day premium was 30% and the median 1-day premium was 29%; and

•	with respect to public company transactions where the consideration was greater than 85% equity, the mean 1-day premium was 20% and the median 1-day premium was 18%.

WildHorse’s financial advisors noted that, based upon the closing price per share of Chesapeake common stock on October 26, 2018, (i) the implied value of the share consideration represented an approximately 17% premium to the closing price of the WildHorse common stock on October 26, 2018 (assuming that 100% of the holders of the WildHorse common stock elect to receive share consideration) and (ii) the implied value of the mixed consideration represented an approximately 20% premium to the closing price of the WildHorse common stock on October 26, 2018 (assuming that 100% of the holders of the WildHorse common stock elect to receive mixed consideration).

General

The description set forth above constitutes a summary of the analyses employed and factors considered by WildHorse’s financial advisors in rendering their respective opinions to the WildHorse board. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.

In connection with the review of the merger agreement and the transactions contemplated thereby by the WildHorse board, WildHorse’s financial advisors performed a variety of financial and comparative analyses for purposes of rendering their respective opinions. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at their respective opinions, WildHorse’s financial advisors considered the results of all of their analyses as a whole and did not attribute any particular weight to any analysis or factor that they considered. WildHorse’s financial advisors believe that selecting any portion of their analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying their analyses and opinions. In addition, WildHorse’s financial advisors may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. Further, each of WildHorse’s financial advisors may have given various analyses and factors different weights than the other WildHorse financial advisor or deemed various assumptions more or less probable than the probability attributed by the other WildHorse financial advisor. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s or TPH’s view of the actual value of WildHorse or Chesapeake. In performing their analyses, WildHorse’s financial advisors made numerous judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of WildHorse or Chesapeake. These include, among other things, the impact of competition on the business of each of WildHorse and Chesapeake and the industry generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of WildHorse or Chesapeake, or the industry, or in the financial markets in general. Any estimates contained in the analyses of WildHorse’s financial advisors are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

WildHorse’s financial advisors conducted the analyses described above solely as part of their respective analysis of the fairness, from a financial point of view, of the merger consideration to be received by holders of the WildHorse common stock pursuant to the merger agreement and in connection with the rendering of their oral opinions, subsequently confirmed by delivery of written opinions, dated October 29, 2018, to the WildHorse board. The estimates contained in these analyses and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, these analyses do not purport to be appraisals or to reflect the prices at which shares of Chesapeake common stock will trade following the consummation of the merger, the prices at which the WildHorse common stock or the Chesapeake common stock or any other securities would trade at any time, or the prices at which any businesses or assets may actually be sold and are inherently subject to substantial uncertainty.

No company or transaction used in the analyses summarized above is identical or directly comparable to WildHorse, Chesapeake or the transactions contemplated by the merger agreement. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.

The merger consideration pursuant to the merger agreement was determined by WildHorse and Chesapeake through arm’s-length negotiations between WildHorse and Chesapeake and was approved by the WildHorse board. WildHorse’s financial advisors provided advice to WildHorse during these negotiations. WildHorse’s financial advisors did not, however, recommend any specific merger consideration to WildHorse or the WildHorse board or opine that the merger consideration constituted the only appropriate consideration for the merger. The opinions of WildHorse’s financial advisors and their presentation to the WildHorse board was one of many factors taken into consideration by the WildHorse board in deciding to consider, approve and declare the advisability of the merger agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the WildHorse board with respect to the merger consideration pursuant to the merger agreement or of whether the WildHorse board would have been willing to agree to a different merger consideration.

Certain Chesapeake Unaudited Prospective Financial and Operating Information

Chesapeake as a matter of course does not make public long-term projections as to its future production, earnings or other results because of, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Chesapeake is including the following summary of the unaudited prospective financial and operating information from Chesapeake management’s projections for Chesapeake and WildHorse solely because that information was made available to the Chesapeake board and to Goldman Sachs. Financial projections for Chesapeake were prepared by the management of Chesapeake and certain financial projections for WildHorse were prepared by the management of WildHorse and modified by the management of Chesapeake and each approved for the use of Chesapeake’s financial advisor by the management of Chesapeake. The inclusion of the below information should not be regarded as an indication that any of Chesapeake, WildHorse, Goldman Sachs, TPH, Morgan Stanley or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial and operating information prepared by the management of Chesapeake and certain financial projections for WildHorse prepared by the management of WildHorse and modified by the management of Chesapeake, were, in general, prepared solely for Chesapeake’s internal use and for the use of Chesapeake’s financial advisor and are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial and operating information covers multiple years, that information by its nature becomes less predictive with each successive year. Additionally, the assumptions embedded in the projections provided by Chesapeake’s management team with regard to capital expenditure activity levels and costs are reflective of the environment assumed at the time the projections were made, including primarily commodity prices. Chesapeake’s business is diverse and flexible and many assumptions can be adjusted if commodity prices vary materially from those assumed. As such, the projections included below should not be considered guidance as to operational and/or financial performance for 2019 or beyond. Chesapeake shareholders and WildHorse stockholders are urged to review Chesapeake’s and WildHorse’s SEC filings for a description of risk factors with respect to Chesapeake’s and WildHorse’s respective businesses, as well as the section of this joint proxy statement/prospectus titled “Risk Factors” beginning on page 46. See also “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 60 and “Where You Can Find More Information” beginning on page 217.

In preparing the prospective financial and operating information described below, the management team of Chesapeake used the following oil, natural gas and natural gas liquids prices, based on NYMEX strip pricing as of October 25, 2018.

NYMEX Strip Pricing as of October 25, 2018
	2019E	2020E	2021E	2022E	2023E
Oil (WTI)($/bbl)	$67.32	$64.78	$61.78	$59.21	$57.28
Gas (Henry Hub)($/Mcf)	$2.84	$2.66	$2.59	$2.60	$2.66
NGL ($/bbl)(1)	$30.30	$29.15	$27.80	$26.64	$25.78

(1)	NGL pricing is based on a set percentage (45)% of NYMEX strip pricing for Oil (WTI) over the five year forecast period.

The following tables sets forth certain summarized prospective financial and operating information regarding Chesapeake for 2019 through 2023, as described below, prepared by Chesapeake management using the above referenced commodity price assumptions and provided by Chesapeake’s management to the Chesapeake board and Goldman Sachs.

($ in millions)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	458	469	598	676	721
EBITDA(1)	$2,161	$2,679	$3,043	$3,218	$3,521
Capital Expenditures(2)	$1,835	$1,938	$2,151	$2,397	$2,527
Operating Cash Flow(3)	$1,599	$2,306	$2,622	$2,831	$3,128

(1)	EBITDA is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion and amortization expenses.
(2)

Capital Expenditures includes capital expenditures for drilling and completion, leasehold, geological and geophysical costs and other property, plant and equipment and excludes any additional property acquisitions and capitalized interest.

(3)	Operating Cash Flow is calculated as EBITDA less interest expense, cash taxes, changes in components of working capital and before stock-based compensation.

The following table sets forth certain summarized prospective financial and operating information regarding WildHorse for 2019 through 2023, as described below, prepared by the management of WildHorse and modified by the management of Chesapeake using, among other things, the above referenced commodity price assumptions and provided by Chesapeake’s management to the Chesapeake board and Goldman Sachs.

($ in millions)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	49	59	73	81	85
EBITDA(1)	$764	$992	$1,237	$1,330	$1,336
Capital Expenditures(2)	$823	$842	$852	$812	$751
Operating Cash Flow(3)	$672	$908	$1,156	$1,257	$1,275

(1)	EBITDA is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion and amortization expenses.

(2)

Capital Expenditures includes capital expenditures for drilling and completion, leasehold, geological and geophysical costs and other property, plant and equipment and excludes any additional property acquisitions and capitalized interest.

(3)	Operating Cash Flow is calculated as EBITDA less interest expense, cash taxes, changes in components of working capital and before stock-based compensation.

Certain WildHorse Unaudited Prospective Financial and Operating Information

WildHorse as a matter of course does not make public long-term projections as to its future production, earnings or other results because of, among other reasons, the uncertainty of the underlying assumptions and estimates. However, WildHorse is including the following summary of the unaudited prospective financial and operating information from WildHorse management’s projections for WildHorse and Chesapeake solely because that information was made available to the WildHorse board and to TPH and Morgan Stanley. Financial projections for WildHorse were prepared by the management of WildHorse and certain financial projections for Chesapeake were prepared by the management of Chesapeake and modified by the management of WildHorse and each approved for the use of WildHorse’s financial advisors by the management of WildHorse. The inclusion of the below information should not be regarded as an indication that any of Chesapeake, WildHorse, Goldman Sachs, TPH, Morgan Stanley or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.

The unaudited prospective financial and operating information prepared by the management of WildHorse and certain financial projections for Chesapeake prepared by the management of Chesapeake and modified by the management of WildHorse, were, in general, prepared solely for WildHorse’s internal use and for the use of WildHorse’s financial advisors and are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial and operating information covers multiple years, that information by its nature becomes less predictive with each successive year. Chesapeake shareholders and WildHorse stockholders are urged to review Chesapeake’s and WildHorse’s SEC filings for a description of risk factors with respect to Chesapeake’s and WildHorse’s respective businesses, as well as the section of this joint proxy statement/prospectus titled “Risk Factors” beginning on page 46. See also “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 60 and “Where You Can Find More Information” beginning on page 217.

In preparing the prospective financial and operating information described below, the management team of WildHorse used the following oil and natural gas prices, based on NYMEX strip pricing as of October 26, 2018, Wall Street consensus pricing as of as of October 26, 2018 and three-year historical average as of October 26, 2018.

NYMEX Strip Pricing as of October 26, 2018
	2018E	2019E	2020E	2021E	2022E	2023E+
Oil ($/bbl)	$68.38	$67.77	$65.60	$62.81	$60.23	$58.22
Gas ($/MMbtu)	$3.21	$2.83	$2.66	$2.60	$2.60	$2.65

Wall Street Consensus Pricing as of October 26, 2018
	2018E	2019E	2020E	2021E	2022E	2023E+
Oil ($/bbl)	$68.19	$69.69	$65.00	$63.50	$63.50	$63.50
Gas ($/MMbtu)	$2.94	$2.99	$3.01	$3.05	$3.05	$3.05

3-Year Historical Average as of October 26, 2018
	2018E	2019E	2020E	2021E	2022E	2023E+
Oil ($/bbl)	$52.21	$52.21	$52.21	$52.21	$52.21	$52.21
Gas ($/MMbtu)	$2.77	$2.77	$2.77	$2.77	$2.77	$2.77

Because of the limited number of Wall Street brokers publishing commodity price estimates for periods after 2021, for purposes of Wall Street consensus pricing, 2021 consensus pricing estimates were used for all subsequent years.

In addition to different pricing scenarios, the management team of WildHorse used three different sets of operating assumptions for WildHorse. Those three cases are referred to as “Case A,” “Case B” and “Case C.”

Case A	•	Full development of the Eagle Ford and Austin Chalk based on current lateral spacing

Case B	•	Same as Case A, with additional risking applied to expected hydrocarbon recovery of certain remaining drilling locations

Case C	•	Full development of the Eagle Ford and Austin Chalk based on adjusted well spacing ranging from 500 ft. to 1000 ft.

	•	Additional risking applied to expected hydrocarbon recovery of certain remaining drilling locations

The following tables set forth certain summarized prospective financial and operating information regarding WildHorse for 2018 through 2023, as described below, prepared by WildHorse management using, among other things, the above referenced cases and commodity price assumptions and provided by WildHorse’s management to the WildHorse board of directors, TPH and Morgan Stanley.

NYMEX Strip Pricing as of October 26, 2018—Case A
($ in millions)	Q42018E(4)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	54.7	52.6	63.8	75.2	87.2	95.5
EBITDAX(1)	$191	$771	$949	$1,164	$1,344	$1,452
Capital Expenditures	$250	$779	$886	$889	$970	$841
Levered Free Cash Flow(2)	$(80)	$(90)	$(22)	$191	$233	$403
Leverage(3)	1.8x(5)	1.6x	1.4x	0.9x	0.6x	0.3x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(3)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is calculated as total debt minus cash and cash equivalents.
(4)	Reflects the three months ended December 31, 2018 only, unless otherwise indicated.
(5)	Utilizes full year 2018 EBITDAX.

NYMEX Strip Pricing as of October 26, 2018—Case B
($ in millions)	Q42018E(4)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	54.7	49.0	57.6	65.4	73.1	79.4
EBITDAX(1)	$191	$692	$824	$977	$1,086	$1,168
Capital Expenditures	$249	$779	$886	$889	$970	$841
Levered Free Cash Flow(2)	$(78)	$(170)	$(151)	$(7)	$19	$236
Leverage(3)	1.8x(5)	1.9x	1.8x	1.5x	1.4x	1.1x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(3)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is calculated as total debt minus cash and cash equivalents.
(4)	Reflects the three months ended December 31, 2018 only, unless otherwise indicated.
(5)	Utilizes full year 2018 EBITDAX.

NYMEX Strip Pricing as of October 26, 2018—Case C
($ in millions)	Q42018E(4)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	54.7	56.7	62.3	68.6	78.6	84.8
EBITDAX(1)	$191	$788	$949	$1,082	$1,235	$1,247
Capital Expenditures	$259	$791	$869	$885	$919	$868
Levered Free Cash Flow(2)	$(88)	$(86)	$(5)	$112	$197	$217
Leverage(3)	1.8x(5)	1.6x	1.3x	1.1x	0.8x	0.6x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(3)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is calculated as total debt minus cash and cash equivalents.
(4)	Reflects the three months ended December 31, 2018 only, unless otherwise indicated.
(5)	Utilizes full year 2018 EBITDAX.

Wall Street Consensus Pricing as of October 26, 2018—Case A
($ in millions)	Q42018E(4)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	54.7	52.6	63.8	75.2	87.2	95.5
EBITDAX(1)	$190	$787	$945	$1,186	$1,433	$1,606
Capital Expenditures	$250	$779	$886	$889	$970	$841
Levered Free Cash Flow(2)	$(81)	$(74)	$(25)	$214	$297	$524
Leverage(3)	1.8x(5)	1.6x	1.4x	0.9x	0.5x	0.2x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(3)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is calculated as total debt minus cash and cash equivalents.

(4)	Reflects the three months ended December 31, 2018 only, unless otherwise indicated.
(5)	Utilizes full year 2018 EBITDAX.

Wall Street Consensus Pricing as of October 26, 2018—Case B
($ in millions)	Q42018E(4)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	54.7	49.0	57.6	65.4	73.1	79.4
EBITDAX(1)	$190	$706	$821	$996	$1,160	$1,294
Capital Expenditures	$249	$779	$886	$889	$970	$841
Levered Free Cash Flow(2)	$(79)	$(156)	$(153)	$14	$95	$327
Leverage(3)	1.8x(5)	1.9x	1.8x	1.5x	1.2x	0.8x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(3)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is calculated as total debt minus cash and cash equivalents.
(4)	Reflects the three months ended December 31, 2018 only, unless otherwise indicated.
(5)	Utilizes full year 2018 EBITDAX.

Wall Street Consensus Pricing as of October 26, 2018—Case C
($ in millions)	Q42018E(4)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	54.7	56.7	62.3	68.6	78.6	84.8
EBITDAX(1)	$190	$805	$944	$1,101	$1,316	$1,381
Capital Expenditures	$259	$791	$869	$885	$919	$868
Levered Free Cash Flow(2)	$(89)	$(68)	$(8)	$132	$255	$325
Leverage(3)	1.8x(5)	1.6x	1.3x	1.0x	0.7x	0.4x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(3)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is calculated as total debt minus cash and cash equivalents.
(4)	Reflects the three months ended December 31, 2018 only, unless otherwise indicated.
(5)	Utilizes full year 2018 EBITDAX.

3-Year Historical Average as of October 26, 2018—Case A
($ in millions)	Q42018E(4)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	54.7	52.6	63.8	75.2	87.2	95.5
EBITDAX(1)	$155	$651	$782	$948	$1,147	$1,285
Capital Expenditures	$250	$779	$886	$889	$970	$841
Levered Free Cash Flow(2)	$(109)	$(185)	$(169)	$(13)	$105	$382
Leverage(3)	1.9x(5)	2.1x	2.0x	1.7x	1.3x	0.8x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(3)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is calculated as total debt minus cash and cash equivalents.

(4)	Reflects the three months ended December 31, 2018 only, unless otherwise indicated.
(5)	Utilizes full year 2018 EBITDAX.

3-Year Historical Average as of October 26, 2018—Case B
($ in millions)	Q42018E(4)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	54.7	49.0	57.6	65.4	73.1	79.4
EBITDAX(1)	$155	$590	$683	$793	$925	$1,032
Capital Expenditures	$249	$779	$886	$889	$970	$841
Levered Free Cash Flow(2)	$(107)	$(247)	$(271)	$(177)	$(139)	$97
Leverage(3)	1.9x(5)	2.5x	2.5x	2.4x	2.2x	1.9x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(3)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is calculated as total debt minus cash and cash equivalents.
(4)	Reflects the three months ended December 31, 2018 only, unless otherwise indicated.
(5)	Utilizes full year 2018 EBITDAX.

3-Year Historical Average as of October 26, 2018—Case C
($ in millions)	Q42018E(4)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	54.7	56.7	62.3	68.6	78.6	84.8
EBITDAX(1)	$155	$667	$780	$878	$1,051	$1,103
Capital Expenditures	$259	$791	$869	$885	$919	$868
Levered Free Cash Flow(2)	$(117)	$(182)	$(154)	$(80)	$56	$165
Leverage(3)	2.0x(5)	2.1x	2.0x	1.9x	1.5x	1.3x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(3)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is calculated as total debt minus cash and cash equivalents.
(4)	Reflects the three months ended December 31, 2018 only, unless otherwise indicated.
(5)	Utilizes full year 2018 EBITDAX.

The following tables set forth certain summarized prospective financial and operating information regarding Chesapeake for 2018 through 2023, as described below, prepared by the management of Chesapeake and modified by the management of WildHorse using, among other things, the above referenced commodity price assumptions and provided by WildHorse’s management to the WildHorse board of directors, TPH and Morgan Stanley.

NYMEX Strip Pricing as of October 26, 2018
($ in millions)	2018E(6)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	431	453	515	608	676	724
EBITDAX(1)	$1,996	$2,239	$2,842	$3,153	$3,186	$3,431
Capital Expenditures(2)	$2,230	$2,152	$2,155	$2,416	$2,623	$2,718
Levered Free Cash Flow(3)	$(643)	$(380)	$196	$262	$109	$266
Leverage(4)	4.1x	3.9x	3.0x	2.6x	2.5x	2.3x
Adjusted Leverage(5)	5.0x	4.6x	3.6x	3.1x	3.1x	2.8x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Includes capitalized interest.
(3)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(4)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is total debt minus cash and cash equivalents.
(5)	Adjusted Leverage is Leverage but includes Chesapeake’s preferred stock at liquidation preference in the calculation of net debt.
(6)	Assumes full year exclusion of Utica assets and are not price dependent.

Wall Street Consensus Pricing as of October 26, 2018
($ in millions)	2018E(6)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	431	453	515	608	676	724
EBITDAX(1)	$1,996	$2,349	$3,070	$3,584	$3,797	$4,160
Capital Expenditures(2)	$2,230	$2,152	$2,153	$2,411	$2,613	$2,697
Levered Free Cash Flow(3)	$(643)	$(270)	$431	$716	$775	$1,097
Leverage(4)	4.1x	3.6x	2.6x	2.1x	1.7x	1.3x
Adjusted Leverage(5)	5.0x	4.3x	3.2x	2.5x	2.2x	1.7x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Includes capitalized interest.
(3)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(4)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is total debt minus cash and cash equivalents.
(5)	Adjusted Leverage is Leverage but includes Chesapeake’s preferred stock at liquidation preference in the calculation of net debt.
(6)	Assumes full year exclusion of Utica assets and are not price dependent.

3-Year Historical Average as of October 26, 2018
($ in millions)	2018E(6)	2019E	2020E	2021E	2022E	2023E
Production (MBoe/d)	431	453	515	608	676	724
EBITDAX(1)	$1,996	$1,852	$2,338	$2,732	$2,886	$3,187
Capital Expenditures(2)	$2,230	$2,152	$2,160	$2,428	$2,642	$2,744
Levered Free Cash Flow(3)	$(593)	$(767)	$(334)	$(221)	$(288)	$(103)
Leverage(4)	4.2x	4.9x	4.0x	3.5x	3.4x	3.1x
Adjusted Leverage(5)	5.0x	5.8x	4.7x	4.1x	4.0x	3.7x

(1)	EBITDAX is calculated as net income plus income taxes, interest expense (less interest income), depreciation, depletion, amortization and exploration expenses.
(2)	Includes capitalized interest.
(3)	Levered Free Cash Flow is calculated as adjusted EBITDAX less net cash interest expense, less cash taxes, less capital expenditures plus non-cash general and administrative expenses.
(4)	Leverage is calculated as year end net debt over last twelve months EBITDAX. Net debt is total debt minus cash and cash equivalents.
(5)	Adjusted Leverage is Leverage but includes Chesapeake’s preferred stock at liquidation preference in the calculation of net debt.
(6)	Assumes full year exclusion of Utica assets and are not price dependent.

Qualifications Regarding Prospective Financial and Operating Information

The Chesapeake and WildHorse prospective financial and operating information was prepared by, and is the responsibility of, the management of Chesapeake and WildHorse and was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts or generally accepted accounting principles in the United States, which are referred to in this joint proxy statement/prospectus as GAAP. PricewaterhouseCoopers LLP is the independent registered public accounting firm for Chesapeake and is referred to in this joint proxy statement/prospectus as PwC. KPMG LLP is the independent registered public accounting firm for WildHorse and is referred to in this joint proxy statement/prospectus as KPMG. Neither PwC nor KPMG, or any other independent accountants, has compiled, examined, reviewed, audited or performed any procedures with respect to Chesapeake’s and WildHorse’s prospective financial and operating information contained in this joint proxy statement/prospectus. Furthermore, neither PwC nor KPMG, or any other independent accountants, has expressed any opinion or any other form of assurance on that information or its achievability. Each of these independent accountants assumes no responsibility for, and disclaims any association with, the prospective financial and operating information. The PwC and KPMG reports incorporated into this joint proxy statement/prospectus by reference relate to historical financial and operating information for Chesapeake and WildHorse, respectively. Those reports do not extend to Chesapeake’s and WildHorse’s prospective financial and operating information and should not be read to do so. The summary of Chesapeake’s and WildHorse’s prospective financial and operating information is being included in this joint proxy statement/prospectus, not to influence your decision whether to vote for the merger proposal, but instead because the prospective financial and operating information was made available to each of the Chesapeake board and the WildHorse board, as applicable, and the respective financial advisors to Chesapeake and WildHorse, as applicable, in connection with the merger.

While presented in this joint proxy statement/prospectus with numeric specificity, the information set forth in the summary of Chesapeake’s and WildHorse’s prospective financial and operating information contained in this joint proxy statement/prospectus was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Chesapeake’s and WildHorse’s management, including, among others, oil and gas activity, commodity prices, demand for natural gas and crude oil and the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs. None of this prospective financial and operating information reflects any impact of the merger. In addition, since the prospective financial and operating information covers multiple years, that information by its nature becomes less predictive with each successive year. In addition, the unaudited prospective financial and operating information requires significant estimates and assumptions that make it inherently less comparable to the similarly-titled GAAP measures in the respective historical GAAP financial statements of Chesapeake and WildHorse. Both Chesapeake and WildHorse believe the assumptions in the prospective financial and operating information were reasonable at the time the financial and operating information was prepared, given the information both Chesapeake and WildHorse had at the time. However, important factors that may affect actual results and cause the results reflected in Chesapeake’s and WildHorse’s prospective financial and operating information not to be achieved include, but are not limited to, risks and uncertainties relating to their respective businesses, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section of this joint proxy statement/prospectus titled “Risk Factors.” See also “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.” The prospective financial and operating information also reflects assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from the results reflected in Chesapeake’s and WildHorse’s prospective financial and operating information. Accordingly, there can be no assurance that the results reflected in the prospective financial and operating information will be realized.

The inclusion of Chesapeake’s and WildHorse’s prospective financial and operating information in this joint proxy statement/prospectus should not be regarded as an indication that any of Chesapeake, Goldman Sachs, WildHorse, TPH, Morgan Stanley or any of their respective affiliates, officers, directors, advisors or other representatives considered or now considers the prospective financial and operating information to be material or predictive of actual future events, and the prospective financial and operating information should not be relied upon as such. There can be no assurance that actual results will not differ from the results reflected in the prospective financial and operating information. Furthermore, no obligation is undertaken to update or otherwise revise or reconcile the prospective financial and operating information to reflect circumstances existing after the dates the prospective financial and operating information was generated or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the prospective financial and operating information are shown to be in error. Chesapeake and WildHorse do not intend to make publicly available any update or other revision to the prospective financial and operating information. The prospective financial and operating information for Chesapeake and WildHorse does not take into account any circumstances or events occurring after the date that information was prepared. Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial and operating information set forth above. None of Chesapeake or WildHorse nor any of their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Chesapeake shareholder, WildHorse stockholder or any other person regarding either Chesapeake’s or WildHorse’s ultimate performance compared to the information contained in the prospective financial and operating information or that financial results will be achieved. WildHorse has made no representation to Chesapeake, in the merger agreement or otherwise, concerning the WildHorse prospective financial and operating information. Similarly, Chesapeake has made no representation to WildHorse, in the merger agreement or otherwise, concerning the Chesapeake prospective financial and operating information.

CHESAPEAKE’S AND WILDHORSE’S PROSPECTIVE FINANCIAL AND OPERATING INFORMATION REPRESENTS POTENTIAL SCENARIOS BASED ON VARYING DEGREES OF SUCCESS. ACCORDINGLY, RESULTS ARE DEPENDENT ON THE OUTCOME OF FUTURE EXPLORATION AND DEVELOPMENT ACTIVITY, WHICH IS SUBJECT TO SIGNIFICANT RISK AND UNCERTAINTY. NEITHER CHESAPEAKE NOR WILDHORSE INTENDS TO UPDATE OR OTHERWISE REVISE THE PROSPECTIVE FINANCIAL AND OPERATING INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN THE INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THAT INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY LAW.

Regulatory Approvals

The completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“Antitrust Division”), and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. For additional information regarding regulatory approvals in connection with the merger, see the section entitled “The Merger Agreement—HSR and Other Regulatory Approvals” beginning on page 165.

On November 19, 2018, Chesapeake and WildHorse filed their respective notification and report forms with the FTC and the Antitrust Division. The parties received early termination of the HSR Act waiting period on November 30, 2018. Neither Chesapeake nor WildHorse is aware of any material governmental approvals or actions that are required for completion of the merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger or permitting completion subject to regulatory conditions. There can be no assurance that regulatory authorities will not impose conditions on the completion of the merger or require changes to the terms of the transaction. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Interests of Chesapeake Directors and Executive Officers in the Merger

In considering the recommendation of the Chesapeake board with respect to the Chesapeake proposals, Chesapeake shareholders should be aware that the directors and executive officers of Chesapeake have interests in the merger that may be different from, or in addition to, the interests of Chesapeake shareholders generally. These interests include, but are not limited to:

•	the immediate vesting of all unvested account balances under Chesapeake’s Amended and Restated Deferred Compensation Plan, as amended, upon the consummation of the merger;

•

enhanced benefits in the event of a qualifying termination within a protected period subsequent to the merger under the following plans, programs and arrangements, each of which is described in further detail in Chesapeake’s most recent proxy statement:

•	Chesapeake’s 2014 Long-Term Incentive Plan, as amended and restated; and

•	the employment agreement between Robert D. Lawler and Chesapeake, as amended; and

•	the employment agreements between Chesapeake and certain of Chesapeake’s Executive Vice Presidents and Senior Vice President.

The Chesapeake board after the merger will remain unchanged and will consist of the current directors from the Chesapeake board as of the effective time (other than as publicly announced by Chesapeake in the ordinary course and except as described in the section below entitled “—Board of Directors and Management of Chesapeake Following Completion of the Merger”).

The members of the Chesapeake board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that Chesapeake shareholders approve the Chesapeake proposals.

Board of Directors and Management of Chesapeake Following Completion of the Merger

Subject to the approval by Chesapeake’s shareholders of the Chesapeake board size proposal prior to the effective time of the merger, Chesapeake shall take all necessary actions to cause the Chesapeake bylaws to be amended as of the effective time of the merger so that such bylaws shall provide that the maximum size of the Chesapeake board shall be increased from 10 members to 11 members.

Prior to the effective time of the merger, Chesapeake shall take all necessary corporate action so that upon and after the effective time of the merger, the first director is appointed to the Chesapeake board. The first director must be reasonably acceptable to Chesapeake; provided that any director of WildHorse as of October 29, 2018 shall be deemed reasonably acceptable to Chesapeake, without requiring any further approval from Chesapeake. Chesapeake, through the Chesapeake board, shall take all necessary action to nominate such director for election to the Chesapeake board in the proxy statement relating to the first annual meeting of the shareholders of Chesapeake following the closing.

If (i) the Chesapeake board size proposal has been approved by Chesapeake’s shareholders prior to the effective time of the merger or (ii) following the effective time of the merger a vacancy occurs on the

Chesapeake board, then in either case, Chesapeake shall take all necessary corporate action so that upon and after the effective time of the merger (if the Chesapeake board size proposal has been approved), or as promptly as practicable following the first vacancy on the Chesapeake board (if the Chesapeake board size proposal has not been approved), the first director and the second director are appointed to the Chesapeake board. The second director must be reasonably acceptable to Chesapeake; provided that any director of WildHorse as of October 29, 2018 shall be deemed reasonably acceptable to Chesapeake, without requiring any further approval from Chesapeake. Chesapeake, through the Chesapeake board, shall take all necessary action to nominate, subject to the approval of the Chesapeake board size proposal or the existence of a vacancy on Chesapeake’s board, the second director for election to the Chesapeake board in the proxy statement relating to the first annual meeting of the shareholders of Chesapeake following the closing.

Approval by Chesapeake’s shareholders of the Chesapeake board size proposal is not a condition to any party’s obligation to complete the merger. For more information on the conditions to the completion of the merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 171.

Upon completion of the merger, the current directors and executive officers of Chesapeake are expected to continue in their current positions, other than as may be publicly announced by Chesapeake in the normal course of business.

Additionally, Chesapeake will continue to be headquartered in Oklahoma City, Oklahoma.

Quantification of Potential Payments and Benefits to Chesapeake’s Named Executive Officers in Connection with the Transaction

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each current named executive officer of Chesapeake that is based on, or otherwise relates to, the transaction, which is referred to as the transaction-related compensation. For additional details regarding the terms of the payments and benefits described below, see the section entitled “The Merger—Interests of Chesapeake Directors and Executive Officers in the Merger.”

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the transaction. For purposes of calculating such amounts, the following assumptions were used:

•

the value of each Chesapeake ordinary share is $3.53 based on the average closing price per Chesapeake ordinary share over the five business days from October 30, 2018 through November 5, 2018, following the first public announcement of the transaction on the morning of October 30, 2018;

•	the effective time of the merger will be February 1, 2019, which is the assumed date of the closing of the transaction solely for purposes of the disclosure in this section; and

•

each named executive officer of Chesapeake was terminated without “cause” (as such term is defined in the relevant agreements) in connection with the transaction, in either case immediately following the assumed effective time of February 1, 2019. In the case of the named executive officers of Chesapeake, the relevant compensation plans, equity plans and agreements will be those providing for severance payments and benefits as described above in “The Merger—Interests of Chesapeake Directors and Executive Officers in the Merger.”

Upon a “change of control,” as defined in each executive employment agreement and assuming the occurrence of any required termination of employment, each current NEO is entitled to the following payments. As a result of the foregoing assumptions, however, the actual amounts to be received by a named executive officer may materially differ from the amounts set forth below.

Robert D. (“Doug”) Lawler

If Mr. Lawler is terminated “without cause” or terminates employment “for good reason” during a 24-month period commencing on the effective date of a change of control, he will receive (i) a lump sum cash payment equal to 2.75 times his base salary and annual bonus, plus the value of unvested cash-settled performance share units (“PSUs”), assuming a level of performance that is the greater of target or actual performance on the date of the change of control cash-settled performance share units; (ii) immediate vesting of all unvested equity-based compensation, including restricted stock units, stock options and stock-settled PSUs; (iii) a benefits payment consisting of accrued but unused paid time off; and (iv) immediate vesting of unvested Chesapeake matching contributions under the deferred compensation plan.

Other Named Executive Officers

The employment agreements of Chesapeake’s NEOs, other than the CEO, upon the termination by Chesapeake “without cause” or resignation “for good reason” during a 24-month period commencing on the effective date of a change of control, provide for a lump sum payment of two times the sum of base salary and annual bonus; (ii) all unvested equity-based compensation and unvested Chesapeake matching contributions under the deferred compensation plan will immediately vest, and unvested PSUs shall be deemed to have achieved a level of performance that is the greater of target or actual performance on the date of the change of control; and (iii) a benefits payment consisting of accrued but unused paid time off; and (iv) immediate vesting of unvested Chesapeake matching contributions under the deferred compensation plan.

Name	Cash(1)	Equity(2)	Benefits(3)	Other(4)	Total
Robert D. Lawler	$21,596,843	$10,336,033	$88,461	$0	$31,932,876
Domenic J. Dell’Osso, Jr.	$6,696,822	$2,787,500	$48,261	$0	$9,532,583
James R. Webb	$5,823,363	$2,382,398	$42,529	$0	$8,251,290
Frank J. Patterson	$6,108,520	$2,600,530	$44,911	$91,997	$8,845,958
M. Jason Pigott	$5,475,488	$2,382,398	$38,276	$0	$7,896,162

(1)

The cash severance amount shown for each named executive officer consists of a lump sum payment equal to 2.75 times for Mr. Lawler, or two times for the other named executive officers, the sum of the named executive officer’s base salary and annual bonus. The cash severance payments are all considered to be double-trigger payments, which means that both a change in control, such as the merger, and a qualifying termination of employment must occur prior to any payment being provided to the named executive officer.

For all NEOs, the annual bonus compensation applicable to the severance payment is the average of the annual bonus payments the executive received during the immediately preceding three calendar years unless the executive has been employed by Chesapeake or held the position stated in the agreement for less than 15 months prior to the date of termination, in which case the annual bonus is the greater of the executive’s target bonus for the year in which the date of termination occurs or the average annual bonus payments the executive has received during the immediately preceding three calendar years.

	Cash Severance ($)	Bonus ($)	Cash- Settled PSUs ($)	Total ($)
Robert D. Lawler	$10,455,061	$2,730,000	$8,411,782	$21,596,843
Domenic J. Dell’Osso, Jr.	$3,775,429	$1,268,750	$1,652,644	$6,696,823
James R. Webb	$3,254,680	$1,093,750	$1,474,933	$5,823,363
Frank J. Patterson	$3,300,876	$1,155,000	$1,652,644	$6,108,520
M. Jason Pigott	$2,994,305	$1,006,250	$1,474,933	$5,475,488

(2)

The amounts shown in this column reflect the maximum potential value of the acceleration of outstanding Chesapeake restricted stock awards, stock options, stock-settled PSUs and unvested cash-settled PSUs that each named executive officer could receive in connection with the merger. These amounts are all considered to be double-trigger benefits because they will vest upon a change in control and a qualifying termination of employment.

	Restricted Stock ($)	Stock Options ($)	Stock- Settled PSUs ($)	Total ($)
Robert D. Lawler	$8,881,180	$520,000	$934,853	$10,336,033
Domenic J. Dell’Osso, Jr.	$1,721,839	$317,778	$747,883	$2,787,500
James R. Webb	$1,532,596	$288,889	$560,913	$2,382,398
Frank J. Patterson	$1,721,839	$317,778	$560,913	$2,600,530
M. Jason Pigott	$1,532,596	$288,889	$560,913	$2,382,398

(3)	The amounts shown in this column reflect the value of accrued paid time off. These amounts will be paid upon a qualifying termination of employment, regardless of whether there is a change in control.
(4)

The amounts shown in this column reflect the immediate vesting of all unvested account balances under Chesapeake’s Amended and Restated Deferred Compensation Plan, as amended, upon consummation of the merger. These amounts are all considered to be single-trigger benefits because they will vest upon completion of the merger.

Interests of WildHorse Directors and Executive Officers in the Merger

In considering the recommendations of the WildHorse board with respect to the merger proposal and the non-binding, advisory compensation proposal, WildHorse stockholders should be aware that the executive officers and directors of WildHorse have interests in the merger that may be different from, or in addition to, the interests of WildHorse stockholders generally.

These interests include, but are not limited to, the treatment in the merger of outstanding awards of WildHorse restricted stock, potential severance payments and benefits upon a qualifying termination of employment in connection with the merger and rights to ongoing indemnification and insurance coverage. These interests are described in more detail below, and certain of them are quantified in the narrative and tabular disclosure included in the section entitled “The Merger—Quantification of Potential Payments and Benefits to WildHorse’s Named Executive Officers in Connection with the Transaction” beginning on page 138. The members of the WildHorse board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that WildHorse stockholders approve the merger proposal.

Treatment of WildHorse Restricted Stock Awards

WildHorse Restricted Stock

Immediately prior to the effective time of the merger, each outstanding award of WildHorse restricted stock granted under the WildHorse stock plan will automatically vest in full and any forfeiture restrictions applicable to such shares of WildHorse restricted stock will lapse immediately. As a result, each share of WildHorse restricted stock will be treated as an unrestricted share of WildHorse common stock for purposes of the merger, including the right to receive the merger consideration, less applicable taxes required to be withheld with respect to such vesting.

Quantification of Value of Accelerated WildHorse Restricted Stock

The following table sets forth, for each executive officer of WildHorse and each member of the WildHorse board, (1) the number of shares of WildHorse restricted stock held by such individual as of the date of this filing and (2) the estimated value of the accelerated vesting of those shares (on a pre-tax basis) as a result of the merger. Such amounts have been calculated assuming that (x) the applicable individual elects to receive the merger consideration solely in the form of Chesapeake common shares, (y) the closing price of a share of WildHorse common stock on the completion of the merger is $21.12 (which itself is determined by multiplying the stock-only exchange ratio by $3.53, which represents the average closing price of a share of Chesapeake common stock over the first five business days following the first public announcement of the merger) and (z) the merger is completed on February 1, 2019. Certain of the awards shown below will vest prior to the merger, but are included here because they remain unvested as of the date of this filing. The actual value of the acceleration of the shares of WildHorse restricted stock cannot be determined with any certainty until the actual acceleration occurs.

	Number of Shares of WildHorse Restricted Stock to be Accelerated (#)	Value of Accelerated Shares of WildHorse Restricted Stock ($)
Executive Name
Jay C. Graham	339,956	7,179,871
Anthony Bahr	321,485	6,789,763
Andrew J. Cozby	296,078	6,253,174
Steve Habachy	184,967	3,906,503
Kyle N. Roane	296,078	6,253,174

Director Name
Brian A. Bernasek
Jonathan M. Clarkson	8,269	174,641
Scott A. Gieselman
David W. Hayes
Stephanie C. Hildebrandt	8,269	174,641
Grant E. Sims	8,269	174,641
Martin W. Sumner
Tony R. Weber

Executive Officer Severance Arrangements

WildHorse does not maintain employment agreements with its executive officers. However, WildHorse maintains the WildHorse Executive Change in Control and Severance Benefit Plan (which we refer to as the “WildHorse severance plan”) in which its executive officers are eligible to participate. The WildHorse severance plan provides that upon a change in control, which includes the merger, all outstanding unvested equity awards held by the WildHorse executive officers will immediately become fully vested. Further, the WildHorse severance plan provides certain “double trigger” payments and benefits, meaning that the payments or other benefits become due only if the executive officer’s employment is terminated without cause or by the executive for good reason (which we refer to as a “qualifying termination”) within two years after the occurrence of a change of control, which includes the merger.

The payments and benefits due to an executive officer under the WildHorse severance plan upon a qualifying termination following a change in control are: (i) accrued but unpaid salary, earned but unpaid performance bonus for a completed fiscal year prior to the date of termination, reimbursement of eligible expenses incurred through the date of termination, and any employee benefits to which the executive officer may be entitled pursuant to the terms governing such benefits; (ii) a pro rata performance bonus for the calendar year of termination, payable in a lump sum as soon as administratively feasible following preparation of the unaudited financial statements for the applicable calendar year, but in no event later than March 15 of the calendar year to which the performance bonus relates; (iii) a lump sum amount equal to three (3) times (for Messrs. Graham and Bahr), or two and one half (2.5) times in the case of all other executives, the sum of the officer’s base salary plus the greater of the officer’s average performance bonus for the two calendar years preceding the date of termination and the target performance bonus for the year in which the date of termination occurs, payable within 60 days following executive officer’s date of termination; and (iv) continuation of medical and dental benefits (if elected by the executive) for 36 months (for Mr. Graham), or 30 months for all other executives, following the date of termination, with the full cost of such continuation coverage being reimbursed to the executive officer on a monthly basis. If so required by the administrator of the WildHorse severance plan, the payments and benefits set forth in (ii)—(iv) will be contingent on the executive officer’s execution of a release of claims in favor of WildHorse.

For purposes of the WildHorse severance plan, the term “cause” generally means a determination made by two-thirds (2/3) of the WildHorse board that an executive officer (i) has been convicted of a misdemeanor involving moral turpitude or a felony, (ii) has engaged in grossly negligent or willful misconduct in the performance of his duties for WildHorse (other than due to the executive officer’s incapacity due to physical or mental illness), which actions have had a material detrimental effect on WildHorse and which actions continued for a period of thirty (30) days after a written notice of demand for performance has been delivered to the executive officer specifying the manner in which the executive officer has failed to perform, (iii) has engaged in conduct which is materially injurious to WildHorse (including, without limitation, misuse or misappropriation of WildHorse’s funds or other property) or (iv) has committed an act of fraud.

Additionally, under the WildHorse severance plan, the term “good reason” generally means, without the express written consent of the executive officer, the occurrence of one of the following arising on or after the date such executive officer commences participation in the WildHorse severance plan: (i) a material reduction in the executive officer’s base compensation, (ii) a material diminution in the executive officer’s authority, duties or responsibilities, (iii) a permanent relocation in the geographic location at which the executive officer must perform services to a location more than 50 miles from the location at which the executive officer normally performed services immediately before the relocation, (iv) a material reduction in the authority, duties, or responsibilities of the person to whom the executive officer reports, or (v) any other action or inaction that constitutes a material breach by WildHorse of its obligations under the WildHorse severance plan.

For an estimate of the value of the payments and benefits described above that would be payable to the WildHorse’s named executive officers under the WildHorse severance plan upon a qualifying termination in connection with the merger, see the section entitled “—Quantification of Potential Payments and Benefits to WildHorse’s Named Executive Officers in Connection with the Transaction—Golden Parachute Compensation” below.

Potential New Agreements with WildHorse Executive Officers

Subsequent to the execution of the merger agreement, there have been discussions between WildHorse and Messrs. Graham and Bahr regarding certain transition matters. In connection with these discussions, WildHorse may enter into new agreements with Messrs. Graham and Bahr that will remain effective after the closing of the merger. However, at this time there is no assurance that any discussions between the parties will result in any new agreements or, if so, what the terms and conditions of any such agreements would be.

Quantification of Potential Payments and Benefits to WildHorse’s Named Executive Officers in Connection with the Transaction

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of WildHorse’s named executive officers, that is based on or otherwise relates to the merger and that will or may become payable to the named executive officers at the completion of the merger or on a qualifying termination of employment upon or following the consummation of the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the WildHorse named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of WildHorse stockholders. The “named executive officers” are the individuals listed as such in WildHorse’s most recent annual proxy statement.

The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of WildHorse’s named executive officers would receive using the following assumptions: (i) the completion of the merger occurs on February 1, 2019, (ii) each named executive officer experiences a qualifying termination at such time, (iii) the named executive officer’s base salary rate and annual target bonus remain unchanged from that in effect as of the date of this filing, (iv) shares of WildHorse restricted stock outstanding as of the date hereof do not otherwise vest prior to the completion of the merger, (v) the applicable individual elects to receive the merger consideration solely in the form of Chesapeake common shares, (vi) the closing price of a share of WildHorse common stock on the completion of the merger is $21.12 (which itself is determined by multiplying the stock-only exchange ratio by $3.53, which represents the average closing price of a share of Chesapeake common stock over the first five business days following the first public announcement of the merger); (vii) no named executive officers receive any additional equity grants prior to completion of the merger and (viii) each named executive officer has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive the payments and benefits. All payments described in the table and accompanying footnotes below are paid in separate, lump sum payments. Values shown below do not take into account any impact of excise taxes or payment reductions imposed in connection with Sections 280G or 4999 of the Code, or any increase in compensation that may occur following the date of this filing or following the Merger. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by the WildHorse named executive officers may differ from the amounts set forth below.

Golden Parachute Compensation

	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
Jay C. Graham	5,075,655	7,179,871	65,808	12,321,334
Anthony Bahr	5,075,655	6,789,763	65,808	11,931,226
Andrew J. Cozby	2,528,055	6,253,174	54,840	8,836,069
Steve Habachy	2,528,055	3,906,503	54,840	6,489,398
Kyle N. Roane	2,528,055	6,253,174	54,840	8,836,069

(1)

The amount shown for each named executive officer consists of: (a) a lump sum cash severance equal to three times (for Messrs. Graham and Bahr), or two and a half times (for the other named executive officers), the sum of (i) the named executive officer’s base salary and (ii) the greater of the named executive officer’s average performance bonus for the two calendar years preceding the date of termination and the target performance bonus for the year in which the date of termination occurs and (b) a pro rata portion of the named executive officer’s performance bonus for the 2018 calendar year, in each case, payable pursuant to the WildHorse severance plan and set forth in more detail below this footnote. The severance payment and the 2018 pro rata bonus payment are both considered to be double-trigger payments, which means that both a change in control, such as the merger, and a qualifying termination of employment must occur prior to any payment being provided to the named executive officer.

	Cash Severance ($)	Pro-Rata 2018 Bonus ($)	Total ($)
Jay C. Graham	5,022,000	53,655	5,075,655
Anthony Bahr	5,022,000	53,655	5,075,655
Andrew J. Cozby	2,500,000	28,055	2,528,055
Steve Habachy	2,500,000	28,055	2,528,055
Kyle N. Roane	2,500,000	28,055	2,528,055

(2)

The amounts shown in this column reflect the maximum potential value of the acceleration of outstanding WildHorse restricted stock awards that each named executive officer could receive in connection with the merger. The amount of awards deemed to be held by each named executive officer has been disclosed within the tables above under the heading “Quantification of Value of Accelerated WildHorse Time-Based and Performance-Based Restricted Stock.” These amounts are all considered to be single-trigger benefits because they will vest solely upon a change in control.
(3)

The amounts shown in this column reflect the value of medical and dental benefit continuation, as provided under the WildHorse severance plan for a period of 36 months (for Messrs. Graham and Bahr) and a period of 30 months (for the other named executive officers). Along with the severance and bonus payments noted in the first column, these payments would be considered double-trigger benefits.

Indemnification and Insurance

Chesapeake and the surviving corporation have agreed to, jointly and severally, indemnify, defend and hold harmless each person who is now, or has been at any time prior to October 29, 2018 or who becomes prior to the effective time of the merger, a director or officer of WildHorse or any of its subsidiaries or who acts as a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by WildHorse, in each case, when acting in such capacity and, solely to the extent of any proceedings where the indemnified person is a party as a result of the fact that such party controls or has controlled WildHorse or any of its subsidiaries prior to the date of the merger agreement, each person who controls or is alleged to control, directly or indirectly, WildHorse or any of its subsidiaries (whom we refer to as the “indemnified persons”), against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any threatened or actual claim, action, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling to which such indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was a director or officer of WildHorse or any of its subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by WildHorse or is or was serving at the request of WildHorse or any of its subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the effective time of the merger and whether asserted or claimed prior to, at or after the effective time of the merger (which liabilities we refer to as “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated by the merger agreement, in each case to the fullest extent permitted under applicable law (and Chesapeake and the surviving corporation will, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each indemnified person to the fullest extent permitted under applicable law).

Chesapeake and the surviving corporation will not amend, repeal or otherwise modify any provision in the organizational documents of the surviving corporation in any manner that would affect (or manage the surviving corporation or its subsidiaries, with the intent to or in a manner that would affect) adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Chesapeake and the surviving corporation will fulfill and honor any indemnification, expense advancement, or exculpation agreements between WildHorse or any of its subsidiaries and any of its directors or officers existing and in effect prior to October 29, 2018.

Chesapeake and the surviving corporation will cause to be put in place, and Chesapeake will fully prepay immediately prior to the effective time of the merger, “tail” insurance policies with a claims period of at least six years from the effective time of the merger (which we refer to as the “tail period”) from an insurance carrier with the same or better credit rating as WildHorse’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as WildHorse’s existing policies, subject to a premium cap, with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the effective time of the merger. For additional information, see the section entitled “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 167.

Listing of Chesapeake Shares; Delisting and Deregistration of WildHorse Shares

If the merger is completed, the shares of Chesapeake common stock to be issued in the merger will be listed for trading on the NYSE, shares of WildHorse common stock will be delisted from the NYSE and deregistered under the Exchange Act, and WildHorse will no longer be required to file periodic reports with the SEC in connection with its common stock, pursuant to the Exchange Act.

Accounting Treatment of the Merger

Chesapeake prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Chesapeake will be treated as the acquirer for accounting purposes.

Treatment of Indebtedness

As of September 30, 2018, WildHorse had outstanding $399 million of borrowings under WildHorse’s existing credit facility. Completion of the merger would give rise to an event of default under the terms of the WildHorse credit facility. To avoid an event of default, Chesapeake will need to either obtain waivers or consents from the lenders under the WildHorse credit facility or the WildHorse credit facility will need to be repaid in full and terminated in connection with the merger. If Chesapeake elects to repay the WildHorse credit facility, Chesapeake may draw on Chesapeake’s existing credit facility, use cash on hand, issue debt securities or use other sources of liquidity to fund the repayment. Chesapeake may also choose to increase commitments under the Chesapeake credit facility into a combined credit facility in connection with the consummation of the merger.

As of September 30, 2018, WildHorse had outstanding $700 million aggregate principal amount of 6.875% senior unsecured notes due 2025. If the WildHorse senior notes are downgraded within 90 days after the consummation of the merger (which constitutes a “Change of Control” under the WildHorse indenture), the WildHorse indenture requires WildHorse (or a third-party, in certain circumstances) to make an offer to repurchase the WildHorse senior notes at 101% of their principal value, plus accrued and unpaid interest, within 30 days of such downgrade. If any holder of WildHorse senior notes accepts such offer, Chesapeake may draw on Chesapeake’s existing credit facility, use cash on hand, issue debt securities or use other sources of liquidity to fund such repurchase. If Chesapeake is not required to make such offer or not all holders of WildHorse senior notes accepts such an offer, Chesapeake may seek to amend, engage in liability management transactions with respect to, or redeem or refinance, the WildHorse senior notes prior to, in connection with or at any time after the merger. Alternatively, Chesapeake could designate WildHorse as an “Unrestricted Subsidiary” under its revolving credit facility; as such, the WildHorse senior notes would remain outstanding, all transactions between Chesapeake and WildHorse would be on an arm’s-length basis and WildHorse would continue to report its financial results to its creditors pursuant to the requirements of the Exchange Act. Chesapeake does not currently anticipate taking any action with respect to the outstanding senior notes of Chesapeake in connection with the merger.

For a description of Chesapeake’s and WildHorse’s existing indebtedness see Chesapeake’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed on October 30, 2018, and WildHorse’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed on November 8, 2018, each of which is incorporated by reference into this joint proxy statement/prospectus.

No Dissenters’ or Appraisal Rights

No dissenters’ or appraisal rights will be available with respect to the transactions contemplated by the merger agreement.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement, which was executed on October 29, 2018. The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary are included solely to provide you with information regarding the terms of the merger agreement. Factual disclosures about Chesapeake, WildHorse, or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or in Chesapeake’s or WildHorse’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Chesapeake or WildHorse, as applicable, contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Chesapeake, WildHorse and Merger Sub were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by Chesapeake, WildHorse and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Chesapeake and WildHorse delivered to each other in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since October 29, 2018. You should not rely on the merger agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Chesapeake, WildHorse and Merger Sub or any of their respective subsidiaries or affiliates.

The Merger

Upon the terms and subject to the conditions of the merger, at the effective time of the merger, Merger Sub will be merged with and into WildHorse in accordance with the DGCL. As a result of the merger, the separate existence of Merger Sub will cease and WildHorse will continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, we sometimes refer to WildHorse as the “surviving corporation”). Immediately following the effective time of the merger, the surviving corporation will be merged with and into LLC Sub, with the LLC Sub continuing as a wholly owned subsidiary of Chesapeake.

At the effective time of the merger, the merger will have the effects set forth in the merger agreement and the applicable provisions of the DGCL and all the property, rights, privileges, powers and franchises of each of WildHorse and Merger Sub will vest in the surviving corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of WildHorse and Merger Sub will become the debts, liabilities, obligations, restrictions, disabilities and duties of the surviving corporation.

Closing

Unless otherwise mutually agreed to in writing between Chesapeake and WildHorse, the completion of the merger will take place at 9:00 a.m. Central Time on the second business day following the satisfaction or waiver of the conditions to the completion of the merger (other than any such conditions which by their nature cannot be satisfied until the closing date, which will be required to be so satisfied or (to the extent permitted by applicable law) waived in accordance with the merger agreement on the closing date). For more information on the conditions to the completion of the merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 171. We refer to the date on which the completion of the merger occurs as the “closing date.”

As soon as practicable on the closing date after the completion of the merger, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL will be filed with the Office of the Secretary of State of the State of Delaware and the merger will become effective upon the filing and acceptance of such certificate of merger with the Office of the Secretary of State of the State of Delaware, or at such later time as agreed in writing by Chesapeake and WildHorse and specified in such certificate of merger.

Organizational Documents; Directors and Officers

At the effective time of the merger, the WildHorse charter and the WildHorse bylaws in effect immediately prior to the effective time of the merger will be the certificate of incorporation and the bylaws of the surviving corporation, until duly amended, in accordance with their respective terms and applicable law. At the effective time of the LLC Sub merger, the certificate of formation and limited liability company agreement of LLC Sub will continue to be the certificate of formation and limited liability company agreement of the surviving entity.

Chesapeake and WildHorse have agreed to take all necessary action such that from and after the effective time of the merger, the directors of Merger Sub immediately prior to the effective time will be the directors of the surviving corporation and the officers of Merger Sub immediately prior to the effective time will be the officers of the surviving corporation, and such directors and officers will serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the organizational documents of the surviving corporation.

Subject to the approval by Chesapeake’s shareholders of the Chesapeake charter amendments prior to the effective time of the merger, Chesapeake shall take all necessary actions to cause the Chesapeake charter amendments to become effective at or immediately following the effective time of the merger, and Chesapeake’s certificate of incorporation, as amended by the Chesapeake charter amendments, shall be the certificate of incorporation of Chesapeake until duly amended in accordance with the provisions thereof and applicable law.

Subject to the approval by Chesapeake’s shareholders of the Chesapeake board size amendment prior to the effective time of the merger, Chesapeake shall take all necessary actions to cause the Chesapeake bylaws to be amended as of the effective time of the merger so that such bylaws shall provide that the maximum size of the Chesapeake board shall be increased from 10 members to 11 members.

Prior to the effective time of the merger, Chesapeake shall take all necessary corporate action so that upon and after the effective time of the merger, the first director is appointed to the Chesapeake board. The first director must be reasonably acceptable to Chesapeake; provided that any director of WildHorse as of October 29, 2018 shall be deemed reasonably acceptable to Chesapeake, without requiring any further approval from Chesapeake. Chesapeake, through the Chesapeake board, shall take all necessary action to nominate such director for election to the Chesapeake board in the proxy statement relating to the first annual meeting of the shareholders of Chesapeake following the closing.

If (i) the Chesapeake board size amendment has been approved by Chesapeake’s shareholders prior to the effective time of the merger or (ii) following the effective time of the merger a vacancy occurs on the Chesapeake board, then in either case, Chesapeake shall take all necessary corporate action so that upon and after the effective time of the merger (if the Chesapeake board size amendment has been approved), or as promptly as practicable following the first vacancy on the Chesapeake board, the first director and the second director are appointed to the Chesapeake board. The second director must be reasonably acceptable to Chesapeake; provided that any director of WildHorse as of October 29, 2018 shall be deemed reasonably acceptable to Chesapeake, without requiring any further approval from Chesapeake. Chesapeake, through the Chesapeake board, shall take all necessary action to nominate, subject to the approval of the Chesapeake board size amendment or the existence of a vacancy on Chesapeake’s board, the second director for election to the Chesapeake board in the proxy statement relating to the first annual meeting of the shareholders of Chesapeake following the closing.

Approval by Chesapeake’s shareholders of the Chesapeake charter amendments is not a condition to any party’s obligation to complete the merger. For more information on the conditions to the completion of the merger, please see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 171.

Effect of the Merger on Capital Stock; Merger Consideration

At the effective time of the merger, by virtue of the merger and without any action on the part of Chesapeake, Merger Sub, WildHorse, or any holder of any securities of Chesapeake, Merger Sub or WildHorse:

•

Each share of capital stock of Merger Sub issued and outstanding immediately prior to the effective time of the merger will be converted into and will represent one fully paid and nonassessable share of common stock of the surviving corporation.

•

Each share of WildHorse common stock, including WildHorse preferred stock, which will be converted to WildHorse common stock prior to the effective time of the merger, issued and outstanding immediately prior to the effective time of the merger (excluding any excluded shares) will be converted automatically at the effective time of the merger into the right to receive from Chesapeake:

•

For each share of WildHorse common stock with respect to which an election to receive mixed consideration has been made and not revoked or lost pursuant to the merger agreement, the mixed consideration;

•

For each share of WildHorse common stock with respect to which an election to receive only share consideration has been made and not revoked or lost pursuant to the merger agreement, the share consideration; or

•	For each share of WildHorse common stock with respect to which no election to receive the share consideration or mixed consideration has been made, the share consideration.

All such shares of WildHorse common stock will cease to be outstanding and will automatically be canceled and cease to exist. Each holder of a share of WildHorse common stock that was outstanding immediately prior to the effective time of the merger will cease to have any rights with respect thereto, except the right to receive the merger consideration, any dividends or other distributions paid with respect to such shares following the effective time and any cash to be paid in lieu of any fractional shares of Chesapeake common stock.

All excluded shares will automatically be canceled and cease to exist as of the effective time of the merger, and no consideration will be delivered in exchange for excluded shares. All shares of WildHorse common stock held by any wholly owned subsidiary of Chesapeake (other than Merger Sub) or any wholly owned subsidiary of WildHorse immediately prior to the effective time of the merger shall automatically be converted into such number of shares of Chesapeake common stock equal to the share consideration.

In the event of any change in the number of shares of WildHorse or Chesapeake common stock or securities convertible or exchangeable into or exercisable for shares of WildHorse or Chesapeake common stock (in each case issued and outstanding after October 29, 2018 and before the effective time) by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the merger consideration will be equitably adjusted to reflect the effect of such change.

Treatment of WildHorse Restricted Stock Awards in the Merger

Immediately prior to the effective time of the merger, each outstanding award of shares of WildHorse restricted stock granted under the WildHorse stock plan will automatically vest in full and any forfeiture restrictions applicable to such shares of WildHorse restricted stock will lapse immediately. As a result, each share of WildHorse restricted stock will be treated as and will have the same rights as an unrestricted share of WildHorse common stock, including the right to receive the merger consideration, less applicable taxes required to be withheld with respect to such vesting.

Payment for Securities; Exchange

Prior to the effective time of the merger, Chesapeake has agreed to enter into an agreement with EQ Shareowner Services, or another firm reasonably acceptable to Chesapeake and WildHorse, to act as agent for the holders of WildHorse common stock in connection with the merger (which we refer to as the “exchange agent”). On the closing date and prior to the filing of the certificate of merger, Chesapeake has agreed to deposit with the exchange agent, for the benefit of the former holders of shares of WildHorse common stock issued and outstanding immediately prior to the effective time of the merger, the number of shares of Chesapeake common stock issuable as merger consideration pursuant to the merger agreement and sufficient cash to be delivered as merger consideration pursuant to the merger agreement. Chesapeake has also agreed to make available to the exchange agent, from time to time as needed, cash sufficient to pay certain dividends and other distributions on the shares of Chesapeake common stock issuable as merger consideration. Chesapeake or the surviving corporation will pay all charges and expenses, including those of the exchange agent, in connection with the exchange of shares of WildHorse common stock for the merger consideration pursuant to the merger agreement.

Book-Entry Shares

As soon as practicable after the effective time of the merger, but in no event more than two business days after the closing date, Chesapeake has agreed to cause the exchange agent to deliver to each record holder, as of immediately prior to the effective time, of WildHorse common stock held in book-entry form, which shares were converted into the right to receive the merger consideration at the effective time of the merger, a letter of transmittal and instructions for use in effecting the surrender of book-entry shares, for payment of the merger consideration. Upon surrender to the exchange agent of a book-entry shares, together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the exchange agent, the holder of such book-entry shares will be entitled to receive in exchange therefor (i) one or more shares of Chesapeake common stock (which will be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Chesapeake common stock, if any, that such holder has the right to receive pursuant to the merger agreement (after taking into account all shares of WildHorse common stock held by such holder as of immediately prior to the effective time) and (ii) a check in the amount equal to the aggregate amount of cash, if any, that such holder has the right to receive pursuant to the cash portion of any mixed consideration and any cash payable in lieu of any fractional shares of Chesapeake common stock and dividends and other distributions on the shares of Chesapeake common stock issuable as merger consideration, as subject to applicable provisions of the merger agreement.

No Interest

No interest will be paid or accrued on the merger consideration, cash in lieu of fractional shares or any unpaid dividends and other distributions payable for shares of WildHorse common stock eligible to receive the merger consideration pursuant to the merger agreement.

Termination of Rights

All merger consideration, dividends and other distributions on the shares of Chesapeake common stock issuable as merger consideration and any cash in lieu of fractional shares of Chesapeake common stock paid upon the surrender of book-entry shares will be deemed to have been paid in full satisfaction of all rights pertaining to such WildHorse common stock. At the effective time of the merger, the stock transfer books of the surviving corporation will be closed immediately, and there will be no further registration of transfers on the stock transfer books of the surviving corporation of the shares of WildHorse common stock that were outstanding immediately prior to the effective time of the merger. If, after the effective time of the merger, book-entry shares are presented to the surviving corporation for any reason, they will be canceled and exchanged for the merger consideration, any cash in lieu of any fractional shares of Chesapeake common stock and dividends and other distributions on the shares of Chesapeake common stock issuable as merger consideration.

No Liability

None of the surviving corporation, Chesapeake, Merger Sub, or the exchange agent will be liable to any holder of WildHorse common stock for any amount of merger consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.

No Fractional Shares of Chesapeake Common Stock

No scrip or shares representing fractional shares of Chesapeake common stock will be issued upon the exchange of eligible shares of WildHorse common stock, and such fractional share interests will not entitle the owner of such fractional share interests to vote or to have any rights of a stockholder of Chesapeake or a holder of shares of Chesapeake common stock. Each holder of shares exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Chesapeake common stock (after taking into account and aggregating all book-entry shares delivered by such holder) will receive, in lieu of such fractional shares of Chesapeake common stock, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Chesapeake common stock, and the denominator of which is the number of shares of Chesapeake common stock constituting a portion of the exchange fund as represents the aggregate of all fractional entitlements of all holders of WildHorse common stock. As promptly as possible following the effective time of the merger, the exchange agent shall sell at then-prevailing prices on the NYSE such number of shares of Chesapeake common stock constituting a portion of the exchange fund as represents the aggregate of all fractional entitlements of all holders of WildHorse common stock, with the cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the exchange agent incurred in connection with such sales) of such sales to be used by the exchange agent to fund the foregoing payments in lieu of fractional shares (and if the proceeds of such share sales by the exchange agent are insufficient for such purpose, then Chesapeake shall promptly deliver to the exchange agent additional funds in an amount equal to the deficiency required to make all such payments in lieu of fractional shares).

Withholding Taxes

Chesapeake, WildHorse, Merger Sub, LLC sub and the exchange agent are entitled to deduct and withhold from the amounts otherwise payable to any holder of WildHorse common stock pursuant to the merger agreement such amount required to be deducted and withheld with respect to the making of such payment under the Code or any similar provisions of state, local or foreign tax law. To the extent that such amounts are so properly deducted or withheld and paid over to the relevant taxing authority by Chesapeake, WildHorse, Merger Sub, LLC Sub or the exchange agent, as the case may be, such deducted or withheld amounts will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction or withholding was made.

Election Procedures

Not less than 30 days prior to the anticipated effective time of the merger or on such other date as Chesapeake and the WildHorse mutually agree (the “mailing date”), WildHorse shall cause to be mailed an election form and other appropriate and customary transmittal materials, in such form as WildHorse shall reasonably specify and as shall be reasonably acceptable to Chesapeake (the “election form”), to each record holder of WildHorse common stock as of a record date that is five business days prior to the mailing date or such other date as mutually agreed to by Chesapeake and WildHorse.

Each election form shall permit the holder (or the beneficial owner through customary documentation and instructions) of WildHorse common stock to specify (i) the number of shares of WildHorse common stock with respect to which such holder elects to receive the share consideration, (ii) the number of shares of WildHorse common stock with respect to which such holder elects to receive the mixed consideration or (iii) that such holder makes no election with respect to such holder’s shares of WildHorse common stock. Any shares of WildHorse common stock with respect to which the exchange agent does not receive a properly completed election form during the period (the “election period”) from the mailing date to 5:00 p.m., New York City time, on the business day that is two business days prior to the closing date or such other date as Chesapeake and WildHorse shall, prior to the closing, mutually agree (the “election deadline”) shall be deemed to have made no election. Chesapeake and the WildHorse shall publicly announce the anticipated election deadline at least five business days prior to the anticipated closing date. If the closing date is delayed to a subsequent date, the election deadline shall be similarly delayed to a subsequent date, and Chesapeake and WildHorse shall promptly announce any such delay and, when determined, the rescheduled election deadline.

WildHorse shall make available one or more election forms as may reasonably be requested from time to time by all persons who become holders or beneficial owners of shares of WildHorse common stock during the election period, and Chesapeake shall provide the exchange agent all information reasonably necessary for it to perform its duties as specified in the merger agreement.

Any such election shall have been properly made only if the exchange agent shall have actually received a properly completed election form during the election period. Any election form may be revoked or changed by the person submitting it, by written notice received by the exchange agent during the election period. In the event an election form is revoked during the election period, the shares of WildHorse common stock represented by such election form shall be deemed to have made no election, except to the extent a subsequent election is properly made during the election period. Subject to the terms of the merger agreement and of the election form, the exchange agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding such matters shall be binding and conclusive. None of Chesapeake, Merger Sub, WildHorse or the exchange agent shall be under any obligation to notify any person of any defect in an election form.

No Dissenters’ or Appraisal Rights

No dissenters’ or appraisal rights will be available with respect to the transactions contemplated by the merger agreement.

Representations and Warranties

Representations and Warranties

The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by WildHorse and Chesapeake that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in forms, reports, certifications, schedules, statements and documents filed with or furnished to the SEC by WildHorse or Chesapeake, as applicable, prior to October 29, 2018 or in the disclosure letters delivered by WildHorse and Chesapeake to each other in connection with the merger agreement. These representations and warranties relate to, among other things:

•	organization, good standing and qualification to conduct business;

•	capitalization, including regarding:

•

the number of shares of common stock, preferred stock and/or other capital stock of Chesapeake (or, as applicable, WildHorse) issued, outstanding and/or reserved for issuance, and that such stock has been duly authorized and validly issued;

•

the absence of pre-emptive rights and other rights giving any persons the right to subscribe for, purchase or acquire from Chesapeake or its subsidiaries (or, as applicable, WildHorse and its subsidiaries) any securities of Chesapeake and its subsidiaries (or, as applicable, WildHorse and its subsidiaries) or any securities convertible into or exchangeable or exercisable for, or giving any person a right to subscribe for or acquire, any such securities;

•

the absence of obligations of Chesapeake or its subsidiaries (or, as applicable, WildHorse and its subsidiaries) to redeem or otherwise acquire any securities of it or its affiliates or any securities convertible into or exchangeable or exercisable for, or giving any person a right to subscribe for or acquire, any such securities;

•

the absence of any bonds, debentures, notes or other obligations the holders of which have the right to vote, or which are convertible into securities having the right to vote on any matters on which the Chesapeake shareholders and its subsidiaries (or, as applicable, WildHorse and its subsidiaries) may vote;

•	the absence of any stockholders agreements, voting trusts or other agreements, other than disclosed agreements; and

•

the absence of interests in any material joint venture, or, directly or indirectly, equity securities or other similar equity interests or obligations to consummate any material additional investment in any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, governmental entity, association or unincorporated organization, or any other form of business or professional entity, other than Chesapeake’s subsidiaries (or, as applicable, WildHorse’s subsidiaries) and disclosed joint ventures;

•

corporate authority and approval relating to the execution, delivery and performance of the merger agreement, including regarding the approval by the Chesapeake board and WildHorse board of the merger agreement and the transactions contemplated by the merger agreement;

•

the absence of a default or adverse change in the rights or obligations under any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Chesapeake or any of its subsidiaries (or, as applicable, WildHorse or any of WildHorse’s subsidiaries) are a party or violation of Chesapeake’s (or, as applicable, WildHorse’s) organizational documents as a result of entering into, delivering and performing under the merger agreement and consummating the merger;

•

governmental filings, notices, reports, registrations, approvals, consents, ratifications, permits, permissions, waivers or expirations of waiting periods or authorizations required in connection with the execution, delivery and performance of the merger agreement and the completion of the merger;

•	filings with the SEC since January 1, 2017 and the financial statements included therein;

•	compliance with the applicable requirements under the Securities Act and the Exchange Act;

•	the conduct of business in the ordinary course of business since June 30, 2018;

•	the absence of certain undisclosed liabilities;

•

compliance with applicable laws, the absence of governmental investigations and the possession of and compliance with licenses, easements, rights-of-way, fee assets and permits necessary for the conduct of business;

•	the accuracy of the information supplied by WildHorse and Chesapeake for inclusion in this joint proxy statement/prospectus.

•	employee benefit plan and labor matters;

•	tax matters;

•	the absence of certain legal proceedings, investigations and governmental orders against Chesapeake and its subsidiaries (or, as applicable, against WildHorse and its subsidiaries);

•	intellectual property matters;

•	real property;

•	certain consents and permissions of third parties required to conduct the business of Chesapeake and its subsidiaries (or, as applicable, WildHorse and its subsidiaries);

•	certain oil and gas matters;

•	environmental matters;

•	certain material contracts;

•	hedging arrangements and derivative transactions;

•	insurance;

•	certain regulatory matters relating to utilities;

•	opinions of financial advisors; and

•	the absence of any undisclosed broker’s or finder’s fees.

The merger agreement also contains additional representations and warranties by Chesapeake and Merger Sub relating to the following, among other things:

•	the recommendation and approval of the Chesapeake proposals;

•	ownership of shares of WildHorse common stock;

•	conduct of business of Merger Sub;

•	the capitalization of Merger Sub; and

•	the availability of funds required for the consummation of the merger.

Definition of Material Adverse Effect

A “material adverse effect” means, when used with respect to Chesapeake or WildHorse, as applicable, any fact, circumstance, effect, change, event or development that, individually or in the aggregate, materially adversely affects (i) the financial condition, business, or results of operations of such party and its subsidiaries, taken as a whole, or (ii) the ability of such party and its subsidiaries to consummate the merger and the other transaction contemplated by the merger agreement; however, no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following will be deemed to be or constitute a material adverse effect has occurred or may, would or could occur:

•	general economic conditions (or changes in such conditions) or conditions in the global economy generally;

•	political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

•	the announcement of the merger agreement or the pendency or consummation of the merger and the other transactions contemplated by the merger agreement;

•	any actions taken or failure to take action, in each case, to which Chesapeake or WildHorse, as applicable, has requested;

•	compliance with the terms of, or the taking of any action expressly permitted or required by, the merger agreement;

•	the failure to take any action prohibited by the merger agreement;

•

changes in law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;

•

any failure by such party to meet any analysts’ estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such party or any of its subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect); or

•

any proceedings made or brought by any of the current of former stockholders of Chesapeake or WildHorse (on their own behalf or on behalf of such person) against Chesapeake, WildHorse, Merger Sub or any of their directors or officers, arising out of the merger or in connection with any other transactions contemplated by the merger agreement.

Notwithstanding the foregoing, if such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the first three bullets directly above disproportionately adversely affect such party and its subsidiaries, taken as a whole, as compared to the other party and its subsidiaries, taken as a whole, such effects will be taken into account.

A “WildHorse material adverse effect” means a material adverse effect with respect to WildHorse, and a “Chesapeake material adverse effect” means a material adverse effect with respect to Chesapeake.

Interim Operations of WildHorse and Chesapeake Pending the Merger

Interim Operations of WildHorse

WildHorse has agreed that, until the earlier of the effective time of the merger and the termination of the merger agreement, it will, and will cause each of its subsidiaries to, use reasonable best efforts to:

•

conduct its business in the ordinary course consistent with past practice, including by using reasonable best efforts to preserve intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with governmental entities and its significant customers, suppliers, creditors, licensors, licensees, distributors, lessors and others having significant business dealings with WildHorse; and

•

not voluntarily resign, transfer (except in connection with a sale of such oil and gas properties otherwise permitted under the merger agreement) or relinquish any right as operator of any of their material oil and gas properties.

In addition, WildHorse has further agreed that, subject to certain exceptions set forth in the merger agreement, the disclosure letter it delivered to Chesapeake in connection with the merger agreement, required by applicable law or otherwise consented to by Chesapeake in writing (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the effective time of the merger and the termination of the merger agreement, WildHorse will not, and will not permit its subsidiaries to:

•

declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, WildHorse or its subsidiaries, except (1) for dividends and distributions by a direct or indirect wholly-owned subsidiary of WildHorse to WildHorse or another direct or indirect wholly-owned subsidiary of WildHorse or (2) cash dividends payable to holders of WildHorse preferred stock in accordance with the WildHorse certificate of designations, including any dividends that accrue that shall be paid by WildHorse prior to the effective time of the merger to holders of WildHorse preferred stock in cash in lieu of an equivalent increase in the accreted value of such WildHorse preferred stock that otherwise would have occurred pursuant to such section in the absence of such cash payment;

•	permit any increase in the accreted value of WildHorse preferred stock;

•	split, combine or reclassify any capital stock of, or other equity interests in, WildHorse or any of its subsidiaries (other than for transactions by a wholly owned subsidiary of WildHorse);

•

purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, WildHorse or any subsidiary of WildHorse, except (1) as required by the terms of any capital stock or equity interest of a subsidiary, (2) as required by the WildHorse stock plan or (3) as required by the WildHorse certificate of designations, in each case existing as of October 29, 2018;

•

offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, WildHorse or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (1) the delivery of WildHorse common stock upon the vesting or lapse of any restrictions on any shares of restricted WildHorse common stock granted under the WildHorse stock plan and outstanding on October 29, 2018, (2) issuances by a wholly owned subsidiary of WildHorse of such subsidiary’s capital stock or other equity interests to WildHorse or any other wholly owned subsidiary of WildHorse and (3) shares of WildHorse common stock issued upon a conversion of the WildHorse preferred stock in accordance with the WildHorse certificate of designations;

•

amend or propose to amend WildHorse’s certificate of incorporation or bylaws or amend or propose to amend the organizational documents of any of WildHorse’s subsidiaries (other than ministerial changes);

•

merge, consolidate, combine or amalgamate with any person other than another wholly owned subsidiary of WildHorse or acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions for which the consideration is less than $5,000,000 individually or $25,000,000 in the aggregate;

•

sell, lease, transfer, farmout, license, encumber (other than encumbrances permitted by the merger agreement), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, encumber (other than encumbrances permitted by the merger agreement), discontinue or otherwise dispose of, any portion of its assets or properties, other than (1) sales, leases or dispositions for which the consideration is $2,500,000 or less individually or $15,000,000 or less in the aggregate or (2) the sale of hydrocarbons made in the ordinary course of business;

•

authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization of WildHorse or any of its subsidiaries, other than such transactions solely among WildHorse and any wholly owned subsidiaries of WildHorse or solely among wholly owned subsidiaries of WildHorse;

•

change in any material respect their accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of WildHorse and its subsidiaries, except as required by GAAP or applicable law;

•

except as a result of a change in or as otherwise required by law or in the ordinary course of business consistent with past practice, (1) make, change or rescind any material election relating to taxes (including any election for any joint venture, partnership, limited liability company or other investment where WildHorse has the authority to make such binding election in its discretion), (2) settle or compromise any material proceeding relating to taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of WildHorse included in WildHorse’s Exchange Act reports, (4) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes of WildHorse or any of its subsidiaries, (4) enter into any closing agreement with respect to any material amount of tax, (5) amend any material tax return, or (6) change any material method of tax accounting from those employed in the preparation of its income tax returns that have been filed for prior taxable years, except where such change would not have a material and adverse effect on the tax position of WildHorse and its subsidiaries, taken as a whole;

•	take the following actions with respect to employee matters:

•

grant any material increases in the compensation or benefit payable or to become payable to any current or former directors, officers or key employees except as required by applicable law or pursuant to an employee benefit plan sponsored, maintained or contributed to by WildHorse (which we refer to herein as an “WildHorse plan”) existing as of October 29, 2018;

•

pay or agree to pay to any current or former directors, officers or key employees making an annualized salary of more than $175,000, any material pension, retirement allowance or other employee benefit not required by any WildHorse plan existing as of October 29, 2018;

•

enter into any new, or materially amend any existing, material employment, retention, change in control or severance or termination agreement with any directors, officers or key employees making an annualized salary of more than $175,000;

•	hire, promote or terminate the employment or service (other than for cause) of any director, officer or key employee;

•	enter into, amend or terminate any collective bargaining agreement or similar agreement;

•

establish any material WildHorse plan which was not in existence or approved by the WildHorse board prior to October 29, 2018, or amend any such plan or arrangement in existence on October 29, 2018 if such amendment would have the effect of materially enhancing any benefits thereunder;

•

however, no action is a violation of these restrictions if it is otherwise expressly permitted in the merger agreement, in the ordinary course of business, taken in order to comply with applicable law or in order to grant a cash-settled award to current independent directors for fiscal year 2019 that is substantially comparable in value to the annual equity awards granted to such directors in 2018;

•

incur, create or assume any indebtedness or guarantee any such indebtedness of another person or create any encumbrances on any property or assets of WildHorse or any of its subsidiaries in connection with any indebtedness thereof, other than encumbrances permitted by the merger agreement, except for: (1) the incurrence of indebtedness under existing credit facilities in an amount not to exceed $25,000,000 in the aggregate, except with respect to any such incurrence to fund certain previously approved drilling and completion activities and other items, (2) additional borrowings that are prepayable without premium or penalty at the closing in an amount not to exceed $15,000,000 in the aggregate, (3) the incurrence of indebtedness by WildHorse that is owed to any wholly owned subsidiary of WildHorse or by any subsidiary of WildHorse that is owed to WildHorse or a wholly owned subsidiary of WildHorse, (4) the creation of any encumbrances securing any indebtedness permitted by the foregoing exceptions;

•

enter into any contract that would be a Company Contract (as defined in the merger agreement), if it were in effect on October 29, 2018 or modify, amend, terminate or assign, or waive or assign any material rights under, any Company Contract (as defined in the merger agreement) in a manner which is materially adverse to WildHorse and its subsidiaries, taken as a whole, or which could prevent or materially delay the consummation of the merger and the transactions contemplated by the merger agreement;

•

cancel, modify or waive any debts or claims held by WildHorse or any of its subsidiaries or waive any rights held by WildHorse or any of its subsidiaries having in each case a value in excess of $5,000,000 in the aggregate;

•

waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceeding (excluding any audit, claim or other proceeding in respect of taxes) other than (1) the settlement of such proceedings involving only the payment of monetary damages by WildHorse or any of its subsidiaries of any amount exceeding $5,000,000 in the aggregate and (2) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of law; except that WildHorse and its subsidiaries will not be permitted to settle or compromise any proceeding if such settlement or compromise (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by WildHorse or any of its subsidiaries or (C) has a restrictive impact on the business of WildHorse or any of its subsidiaries in any material respect;

•

make or commit to make any capital expenditures that are, in the aggregate, greater than 115% of the aggregate amount of capital expenditures scheduled to be made in WildHorse’s capital expenditure budget set forth in the disclosure letter WildHorse delivered to Chesapeake in connection with the merger agreement, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

•

enter into any new oil and gas leases, other than for which the consideration is less than $5,000,000 in the aggregate per fiscal quarter; provided, however, that WildHorse shall notify Chesapeake in advance of any individual leasing transaction for which the consideration exceeds $100,000;

•

take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the integrated mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•

take any action or omit to take any action that is reasonably likely to cause any of the conditions to the merger set forth in the merger agreement to not be satisfied, as further described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 171; or

•	authorize or agree to take any action described above.

Interim Operations of Chesapeake

Chesapeake has agreed that, until the earlier of the effective time of the merger and the termination of the merger agreement pursuant to the merger agreement, it will, and will cause each of its subsidiaries to, use reasonable best efforts to:

•

conduct its business in the ordinary course consistent with past practice, including by using reasonable best efforts to preserve intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with governmental entities and its significant customers, suppliers, creditors, licensors, licensees, distributors, lessors and others having significant business dealings with Chesapeake; and

•

not voluntarily resign, transfer (except in connection with a sale of such oil and gas properties otherwise permitted under the merger agreement) or relinquish any right as operator of any of their material oil and gas properties.

In addition, Chesapeake has further agreed that, subject to certain exceptions set forth in the merger agreement, the disclosure letter Chesapeake delivered to WildHorse in connection with the merger agreement, required by applicable law or otherwise consented to by WildHorse in writing (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the effective time of the merger and the termination of the merger agreement, Chesapeake will not, and will not permit its subsidiaries to:

•

declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Chesapeake or its subsidiaries, except for dividends and distributions by a direct or indirect wholly owned subsidiary of Chesapeake to Chesapeake or another direct or indirect wholly owned subsidiary of Chesapeake or dividends payable to holders of Chesapeake preferred stock in accordance with the applicable Chesapeake certificate of designations;

•	split, combine or reclassify any capital stock of, or other equity interests in Chesapeake or any of its subsidiaries (other than for transactions by a wholly owned subsidiary of Chesapeake);

•

purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Chesapeake, except as required by the terms of any capital stock or equity interest of a subsidiary or as contemplated by any Chesapeake plan, in each case existing as of October 29, 2018 or as required by the applicable Chesapeake certificate of designations or senior notes indenture, in each case existing as of October 29, 2018;

•

offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Chesapeake or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (1) the delivery of Chesapeake common stock upon the vesting, settlement, exercise or lapse of any restrictions on any awards granted under any Chesapeake stock plan and outstanding on October 29, 2018 or issued in compliance with the merger agreement, (2) issuances by a wholly owned subsidiary of Chesapeake of such subsidiary’s capital stock or other equity interests to Chesapeake or any other wholly owned subsidiary of Chesapeake, (3) issuances of awards granted under any Chesapeake stock plan in the ordinary course of business in amounts consistent with past practice, (4) shares of Chesapeake common stock issued upon conversion of any of Chesapeake’s outstanding senior convertible notes in accordance with the applicable senior convertible notes indenture, (5) shares of Chesapeake common stock issued upon conversion of the Chesapeake preferred stock in accordance with the applicable Chesapeake certificate of designations and (6) issuances of Chesapeake common stock through any private or public registered offering or other transaction, including certain acquisitions permitted by the merger agreement, from time to time, of up to 12.5% of the shares of Chesapeake common stock issued and outstanding as of October 29, 2018, in the aggregate, and (7) shares of capital stock issued as a dividend as permitted by the merger agreement; however, in no event shall Chesapeake issue Chesapeake common stock or any securities convertible into or exchangeable for Chesapeake common stock if Chesapeake would not have sufficient authorized shares to consummate the merger and the transactions contemplated by the merger agreement assuming that the Chesapeake authorized shares amendment is not approved by Chesapeake’s shareholders;

•

amend Chesapeake’s certificate of incorporation or bylaws or amend the organizational documents of any of Chesapeake’s subsidiaries in any material respect that would adversely affect the consummation of the transactions contemplated by the merger agreement;

•

merge, consolidate, combine or amalgamate with any person other than another wholly owned subsidiary of Chesapeake or acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case, other than acquisitions for which the consideration is less than $40,000,000 individually or in the aggregate;

•

authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization of Chesapeake or any of its subsidiaries, other than such transactions among Chesapeake and any wholly owned subsidiaries of Chesapeake or among wholly owned subsidiaries of Chesapeake;

•

change in any material respect their accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Chesapeake and its subsidiaries, except as required by GAAP or applicable law;

•

except as a result of a change in or as otherwise required by law or in the ordinary course of business consistent with past practice, (1) make, change or rescind any material election relating to taxes (including any election for any joint venture, partnership, limited liability company or other investment where Chesapeake has the authority to make such binding election in its discretion), (2) settle or compromise any material proceeding relating to taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of Chesapeake included in Chesapeake’s Exchange Act reports, (3) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of taxes of Chesapeake or any of its subsidiaries, (4) enter into any closing agreement with respect to any material amount of tax, (5) amend any material tax return, or (6) change any material method of tax accounting from those employed in the preparation of its income tax returns that have been filed for prior taxable years, except where such change would not have a material and adverse effect on the tax position of Chesapeake and its subsidiaries, taken as a whole;

•

incur, create or assume any indebtedness, or guarantee any such indebtedness of another person or create any material encumbrances on any property or assets of Chesapeake or any of its subsidiaries in connection with any indebtedness thereof, other than encumbrances permitted by the merger agreement, except for (1)(A) the incurrence of indebtedness under existing credit facilities as of the end of any calendar month in a net amount not to exceed $600,000,000 in the aggregate greater than the amount outstanding under existing credit facilities as of October 29, 2018, (B) other than under existing credit facilities in an amount not to exceed $500,000,000 in the aggregate, (C) the incurrence of indebtedness by Chesapeake that is owed to any wholly owned subsidiary of Chesapeake or by any subsidiary of Chesapeake that is owed to Chesapeake or a wholly owned subsidiary of Chesapeake, or (D) the incurrence of indebtedness in order to refinance existing indebtedness of Chesapeake, WildHorse or any of their subsidiaries (including any premium thereon), or (2) the creation of any encumbrances securing any indebtedness permitted by the foregoing exceptions or indebtedness under Chesapeake’s existing credit facilities and second lien indenture;

•

take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the integrated mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•

take any action or omit to take any action that is reasonably likely to cause any of the conditions to the merger set forth in the merger agreement to not be satisfied, further described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 171;

•

increase or decrease the size of the Chesapeake board or enter into any agreement obligating Chesapeake or the Chesapeake board to nominate any individual for election to the Chesapeake board or appoint any individual to fill any vacancy on the Chesapeake board; or

•	authorize or agree to take any action described above.

No Solicitation; Changes of Recommendation

No Solicitation by Chesapeake

Chesapeake has agreed that, from and after October 29, 2018, Chesapeake will, and will cause Chesapeake’s subsidiaries and their respective officers and directors, and will instruct and use reasonable best efforts to cause its representatives to, immediately cease, and cause to be terminated, any discussion or negotiations ongoing with any third party with respect to a “Chesapeake competing proposal” (as defined below).

Chesapeake has also agreed that, from and after October 29, 2018, Chesapeake will not, and will cause Chesapeake’s subsidiaries and their respective officers and directors, and will instruct and use reasonable best efforts to cause its representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals or offers regarding, or the making of a Chesapeake competing proposal;

•

engage in any discussions or negotiations with any person with respect to a Chesapeake competing proposal or any indication of interest that would reasonably be expected to lead to a Chesapeake competing proposal;

•

furnish any non-public information regarding Chesapeake or its subsidiaries, or access to the properties, assets or employees of Chesapeake or its subsidiaries, to any person in connection with or in response to a Chesapeake competing proposal;

•	enter into any letter of intent or agreement in principle, or other agreement providing for a Chesapeake competing proposal; or

•	resolve, agree or publicly propose to, or permit Chesapeake or any of its subsidiaries or any of its or their representatives to agree or publicly propose to take any of the foregoing actions.

From and after October 29, 2018, Chesapeake shall promptly advise WildHorse of the receipt by Chesapeake of any Chesapeake competing proposal made on or after October 29, 2018 or any request for non-public information or data relating to Chesapeake or any of its subsidiaries made by any person in connection with a Chesapeake competing proposal or any request for discussions or negotiations with Chesapeake or a representative of Chesapeake relating to a Chesapeake competing proposal (in each case within one business day thereof), and Chesapeake shall provide to WildHorse (within such one business day time frame) either (i) a copy of any such Chesapeake competing proposal made in writing provided to Chesapeake or any of its subsidiaries or (ii) a written summary of the material terms of such Chesapeake competing proposal (including the identity of the person making such Chesapeake competing proposal). Chesapeake shall keep WildHorse reasonably informed with respect to the status and material terms of any such Chesapeake competing proposal and any material changes to the status of any such discussions or negotiations, and shall promptly provide WildHorse with copies of any substantive correspondence and, with respect to substantive oral communications, a summary of such correspondence or communications, between: (x) on the one hand, Chesapeake or any of their representatives; and (y) on the other hand, the person that made or submitted such Chesapeake competing proposal or any representative of such person.

No Solicitation by WildHorse

WildHorse has agreed that, from and after October 29, 2018, WildHorse will, and will cause WildHorse’s subsidiaries and their respective officers and directors, and will instruct and use reasonable best efforts to cause its representatives to, immediately cease, and cause to be terminated, any discussion or negotiations ongoing with any third party with respect to a “WildHorse competing proposal” (as defined below). WildHorse has agreed that by October 30, 2018, WildHorse will have delivered written notice to each third party that has received non-public information regarding WildHorse for purposes of evaluating any transaction that could be a WildHorse competing proposal within the six months prior to October 29, 2018 requesting the return or destruction of all confidential information concerning WildHorse, and must terminate any data access related to any potential WildHorse competing proposal previously granted to such third parties.

WildHorse has also agreed that, from and after October 29, 2018, WildHorse will not, and will cause WildHorse’s subsidiaries and their respective officers and directors, and will instruct and use reasonable best efforts to cause its representatives not to, directly or indirectly:

•	initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals or offers regarding, or the making of a WildHorse competing proposal;

•

engage in any discussions or negotiations with any person with respect to a WildHorse competing proposal or any indication of interest that would reasonably be expected to lead to a WildHorse competing proposal;

•

furnish any non-public information regarding WildHorse or its subsidiaries, or access to the properties, assets or employees of WildHorse or its subsidiaries, to any person in connection with or in response to a WildHorse competing proposal;

•

enter into any letter of intent or agreement in principle, or other agreement providing for a WildHorse competing proposal (other than certain confidentiality agreements entered into as permitted by the merger agreement); or

•	resolve, agree or publicly propose to, or permit WildHorse or any of its subsidiaries or any of its or their representatives to agree or publicly propose to take any of the foregoing actions.

From and after October 29, 2018, WildHorse shall promptly advise Chesapeake of the receipt by WildHorse of any WildHorse competing proposal made on or after October 29, 2018 or any request for non-public information or data relating to WildHorse or any of its subsidiaries made by any person in connection with a WildHorse competing proposal or any request for discussions or negotiations with WildHorse or a representative of WildHorse relating to a WildHorse competing proposal (in each case within one business day thereof), and WildHorse shall provide to Chesapeake (within such one business day time frame) either (i) a copy of any such WildHorse competing proposal made in writing provided to WildHorse or any of its subsidiaries or (ii) a written summary of the material terms of such WildHorse competing proposal (including the identity of the person making such WildHorse competing proposal). WildHorse shall keep Chesapeake reasonably informed with respect to the status and material terms of any such WildHorse competing proposal and any material changes to the status of any such discussions or negotiations, and shall promptly provide Chesapeake with copies of any substantive correspondence and, with respect to substantive oral communications, a summary of such correspondence or communications, between: (x) on the one hand, WildHorse or any of their representatives; and (y) on the other hand, the person that made or submitted such WildHorse competing proposal or any representative of such person.

WildHorse: No Solicitation Exceptions

Prior to the time the merger proposal has been approved by WildHorse stockholders, WildHorse and its representatives may engage in the first, second and third bullets in the second paragraph of the section directly above with any person who has made a written bona fide WildHorse competing proposal that did not result from a breach of the obligations described in “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by WildHorse”; provided, however, that:

•	no non-public information that is prohibited from being furnished pursuant to the “no solicitation” obligations described in the section entitled “The Merger Agreement—No Solicitation; Changes of

Recommendation—No Solicitation by WildHorse” may be furnished until WildHorse receives an executed confidentiality agreement, subject to certain conditions, including that the terms of such confidentiality agreement are no less favorable to WildHorse and no less restrictive to such person making the WildHorse competing proposal in the aggregate than the terms of the Confidentiality Agreement dated August 8, 2018 between Chesapeake and WildHorse;

•

prior to taking any such actions, the WildHorse board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such WildHorse competing proposal is, or would reasonably be expected to lead to, a WildHorse superior proposal; and

•	after consultation with its outside legal counsel that the failure to engage in such activities would be inconsistent with the WildHorse board’s duties under applicable law.

Prior to the time the merger proposal has been approved by WildHorse stockholders, WildHorse and its representatives may seek clarification from (but not engage in any negotiations with or provide any non-public information to) any person that has made a WildHorse competing proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the WildHorse board to make an informed determination under the paragraph above.

Chesapeake: Restrictions on Changes of Recommendation

Subject to certain exceptions described below, Chesapeake shall not:

•	fail to include the Chesapeake board recommendation in this joint proxy statement/prospectus;

•	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to WildHorse, the Chesapeake board recommendation;

•	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Chesapeake competing proposal;

•

in the event that any Chesapeake competing proposal (other than a Chesapeake competing proposal subject to the bullet below) has been publicly announced or been delivered to the Chesapeake board and become publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Chesapeake board recommendation within ten business days of WildHorse’s request to do so; or

•

fail to announce publicly within ten business days after a tender or exchange offer relating to any Chesapeake common stock shall have been commenced that the Chesapeake board recommends rejection of such tender or exchange offer and reaffirms the Chesapeake board recommendation.

We refer to the taking of any of the actions described in the bullets above as a “Chesapeake recommendation change.”

WildHorse: Restrictions on Changes of Recommendation

Subject to certain exceptions described below, WildHorse shall not:

•	fail to include the WildHorse board recommendation in this joint proxy statement/prospectus;

•	withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Chesapeake, the WildHorse board recommendation;

•	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any WildHorse competing proposal;

•	in the event that any WildHorse competing proposal (other than a WildHorse competing proposal subject to the bullet below) has been publicly announced or been delivered to the WildHorse board and become publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the WildHorse board recommendation within ten business days of Chesapeake’s request to do so; or

•

fail to announce publicly within ten business days after a tender or exchange offer relating to any WildHorse common stock shall have been commenced that the WildHorse board recommends rejection of such tender or exchange offer and reaffirms the WildHorse board recommendation.

We refer to the taking of any of the actions described in the bullets directly above as a “WildHorse recommendation change.”

Chesapeake: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to the time the Chesapeake issuance proposal has been approved by Chesapeake shareholders, in response to a Chesapeake intervening event (as defined below) that occurs or arises after October 29, 2018, Chesapeake may, if the Chesapeake board so chooses, effect a Chesapeake recommendation change if prior to taking such action:

•

the Chesapeake board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the Chesapeake board’s duties under applicable law;

•

Chesapeake shall have given notice to WildHorse that Chesapeake has determined that a Chesapeake intervening event has occurred or arisen (which notice will reasonably describe such Chesapeake intervening event) and that Chesapeake intends to effect a Chesapeake recommendation change; and

•

either (1) WildHorse shall not have proposed revisions to the terms and conditions of the merger agreement prior to the earlier to occur of the scheduled time for the Chesapeake special meeting and the third business day after the date on which such notice is given to WildHorse, or (2) if WildHorse within the period described the preceding clause shall have proposed revisions to the terms and conditions of the merger agreement in a manner that would form a binding contract if accepted by Chesapeake, the Chesapeake board, after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Chesapeake board to effect a Chesapeake recommendation change and that the failure to make a Chesapeake recommendation change would be inconsistent with the Chesapeake board’s duties under applicable law.

A “Chesapeake intervening event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Chesapeake that occurs or arises after October 29, 2018 that was not known to or reasonably foreseeable by the Chesapeake board as of October 29, 2018.

WildHorse: Permitted Changes of Recommendation and Permitted Termination to Enter into a Superior Proposal

Prior to the time the merger proposal has been approved by WildHorse stockholders, in response to a WildHorse competing proposal that did not result from a breach of the obligations described above and in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by WildHorse,” if the WildHorse board so chooses, cause WildHorse to effect a WildHorse recommendation change or terminate the merger agreement if:

•

the WildHorse board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such WildHorse competing proposal is a WildHorse superior proposal (taking into account any adjustment to the terms and conditions of the merger proposed by Chesapeake in response to such WildHorse competing proposal);

•

the WildHorse board has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the WildHorse board’s duties under applicable law; and

•

WildHorse shall have given notice to Chesapeake that WildHorse has received such proposal, specifying the material terms and conditions of such proposal, and, that WildHorse intends to take such action, and either:

•

Chesapeake shall not have proposed revisions to the terms and conditions of the merger agreement prior to the earlier to occur of the scheduled time for the WildHorse special meeting and the third business day after the date on which such notice is given to Chesapeake; or

•

if Chesapeake within the period described above shall have proposed revisions to the terms and conditions of the merger agreement in a manner that would form a binding contract if accepted by WildHorse, the WildHorse board, after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that the WildHorse competing proposal remains a WildHorse superior proposal with respect to Chesapeake’s revised proposal; provided, however, that each time material modifications to the financial terms of a WildHorse competing proposal determined to be a WildHorse superior proposal are made the applicable time period prior to which WildHorse may effect a WildHorse recommendation change or terminate the merger agreement shall be extended for twenty-four hours after notification of such change to Chesapeake.

WildHorse: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to the time the merger proposal has been approved by WildHorse stockholders, in response to a WildHorse intervening event that occurs or arises after October 29, 2018, WildHorse may, if the WildHorse board so chooses, effect a WildHorse recommendation change if prior to taking such action:

•

the WildHorse board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the WildHorse board’s duties under applicable law;

•

WildHorse shall have given notice to Chesapeake that WildHorse has determined that a WildHorse intervening event has occurred or arisen (which notice will reasonably describe such WildHorse intervening event) and that WildHorse intends to effect a WildHorse recommendation change; and

•

either (1) Chesapeake shall not have proposed revisions to the terms and conditions of the merger agreement prior to the earlier to occur of the scheduled time for the WildHorse special meeting and the third business day after the date on which such notice is given to Chesapeake, or (2) if Chesapeake within the period described the preceding clause shall have proposed revisions to the terms and conditions of the merger agreement in a manner that would form a binding contract if accepted by WildHorse, the WildHorse board, after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the WildHorse board to effect a WildHorse recommendation change and that the failure to make a WildHorse recommendation change would be inconsistent with the WildHorse board’s duties under applicable law.

A “WildHorse intervening event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to WildHorse that occurs or arises after October 29, 2018 that was not known to or reasonably foreseeable by the WildHorse board as of October 29, 2018.

WildHorse: Confidentiality and Standstill Arrangements

From October 29, 2018 and continuing until the earlier of the effective time of the merger and the termination of the merger agreement, WildHorse has agreed not to (and it will cause its subsidiaries not to)

terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its subsidiaries is a party. However, prior to, but not after, the time the merger proposal has been approved by WildHorse stockholders, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the WildHorse board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the WildHorse board’s duties under applicable law, WildHorse may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a WildHorse competing proposal, on a confidential basis, to the WildHorse board and communicate such waiver to the applicable third party. WildHorse must advise Chesapeake at least two business days prior to taking such action. WildHorse has represented and warranted to Chesapeake that it has not taken any action that (i) would be prohibited by this paragraph or (ii) but for the ability to avoid actions in breach of the fiduciary duties owed by the WildHorse board to the stockholders of WildHorse under applicable law, would have been prohibited by this paragraph during the 30 days prior to October 29, 2018.

Certain Permitted Disclosure

Chesapeake or WildHorse and their respective representatives may, to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act or make such other disclosure required to be made in this joint proxy statement/prospectus by applicable federal securities laws, however, none of Chesapeake, the Chesapeake board, WildHorse or the WildHorse board shall, except as expressly permitted by the merger agreement, effect a Chesapeake recommendation change or WildHorse recommendation change, as applicable, including in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements.

Definitions of Competing Proposals

A “Chesapeake competing proposal” means any contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions involving:

•

any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any third party or group of any business or assets of Chesapeake or any of its subsidiaries (including capital stock of or ownership interests in any subsidiary) that generated 20% or more of the value of Chesapeake’s and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization (which we refer to as “EBITDA”) for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•

any direct or indirect acquisition of beneficial ownership by any third party or group of 20% or more of the outstanding shares of Chesapeake common stock or any tender or exchange offer that would result in that person or group beneficially owning 20% or more of the outstanding shares of Chesapeake common stock; or

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Chesapeake which is structured to permit any person or group to, directly or indirectly, acquire beneficial ownership of at least 20% of Chesapeake’s and its subsidiaries’ assets or equity interests.

A “WildHorse competing proposal” means any unsolicited, bona fide contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Chesapeake or any of its subsidiaries) involving:

•

any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any third party or group of any business or assets of WildHorse or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that generated 20% or more of the value of WildHorse’s and its subsidiaries’ net revenue or EBITDA for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•

any direct or indirect acquisition of beneficial ownership by any third party or group of 20% or more of the outstanding shares of WildHorse common stock (calculated after giving effect to the conversion of the WildHorse preferred stock into shares of WildHorse common stock) or any tender or exchange offer that would result in that person or group beneficially owning 20% or more of the outstanding shares of WildHorse common stock (calculated after giving effect to the conversion of the WildHorse preferred stock into shares of WildHorse common stock); or

•

any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving WildHorse (which is structured to permit any person or group to acquire beneficial ownership of at least 20% of WildHorse’s and its subsidiaries’ assets or equity interests).

Definition of WildHorse Superior Proposal

A “WildHorse superior proposal” means any written proposal by any person or group (other than Chesapeake or any of its affiliates) to acquire, directly or indirectly, (i) businesses or assets of WildHorse or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that generated 50% or more of WildHorse’s and its subsidiaries’ net revenue or EBITDA for the preceding 12 months, respectively, or (ii) more than 50% of the outstanding shares of WildHorse common stock (calculated after giving effect to the conversion of the WildHorse preferred stock into shares of WildHorse common stock), in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that, in the good faith determination of the WildHorse board, after consultation with its financial advisors:

•

if consummated, would result in a transaction more favorable to WildHorse’s stockholders from a financial point of view than the merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the merger agreement offered by Chesapeake in response to such proposal or otherwise);

•

is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the WildHorse board; and

•	if applicable, financing is fully committed or determined in good faith to be available to the WildHorse board.

Preparation of Joint Proxy Statement/Prospectus and Registration Statement

Chesapeake has agreed to promptly furnish to WildHorse such data and information relating to it, its subsidiaries (including Merger Sub) and the holders of its capital stock, as WildHorse may reasonably request for the purpose of including such data and information in this joint proxy statement/prospectus and any amendments or supplements hereto used by WildHorse to obtain the adoption by the WildHorse stockholders of the merger agreement. WildHorse has agreed to promptly furnish to Chesapeake such data and information relating to it, its subsidiaries and the holders of its capital stock, as Chesapeake may reasonably request for the purpose of including such data and information in this joint proxy statement/prospectus and any amendments or supplements hereto and the registration statement, of which this joint proxy statement/prospectus forms a part, and any amendments or supplements thereto.

WildHorse and Chesapeake have agreed to each use reasonable best efforts to cause this joint proxy statement/prospectus and the registration statement, of which this joint proxy statement/prospectus forms a part, to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Chesapeake and WildHorse will each use its reasonable best efforts to cause the registration statement, of which this joint proxy statement/prospectus forms a part, to become effective under the Securities Act as soon after such filing as practicable and Chesapeake will use reasonable best efforts to keep the registration statement, of which this joint proxy statement/prospectus forms a part, effective as long as is necessary to consummate the merger. Each of WildHorse and Chesapeake will advise the other promptly after it receives any request by the SEC for amendment of this joint proxy statement/prospectus or the registration statement, of which this joint proxy statement/prospectus forms a part, or comments thereon and responses thereto or any request by the SEC for additional information. Each of WildHorse and Chesapeake have agreed to use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the transactions contemplated by the merger agreement to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Prior to filing the registration statement, of which this joint proxy statement/prospectus forms a part (or any amendment or supplement thereto), or mailing this joint proxy statement/prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of WildHorse and Chesapeake has agreed to (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval will not be unreasonably withheld, conditioned or delayed.

Chesapeake and WildHorse have agreed to make all necessary filings with respect to the merger and the transactions contemplated by the merger agreement under the Securities Act, the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the registration statement, of which this joint proxy statement/prospectus forms a part, has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the Chesapeake common stock issuable in connection with the merger for offering or sale in any jurisdiction. Each of WildHorse and Chesapeake will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

If at any time prior to the effective time of the merger, any information relating to Chesapeake or WildHorse, or any of their respective affiliates, officers or directors, should be discovered by Chesapeake or WildHorse that should be set forth in an amendment or supplement to the registration statement, of which this joint proxy statement/prospectus forms a part, or this joint proxy statement/prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other party and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by applicable law, disseminated to the WildHorse and Chesapeake shareholders.

Special Meetings

Chesapeake Special Meeting

Chesapeake has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Chesapeake to duly give notice of, convene and hold a meeting of its shareholders for the purpose of obtaining the approval of the Chesapeake issuance proposal by Chesapeake shareholders, to be held as promptly as reasonably practicable following the clearance of this joint proxy statement/prospectus by the SEC. Except as permitted in the merger agreement, the Chesapeake board must recommend that the shareholders of Chesapeake vote in favor of the Chesapeake issuance proposal at the Chesapeake special meeting and the Chesapeake board must solicit from Chesapeake shareholders proxies in favor of the Chesapeake issuance proposal, and this joint proxy statement/prospectus is required to include a statement to the effect that the Chesapeake board has made such recommendation. The Chesapeake board shall recommend that the shareholders of Chesapeake vote in favor of the Chesapeake charter amendments and the Chesapeake board shall solicit from shareholders of Chesapeake proxies in favor of the Chesapeake charter amendments, and this joint proxy statement/prospectus shall include a statement to the effect that the Chesapeake board has made such recommendation. Chesapeake’s obligations to call, give notice of, convene and hold the Chesapeake special meeting in accordance with the merger agreement shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Chesapeake competing proposal or by any Chesapeake recommendation change.

Chesapeake (i) will be required to adjourn or postpone the Chesapeake special meeting to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to the Chesapeake shareholders or if, as of the time the Chesapeake special meeting is scheduled, there are insufficient shares of Chesapeake common stock represented to constitute a quorum necessary to conduct business at the Chesapeake special meeting, or (ii) may, and at WildHorse’s request shall, adjourn or postpone the Chesapeake special meeting if, as of the time for which the Chesapeake special meeting is scheduled, there are insufficient shares of Chesapeake common stock represented to obtain the approval of the Chesapeake issuance proposal. However, the Chesapeake special meeting will not be adjourned or postponed to a date that is more than 20 business days after the date for which the Chesapeake special meeting was previously scheduled (though the Chesapeake special meeting may be adjourned or postponed every time the circumstances described in (i) exist and every time the circumstances described in (ii) exist) or to a date on or after two business days prior to May 31, 2019.

If requested by WildHorse, Chesapeake will promptly provide all voting tabulation reports relating to the Chesapeake special meeting and will otherwise keep WildHorse reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Chesapeake’s shareholders with respect thereto. Unless there has been a Chesapeake recommendation change, the parties will cooperate and use their reasonable best efforts to defend against any efforts by any of Chesapeake’s shareholders or any other person to prevent the approval of the Chesapeake issuance proposal by Chesapeake shareholders.

Once Chesapeake has established a record date for the Chesapeake special meeting, Chesapeake may not change such record date or establish a different record date for the Chesapeake special meeting without the prior written consent of WildHorse (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment permitted under the merger agreement. Chesapeake has agreed that its obligations to hold the Chesapeake special meeting will not be affected by the making of a Chesapeake recommendation change and such obligations will not be affected by the commencement, announcement, disclosure, or communication to Chesapeake of any Chesapeake competing proposal or other proposal or the occurrence or disclosure of any Chesapeake intervening event.

WildHorse Special Meeting

WildHorse has agreed to take all action necessary in accordance with applicable laws and the organizational documents of WildHorse to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the approval of the merger proposal by WildHorse stockholders, to be held as promptly as reasonably practicable following the declaration of effectiveness of the registration statement, of which this joint proxy statement/prospectus forms a part, and the clearance of this joint proxy statement/prospectus by the SEC. Except as permitted in the merger agreement, the WildHorse board must recommend that the stockholders of WildHorse vote in favor of the merger proposal and the WildHorse board must solicit from WildHorse stockholders proxies in favor of the merger proposal, and this joint proxy statement/prospectus is required to include a statement to the effect that the WildHorse board has made such recommendation. WildHorse’s obligation to call, give notice of, convene and hold the WildHorse Special Meeting in accordance with the merger agreement shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any WildHorse superior proposal or WildHorse competing proposal, or by any WildHorse recommendation change.

WildHorse (i) will be required to adjourn or postpone the WildHorse Special Meeting to the extent necessary to ensure that any required supplement or amendment to this joint proxy statement/prospectus is provided to the WildHorse stockholders or if, as of the time the WildHorse Special Meeting is scheduled, there are insufficient shares of WildHorse capital stock represented to constitute a quorum necessary to conduct business at the WildHorse Special Meeting, and (ii) may, and at Chesapeake’s request shall, adjourn or postpone the WildHorse Special Meeting if, as of the time for which the WildHorse Special Meeting is scheduled, there are insufficient shares of WildHorse capital stock represented to obtain the approval of the merger proposal. Notwithstanding the foregoing, the WildHorse Special Meeting will not be adjourned or postponed to a date that is more than 20 business days after the date for which the WildHorse Special Meeting was previously scheduled (though the WildHorse Special Meeting may be adjourned or postponed every time the circumstances described in (i) exist, and, every time the circumstances described in (ii) exist) or to a date on or after two business days prior to May 31, 2019, however, WildHorse may adjourn or postpone the WildHorse Special Meeting to a date no later than the second business day after the expiration of any of the periods contemplated by a WildHorse superior proposal.

If requested by Chesapeake, WildHorse will promptly provide all voting tabulation reports relating to the WildHorse Special Meeting and will otherwise keep Chesapeake reasonably informed regarding the status of the solicitation and any material oral or written communications from or to WildHorse’s stockholders with respect thereto. Unless there has been a WildHorse recommendation change, the parties will cooperate and use their reasonable best efforts to defend against any efforts by any of WildHorse’s stockholders or any other person to prevent the approval of the merger proposal by WildHorse stockholders.

Once WildHorse has established a record date for the WildHorse Special Meeting, WildHorse may not change such record date or establish a different record date for the WildHorse Special Meeting without the prior written consent of Chesapeake (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law or its organizational documents or in connection with a postponement or adjournment permitted under the merger agreement.

Timing of Special Meetings

Chesapeake and WildHorse are required to use their reasonable best efforts to hold the Chesapeake special meeting and the WildHorse special meeting on the same day.

Access to Information

Each party has agreed to, and to cause each of its subsidiaries to, afford to the other party and its representatives, during the period prior to the earlier of the effective time of the merger and the termination of the merger agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such party and its subsidiaries and to their books, records, contracts and documents and to, and to cause each of its subsidiaries to, furnish reasonably promptly to the other party and its representatives such information concerning its and its subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other party. Each party and its representatives are required to conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party or its subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other party or its subsidiaries of their normal duties.

HSR and Other Regulatory Approvals

Except for the filings and notifications made pursuant to antitrust laws (as defined below), promptly after October 29, 2018, the parties have agreed to prepare and file with the appropriate governmental entities all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the transactions contemplated by the merger agreement and to diligently and expeditiously prosecute, and cooperate fully with each other in the prosecution of, such matters.

As promptly as reasonably practicable after October 29, 2018, but in no event later than 15 business days after October 29, 2018, each of the parties will make any filings required under the HSR Act. As promptly as reasonably practicable, the parties have agreed to make the filings and notifications as may be required by foreign competition laws and merger regulations (which we refer to as “competition law notifications”). Each of Chesapeake and WildHorse will cooperate fully with each other and will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable antitrust laws. Chesapeake and WildHorse will each use its reasonable best efforts to respond to and comply with any request for information from any governmental entity charged with enforcing, applying, administering or investigating the HSR Act, any competition law notifications or any other law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (which we refer to collectively as “antitrust laws”). Chesapeake and WildHorse have agreed to keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any governmental antitrust authority.

In the event that any action is threatened or instituted challenging the merger as violative of any antitrust law, Chesapeake will use reasonable best efforts take such action as may be necessary to avoid, resist or resolve such action. Chesapeake will be entitled to direct any proceedings with any antitrust authority. However, Chesapeake has agreed to afford WildHorse a reasonable opportunity to participate in any such proceedings. In addition, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any proceeding that would make consummation of the merger in accordance with the terms of the merger agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the merger, Chesapeake will use reasonable best efforts to take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to May 31, 2019.

In no event shall Chesapeake be required to (i) defend, commence or threaten to commence any lawsuits or legal proceedings, whether judicial or administrative, (ii) agree to hold separate, divest, license, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, or cause a third party to purchase, any of the assets, businesses, products, rights, services, or licenses, of WildHorse, Chesapeake or any of their respective affiliates, or any interest therein, (iii) extend any waiting period under the HSR Act or enter into any agreement with the FTC, the DOJ or other governmental entity not to consummate the merger or the transactions contemplated by the merger agreement, other than a timing agreement negotiated with the relevant agency, which is of normal and reasonable scope and duration, except with the prior written consent of the other parties hereto, or (iv) otherwise agree to any restrictions on the businesses of Chesapeake or WildHorse or any of their respective affiliates in connection with this paragraph.

Chesapeake and Merger Sub have each agreed not to take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act, any competition law notifications or any other applicable antitrust law.

Employee Matters

For a period of 12 months following the closing date, each individual who is employed as of the closing date by WildHorse or its subsidiaries and who remains employed by Chesapeake or its subsidiaries (including the surviving corporation, LLC Sub, or any of its subsidiaries) (which we refer to as a “continuing employee”) will be provided with the following by Chesapeake:

•

base compensation (salary or wages, as applicable), and as applicable, annual bonus and incentive compensation (excluding equity compensation) opportunities at target that are no less favorable, in the aggregate, than those in effect for the continuing employee immediately prior to the closing date; and

•	employee benefits (including retirement plan participation) that are no less favorable in the aggregate than those in effect for the continuing employee immediately prior to the closing date.

Prior to but conditioned upon the closing, WildHorse shall, or shall cause its affiliate to, take action to (i) effect the termination of the WildHorse Resources Management Company, LLC Contribution Plan (the “401(k) Plan”) and shall provide Chesapeake with evidence of such termination and (ii) fully vest the account balance of all continuing employees under the 401(k) Plan. Chesapeake shall, or shall cause its affiliate to, cause (x) a tax-qualified defined contribution plan to accept a rollover of each continuing employee’s account distributed from the 401(k) Plan and (y) each continuing employee to be eligible to participate in such tax-qualified defined contribution plan as soon as practicable following the effective time of the merger.

In addition, Chesapeake has agreed to:

•

give each continuing employee service credit for all purposes under the WildHorse employee benefits plans (the “WildHorse benefits plans”), including for vesting, eligibility and benefit accrual purposes, to the same extent and for the same purposes that such service was taken into account under a comparable WildHorse benefits plan prior to the closing date, except for benefit accrual under defined benefit pension plans, retiree medical benefits, disability benefits or to the extent it would result in a duplication of benefits;

•

subject to the approval of the applicable insurance carrier, waive any limitation on health and welfare coverage of any continuing employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare WildHorse benefits plan to the same extent such conditions, periods or requirements are satisfied or waived under the comparable WildHorse benefits plan immediately prior to the closing date and credit the expenses of any continuing employee that were credited towards applicable deductibles and annual out-of-pocket limits under the applicable WildHorse benefits plan for the plan year in which the closing date occurs against satisfaction of any deductibles or out-of-pocket limits under the WildHorse benefits plan for the plan year in which the closing date occurs; and

•	assume and honor all unused vacation and other paid time off days accrued or earned by each continuing employee as of the closing date for the calendar year in which the closing date occurs.

Indemnification; Directors’ and Officers’ Insurance

From the effective time of the merger and until the six year anniversary of the effective time of the merger, Chesapeake and the surviving corporation have agreed to, jointly and severally, indemnify, defend and hold harmless each person who is or has been at any time prior to October 29, 2018 or who becomes prior to the effective time of the merger, a director, officer or employee of WildHorse or any of its subsidiaries or who acts as a fiduciary under any WildHorse plan or any of its subsidiaries and solely to the extent of any existing proceedings as of October 29, 2018, each person who controls or is alleged to control WildHorse or any of its subsidiaries (collectively, the “indemnified persons”) against all indemnified liabilities, including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated by the merger agreement, in each case to the fullest extent permitted under applicable law (and Chesapeake and the surviving corporation will, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each indemnified person to the fullest extent permitted under applicable law).

In the event any such claim, action, suit, proceeding or investigation is brought or threatened to be brought against any indemnified persons (whether arising before or after the effective time of the merger), (i) the indemnified persons may retain WildHorse’s regularly engaged legal counsel or other counsel satisfactory to them, and Chesapeake and the surviving corporation have agreed to pay all reasonable fees and expenses of such counsel for the indemnified persons as promptly as statements therefor are received, and (ii) Chesapeake and the surviving corporation have agreed to use their best efforts to assist in the defense of any such matter.

Chesapeake and the surviving corporation will not amend, repeal or otherwise modify any provision in the organizational documents of the surviving corporation in any manner that would (or manage the surviving corporation or its subsidiaries with the intent to or in a manner that would) affect adversely the rights thereunder or under the organizational documents of the surviving corporation or any of its subsidiaries of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Chesapeake has agreed to, and will cause the surviving corporation to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Chesapeake or any of its subsidiaries and any of its directors, officers or employees existing immediately prior to October 29, 2018.

Chesapeake and the surviving corporation will indemnify any indemnified person against all reasonable, documented, out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in the merger agreement, relating to the enforcement of such indemnified person’s rights under the merger agreement or under any charter, bylaw or contract regardless of whether such indemnified person is ultimately determined to be entitled to indemnification thereunder.

Chesapeake and the surviving corporation will cause to be put in place, and Chesapeake will fully prepay immediately prior to the effective time of the merger, “tail” insurance policies with a claims period of at least six years from the effective time of the merger from an insurance carrier with the same or better credit rating as WildHorse’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope (including with regard to covered persons) at least as favorable as WildHorse’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the effective time of the merger. Chesapeake may elect in its sole discretion to, but shall not be required to spend more than 300% of the last annual premium paid by WildHorse prior to October 29, 2018 for the six years of coverage under such “tail” policy. If the cost of such insurance coverage exceeds such amount and Chesapeake elects not to spend more than such amount for such purpose, then Chesapeake shall purchase as much coverage as is reasonably available for such amount.

In the event that Chesapeake or the surviving corporation or any of its successors or assignees (i) consolidates with or merges into any other person and neither Chesapeake or the surviving company, as applicable, is the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, in each such case, Chesapeake has agreed to make proper provisions so that the successors and assigns of Chesapeake or the surviving corporation, as the case may be, will assume the indemnification, insurance coverage and expense advancement obligations set forth in the merger agreement.

Transaction Litigation

In the event of any litigation or other legal proceedings by any governmental entity or other person is commenced that questions the validity or legality of the merger or other transactions contemplated by the merger agreement, the parties will cooperate and use their reasonable best efforts to defend against and respond. Each party shall give each other party the right to review and comment on all material filings or responses to be made by any party in connection with any such proceeding, and no settlement shall be agreed to or offered without each party’s prior written consent.

Public Announcements

The parties will not, and will cause their representatives not to, issue any public announcements or make other public disclosures regarding the merger agreement or the transactions contemplated by the merger agreement without the prior written approval of the other parties. However, any party to the merger agreement, its subsidiaries or their representatives may issue a public announcement or other public disclosures required by applicable law or by the rules of any stock exchange upon which such party’s or its subsidiary’s capital stock is traded, provided, in each case, such party must use its reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comments regarding such disclosure. The merger agreement does not restrict a party’s ability to communicate with its employees or with respect to a public announcement or press release issued in connection with a Chesapeake competing proposal, WildHorse competing proposal, Chesapeake recommendation change or WildHorse recommendation change, other than as set forth in the merger agreement.

Advice of Certain Matters

Subject to compliance with applicable law, WildHorse and Chesapeake, as the case may be, have agreed to confer on a regular basis with each other and will promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, WildHorse material adverse effect or a Chesapeake material adverse effect, as the case may be. Except with respect to antitrust laws, WildHorse and Chesapeake have agreed to promptly provide each other (or their respective counsel) with copies of all filings made by such party or its subsidiaries with the SEC or any other governmental entity in connection with the merger agreement and the transactions contemplated by the merger agreement.

Transfer Taxes

Generally, all transfer taxes incurred in connection with the merger and the transactions contemplated by the merger agreement, if any, shall be borne and paid by Chesapeake when due, whether levied on Chesapeake or any other person, and Chesapeake shall file or cause to be filed all necessary tax returns and other documentation with respect to any such transfer taxes. The parties will cooperate, in good faith, in the filing of any tax returns with respect to transfer taxes and the minimization, to the extent reasonably permissible under applicable law, of the amount of any transfer taxes.

Reasonable Best Efforts; Notification

Chesapeake and WildHorse have agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the merger and the other transactions contemplated by the merger agreement.

The parties have agreed to promptly notify the other party upon becoming aware of any condition, event or circumstance that will result in any conditions to the completion of the merger not being met or the failure by such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it.

Section 16 Matters

Prior to the effective time of the merger, the parties have agreed to take all such steps as may be required to cause any dispositions of equity securities of WildHorse or acquisitions of equity securities of Chesapeake in connection with the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to WildHorse, or will become subject to such reporting requirements with respect to Chesapeake, to be exempt under Rule 16b-3 under the Exchange Act.

Stock Exchange Listing and Delisting

Chesapeake will take all action necessary to cause the shares of Chesapeake common stock to be issued in the merger to be approved for listing on the NYSE prior to the effective time of the merger.

Financing Cooperation

From October 29, 2018 until the earlier of the effective time of the merger and the termination of the merger agreement, WildHorse will, and will cause each of its subsidiaries and their respective officers and directors to, and shall instruct and use reasonable best efforts to cause its and their representatives (including their auditors and reserve engineers) to, use its respective reasonable best efforts to provide all customary cooperation (including providing financial and other information regarding WildHorse and its subsidiaries, including (i) proved reserve reports with respect to the oil and gas properties of WildHorse and its subsidiaries, (ii) information with respect to property descriptions of the oil and gas properties of WildHorse and its subsidiaries necessary to execute and record mortgages and (iii) information relating to applicable “know your customer” and anti-money laundering rules and regulations, for use in marketing, rating agency and offering documents, and to enable Chesapeake to prepare pro forma financial statements) as reasonably requested by Chesapeake to assist Chesapeake in the arrangement of any bank debt financing (including through amendments to existing bank debt financings) or any capital markets debt financing or equity financing and any tender offer or consent solicitation in respect of outstanding senior notes of Chesapeake.

Promptly upon WildHorse’s request, Chesapeake shall pay or reimburse all reasonable and documented out-of-pocket fees and expenses incurred by WildHorse and its subsidiaries in connection with assisting in any financing arrangement, and, in the event the closing shall not occur, Chesapeake shall indemnify and hold harmless WildHorse, its subsidiaries and its and their representatives from and against any and all losses actually suffered or incurred by them in connection with the arrangement or consummation of such financing arrangement, except to the extent such losses arise out of or results from the fraud, intentional misrepresentation, intentional breach, bad faith or willful misconduct of WildHorse, its subsidiaries or any of its or their representatives, or from the information provided by WildHorse or its subsidiaries for use in connection with any financing arrangement.

Tax Matters

Each of Chesapeake and WildHorse has agreed to use its reasonable best efforts to cause the integrated mergers, taken together, to qualify, and will not take (and will use its reasonable best efforts to prevent any affiliate of such party from taking) any actions that would reasonably be expected to prevent the integrated mergers, taken together, from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Each of Chesapeake and WildHorse will use its reasonable best efforts and will cooperate with one another to obtain the issuance of the opinions of counsel referred to in “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 171, including, in connection therewith, each delivering to such counsel duly executed certificates containing such representations as are reasonably necessary or appropriate to enable such counsel to render such opinions, in each case dated as of the closing date (and, if requested, Chesapeake and WildHorse shall deliver such certificates to such counsel in connection with any opinions to be filed in connection with the registration statement, of which this joint proxy statement/prospectus forms a part), and providing such other information as reasonably requested by each counsel for purposes of rendering such opinions.

Unless otherwise required by applicable law, the parties shall file all U.S. federal, state and local tax returns in a manner consistent with the treatment of the integrated mergers, taken together, as a reorganization under the provisions of Section 368(a) of the Code, and no party shall take any position for tax purposes inconsistent with such treatment.

Chesapeake, WildHorse, Merger Sub and LLC Sub have adopted the merger agreement and the LLC Sub merger agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the U.S. Treasury regulations.

Takeover Laws

Each party to the merger agreement has agreed that it will not take any action that would cause the transactions contemplated by the merger agreement to be subject to the requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable law, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by the merger agreement from any such takeover law that purports to apply to the merger agreement or the transactions contemplated by the merger agreement.

Obligations of Merger Sub

Chesapeake has agreed to take all action necessary to cause Merger Sub and the surviving corporation to perform their respective obligations under the merger agreement.

Chesapeake Hedge Agreements

Within 30 days of October 29, 2018, Chesapeake will enter into certain hedge agreements for the year 2019 and prior to December 31, 2018, Chesapeake will enter into certain hedge agreements for the year 2020.

Conditions to the Completion of the Merger

Mutual Conditions

The respective obligations of Chesapeake, WildHorse and Merger Sub to consummate the merger are subject to the satisfaction at or prior to the effective time of the merger of the following conditions, any or all of which may be waived jointly by Chesapeake, WildHorse and Merger Sub, in whole or in part, to the extent permitted by applicable law:

•	The Chesapeake issuance proposal must have been approved in accordance with applicable law and the Chesapeake organizational documents, as applicable.

•	The merger proposal must have been approved in accordance with applicable law and the WildHorse organizational documents, as applicable.

•	Any waiting period under the HSR Act applicable to the merger and the other transactions contemplated by the merger agreement must have expired or been terminated.

•

Any governmental entity having jurisdiction over Chesapeake, WildHorse and Merger Sub must not have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger, and any law that makes the consummation of the merger illegal or otherwise prohibited must not have been adopted.

•

The registration statement, of which this joint proxy statement/prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

•	The shares of Chesapeake common stock issuable to WildHorse stockholders pursuant to the merger agreement must have been authorized for listing on the NYSE, upon official notice of issuance.

•	Prior to the effective time of the merger and conditioned upon the occurrence of the closing, each share of WildHorse preferred stock shall have been converted into shares of WildHorse common stock.

Additional Conditions to the Obligations of Chesapeake

The obligations of Chesapeake and Merger Sub to consummate the merger are subject to the satisfaction at or prior to the effective time of the merger of the following conditions, any or all of which may be waived exclusively by Chesapeake, in whole or in part, to the extent permitted by applicable law:

•

certain representations and warranties of WildHorse set forth in the merger agreement regarding capital structure and absence of certain changes or events must have been true and correct as of October 29,

2018 and as though made on and as of the closing date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date);

•

all other representations and warranties of WildHorse set forth in the merger agreement must have been true and correct as of as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “WildHorse material adverse effect”) would not reasonably be expected to have, individually or in the aggregate, a WildHorse material adverse effect;

•

WildHorse must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under the merger agreement on or prior to the effective time of the merger;

•

Chesapeake must have received a certificate of WildHorse signed by an executive officer of WildHorse, dated as of the closing date, confirming that the conditions in the three bullets above have been satisfied; and

•

Chesapeake must have received an opinion from Chesapeake tax counsel, in form and substance reasonably satisfactory to Chesapeake, dated as of the closing date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion, such counsel must have received and may rely upon duly executed certificates of Chesapeake and WildHorse containing such representations as are reasonably necessary or appropriate and such other information reasonably requested by and provided to it by WildHorse and Chesapeake for purposes of rendering such opinion.

Additional Conditions to the Obligations of WildHorse

The obligation of WildHorse to consummate the merger is subject to the satisfaction at or prior to the effective time of the merger of the following conditions, any or all of which may be waived exclusively by WildHorse, in whole or in part, to the extent permitted by applicable law:

•

certain representations and warranties of Chesapeake and Merger Sub set forth in the merger agreement regarding capital structure and absence of certain changes or events must have been true and correct as of October 29, 2018 and must be true and correct as of the closing date, as though made on and as of the closing date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date will have been true and correct only as of such date);

•

all other representations and warranties of Chesapeake and Merger Sub set forth in the merger agreement must have been true and correct as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date must have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Chesapeake material adverse effect”) that would not reasonably be expected to have, individually or in the aggregate, a Chesapeake material adverse effect;

•

Chesapeake and Merger Sub each must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by them under the merger agreement at or prior to the effective time of the merger;

•

WildHorse must have received a certificate of Chesapeake signed by an executive officer of Chesapeake, dated as of the closing date, confirming that the conditions in the three bullets above have been satisfied; and

•

WildHorse must have received an opinion from WildHorse tax counsel, in form and substance reasonably satisfactory to WildHorse, dated as of the closing date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this bullet, such counsel must have received and may rely upon duly executed certificates of Chesapeake and WildHorse containing such representations as are reasonably necessary or appropriate and such other information reasonably requested by and provided to it by WildHorse and Chesapeake for purposes of rendering such opinion.

Frustration of Closing Conditions

None of Chesapeake, WildHorse or Merger Sub may rely, either as a basis for not consummating the merger or for terminating the merger agreement, on the failure of any condition set forth above, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of the merger agreement.

Termination

Termination Rights

Chesapeake and WildHorse may terminate the merger agreement and abandon the merger at any time prior to the effective time of the merger by mutual written consent of Chesapeake and WildHorse.

The merger agreement may also be terminated by either Chesapeake or WildHorse at any time prior to the effective time of the merger in any of the following situations:

•

if any governmental entity having jurisdiction over any party has issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such order, decree, ruling or injunction or other action has become final and nonappealable, or if any law has been adopted that permanently makes the consummation of the merger illegal or otherwise permanently prohibited, so long as the terminating party has not breached any material covenant or agreement under the merger agreement that has caused or resulted in such order, decree, ruling or injunction or other action;

•

if the merger has not been consummated on or before May 31, 2019, so long as the terminating party has not failed to fulfill any material covenant or agreement under the merger agreement where such failure caused or resulted in the failure of the merger to occur on or before such date (which we refer to as the “end date termination event”);

•

in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the merger agreement which (1) would give rise to the failure of an applicable closing condition if it was continuing as of the closing date and (2) cannot be or has not been cured by the earlier of 30 days after the giving of written notice to the breaching party of such breach and the basis for such notice and two business days prior to May 31, 2019 (which, in the case of a breach by WildHorse, we refer to as a “WildHorse breach termination event” and, in the case of a breach by Chesapeake, we refer to as a “Chesapeake breach termination event”); or

•

if (1) the WildHorse stockholders do not approve the merger proposal upon a vote held at a duly held WildHorse Special Meeting, or at any adjournment or postponement of the WildHorse Special Meeting (which we refer to as a “WildHorse stockholder approval termination event”), or (2) the Chesapeake shareholders do not approve the Chesapeake issuance proposal upon a vote held at a duly held Chesapeake special meeting, or at any adjournment or postponement of the Chesapeake special meeting (which we refer to as a “Chesapeake shareholder approval termination event”).

In addition, the merger agreement may be terminated by Chesapeake:

•

if prior to the approval of the merger proposal by WildHorse stockholders, the WildHorse board has effected a WildHorse recommendation change whether or not such WildHorse recommendation change is permitted by the merger agreement; or

•

if WildHorse is in violation in any material respect of its “no solicitation” obligations under the merger agreement as described in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 156 (which we refer to as a “WildHorse no solicitation breach termination event”).

Further, the merger agreement may be terminated by WildHorse:

•

if prior to the approval of the merger proposal by WildHorse stockholders, the WildHorse board has entered into a definitive agreement with respect to a WildHorse superior proposal, so long as WildHorse has contemporaneously with such termination tendered payment to Chesapeake of the termination fee and WildHorse has complied with the match right and “no solicitation” obligations under the merger agreement with respect to such WildHorse competing proposal (which we refer to as a “WildHorse superior proposal termination event”);

•

if prior to the approval of the Chesapeake issuance proposal by Chesapeake shareholders, the Chesapeake board has effected a Chesapeake recommendation change, whether or not such Chesapeake recommendation change is permitted by the merger agreement; or

•

if Chesapeake is in violation in any material respect of its “no solicitation” obligations under the merger agreement as described in the section entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 156 (which we refer to as a “Chesapeake no solicitation breach termination event”).

Termination Fees Payable by Chesapeake

The merger agreement requires Chesapeake to pay WildHorse the reverse termination fee if:

•	WildHorse terminates the merger agreement due to a Chesapeake recommendation change or due to a Chesapeake no solicitation breach termination event;

•

(1) (A) Chesapeake or WildHorse terminates the merger agreement due to a Chesapeake shareholder approval termination event, and on or before the date of any such termination, a Chesapeake competing proposal was publicly announced or publicly disclosed and not withdrawn prior to the Chesapeake special meeting or (B) WildHorse terminates the merger agreement due to a Chesapeake breach termination event or WildHorse or Chesapeake terminates the merger agreement due to an end date termination event and on or before the date of any such termination, a Chesapeake competing proposal was announced, disclosed or otherwise communicated to the Chesapeake board, and (2) within 12 months after the date of such termination, Chesapeake enters into a definitive agreement with respect to a Chesapeake competing proposal or consummates a Chesapeake competing proposal. For purposes of this paragraph, any reference in the definition of Chesapeake competing proposal to “20%” will be deemed to be a reference to “more than 50%.”

In no event will Chesapeake be required to pay the reverse termination fee on more than one occasion.

Termination Fees Payable by WildHorse

The merger agreement requires WildHorse to pay Chesapeake the termination fee if:

•	WildHorse terminates the merger agreement due to a WildHorse superior proposal termination event;

•	Chesapeake terminates the merger agreement due to a WildHorse recommendation change or due to a WildHorse no solicitation breach termination event;

•

(1) (A) Chesapeake or WildHorse terminates the merger agreement due to a WildHorse stockholder approval termination event, and on or before the date of any such termination a WildHorse competing proposal was publicly announced or publicly disclosed and not withdrawn prior to the WildHorse Stockholder Meeting or (B) Chesapeake terminates the merger agreement due to a WildHorse breach termination event or Chesapeake or WildHorse terminates the merger agreement due to an end date termination event and on or before the date of any such termination a WildHorse competing proposal was announced, disclosed or otherwise communicated to the WildHorse board, and (2) within 12 months after the date of such termination, WildHorse enters into a definitive agreement with respect to a WildHorse competing proposal or consummates a WildHorse competing proposal. For purposes of this paragraph, any reference in the definition of WildHorse competing proposal to “20%” shall be deemed to be a reference to “more than 50%.”

In no event will WildHorse be required to pay the termination fee on more than one occasion.

Chesapeake Expenses Payable by WildHorse

The merger agreement requires WildHorse to pay the Chesapeake expense reimbursement if either WildHorse or Chesapeake terminates the merger agreement due to a WildHorse stockholder approval termination event. In no event will Chesapeake be entitled to receive more than one payment of the Chesapeake expense reimbursement. If Chesapeake receives the termination fee, then Chesapeake will not be entitled to also receive the Chesapeake expense reimbursement.

WildHorse Expenses Payable by Chesapeake

The merger agreement requires Chesapeake to pay the WildHorse expense reimbursement if either WildHorse or Chesapeake terminates the merger agreement due to a Chesapeake shareholder approval termination event. In no event will WildHorse be entitled to receive more than one payment of the WildHorse expense reimbursement. If WildHorse receives the reverse termination fee, then WildHorse will not be entitled to also receive the WildHorse expense reimbursement.

Effect of Termination

In the event of termination of the merger agreement pursuant to the provisions described in the section entitled “The Merger Agreement—Termination” beginning on page 173, the merger agreement (other than certain provisions as set forth in the merger agreement) will become void and of no effect with no liability on the part of any party to the merger agreement. However, except as otherwise expressly provided in the merger agreement, no termination of the merger agreement will relieve any party to the merger agreement of any liability or damages to the other parties resulting from any intentional fraud or any willful and material breach of the merger agreement or the Confidentiality Agreement dated August 8, 2018 between Chesapeake and WildHorse, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Expenses

Except as otherwise provided in the merger agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring the expense.

Specific Performance; Remedies

Chesapeake, WildHorse and Merger Sub have agreed that each will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. Chesapeake, WildHorse and Merger Sub accordingly have agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the merger agreement.

The monetary remedies and the specific performance remedies set forth in the merger agreement will be the sole and exclusive remedies of (i) WildHorse and its subsidiaries against Chesapeake and Merger Sub and any of their respective former, current or future general or limited partners, stockholders, managers, members, representatives or affiliates for any loss suffered as a result of the failure of the merger to be consummated, except in the case of fraud or a willful and material breach of any covenant, agreement or obligation (in which case only Chesapeake and Merger Sub will be liable for damages for such intentional fraud or willful and material breach), and upon payment of such amount, none of Chesapeake or Merger Sub or any of their respective former, current or future general or limited partners, stockholders, managers, members, representatives or affiliates will have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated by the merger agreement, except for the liability of Chesapeake in the case of intentional fraud or a willful and material breach of any covenant, agreement or obligation; and (ii) Chesapeake and Merger Sub against WildHorse and its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, managers, members, representatives or affiliates for any loss suffered as a result of the failure of the merger to be consummated, except in the case of intentional fraud or a willful and material breach of any covenant, agreement or obligation (in which case only WildHorse will be liable for damages for such intentional fraud or willful and material breach), and upon payment of such amount, none of WildHorse and its subsidiaries or any of their respective former, current or future general or limited partners, stockholders, managers, members, representatives or affiliates will have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated by the merger agreement, except for the liability of WildHorse in the case of intentional fraud or a willful and material breach of any covenant, agreement or obligation.

No Third Party Beneficiaries

Nothing in the merger agreement, express or implied, is intended to or confers upon any person other than Chesapeake, WildHorse and Merger Sub any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement, except:

•	from and after the effective time of the merger, the rights of the holders of shares of WildHorse capital stock and shares of restricted WildHorse common stock to receive the merger consideration;

•	the rights of the first director and the second director;

•	the right of the indemnified persons to enforce the obligations described under “The Merger Agreement—Indemnification; Directors’ and Officers’ Insurance” beginning on page 167.

Amendment

The merger agreement may be amended in writing at any time by action taken or authorized by the Chesapeake board and the WildHorse board; however, after the approval by WildHorse stockholders of the merger proposal or the approval by Chesapeake shareholders of the Chesapeake issuance proposal, no amendment or waiver may be made which requires further approval by WildHorse stockholders or Chesapeake shareholders under applicable law unless such further approval is obtained. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Governing Law

The merger agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of relate to the merger agreement, or the negotiation, execution or performance of the merger agreement, are governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof. However, all matters relating to the fiduciary obligations of the Chesapeake board shall be governed by and construed in accordance with the laws of the State of Oklahoma without regard to the conflicts of law principles thereof to the extent such principles would direct a matter to another jurisdiction.

Voting and Support Agreements

In connection with the execution of the merger agreement, on October 29, 2018, Jay C. Graham, the NGP stockholders, and the Carlyle stockholder, entered into the voting agreements with Chesapeake and WildHorse. The WildHorse stockholders that executed the voting agreements have agreed to vote or cause to be voted all shares of WildHorse common stock and WildHorse preferred stock held by them in favor of the adoption of the merger and against alternative transactions, subject to certain reductions in the number of shares of WildHorse common stock and WildHorse preferred stock bound by such obligation in the event of a WildHorse recommendation change. As of the WildHorse notice record date, the 435,000 shares of WildHorse preferred stock held by the Carlyle stockholder are convertible into                  shares of WildHorse common stock. As of the date of this joint proxy statement/prospectus, such stockholders hold and are entitled to vote in the aggregate approximately        % of the issued and outstanding shares of WildHorse common stock entitled to vote at the WildHorse special meeting (on an as-converted basis). In the event that WildHorse’s board of directors changes its recommendation that WildHorse stockholders adopt the merger agreement, such stockholders, taken together, will be required to vote shares that, in the aggregate, represent 35% of the issued and outstanding shares of WildHorse common stock and WildHorse preferred stock (on an as-converted basis) on such proposal, with each such stockholder being able to vote the balance of its shares of WildHorse common stock on such proposal in such stockholder’s sole discretion.

As of the date of this joint proxy statement/prospectus, those stockholders hold and are entitled to vote in the aggregate approximately        % of the issued and outstanding shares of WildHorse common stock entitled to vote at the WildHorse special meeting (on an as-converted basis). In the event that WildHorse’s board of directors changes its recommendation that WildHorse stockholders adopt the merger agreement, such stockholders, taken together, will be required to vote shares that, in the aggregate, represent 35% of the issued and outstanding shares of WildHorse common stock and WildHorse preferred stock (on an as-converted basis) on such proposal, with each such stockholder being able to vote the balance of its shares of WildHorse common stock on such proposal in such stockholder’s sole discretion.

In addition, Jay C. Graham, the NGP stockholders and the Carlyle stockholder irrevocably elected to receive the mixed consideration with respect to their WildHorse common stock, including WildHorse preferred stock on an as-converted basis, as applicable. Subject to certain exceptions, the voting agreements also contain prohibitions applicable to such stockholders that are consistent with the non-solicitation provisions of the merger agreement. Pursuant to the voting agreements, for 60 or 180 days, as the case may be, following the closing date of the merger, such stockholders are prohibited from effecting certain sales, transfers and dispositions of greater than 15% of such stockholder’s Chesapeake common stock received by such stockholder as merger consideration, subject to certain adjustments. In addition, until the earlier of the termination of the merger agreement or the consummation of the merger, the voting agreements restrict such stockholders from selling shares of WildHorse common stock or WildHorse preferred stock owned by such stockholders, provided that the NGP stockholders may distribute up to 15% of their shares of WildHorse common stock to their equity owners and the Carlyle stockholder may sell or otherwise transfer up to 15% of its shares of WildHorse preferred stock.

The voting agreements will terminate upon the earlier to occur of the consummation of the merger or the termination of the merger agreement.

The voting agreements also contain certain standstill provisions for the benefit of Chesapeake and the surviving corporation applicable for one year following the effective time of the merger which, among other things, restrict the WildHorse stockholders that are parties to the voting agreements from acquiring additional Chesapeake common stock, proposing certain transactions involving Chesapeake and taking certain actions to influence the management of Chesapeake.

Additionally, the voting agreement with the Carlyle stockholder requires such stockholder to convert its shares of WildHorse preferred stock into WildHorse common stock prior to the effective time of the merger.

Registration Rights Agreement

In connection with the execution of the merger agreement, on October 29, 2018, the holders, entered into the registration rights agreement with Chesapeake. Pursuant to the registration rights agreement, Chesapeake has agreed to register the sale of shares of Chesapeake common stock held by the holders under certain circumstances.

At any time following the closing of the merger and subject to the limitations set forth below, each NGP stockholder (or its permitted transferees) will have the right to require Chesapeake by written notice to prepare and file a registration statement registering the offer and sale of a certain number of shares of Chesapeake common stock. Generally, Chesapeake is required to provide notice of the request to certain other Chesapeake shareholders who may, in certain circumstances, participate in the registration. Subject to certain exceptions, Chesapeake will not be obligated to effect a demand registration within 90 days after the closing of any underwritten offering of shares of Chesapeake common stock. Further, Chesapeake is not obligated to effect more than a total of four demand registrations in aggregate and in no event will be required to effect more than two demand registrations within a calendar year.

Chesapeake will also not be obligated to effect any demand registration in which the anticipated aggregate offering price for Chesapeake common stock included in such offering is less than $200 million. Any such demand registration may be for a shelf registration statement. Chesapeake will be required to use reasonable best efforts to maintain the effectiveness of any such registration statement until the date on which all shares covered by such registration statement have been sold (subject to certain extensions).

In addition, each NGP stockholder (or its permitted transferees) will have the right to require Chesapeake, subject to certain limitations, to effect a distribution of any or all of its shares of Chesapeake common stock by means of an underwritten offering. In general, any demand for an underwritten offering (other than the first requested underwritten offering made in respect of a prior demand registration and other than a requested underwritten offering made concurrently with a demand registration) shall constitute a demand request subject to the limitations set forth above.

Subject to certain exceptions, if at any time Chesapeake proposes to register an offering of Chesapeake common stock or conduct an underwritten offering, whether or not for Chesapeake’s own account, then Chesapeake must notify each holder (or its permitted transferees) of such proposal to allow them to include a specified number of their shares of Chesapeake common stock in that registration statement or underwritten offering, as applicable.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and Chesapeake’s right to delay or withdraw a registration statement under certain circumstances. Chesapeake will generally pay all registration expenses in connection with its obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS

The following discussion addresses the material U.S. federal income tax consequences of the integrated mergers to holders of WildHorse common stock that exchange their shares of WildHorse common stock for the share consideration or the mixed consideration, as applicable, pursuant to the merger. This discussion applies only to holders that hold their shares of WildHorse common stock as a “capital asset” (generally, property held for investment). This discussion is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretation (possibly with retroactive effect), and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of WildHorse common stock that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of WildHorse common stock that, for U.S. federal income tax purposes, is neither a U.S. holder nor a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of WildHorse common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partnership level. Partnerships and partners in such partnerships should consult their tax advisors about the U.S. federal income tax consequences of the integrated mergers to them.

This discussion is not a complete description of all of the tax consequences of the integrated mergers and, in particular, does not address any consequences arising under the alternative minimum tax, Medicare tax on net investment income, or estate, gift, or other non-income tax, nor does it address any tax considerations under any state, local, or non-U.S. laws. Furthermore, it does not address any tax consequences to holders of WildHorse common stock who are non-U.S. holders (except to the limited extent discussed under “—U.S. Federal Income Tax Withholding and Information Reporting Considerations” below). This discussion also does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of its particular circumstances or to holders of WildHorse common stock that are subject to special treatment under the U.S. federal income tax laws, including, for example:

•	banks, thrifts, mutual funds, or other financial institutions;

•	partnerships, S corporations or other pass-through entities (or investors in such partnerships, S corporations or other pass-through entities);

•	insurance companies;

•	tax-exempt organizations or governmental organizations;

•	dealers or brokers in stocks and securities, commodities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	individual retirement or other tax-deferred accounts;

•	holders that hold their shares of WildHorse common stock as part of a straddle, constructive sale, conversion, integrated or other risk reduction transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	holders whose “functional currency” is not the U.S. dollar;

•	U.S. expatriates;

•

holders who actually or constructively hold (or actually or constructively held at any time during the five-year period ending on the date of the disposition of such holder’s WildHorse common stock pursuant to the merger) 5% or more of the shares of WildHorse common stock; and

•

holders who acquired their shares of WildHorse common stock through the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation or through a tax-qualified retirement plan.

Treatment of the Integrated Mergers

Chesapeake and WildHorse intend for the integrated mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Chesapeake’s obligation to complete the integrated mergers that Chesapeake receive a written opinion from Chesapeake tax counsel to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to WildHorse’s obligation to complete the integrated mergers that WildHorse receive a written opinion from WildHorse tax counsel to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

These opinions will be based on certain customary factual assumptions and on representations made by Chesapeake and WildHorse. If any of such assumptions or representations is or becomes incorrect, incomplete, inaccurate or is violated, the validity of the opinions described above may be affected and the U.S. federal income tax consequences of the integrated mergers could differ materially from those described in this joint proxy statement/prospectus. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court. Neither Chesapeake nor WildHorse intends to request any ruling from the IRS regarding any matters relating to the integrated mergers, and, consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position to the contrary to any of the positions set forth below. If the integrated mergers do not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, a holder of WildHorse common stock would recognize taxable gain or loss upon the exchange of WildHorse common stock for the share consideration or the mixed consideration, as applicable, pursuant to the merger.

Subject to the limitations, assumptions and qualifications herein and in the opinions filed as Exhibits 8.1 and 8.2, respectively, each of Chesapeake tax counsel and WildHorse tax counsel are of the opinion that the integrated mergers, taken together, will qualify as a reorganization under Section 368(a) of the Code, and the remainder of this discussion assumes that the integrated mergers will so qualify.

U.S. Federal Income Tax Consequences of the Integrated Mergers to U.S. Holders

The U.S. federal income tax consequences of the integrated mergers to a U.S. holder generally will depend on whether such U.S. holder exchanges its shares of WildHorse common stock for the share consideration or the mixed consideration.

Exchange of Shares of WildHorse Common Stock for the Share Consideration

A U.S. holder that exchanges its shares of WildHorse common stock for the share consideration pursuant to the merger generally will not recognize any gain or loss for U.S. federal income tax purposes, except with respect to cash, if any, received in lieu of a fractional share of Chesapeake common stock (as discussed below). Each such U.S. holder’s aggregate tax basis in the shares of Chesapeake common stock received in the merger (including any fractional share deemed to be received) will equal such U.S. holder’s aggregate adjusted tax basis in the shares of WildHorse common stock surrendered in the merger. The holding period of the shares of Chesapeake common stock received by such U.S. holder in the merger (including any fractional share deemed to be received) will include such U.S. holder’s holding period for the shares of WildHorse common stock surrendered in the merger. If a U.S. holder holds different blocks of WildHorse common stock (generally, WildHorse common stock acquired on different dates or at different prices), such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Chesapeake common stock received in the merger.

Exchange of Shares of WildHorse Common Stock for the Mixed Consideration

A U.S. holder that exchanges its shares of WildHorse common stock for the mixed consideration pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Chesapeake common stock (including any fractional share of Chesapeake common stock the U.S. holder is treated as having received) and cash received by the U.S. holder in the merger exceeds such U.S. holder’s adjusted tax basis in its shares of WildHorse common stock surrendered in the merger and (ii) the amount of cash received by such U.S. holder in the merger (in each case, excluding any cash received in lieu of a fractional share of Chesapeake common stock, which will be treated as discussed below). The aggregate tax basis of the shares of Chesapeake common stock received in the merger (including any fractional share of Chesapeake common stock deemed to be received) will be the same as the aggregate tax basis of the shares of WildHorse common stock surrendered in exchange therefor in the merger, (i) decreased by the amount of cash received in the merger (excluding any cash received in lieu of a fractional share of Chesapeake common stock), and (ii) increased by the amount of gain recognized in the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below, but excluding any gain recognized with respect to any fractional share of Chesapeake common stock for which cash is received, as discussed below). The holding period of the Chesapeake common stock received by a U.S. holder in the merger (including any fractional share of Chesapeake common stock deemed to be received) will include such U.S. holder’s holding period for the shares of WildHorse common stock surrendered in the merger. If a U.S. holder holds different blocks of WildHorse common stock (generally, WildHorse common stock acquired on different dates or at different prices), such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Chesapeake common stock received in the merger.

Subject to the discussion below regarding potential dividend treatment, any gain recognized by a U.S. holder in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held the shares of WildHorse common stock that it surrendered in the merger for more than one year as of the effective date of the merger. Long-term capital gains of certain non-corporate holders, including individuals, generally are taxed at preferential rates. In some cases, if a U.S. holder actually or constructively owns Chesapeake common stock other than Chesapeake common stock received pursuant to the merger, any gain recognized by such holder could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such U.S. holder may have dividend income up to the amount of the cash received by it in the merger. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, holders of WildHorse common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Receipt of Cash Upon the Deemed Sale of a Fractional Share

A U.S. holder of shares of WildHorse common stock who receives cash in lieu of a fractional share of Chesapeake common stock generally will be treated as having received such fractional share pursuant to the merger and then as having sold such fractional share for cash. As a result, such U.S. holder generally will recognize gain or loss equal to the difference, if any, between the amount of cash received for such fractional share and the tax basis allocated to such fractional share (determined as described above). Such gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for such fractional share (determined as described above) is more than one year. The deductibility of capital losses is subject to limitation.

U.S. Federal Income Tax Withholding and Information Reporting Considerations

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of shares of WildHorse common stock in connection with the merger generally will be subject to information reporting unless the U.S. holder is an exempt recipient and may, under certain circumstances, be subject to backup withholding (currently at a rate of 24%), unless such holder provides the applicable withholding agent with its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Information reporting and backup withholding will generally apply to payments made pursuant to the merger to a non-U.S. holder, unless such holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Any amounts withheld from payments to a holder of shares of WildHorse common stock under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against such holder’s U.S. federal income tax liability provided that such holder timely furnishes the required information to the IRS.

Withholding on Cash Portion of the Mixed Consideration for Non-U.S. Holders

In the event the applicable withholding agent is unable to determine whether any gain recognized by a non-U.S. holder has the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code (as discussed above in “Exchange of Shares of WildHorse Common Stock for the Mixed Consideration”), such withholding agent may withhold U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the entire amount of cash consideration (excluding cash received in lieu of a fractional share of Chesapeake common stock) payable to such non-U.S. holder in the merger. A non-U.S. holder may be eligible to obtain a refund of all or a portion of any tax withheld if (i) the gain recognized by such non-U.S. holder in the merger does not have the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code or (ii) such non-U.S. holder is otherwise eligible for a reduced rate of, or exemption from, such tax. Non-U.S. holders of WildHorse common stock are encouraged to consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act provisions of the Code (“FATCA”) impose a 30% withholding tax on dividends paid on stock in a domestic corporation such as WildHorse, if such stock is held by or through certain foreign entities, unless such foreign entities satisfy specific information reporting or other compliance provisions or an exemption applies. As a result, FATCA withholding may apply to any proceeds from any deemed sale pursuant to the merger to the extent such proceeds are treated as a dividend as discussed above in “Exchange of Shares of WildHorse Common Stock for the Mixed Consideration.” Holders of WildHorse common stock are encouraged to consult with their tax advisors regarding the implications of FATCA with respect to any cash payments received pursuant to the merger.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR HOLDER. ALL HOLDERS OF WILDHORSE COMMON STOCK ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO THEM, INCLUDING TAX REPORTING REQUIREMENTS, AND THE APPLICABILITY AND EFFECT OF ANY FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements (which we refer to as the unaudited pro forma condensed combined financial statements) have been prepared to give effect to certain transactions of Chesapeake and WildHorse as further described below.

On November 2, 2018, Chesapeake filed a Form 8-K/A (the “Chesapeake Form 8-K/A”) containing pro forma financial statements (the “Chesapeake Disposition Pro Formas”) to reflect the following transaction:

•

On October 29, 2018, Chesapeake completed the previously disclosed sale of approximately 1,500,000 gross (900,000 net) acres in Ohio, of which approximately 320,000 net acres are prospective for the Utica Shale with approximately 920 producing wells, along with related property and equipment (collectively, the “Designated Properties”) for net proceeds of approximately $1.868 billion in cash, subject to customary post-closing adjustments and a contingent payment described in Chesapeake’s Form 8-K filed on July 26, 2018, to EAP Ohio, LLC, an affiliate of Encino Acquisition Partners, LLC (the “Utica Disposition”).

On each of April 18, 2018 and November 14, 2018, WildHorse filed a Form 8-K (together, the “WildHorse Form 8-Ks”) containing pro forma financial statements (the “WildHorse A&D Pro Formas”) to reflect the following transactions:

•

On March 29, 2018, WildHorse completed the previously disclosed sale of certain producing and non-producing oil and natural gas properties for a total net sales price of approximately $206.4 million (the “NLA Divestiture”).

•

On June 30, 2017, WildHorse acquired oil and gas working interests covering approximately 111,000 aggregate net acres and the associated production in Burleson, Brazos, Lee, Milam, Robertson, and Washington Counties, Texas (the “Eagle Ford Acquisition”) for an aggregate of approximately $533.6 million of cash and approximately 5.5 million shares of common stock valued at approximately $60.8 million.

The unaudited pro forma condensed combined financial statements contained herein have been further adjusted to reflect the following transactions:

•

On October 29, 2018, Chesapeake and WildHorse entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) pursuant to which Chesapeake agreed to acquire WildHorse for approximately $3.977 billion, including the assumption of WildHorse’s debt (the “Merger”). Under the terms and conditions contained in the Merger Agreement, and upon the completion of the Merger, holders of shares of WildHorse common stock, at their election, will either receive 5.989 shares of Chesapeake common stock or a combination of 5.336 shares of Chesapeake common stock and $3.00 in cash, in exchange for each share of WildHorse common stock (in each case, the “Merger Consideration”).

•

On October 29, 2018, Chesapeake delivered a notice of redemption to the trustee for its 8.00% Senior Secured Second Lien Notes due 2022 (“Second Lien Notes”) to call for redemption of approximately $1.416 billion aggregate principal amount of the outstanding Second Lien Notes, representing 100% of the aggregate principal amount of the outstanding Second Lien Notes for $1.477 billion, including the premium. The redemption was completed on November 28, 2018. Chesapeake used the net proceeds from the sale of the Designated Properties to redeem the Second Lien Notes (the “Second Lien Redemption” and, together with the Utica Disposition, the NLA Divestiture, the Eagle Ford Acquisition and the Merger, the “Transactions”).

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017 and for the nine months ended September 30, 2018 combine the pro forma condensed consolidated statements of operations of Chesapeake (giving effect to the Utica Disposition) and WildHorse (giving effect to the NLA Divestiture and the Eagle Ford Acquisition) with the effects of the Merger and the Second Lien Redemption, as if they had been consummated on January 1, 2017, the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet combines the pro forma condensed balance sheet of Chesapeake (giving effect to the Utica Disposition) and the historical consolidated balance sheet of WildHorse as of September 30, 2018 with the effects of the Merger and the Second Lien Redemption as if they had been consummated on September 30, 2018. No pro forma balance sheet for WildHorse giving effect to the NLA Divestiture and the Eagle Ford Acquisition is presented because the effects have been reflected in the September 30, 2018 condensed consolidated balance sheet. The historical and unaudited pro forma condensed consolidated financial statements of WildHorse have been adjusted to reflect certain reclassifications to conform to Chesapeake’s financial statement presentation.

The unaudited condensed combined pro forma financial statements reflect the following pro forma adjustments related to the Merger and the Second Lien Redemption, based on available information and certain assumptions that Chesapeake believes are reasonable:

•

Chesapeake’s merger with WildHorse, which will be accounted for using the acquisition method of accounting, with Chesapeake identified as the accounting acquirer, which is described in the section entitled “The Merger—Accounting Treatment of the Merger” beginning on page 141;

•	the conversion of 435,000 shares of WildHorse’s 6.00% Series A Perpetual Convertible Preferred Stock into 32,402,059 shares of WildHorse common stock prior to the effective time of the Merger;

•	adjustments to conform the classification of expenses in WildHorse’s unaudited pro forma statements of operations to Chesapeake’s classification for similar expenses;

•	adjustments to conform the classification of certain assets and liabilities in WildHorse’s historical balance sheet to Chesapeake’s classification for similar assets and liabilities;

•	the assumption of liabilities by Chesapeake for any transaction-related expenses;

•	the estimated tax impact of pro forma adjustments; and

•	the use of a portion of the proceeds from the sale of the Designated Properties to redeem the Second Lien Notes.

As of the date of this joint proxy statement/prospectus, Chesapeake has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the WildHorse assets to be acquired and the liabilities to be assumed in the Merger and the related allocations of purchase price. A final determination of the fair value of WildHorse’s assets and liabilities, including, potentially, intangible assets with indefinite and/or finite lives, will be based on the actual net tangible and intangible assets and liabilities of WildHorse that exist as of the closing date of the Merger and, therefore, cannot be made prior to the completion of the Merger. In addition, the value of the consideration to be paid by Chesapeake upon the consummation of the Merger will be determined based on the closing price of Chesapeake’s common stock on the closing date of the Merger. As a result of the foregoing, the pro forma adjustments with respect to the Merger are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements presented below. Chesapeake estimated the fair value of WildHorse’s assets and liabilities based on discussions with WildHorse’s management, preliminary valuation studies, due diligence and information presented in WildHorse’s SEC filings. Until the Merger is completed, both companies are limited in their ability to share certain information. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma condensed combined balance sheet and/or unaudited pro forma condensed combined statements of operations. The final purchase price allocation with respect to the Merger may be materially different than that reflected in the unaudited pro forma purchase price allocation presented herein.

Assumptions and estimates underlying the adjustments to the unaudited pro forma condensed combined financial statements (which we refer to as the pro forma adjustments) are described in the notes to the

Chesapeake Disposition Pro Formas, the WildHorse A&D Pro Formas and the accompanying notes to unaudited pro forma combined financial information. The historical and unaudited pro forma financial statements of the companies have been further adjusted in the unaudited pro forma condensed combined financial statements to give effect to the transactions that are directly attributable to the Merger and the Second Lien Redemption, are factually supportable and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results of Chesapeake and WildHorse following the Merger and the Second Lien Redemption. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Transactions occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of the combined company following the Transactions.

The unaudited pro forma condensed combined financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue or other factors that may result as a consequence of the Merger and, accordingly, do not attempt to predict or suggest future results. Specifically, the unaudited pro forma condensed combined statements of operations exclude projected synergies expected to be achieved as a result of the Merger, which are described in the section entitled “The Merger—Recommendation of the Chesapeake Board of Directors and Chesapeake’s Reasons for the Merger” beginning on page 90, as well as any associated costs that may be required to be incurred to achieve the identified synergies. The unaudited pro forma condensed combined statements of operations also exclude the effects of transaction costs associated with the Merger, costs associated with any restructuring actions, integration activities or asset dispositions resulting from the Merger, which to the extent they occur, are expected to be non-recurring and will not have been incurred at the closing date of the Merger. However, such costs could affect the combined company following the Merger in the period the costs are incurred or recorded. Further, the unaudited pro forma condensed combined financial statements do not reflect the effect of any regulatory actions that may impact the results of the combined company following the Merger.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the historical audited consolidated financial statements of Chesapeake as of and for the year ended December 31, 2017, included in Chesapeake’s Annual Report on Form 10-K and incorporated by reference into this document;

•

the historical audited consolidated financial statements of WildHorse as of and for the year ended December 31, 2017, included in WildHorse’s Annual Report on Form 10-K and incorporated by reference into this document;

•

the historical unaudited condensed consolidated financial statements of Chesapeake as of and for the nine months ended September 30, 2018, included in Chesapeake’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and incorporated by reference into this document;

•

the historical unaudited condensed consolidated financial statements of WildHorse as of and for the nine months ended September 30, 2018, included in WildHorse’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 and incorporated by reference into this document;

•

the unaudited pro forma condensed consolidated statement of operations of WildHorse for the nine months ended September 30, 2018, included in WildHorse’s Form 8-K dated November 14, 2018 and incorporated by reference into this document;

•

the unaudited pro forma condensed consolidated statement of operations of WildHorse for the year ended December 31, 2017, included in WildHorse’s Form 8-K dated April 18, 2018 and incorporated by reference into this document;

•

the unaudited pro forma condensed consolidated financial statements of Chesapeake as of and for the nine months ended September 30, 2018 and for the year ended December 31, 2017, included in Chesapeake’s Form 8-K/A dated November 2, 2018 and incorporated by reference into this document;

•

other information relating to Chesapeake and WildHorse contained in or incorporated by reference into this document, which is described in the sections entitled “Selected Historical Consolidated Financial Data of Chesapeake,” “Selected Historical Consolidated Financial Data of WildHorse” and “Where You Can Find More Information” beginning on pages 38, 40 and 217, respectively; and

•	the risk factors described in the section entitled “Risk Factors” beginning on page 46.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

SEPTEMBER 30, 2018

(IN MILLIONS)

	Chesapeake Pro Forma	WildHorse Historical	Reclass Adjustments		Pro Forma Adjustments		Debt Redemption		Chesapeake Pro Forma Combined
CURRENT ASSETS:
Cash and cash equivalents	$1,872	$2	$—		$(397	)(b)	$(1,477	) (j)	$—
Accounts receivable, net	1,051	111							1,162
Other current assets	180	6							186

Total Current Assets	3,103	119	—		(397)		(1,477)		1,348

PROPERTY AND EQUIPMENT:
Oil and natural gas properties, at cost based on full cost accounting:
Proved oil and natural gas properties	69,031	—	2,572	(a)	(533	)(c)			70,644
					(426	)(d)
Unproved properties	2,392	—	699	(a)	1,221	(c)			4,312
Other property and equipment	1,765	—	79	(a)					1,844

Total Property and Equipment, at Cost	73,188	—	3,350		262		—		76,800

Less: accumulated depreciation, depletion and amortization	(64,485)	—	(426	)(a)	426	(d)			(64,485)
Property and equipment held for sale, net	47	—							47

Total Property and Equipment, Net	8,750	—	2,924		688		—		12,362

Oil and natural gas properties, at cost based on successful efforts accounting:
Oil and gas properties	—	3,271	(3,271	)(a)					—
Other property and equipment	—	79	(79	)(a)					—
Accumulated depreciation, depletion and amortization	—	(426)	426	(a)					—

Total Property and Equipment, Net	—	2,924	(2,924)		—		—		—

LONG-TERM ASSETS:
Derivative instruments	—	1							1
Debt issuance costs	—	3	(3	)(a)					—
Other long-term assets	247	18	3	(a)	(3	)(e)			265

TOTAL ASSETS	$12,100	$3,065	$—		$288		$(1,477)		$13,976

CURRENT LIABILITIES:
Accounts payable	$670	$66							$736
Current maturities of long-term debt, net	432	—							432
Accrued interest	126	—							126
Short-term derivative liabilities	310	132							442
Accrued liabilities	—	170	(170	)(a)					—
Other current liabilities	1,437	—	170	(a)	48	(f)			1,655

Total Current Liabilities	2,975	368	—		48		—		3,391

LONG-TERM LIABILITIES:
Long-term debt, net	9,380	1,086			6	(b)	(1,823	) (j)	8,685
					36	(g)
Long-term derivative liabilities	28	82							110
Deferred tax liabilities	—	44			(44	)(c)			—
Asset retirement obligations, net of current portion	154	8							162
Other long-term liabilities	152	1							153

Total Long-Term Liabilities	9,714	1,221	—		(2)		(1,823)		9,110

Preferred stock	—	448			(448	)(h)			—

	Chesapeake Pro Forma	WildHorse Historical	Reclass Adjustments	Pro Forma Adjustments		Debt Redemption		Chesapeake Pro Forma Combined
EQUITY:
Chesapeake Stockholders’ Equity (Deficit):
Preferred stock	1,671	—						1,671
Common stock	9	1		(1	)(h)			16
				7	(i)
Additional paid-in capital	14,394	1,146		(1,146	)(h)			16,001
				1,607	(i)
Accumulated deficit	(16,723)	(119)		119	(h)	346	(j)	(16,273)
				(48	)(f)
				152	(c)
Accumulated other comprehensive loss	(32)	—						(32)
Less: treasury stock, at cost	(31)	—						(31)

Total Chesapeake Stockholders’ Equity (Deficit)	(712)	1,028	—	690		346		1,352

Noncontrolling interests	123	—						123

Total Equity (Deficit)	(589)	1,028	—	690		346		1,475

TOTAL LIABILITIES AND EQUITY	$12,100	$3,065	$—	$288		$(1,477)		$13,976

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

(IN MILLIONS)

	Chesapeake Pro Forma	WildHorse Pro Forma	Reclass Adjustments		Pro Forma Adjustments		Debt Redemption	Chesapeake Pro Forma Combined
REVENUES:
Oil, natural gas and NGL	$2,708	$—	$679	(a)	$—		$—	$3,163
			(224	)(a)
Oil sales	—	624	(624	)(a)				—
Natural gas sales	—	24	(24	)(a)				—
NGL sales	—	31	(31	)(a)				—
Marketing	3,422	—						3,422

Total Revenues	6,130	679	(224)		—		—	6,585

OPERATING EXPENSES:
Oil, natural gas and NGL production	385	39						424
Oil, natural gas and NGL gathering, processing and transportation	805	4						809
Production taxes	87	37						124
Marketing	3,487	—						3,487
General and administrative	229	43	14	(a)				286
Incentive unit compensation expense	—	14	(14	)(a)				—
Restructuring and other termination costs	38	—						38
Provision for legal contingencies, net	17	—						17
Oil, natural gas and NGL depreciation, depletion and amortization	739	199	(1	)(a)	(198	)(d)		908
					169	(k)
Depreciation and amortization of other assets	53	—	1	(a)				54
Impairments	51	—						51
Exploration expense	—	20			(20	)(l)		—
Other operating (income) expense	(1)	1						—
Net losses on sales of fixed assets	7	—						7

Total Operating Expenses	5,897	357	—		(49)		—	6,205

INCOME FROM OPERATIONS	233	322	(224)		49		—	380

	Chesapeake Pro Forma	WildHorse Pro Forma	Reclass Adjustments		Pro Forma Adjustments		Debt Redemption		Chesapeake Pro Forma Combined
OTHER INCOME (EXPENSE):
Interest expense	(400)	(41)					13	(p)	(428)
Loss on derivative instruments	—	(224)	224	(a)					—
Gains on investments	139	—							139
Losses on purchases or exchanges of debt	(68)	—							(68)
Other income	63	—							63

Total Other Expense	(266)	(265)	224		—		13		(294)

INCOME (LOSS) BEFORE INCOME TAXES	(33)	57			49		13		86
Income tax expense (benefit)	(8)	16			(16	)(m)			(8)

NET INCOME (LOSS)	(25)	41	—		65		13		94

Net income attributable to noncontrolling interests	(3)	—							(3)

NET INCOME (LOSS) ATTRIBUTABLE TO CHESAPEAKE	(28)	41	—		65		13		91

Preferred stock dividends	(69)	(22)			22	(h)			(69)
Earnings allocated to participating securities	—	(5)			5	(n)			—

NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	$(97)	$14	$—		$92		$13		$22

EARNINGS (LOSS) PER COMMON SHARE:
Basic	$(0.11)								$0.01
Diluted	$(0.11)								$0.01
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING (in millions):
Basic	909				717	(o)			1,626
Diluted	909				717	(o)			1,626

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

(IN MILLIONS)

	Chesapeake Pro Forma	WildHorse Pro Forma	Reclass Adjustments		Pro Forma Adjustments		Debt Redemption		Chesapeake Pro Forma Combined
REVENUES:
Oil, natural gas and NGL	$4,133	$—	$425	(a)	$—		$—		$4,498
			(60	)(a)
Oil sales	—	382	(382	)(a)					—
Natural gas sales	—	18	(18	)(a)					—
NGL sales	—	25	(25	)(a)					—
Marketing	4,094	—							4,094

Total Revenues	8,227	425	(60)		—		—		8,592

OPERATING EXPENSES:
Oil, natural gas and NGL production	525	39							564
Oil, natural gas and NGL gathering, processing and transportation	1,150	12							1,162
Production taxes	83	24							107
Marketing	4,189	—							4,189
General and administrative	262	42							304
Provision for legal contingencies, net	(38)	—							(38)
Oil, natural gas and NGL depreciation, depletion and amortization	794	149	(2	)(a)	(147	)(d)			921
					127	(k)
Depreciation and amortization of other assets	80	—	2	(a)					82
Impairments	416	—							416
Exploration expense	—	29			(29	) (l)			—
Other operating expense	5	—							5
Net gains on sales of fixed assets	(3)	—							(3)

Total Operating Expenses	7,463	295	—		(49)		—		7,709

INCOME FROM OPERATIONS	764	130	(60)		49		—		883

OTHER INCOME (EXPENSE):
Interest expense	(472)	(26)					22	(p)	(476)
Loss on derivative instruments	—	(60)	60	(a)					—
Gains on purchases or exchanges of debt	233	—							233
North Louisiana settlement	—	(7)							(7)
Other income	9	—							9

Total Other Expense	(230)	(93)	60		—		22		(241)

INCOME BEFORE INCOME TAXES	534	37	—		49		22		642

	Chesapeake Pro Forma	WildHorse Pro Forma	Reclass Adjustments		Pro Forma Adjustments		Debt Redemption	Chesapeake Pro Forma Combined
INCOME TAX EXPENSE (BENEFIT):
Current income taxes	(9)	—	1	(a)	(1	)(m)		(9)
Deferred income taxes	11	—	(19	)(a)	19	(m)		11
Income tax benefit	—	(18)	18	(a)				—

Income tax expense (benefit)	2	(18)	—		18		—	2

NET INCOME	532	55	—		31		22	640

Net income attributable to noncontrolling interests	(4)	—						(4)

NET INCOME ATTRIBUTABLE TO CHESAPEAKE	528	55	—		31		22	636

Preferred stock dividends	(85)	(13)			13	(h)		(85)
Loss on exchange of preferred stock	(41)	—						(41)
Earnings allocated to participating securities	(5)	(6)			7	(n)		(4)

NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$397	$36	$—		$51		$22	$506

EARNINGS PER COMMON SHARE:
Basic	$0.44							$0.31
Diluted	$0.44							$0.31
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING (in millions):
Basic	906				717	(o)		1,623
Diluted	906				717	(o)		1,623

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The unaudited pro forma condensed combined financial information has been derived from the pro forma financial information included in the Chesapeake Disposition Pro Formas and the WildHorse A&D Pro Formas, which give effect to Chesapeake’s sale of the Designated Properties, WildHorse’s NLA Divestiture and Eagle Ford Acquisition, and give effect to the Merger and the Second Lien Redemption. Certain of WildHorse’s historical amounts have been reclassified to conform to Chesapeake’s financial statement presentation. The unaudited pro forma condensed combined balance sheet as of September 30, 2018 gives effect to the Merger and the Second Lien Redemption as if the Merger and Second Lien Redemption had been completed on September 30, 2018. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2017 and the nine months ended September 30, 2018 give effect to the Merger and the Second Lien Redemption as if the merger and Second Lien Redemption had been completed on January 1, 2017.

The unaudited pro forma condensed combined financial statements reflect pro forma adjustments that are described in the Chesapeake Disposition Pro Formas, the WildHorse A&D Pro Formas and the accompanying notes and are based on available information and certain assumptions that Chesapeake believes are reasonable; however, actual results may differ from those reflected in these unaudited pro forma condensed financial statements. In Chesapeake’s opinion, all adjustments that are necessary to present fairly the pro forma financial information have been made. The following unaudited pro forma condensed combined financial statements do not purport to represent what the combined company’s financial position or results of operations would have been if the Transactions had actually occurred on the dates indicated above, nor are they indicative of Chesapeake’s future financial position or results of operations. These unaudited pro forma condensed combined financial statements should be read in conjunction with the Chesapeake Disposition Pro Formas, the WildHorse A&D Pro Formas, the historical consolidated financial statements and related notes thereto of Chesapeake and WildHorse for the periods presented.

2.	Unaudited Pro Forma Condensed Combined Balance Sheet

The Utica Divestiture will be accounted for as set forth in the Chesapeake Disposition Pro Formas. The NLA Divestiture and the Eagle Ford Acquisition will be accounted for as set forth in the WildHorse A&D Pro Formas.

The Merger will be accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated purchase price with respect to the Merger is based upon Chesapeake’s estimates of, and assumptions related to, the fair value of assets to be acquired and liabilities to be assumed as of September 30, 2018 using currently available information. Due to the fact that the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on financial position and results of operations of the combined companies may be materially different from the pro forma amounts included herein. Chesapeake expects to finalize the purchase price allocation as soon as practicable after completion of the Merger.

The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:

•	changes in the estimated fair value of the Chesapeake common stock consideration issued to WildHorse stockholders, based on Chesapeake’s share price at the closing date of the Merger;

•	changes in assumed Merger Consideration elections to be made by WildHorse stockholders upon completion of the Merger;

•

changes in the estimated fair value of WildHorse’s assets acquired and liabilities assumed as of the closing of the Merger, which could result from changes in oil and natural gas commodity prices, reserve estimates, interest rates and other factors;

•	the tax bases of WildHorse’s assets and liabilities as of the closing date of the Merger; and

•	the factors described in the section entitled “Risk Factors” beginning on page 46.

The preliminary fair value assessment of the assets acquired and liabilities assumed expected to be recorded is as follows:

Preliminary Purchase Price Allocation
(in millions)
Consideration:
Cash	$403
Fair value of Chesapeake common stock to be issued(a)	1,614

Total consideration	$2,017

Fair Value of Liabilities Assumed:
Current liabilities	$368
Long-term debt	1,122
Deferred tax liabilities	152
Other long-term liabilities	91

Amounts attributable to liabilities assumed	1,733

Fair Value of Assets Acquired:
Cash and cash equivalents	$2
Other current assets	117
Proved oil and natural gas properties	1,613
Unproved properties	1,920
Other property and equipment	79
Other long-term assets	19

Amounts attributable to assets acquired	3,750

Total identifiable net assets	$2,017

(a)	Based on 717,149,852 shares of Chesapeake common stock at $2.25 per share (closing price as of December 17, 2018).

As a result of the Merger, each share of WildHorse common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive either 5.989 shares of Chesapeake common stock or a combination of 5.336 shares of Chesapeake common stock and $3.00 in cash. The Merger Consideration assumes, based upon the closing price of Chesapeake common shares on December 17, 2018, all of WildHorse’s stockholders will elect the combination of 5.336 shares of common stock and $3.00 cash. Certain WildHorse stockholders have irrevocably elected to receive the combination of 5.336 shares of Chesapeake common stock and $3.00 in cash. If all other stockholders elected to receive 5.989 shares of Chesapeake common stock, the total cash consideration would decrease by $125 million and the fair value of the Chesapeake common stock to be issued would increase by $61 million.

From October 29, 2018, the last trading date prior to the initial public announcement of the Merger to December 17, 2018, the preliminary value of Chesapeake’s Merger Consideration to be issued had decreased by approximately $1.0 billion, as a result of the decrease in the share price for Chesapeake common stock from $3.72 to $2.25. The final value of Chesapeake’s consideration will be determined based on the actual number of shares of Chesapeake common stock issued and the market price of Chesapeake’s common stock at the effective time of the Merger. A 10 percent increase or decrease in the closing price of Chesapeake’s common stock, as compared to the December 17, 2018 closing price of $2.25, would increase or decrease the Merger Consideration by approximately $161 million, assuming all other factors are held constant.

3.	Pro Forma Adjustments

The Chesapeake pro forma balance sheet, Chesapeake pro forma statements of operations as of and for the nine months ended September 30, 2018 and for the year ended December 31, 2017 are derived from the Chesapeake Disposition Pro Formas, which give effect to the Utica Disposition. The WildHorse pro forma statement of operations for the nine months ended September 30, 2018 and the pro forma statement of operations for the year ended December 31, 2017 are derived from the WildHorse A&D Pro Formas.

The following adjustments have been made to the accompanying unaudited pro forma condensed combined financial statements to give effect to the Merger and the Second Lien Redemption:

(a)	The following reclassifications were made as a result of the Merger to conform to Chesapeake’s financial statement presentation:

Pro Forma Condensed Combined Balance Sheet as of September 30, 2018

•

Reclassification of approximately $3.3 billion from oil and gas properties under the successful efforts method of accounting to proved oil and natural gas properties and unproved properties under the full cost method of accounting.

•

Reclassification of approximately $79 million between other property and equipment, as comprised within WildHorse’s total property and equipment, and other property and equipment to conform WildHorse’s presentation to Chesapeake’s presentation.

•

Reclassification of approximately $426 million from accumulated depreciation, depletion and amortization under the successful efforts method of accounting to accumulated depreciation, depletion and amortization under the full cost method of accounting.

•	Reclassification of approximately $3 million between debt issuance costs and other long-term assets to conform WildHorse’s presentation to Chesapeake’s presentation.

•	Reclassification of approximately $170 million between accrued liabilities and other current liabilities to conform WildHorse’s presentation to Chesapeake’s presentation.

Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended September 30, 2018

•

Reclassification of approximately $624 million, $24 million and $31 million of WildHorse’s disaggregated oil, natural gas and NGL sales, respectively, to conform to Chesapeake’s presentation of oil, natural gas and NGL revenues.

•	Reclassification of approximately $224 million for WildHorse’s loss on derivatives from other expense to conform to Chesapeake’s presentation of oil, natural gas and NGL revenues.

•	Reclassification of approximately $14 million for WildHorse’s incentive unit compensation to conform to Chesapeake’s presentation of general and administrative expense.

•

Reclassification of approximately $1 million for WildHorse’s oil, natural gas and NGL depreciation, depletion and amortization to conform to Chesapeake’s presentation of depreciation and amortization of other assets.

Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2017

•

Reclassification of approximately $382 million, $18 million and $25 million of WildHorse’s disaggregated oil, natural gas and NGL sales, respectively, to conform to Chesapeake’s presentation of oil, natural gas and NGL revenues.

•	Reclassification of approximately $60 million for WildHorse’s loss on derivatives from other expense to conform to Chesapeake’s presentation of oil, natural gas and NGL revenues.

•

Reclassification of approximately $2 million for WildHorse’s oil, natural gas and NGL depreciation, depletion and amortization to conform to Chesapeake’s presentation of depreciation and amortization of other assets.

•	Reclassification of approximately $18 million for WildHorse’s income tax benefit to conform to Chesapeake’s presentation of current income taxes and deferred income taxes.

(b)

Reflects the cash consideration resulting from the stockholder election to receive $3.00 in cash for each share of WildHorse common stock. The cash consideration will be funded through cash on hand and borrowings under Chesapeake’s revolving credit facility. For purposes of the unaudited pro forma condensed combined financial statements, Chesapeake has assumed that (i) the outstanding balance of the WildHorse revolving credit facility and (ii) the WildHorse senior notes will remain outstanding at the closing of the merger. For a further discussion of the treatment of WildHorse’s indebtedness, please read “The Merger Agreement—Treatment of Indebtedness.”

(c)

The allocation of the estimated fair value of consideration transferred (based on the closing price of Chesapeake common stock as of December 17, 2018 and $3.00 in cash for each share of WildHorse common stock) to the estimated fair value of the assets acquired and liabilities assumed resulted in the following purchase price allocation adjustments:

•

Approximately $533 million decrease in WildHorse’s net book basis of proved oil and natural gas properties and $1.2 billion increase in WildHorse’s unproved oil and natural gas properties to reflect each at fair value.

•

Approximately $152 million of net deferred tax liabilities associated with the transaction. The primary deferred tax liability recorded is associated with the difference between the purchase price allocated to WildHorse’s assets and the carryover tax basis of such assets. The increase in deferred tax liabilities is completely offset by a decrease in the valuation allowance that Chesapeake maintains against its net deferred tax asset. Accordingly, this results in no deferred tax balance for the combined company.

(d)	Adjustment to eliminate WildHorse’s historical depreciation, depletion and amortization which were recorded under the successful efforts method of accounting.

(e)	Adjustment to eliminate debt issuance costs related to WildHorse’s credit facility.

(f)

Reflects the estimated transaction costs of $48 million related to the Merger, including underwriting, banking, legal and accounting fees that are not capitalized as part of the Merger. These costs are not reflected in the historical September 30, 2018 condensed consolidated balance sheets of Chesapeake and WildHorse, but are reflected in the pro forma unaudited condensed consolidated balance sheet as an increase to other current liabilities as they will be expensed by Chesapeake and WildHorse as incurred. These amounts and their corresponding tax effect have not been reflected in the pro forma condensed combined statements of operations due to their nonrecurring nature.

(g)	The following adjustments were made to reflect the pro forma increases to Long-term debt:

•	Approximately $23 million to WildHorse’s senior notes to record them at fair value;

•	Approximately $12 million to eliminate the debt issuance costs related to WildHorse’s senior notes; and

•	Approximately $1 million to eliminate the discount on WildHorse’s senior notes.

(h)	Reflects the elimination of WildHorse’s historical equity and preferred stock balances in accordance with the acquisition method of accounting.

(i)

Reflects the estimated increase in Chesapeake’s common stock and additional paid-in capital resulting from the issuance of Chesapeake common stock to WildHorse’s stockholders to effect the transaction as follows (in millions, except share and per share amounts):

Shares of Chesapeake common stock to be issued	717,149,852
Closing price per share of Chesapeake common stock on December 17, 2018	$2.25
Total fair value of shares of Chesapeake common stock to be issued	$1,614
Increase in Chesapeake common stock ($0.01 par value per share) as of September 30, 2018	$7
Increase in Chesapeake additional paid-in capital as of September 30, 2018	$1,607

(j)

Adjustment to reflect the redemption of $1.416 billion principal amount of Chesapeake’s Second Lien Notes for approximately $1.477 billion on November 28, 2018. A gain of $346 million is recorded including $407 million of premium related to the Second Lien Notes.

(k)	Adjustment to record pro forma oil, natural gas and NGL related depletion in accordance with the full cost method of accounting.

(l)	Adjustment to eliminate WildHorse’s exploration expense which was recorded under the successful efforts method of accounting in accordance with the full cost method of accounting.

(m)

Refer to (c) above regarding the net deferred tax liabilities associated with the transaction. No income tax benefit has been included in the pro forma statement of operations for the adjustment to the valuation allowance that Chesapeake maintains against its net deferred tax asset due to the nonrecurring nature of any such adjustment. Further, the deferred tax expense (benefit) amount recorded by WildHorse has been eliminated due to the valuation allowance.

(n)

Adjustment to reflect the change in earnings allocated to participating securities. Participating securities consist of unvested restricted stock issued to Chesapeake’s employees and non-employee directors that provide dividend rights.

(o)	Reflects Chesapeake common stock estimated to be issued to WildHorse stockholders.

(p)	Adjustment to eliminate Chesapeake’s interest expense resulting from the redemption of the Second Lien Notes.

4.	Unusual Events

Enactment of the Tax Cuts and Jobs Act. For the year ended December 31, 2017, Chesapeake recorded a deferred income tax expense of $1,266 million associated with the remeasurement of deferred tax assets and liabilities. This deferred income tax expense was completely offset by a deferred income tax benefit associated with a partial release of the valuation allowance maintained against Chesapeake’s net deferred tax asset.

5.	Supplemental Pro Forma Oil and Natural Gas Reserves Information

The following tables present the estimated pro forma net proved developed and undeveloped oil, natural gas and NGL reserves as of December 31, 2017, along with a summary of changes in the quantities of net remaining proved reserves during the year ended December 31, 2017. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on January 1, 2017.

	Oil (mmbbls)
	Chesapeake Historical	WildHorse Historical	WildHorse NLA Properties Divestiture	Utica Divestiture	Chesapeake Pro Forma Combined
December 31, 2017
Proved reserves, beginning of period	399.1	87.4	(0.7)	(26.9)	458.9
Extensions, discoveries and other additions	62.7	93.5	(0.5)	(4.9)	150.8
Revisions of previous estimates	(168.1)	49.3	(0.1)	6.3	(112.6)
Production	(32.7)	(6.6)	0.1	3.6	(35.6)
Sale of reserves-in-place	(0.9)	—	—	—	(0.9)
Purchase of reserves-in-place	0.1	59.2	—	—	59.3

Proved reserves, end of period	260.2	282.8	(1.2)	(21.9)	519.9

Proved developed reserves:
Beginning of period	200.4	19.2	(0.3)	(17.6)	201.7

End of period	150.9	65.0	(0.6)	(15.7)	199.6

Proved undeveloped reserves:
Beginning of period	198.7	68.2	(0.4)	(9.3)	257.2

End of period	109.3	217.8	(0.6)	(6.2)	320.3

	Natural Gas (bcf)
	Chesapeake Historical	WildHorse Historical	WildHorse NLA Properties Divestiture	Utica Divestiture	Chesapeake Pro Forma Combined
December 31, 2017
Proved reserves, beginning of period	6,496	325	(280)	(1,555)	4,986
Extensions, discoveries and other additions	3,694	279	(119)	(911)	2,943
Revisions of previous estimates	(315)	72	(19)	203	(59)
Production	(878)	(20)	15	156	(727)
Sale of reserves-in-place	(418)	—	—	—	(418)
Purchase of reserves-in-place	21	28	—	—	49

Proved reserves, end of period	8,600	684	(403)	(2,107)	6,774

Proved developed reserves:
Beginning of period	5,126	146	(126)	(1,050)	4,096

End of period	4,980	222	(164)	(1,250)	3,788

Proved undeveloped reserves:
Beginning of period	1,370	179	(154)	(505)	890

End of period	3,620	462	(239)	(857)	2,986

	Natural Gas Liquids (mmbbls)
	Chesapeake Historical	WildHorse Historical	WildHorse NLA Properties Divestiture	Utica Divestiture	Chesapeake Pro Forma Combined
December 31, 2017
Proved reserves, beginning of period	226.4	10.9	(0.5)	(93.8)	143.0
Extensions, discoveries and other additions	44.9	22.6	—	(28.4)	39.1
Revisions of previous estimates	(31.0)	18.6	—	2.4	(10.0)
Production	(20.9)	(1.2)	0.1	9.5	(12.5)
Sale of reserves-in-place	(0.8)	—	—	—	(0.8)
Purchase of reserves-in-place	—	6.7	—	—	6.7

Proved reserves, end of period	218.6	57.6	(0.4)	(110.3)	165.5

Proved developed reserves:
Beginning of period	134.1	3.8	(0.5)	(59.4)	78.0

End of period	134.9	12.6	(0.4)	(67.5)	79.6

Proved undeveloped reserves:
Beginning of period	92.2	7.1	—	(34.3)	65.0

End of period	83.6	45.0	—	(42.8)	85.8

	Total Reserves (mmboe)
	Chesapeake Historical	WildHorse Historical	WildHorse NLA Properties Divestiture	Utica Divestiture	Chesapeake Pro Forma Combined
December 31, 2017
Proved reserves, beginning of period	1,708	152	(49)	(380)	1,431
Extensions, discoveries and other additions	723	162	(20)	(185)	680
Revisions of previous estimates	(252)	80	(3)	43	(132)
Production	(200)	(11)	3	39	(169)
Sale of reserves-in-place	(71)	—	—	—	(71)
Purchase of reserves-in-place	4	71	—	—	75

Proved reserves, end of period	1,912	454	(69)	(483)	1,814

Proved developed reserves:
Beginning of period	1,189	47	(22)	(252)	962

End of period	1,116	114	(28)	(291)	911

Proved undeveloped reserves:
Beginning of period	519	105	(27)	(128)	469

End of period	796	340	(41)	(192)	903

The pro forma standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves as of December 31, 2017 is as follows:

	Year Ended December 31, 2017
	Chesapeake Historical	WildHorse Historical	WildHorse NLA Properties Divestiture and Pro Forma Adjustments	Utica Divestiture	Chesapeake Pro Forma Combined
	($ in millions)
Future cash inflows	$26,412	$16,967	$(1,385)	$(5,634)	$36,360
Future production costs	(7,044)	(3,306)	484	994	(8,872)
Future development costs	(4,977)	(4,009)	186	934	(7,866)
Future income tax provisions	—	(1,814)	1,814	—	—

Future net cash flows	14,391	7,838	1,099	(3,706)	19,622

Less effect of a 10% discount factor	(6,901)	(4,994)	353	1,997	(9,545)

Standardized measure of discounted future net cash flows	$7,490	$2,844	$1,452	$(1,709)	$10,077

The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil, natural gas and NGL reserves for the year ended December 31, 2017 are as follows:

	Year Ended December 31, 2017
	Chesapeake Historical	WildHorse Historical	WildHorse NLA Properties Divestiture and Pro Forma Adjustments	Utica Divestiture	Chesapeake Pro Forma Combined
	($ in millions)
Standardized measure, beginning of period	$4,379	$543	$1,171	$(659)	$5,434
Sales of oil and natural gas produced, net of production costs and gathering, processing and transportation	(2,452)	(351)	35	464	(2,304)
Net changes in prices and production costs	3,977	399	(102)	(743)	3,531
Extensions and discoveries, net of production and development costs	1,951	1,595	(136)	(513)	2,897
Changes in estimated future development costs	614	(87)	1	(113)	415
Previously estimated development costs incurred during the period	775	50	(6)	(120)	699
Revisions of previous quantity estimates	(1,255)	654	(15)	218	(398)
Purchase of reserves-in-place	3	507	—	—	510
Sales of reserves-in-place	(116)	—	—	—	(116)
Accretion of discount	441	75	(12)	(66)	438
Net change in income taxes	26	(488)	488	—	26
Changes in production rates and other	(853)	(53)	28	(177)	(1,055)

Standardized measure, end of period	$7,490	$2,844	$1,452	$(1,709)	$10,077

COMPARISON OF RIGHTS OF SHAREHOLDERS OF CHESAPEAKE AND STOCKHOLDERS OF WILDHORSE

Chesapeake is incorporated under the laws of the State of Oklahoma, and WildHorse is incorporated under the laws of the State of Delaware. Upon completion of the merger, the charter and bylaws of Chesapeake in effect immediately prior to the effective time of the merger will be the charter and bylaws of the combined company, subject to the approval of the Chesapeake charter amendments. Consequently, the rights of WildHorse’s stockholders who receive shares of Chesapeake common stock as a result of the merger will be governed by the Oklahoma General Corporation Act (which we refer to as the “OGCA”), Chesapeake’s charter and Chesapeake’s bylaws. The following discussion summarizes certain material differences between the rights of holders of WildHorse common stock and Chesapeake common stock resulting from the differences in their governing documents and in the OGCA and the DGCL.

This discussion does not purport to be a complete statement of the rights of holders of Chesapeake common stock under the OGCA, Chesapeake’s charter and Chesapeake’s bylaws or the rights of holders of WildHorse common stock under the DGCL, WildHorse’s charter and WildHorse’s bylaws, and is qualified in its entirety by reference to the governing corporate documents of Chesapeake and WildHorse and applicable law. For more information, see “Where You Can Find More Information,” beginning on page 217.

Chesapeake	WildHorse
Capital Stock

Chesapeake’s charter authorizes 2,000,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. In the event Chesapeake’s shareholders approve the Chesapeake authorized shares proposal, Chesapeake’s charter will authorize 3,000,000,000 shares of common stock, par value $0.01 per share.

As of the Chesapeake record date, there were                  shares of Chesapeake common stock outstanding and                  shares of Chesapeake preferred stock outstanding.

WildHorse’s charter authorizes 500,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

As of the WildHorse notice record date, there were                  shares of WildHorse common stock outstanding and 435,000 shares of WildHorse preferred stock outstanding.

Board of Directors

Section 1027.B of the OGCA provides that the number of directors constituting the board may be fixed by the charter or bylaws of a corporation.

Chesapeake’s charter and Chesapeake’s bylaws provide that, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, if any, the board of directors will consist of not less than three nor more than ten. Chesapeake has agreed to appoint two directors specified by WildHorse in connection with the closing of the merger (or one director in the event the Chesapeake board size proposal is not approved by Chesapeake’s shareholders). Chesapeake currently has nine directors. The Chesapeake board is not classified. All directors are elected annually for one-year terms.

Section 141(b) of the DGCL provides that the number of directors constituting the board may be fixed by the charter or bylaws of a corporation.

WildHorse’s charter provides that, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, if any, and until the first date on which WHR Holdings, LLC, Esquisto Holdings, LLC, WHE AcqCo Holdings, LLC, WildHorse Investment Holdings, LLC, Esquisto Investment Holdings, LLC, NGP IX US Holdings, L.P., NGP X US Holdings, L.P. and NGP XI US Holdings, L.P. and their respective affiliates no longer collectively beneficially own (or otherwise have the right to vote or direct the vote of) more than 50% of the outstanding shares of

Chesapeake	WildHorse

WildHorse common stock (which we refer to as the “trigger date”), the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the affirmative vote of a majority of the WildHorse board. WildHorse currently has ten directors. The WildHorse board is not classified. All directors are elected annually for one-year terms.

On and after the trigger date, the WildHorse directors, other than those who may be elected by the holders of any series of preferred stock specified in the related preferred stock designation, will be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with the initial term of office of the first class to expire at the first annual meeting of stockholders following the trigger date, the initial term of office of the second class to expire at the second annual meeting of stockholders following the trigger date, and the initial term of office of the third class to expire at the third annual meeting of stockholders following the trigger date, and the WildHorse board will be authorized to assign members of the WildHorse board, other than those directors who may be elected by the holders of any series of preferred stock, to such classes at the time such classification becomes effective.

Removal of Directors

As described above under “—Board of Directors,” Chesapeake has a declassified board.

Chesapeake’s bylaws provide that a director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. Chesapeake’s certificate of designations provide that, in the event that Chesapeake fails to pay dividends on the preferred stock with respect to six or more quarterly periods (whether or not consecutive), then the preferred stock holders, voting as a single class with all other holders of preferred stock or preference securities having similar voting rights that are exercisable, will be entitled at the next regular or special meeting of shareholders of Chesapeake to elect two additional directors of Chesapeake. Upon the election of any such additional directors, as permitted by Chesapeake’s charter, the number of directors that comprise Chesapeake’s board will be increased by such number of additional directors.

As described above under “—Board of Directors,” WildHorse has a declassified board.

WildHorse’s charter and bylaws provide that until the trigger date, subject to the rights of the holders of shares of any series of preferred stock, if any, to elect additional directors pursuant to WildHorse’s charter (including any certificate of designation thereunder) and the applicable terms of the then-applicable Stockholders’ Agreement among WildHorse and certain of its stockholders, dated as of December 19, 2016 (which we refer to as the “Stockholders’ Agreement”), any director may be removed at any time, either for or without cause, upon the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of WildHorse entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL and WildHorse’s charter and bylaws.

Chesapeake	WildHorse

On and after the trigger date, subject to the rights of the holders of shares of any series of preferred stock, if any, to elect additional directors pursuant WildHorse’s charter (including any preferred stock designation thereunder) and the then-applicable terms of the Stockholders’ Agreement, any director may be removed only for cause, upon the affirmative vote of the holders of at least 75% of the voting power of the outstanding shares of stock of WildHorse entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders in accordance with the DGCL, the WildHorse chart and the WildHorse bylaws.

Filling Vacancies on the Board of Directors
Chesapeake’s bylaws provide that all vacancies, including vacancies resulting from newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority vote of the directors then in office, even if less than a quorum, and any director so chosen will hold office for the remainder of the term of the directorship or until his or her earlier resignation or removal.	WildHorse’s charter provides that, subject to applicable law, the rights of the holders of any series of preferred stock then outstanding and the then-applicable terms of the Stockholders’ Agreement, any newly created directorship that results from an increase in the number of directors or any vacancy on WildHorse’s board that results from the death, resignation, disqualification or removal of any director or from any other cause will, unless otherwise required by law or by resolution of WildHorse’s board, be filled (i) prior to the trigger date, by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, or the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of WildHorse entitled to vote generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL and WildHorse’s charter and bylaws and (ii) on or after the trigger date, solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, and will not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors will hold office for the remaining term of his or her predecessor.

Amendment of Certificate of Incorporation/Articles of Incorporation
Chesapeake’s charter requires that the affirmative vote of the holders of at least a majority of the issued and outstanding stock having voting power to amend certain provisions of Chesapeake’s charter, including those	WildHorse’s charter requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of WildHorse entitled to vote thereon, voting together as a single class, to

Chesapeake	WildHorse
provisions dealing with director liability, related party transactions, board of directors, indemnities, and amendments to bylaws.	amend, alter or repeal any provision of WildHorse’s charter.

Amendment of Bylaws
Chesapeake’s charter provides that its bylaws may be adopted, repealed, altered, amended or rescinded Chesapeake’s board or by the affirmative vote of the holders of at least a majority of the outstanding stock of Chesapeake entitled to vote thereon.	WildHorse’s bylaws provide that the bylaws may be altered, amended or repealed by (1) the vote of the majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships (which we refer to as the “whole board”) or (2) the affirmative vote of holders of not less than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class.

Notice of Meetings of Chesapeake Shareholders or WildHorse Stockholders
Section 1081.C of the OGCA provides that written notice must be given to each shareholder not less than 20 nor more than 60 days before the date of a shareholder meeting at which a merger is considered.	Section 251(c) of the DGCL also provides that written notice must be given to each stockholder not less than 20 nor more than 60 days before the date of a stockholder meeting date at which a merger is considered.

Right to Call Special Meeting of Chesapeake Shareholders or WildHorse Stockholders
Chesapeake’s bylaws authorize the calling of a special meeting of shareholders for any purpose or purposes, unless otherwise prescribed by the OGCA and may be called only by the chairman of the board or the chief executive officer, or shall be called by the president or secretary, at the written request, of a majority of the directors then in office. Business transacted at any special meeting of shareholders will be limited to the purposes stated in Chesapeake’s notice of meeting.	WildHorse’s bylaws authorize the calling of a special meeting of stockholders by the WildHorse board pursuant to a resolution adopted by the affirmative vote of a majority of the whole board.

Nominations and Proposals by Chesapeake Shareholders or WildHorse Stockholders
Chesapeake’s bylaws provide that (1) business may be brought before an annual meeting and (2) nominations of persons for election to the Chesapeake board at an annual meeting or special meeting may be made, in each case, by any shareholder who was a shareholder of record at the time of giving notice provided for in Chesapeake’s bylaws and at the time of the annual meeting, who is entitled to vote at such meeting and who complies with the procedures set forth in Chesapeake’s bylaws. The Chesapeake bylaws do not otherwise provide for submission of shareholder proposals for consideration at special meetings.	WildHorse’s bylaws require that (1) business may be brought before an annual meeting and (2) nominations of persons for election to the WildHorse board at an annual meeting or special meeting be made by a WildHorse stockholder who (i) was a stockholder of record at the time of giving of notice provided for in WildHorse’s bylaws and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures and other requirements set forth in WildHorse’s bylaws and applicable law.

To be timely, a shareholder must give written notice to the corporate secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of	To be timely, a stockholder’s notice must be received by the Secretary of WildHorse at the principal executive offices of WildHorse not earlier than the close of business on the 120th day and not later than

Chesapeake	WildHorse

the immediately preceding annual meeting of shareholders. If the annual meeting is called for a date that is more than 30 days earlier or more than 60 days after such anniversary date, or in the case of a special meeting of shareholders called for the purpose of electing directors, notice by the shareholder to be timely must be so received (1) no earlier than the closing of business on the 120th day before the meeting and (2) not later than the close of business on the 90th day before the meeting or, if the first public announcement of the date of such annual meeting is less than one hundred 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by Chesapeake.

the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that subject to the following sentence, in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so received not later than the 10th day following the day on which public announcement of the date of such meeting is first made by WildHorse.

Indemnification of Officers, Directors and Employees
Chesapeake’s charter and bylaws provide that Chesapeake will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, including an action by or in the right of Chesapeake, because he or she is or was a director, officer, employee or agent of Chesapeake or is or was serving at the request of Chesapeake as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Chesapeake and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent will not of itself create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of Chesapeake and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. In an action by or	WildHorse’s bylaws provide that WildHorse will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of WildHorse or, while a director or officer of WildHorse, is or was serving at the request of WildHorse as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (which we refer to as a “Covered Person”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent, or in any other capacity while serving as a director, officer, trustee, employee or agent, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by a Covered Person in connection with such proceeding.
in the right of Chesapeake, Chesapeake will not indemnify a person who has been adjudged liable to it unless and only to the extent that the court rendering judgment has determined that despite the adjudication of liability, but in the view of all the circumstances of the

WildHorse’s bylaws provide that WildHorse will, to the fullest extent not prohibited by applicable law as it presently exists or may hereafter be amended, pay the expenses (including attorneys’ fees) incurred by a

Chesapeake	WildHorse

case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper.

Chesapeake’s charter and bylaws provide that Chesapeake may pay the expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by Chesapeake as authorized Chesapeake’s bylaws.

Covered Person in defending any proceeding in advance of its final disposition; provided, however, that to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal (hereinafter, a “final adjudication”) that the Covered Person is not entitled to be indemnified under WildHorse’s bylaws or otherwise.

Under the DGCL, a corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of stockholder derivative suits, the corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper.

Special Vote Requirements for Certain Transactions
Section 1090.3 of the OGCA provides generally that a corporation is prohibited from engaging in any business combination with an interested shareholder for three years from the date on which the shareholder first becomes an interested shareholder. Section 1090.3	WildHorse’s charter provides that WildHorse will not be governed by or subject to the provisions of Section 203 of the DGCL as in effect or amended, or any successor statute thereto.

Chesapeake	WildHorse

follows Section 203 of the DGCL, which is discussed under the WildHorse section to the right.

Chesapeake’s charter has a provision adding further restrictions on transactions with interested shareholders. It provides that Chesapeake cannot repurchase shares from an interested shareholder without an affirmative vote of no less than 66 2/3% of the votes cast by the holders of all then outstanding shares of capital stock, excluding the votes by the interested shareholder. Such affirmative vote will not be required for a purchase or other acquisition of securities of the same class made on substantially the same terms to all holders of such securities and complying with the applicable requirements of the Exchange Act, and the rules and regulations thereunder (or any subsequent provisions replacing the Exchange Act, rules or regulations). Furthermore, such affirmative vote will not be required for any purchase effected on the open market and not the result of a privately-negotiated transaction.

The continuing directors of Chesapeake will have the power and duty to determine, on the basis of information known to them after reasonable inquiry, whether a person is an interested shareholder, and the number of shares of capital stock owned beneficially by any person.

According to Chesapeake’s charter, a continuing director means any member of the Chesapeake board who is unaffiliated with the interested shareholder and was a member of Chesapeake’s board prior to the time that the interested shareholder became an interested shareholder, and any successor of a continuing director who is unaffiliated with the interested shareholder and is recommended to succeed a continuing director by a majority of continuing directors then on the Chesapeake board.

The OGCA defines an “interested shareholder” as a person or affiliate of the person, other than Chesapeake, that:

•  owns 15% or more of the corporation’s outstanding voting stock; or

Under Section 203 of the DGCL, a corporation is prohibited from engaging in any business combination with an interested stockholder or any entity for a period of three years from the date on which the stockholder first becomes an interested stockholder if the transaction is caused by the interested stockholder. There is an exception to the three-year waiting period requirement if:

•  prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•  upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•  the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.

The DGCL defines the term “business combination” to include transactions such as mergers, consolidations or transfers of at least 10% of the assets of the corporation.

The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) at least 15% of the outstanding shares of stock entitled to vote.

•  is an affiliate or associate of the corporation and had owned at least 15% of the corporation’s outstanding voting stock within a three-year period before the person was determined to be an interested shareholder.

Chesapeake	WildHorse
Statutory Approval of a Merger by Chesapeake Shareholders or WildHorse Stockholders

Under Section 1081 of the OGCA, subject to certain exceptions, a merger must be approved by the board of directors and by the affirmative vote of the holders of at least a majority (unless the charter or bylaws require a greater vote) of the outstanding shares of stock entitled to vote.

Chesapeake’s charter and bylaws do not include any exceptions or additions to what is required by Section 1081.

Under Section 251 of the DGCL, subject to certain exceptions, a merger must be approved by the board of directors and by the affirmative vote of the holders of at least a majority (unless the charter requires a higher percentage) of the outstanding shares of stock entitled to vote.

WildHorse’s charter and bylaws do not include any exceptions or additions to what is required by Section 251.

Stockholder or Shareholder Action Without a Meeting
Chesapeake’s charter provides that any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of Chesapeake’s outstanding stock having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent will be given to those shareholders who have not consented in writing.	WildHorse’s charter provides that prior to the trigger date, any action required or permitted to be taken at any annual meeting or special meeting of the stockholders of WildHorse may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. On and after the trigger date, subject to the rights of holders of any series of preferred stock with respect to such series of preferred stock, any action required or permitted to be taken by the stockholders of WildHorse must be taken at a duly held annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

Dissenters’ Rights

Under Section 1091 of the OGCA, a shareholder has the right to receive a judicial appraisal of the fair value of his or her shares if the shareholder has neither voted in favor of nor consented in writing to the merger or consolidation.

Unless a corporation’s charter provides otherwise, these appraisal rights are not available for the shares of any class or series of stock which stock, or depository

Under Section 262 of the DGCL, a stockholder has the right to receive a judicial appraisal of the fair value of his or her shares if the stockholder has neither voted in favor of nor consented in writing to the merger or consolidation.

Unless a corporation’s charter provides otherwise, these appraisal rights are not available:

•  with respect to the sale, lease or exchange of all or substantially all of the assets of the corporation;

receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the agreement of merger or consolidation, were either:

(1) listed on a national securities exchange; or

(2) held of record by more than two thousand holders.

•  with respect to a merger or consolidation by a corporation the shares of which either are listed on a national securities exchange or are held of record by more than 2,000 holders, if the terms of the merger or consolidation allow the

Chesapeake	WildHorse
Chesapeake’s charter does not provide otherwise.

stockholders to receive only shares of the surviving corporation or shares of any other corporation that either are listed on a national securities exchange or are held of record by more than 2,000 holders, plus cash in lieu of fractional shares; or

•  to stockholders of the corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger and if certain other conditions are met.

WildHorse’s charter does not provide otherwise.

VALIDITY OF COMMON STOCK

The validity of the shares of Chesapeake common stock offered hereby will be passed upon for Chesapeake by Derrick & Briggs, LLP.

TAX OPINIONS

Certain U.S. federal income tax consequences of the transaction will be passed upon for WildHorse by Vinson & Elkins L.L.P.

Certain U.S. federal income tax consequences of the transaction will be passed upon for Chesapeake by Baker Botts L.L.P.

EXPERTS

Chesapeake Energy Corporation

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Chesapeake Energy Corporation incorporated in this joint proxy statement/prospectus by reference to Chesapeake Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the natural gas and oil reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2017, were based in part upon reserve reports prepared by Software Integrated Solutions, Division of Schlumberger Technology Corporation, an independent petroleum engineer. We have incorporated these estimates in this joint proxy statement/prospectus by reference to such Annual Report in reliance on the authority of each such firm as experts in such matters.

WildHorse Resource Development Corporation

The consolidated financial statements of WildHorse Resource Development Corporation as of December 31, 2017 and 2016, and for the years in the three-year period ended December 31, 2017, incorporated by reference in this joint proxy statement/prospectus, have been audited by KPMG LLP, an independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Esquisto Resources II, LLC and Subsidiaries at December 31, 2015, and for the period from February 17, 2015 to December 31, 2015 (not presented separately therein), incorporated by reference in this joint proxy statement/prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of Anadarko Petroleum Corporation’s Eaglebine and Northstars Properties acquired by WHR Eagle Ford LLC, a subsidiary of WildHorse Resource Development Corporation, for the years ended December 31, 2016, 2015, and 2014, incorporated by reference in this joint proxy statement/prospectus, have been audited by KPMG LLP, independent auditors, as stated in their report incorporated by reference herein. The audit report contains an emphasis of matter paragraph relating to financial presentation and required supplemental information.

The statements of revenues and direct operating expenses of the oil and natural gas properties of Admiral A. Holding, L.P., TE Admiral A. Holding L.P., and Aurora C-I Holding L.P., under common control of KKR EIGF LLC, for the period from September 11, 2014 through December 31, 2014, and for the years ended December 31, 2015 and 2016, incorporated by reference in this joint proxy statement/prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to financial presentation and an other matter paragraph relating to required supplemental information) incorporated by reference herein, and are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statements of revenues and direct operating expenses, which comprise the revenues and direct operating expenses of certain oil and gas properties of Clayton Williams Energy, Inc. contracted to be acquired by Acquisition Co. for the nine months ended September 30, 2016 and the years ended December 31, 2015 and

2014, incorporated by reference in this joint proxy statement/prospectus, have been audited by KPMG LLP, independent auditors, as stated in their report incorporated by reference herein, and are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The audit report contains an other matter paragraph relating to Supplementary Oil and Gas Disclosures presented as required supplemental information to the financial statements.

Estimates of WildHorse Resource Development Corporation’s oil and natural gas reserves and related future net cash flows related to WildHorse Resource Development Corporation’s properties as of December 31, 2017, incorporated by reference in this joint proxy statement/prospectus, were based upon the proved reserves estimates prepared by WildHorse Resource Development Corporation and audited by independent petroleum engineers, Cawley, Gillespie & Associates.

HOUSEHOLDING OF PROXY MATERIALS

Neither Chesapeake nor WildHorse has elected to institute householding in connection with the delivery of proxy materials for the Chesapeake special meeting or the WildHorse special meeting, respectively.

FUTURE SHAREHOLDER PROPOSALS

Chesapeake Shareholder Proposals

Chesapeake will hold an annual meeting of shareholders in 2019 (which we refer to as the “Chesapeake 2019 annual meeting”) regardless of whether the merger has been completed.

Any shareholder proposals intended to be presented at the Chesapeake 2019 annual meeting and considered for inclusion in Chesapeake’s proxy materials must have been received by Chesapeake’s Corporate Secretary no later than December 7, 2018. Such proposals must have been sent to: James R. Webb, Executive Vice President—General Counsel and Corporate Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118 or by email to shareholder.proposals@chk.com. Such proposals also needed to comply with the SEC’s rules and regulations, namely Rule 14a-8 under the Exchange Act, regarding the inclusion of shareholder proposals in Chesapeake-sponsored proxy materials.

A shareholder (or a group of shareholders) owning at least 3% of Chesapeake stock for at least three years may submit director nominees (up to 25% of the board) for inclusion in Chesapeake’s proxy statement by satisfying the requirements specified in Chesapeake’s bylaws. Such submission must have been received by Chesapeake’s Corporate Secretary no earlier than December 19, 2018 and no later than January 18, 2019 and must have contained the information required by the Chesapeake bylaws.

In order for a Chesapeake shareholder proposal to be raised during the Chesapeake 2019 annual meeting instead of being submitted for inclusion in Chesapeake’s proxy statement, the shareholder’s written notice or nomination must have been received by Chesapeake’s Corporate Secretary no earlier than January 18, 2019 and no later than February 17, 2019, and must have contained the information required by the Chesapeake bylaws with respect to shareholder proposals.

You may contact Chesapeake’s Corporate Secretary at Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, for a copy of the relevant provisions of the Chesapeake bylaws regarding the requirements for making shareholder proposals and nominating director candidates. You can also visit Chesapeake’s website and download a copy of the Chesapeake bylaws.

WildHorse Stockholder Proposals

If the merger agreement is not adopted by the requisite vote of the WildHorse stockholders or if the merger is not completed for any reason, WildHorse intends to hold an annual meeting of its stockholders in 2019 (which we refer to as the “WildHorse 2019 annual meeting”).

To be considered for inclusion in the WildHorse 2019 annual meeting proxy materials, your proposal must have been submitted in writing by Monday, December 3, 2018, to our Corporate Secretary at P.O. Box 79588, Houston, Texas 77279; provided that if the date of the annual meeting is more than 30 days before or after May 17, 2019, the deadline will be a reasonable time before WildHorse begins to print and send out proxy materials for the WildHorse 2019 annual meeting, and WildHorse will announce that date in such event. Your proposal must also comply with the requirements set forth in Rule 14a-8 and the SEC’s related guidance. If you wish to submit a proposal that is not to be included in our proxy materials for the WildHorse 2019 annual meeting or to nominate a director, your proposal must be received by the Corporate Secretary at P.O. Box 79588,

Houston, Texas, 77279 between Thursday, January 17, 2019 and Saturday, February 16, 2019; provided that if the date of the WildHorse 2019 annual meeting is more than 30 days before or more than 60 days after May 17, 2019, your proposal must be received by the Corporate Secretary not earlier than the 120th day before such the WildHorse 2019 annual meeting and not later than the 90th day before the WildHorse 2019 annual meeting date or, if later, the 10th day following the day on which public announcement of the WildHorse 2019 annual meeting date is first made. You are also advised to review WildHorse’s amended and restated bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

WHERE YOU CAN FIND MORE INFORMATION

Both Chesapeake and WildHorse file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. In addition, Chesapeake and WildHorse file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain many of these documents, free of charge, from Chesapeake at http://www.chk.com under the “Investors” link and then under the heading “SEC Filings” or from WildHorse by accessing WildHorse’s website at http://www.wildhorserd.com under the “Investor Relations” link and then under the subsection “SEC Filings.”

Chesapeake has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows Chesapeake and WildHorse to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about the companies, and you should read this document together with any other documents incorporated by reference in this document.

This document incorporates by reference the following documents that have previously been filed with the SEC by Chesapeake:

•	Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2017;

•	Chesapeake’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018;

•

Chesapeake’s Current Reports on Form 8-K filed with the SEC on May 18, 2018, July 26, 2018, August 20, 2018 (as amended on Form 8-K/A on August 21, 2018), September 12, 2018, September 27, 2018, October 3, 2018, October 29, 2018 (as amended on Form 8-K/A on November 2, 2018) and October 30, 2018 (relating to the filing of the Agreement and Plan of Merger with WildHorse Resource Development Corporation) (excluding any information “furnished” but not “filed”); and

•

The description of Chesapeake’s common stock set forth under the caption “Description of Capital Stock” in Chesapeake’s Current Report on Form 8-K filed on June 23, 2014, as Chesapeake may update that description from time to time.

This document also incorporates by reference the following documents that have previously been filed with the SEC by WildHorse:

•	WildHorse’s Annual Report on Form 10-K for the year ended December 31, 2017;

•	WildHorse’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018 (as amended on Form 10-Q/A on May 14, 2018), June 30, 2018 and September 30, 2018;

•

WildHorse’s Current Reports on Form 8-K filed with the SEC on December 22, 2016 (including the financial statements incorporated by reference therein and included in our Registration Statement on Form S-1), July 7, 2017, February 15, 2018, March 9, 2018, March 27, 2018, April 4, 2018, April 18, 2018, April 23, 2018, May 21, 2018, June 22, 2018, July 20, 2018, August 17, 2018, October 30, 2018, November 7, 2018 and November 14, 2018 (excluding any information “furnished” but not “filed”); and

•

the description of WildHorse’s common stock contained in our Registration Statement on Form 8-A filed on December 12, 2016, including any amendments or reports that we may file in the future for the purpose of updating such description.

WildHorse’s Annual Report on Form 10-K, as incorporated by reference herein, has not been updated for the retrospective adoption of Accounting Standards Update 2016-18, “Restricted Cash.” WildHorse adopted this accounting guidance on January 1, 2018. The change in restricted cash on WildHorse’s Consolidated and Combined Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015 would have been retrospectively adjusted to be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts. The change in restricted cash was an inflow of $886,000, an outflow of $335,000 and an outflow of $250,000 for the years ended December 31, 2017, 2016 and 2015, respectively. Such amounts are not material to WildHorse’s consolidated and combined financial statements.

In addition, Chesapeake and WildHorse are incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement on Form S-4 filed by Chesapeake on December 4, 2018, and prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this joint proxy statement/prospectus and prior to the date of the respective special meetings of the Chesapeake shareholders and the WildHorse stockholders, provided, however, that Chesapeake and WildHorse are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.

If you become a WildHorse stockholder of record between the WildHorse notice record date and the WildHorse voting record date and still hold your shares of WildHorse common stock as of the WildHorse voting record date, the documents (excluding certain exhibits) incorporated by reference as of the WildHorse voting record date will be delivered to you along with this joint proxy statement/prospectus. If you are a WildHorse stockholder of record as of the WildHorse notice record date, you will not receive copies of the documents incorporated by reference herein, unless you request such documents from Chesapeake or WildHorse, as described below.

You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning Chesapeake or WildHorse, without charge, upon written or oral request to the applicable company’s principal offices. The respective addresses and phone numbers of such principal offices are listed below.

For Chesapeake Shareholders:	For WildHorse Stockholders:

Chesapeake Energy Corporation 6100 North Western Avenue Oklahoma City, Oklahoma 73118 Attention: Corporate Secretary Telephone: (405) 848-8000	WildHorse Resource Development Corporation 920 Memorial City Way, Suite 1400 Houston, Texas 77024 Attention: Corporate Secretary Telephone: (713) 255-9327

To obtain timely delivery of these documents before the Chesapeake special meeting, Chesapeake shareholders must request the information no later than January 24, 2019 (which is five business days before the date of the Chesapeake special meeting).

To obtain timely delivery of these documents before the WildHorse special meeting, WildHorse stockholders must request the information no later than January 24, 2019 (which is five business days before the date of the WildHorse special meeting).

Neither Chesapeake nor WildHorse has authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Chesapeake and WildHorse take no responsibility for, and can provide no assurance as to the reliability of, other information that others may give you. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

among

CHESAPEAKE ENERGY CORPORATION,

COLEBURN INC.

and

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

Dated as of October 29, 2018

A-i

4.24	Brokers	A-24
4.25	No Additional Representations	A-24

ARTICLE V
REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Standing and Power	A-25
5.2	Capital Structure	A-25
5.3	Authority; No Violations, Consents and Approvals	A-27
5.4	Consents	A-27
5.5	SEC Documents; Financial Statements	A-28
5.6	Absence of Certain Changes or Events	A-28
5.7	Information Supplied	A-29
5.8	No Undisclosed Material Liabilities	A-29
5.9	Parent Permits; Compliance with Applicable Laws	A-29
5.10	Compensation; Benefits	A-29
5.11	Labor Matters	A-31
5.12	Taxes	A-31
5.13	Litigation	A-32
5.14	Intellectual Property	A-33
5.15	Real Property	A-33
5.16	Rights-of-Way	A-33
5.17	Oil and Gas Matters	A-33
5.18	Environmental Matters	A-35
5.19	Material Contracts	A-35
5.20	Derivative Transactions	A-37
5.21	Insurance	A-37
5.22	Regulatory Matters	A-37
5.23	Opinion of Financial Advisor	A-38
5.24	Brokers	A-38
5.25	Ownership of Company Common Stock	A-38
5.26	Business Conduct	A-38
5.27	Availability of Funds	A-38
5.28	No Additional Representations	A-38

ARTICLE VI
COVENANTS AND AGREEMENTS

6.1	Conduct of Company Business Pending the Merger	A-38
6.2	Conduct of Parent Business Pending the Merger	A-41
6.3	No Solicitation by the Company	A-43
6.4	No Solicitation by Parent	A-46
6.5	Preparation of Joint Proxy Statement and Registration Statement	A-48
6.6	Stockholders Meetings	A-48
6.7	Access to Information	A-50
6.8	HSR and Other Approvals	A-51
6.9	Employee Matters	A-52
6.10	Indemnification; Directors’ and Officers’ Insurance	A-53
6.11	Agreement to Defend; Stockholder Litigation	A-55
6.12	Public Announcements	A-55
6.13	Advice of Certain Matters; Control of Business	A-55
6.14	Transfer Taxes	A-55
6.15	Reasonable Best Efforts; Notification	A-55
6.16	Section 16 Matters	A-56

A-ii

6.17	Listing Application	A-56
6.18	Financing Cooperation	A-56
6.19	Tax Matters	A-57
6.20	Takeover Laws	A-58
6.21	Obligations of Merger Sub	A-58
6.22	Parent Hedge Agreements	A-58

ARTICLE VII
CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Consummate the Merger	A-58
7.2	Additional Conditions to Obligations of Parent and Merger Sub	A-59
7.3	Additional Conditions to Obligations of the Company	A-59
7.4	Frustration of Closing Conditions	A-60

ARTICLE VIII
TERMINATION

8.1	Termination	A-60
8.2	Notice of Termination; Effect of Termination	A-61
8.3	Expenses and Other Payments	A-61

ARTICLE IX
GENERAL PROVISIONS

9.1	Schedule Definitions	A-63
9.2	Survival	A-63
9.3	Notices	A-64
9.4	Rules of Construction	A-65
9.5	Counterparts	A-66
9.6	Entire Agreement; Third Party Beneficiaries	A-66
9.7	Governing Law; Venue; Waiver of Jury Trial	A-66
9.8	No Remedy in Certain Circumstances	A-67
9.9	Assignment	A-67
9.10	Affiliate Liability	A-67
9.11	Specific Performance	A-67
9.12	Amendment	A-68
9.13	Extension; Waiver	A-68

Annex A – Certain Definitions

Exhibit A – Form of LLC Sub Merger Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 29, 2018 (this “Agreement”), among Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”), Coleburn Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and WildHorse Resource Development Corporation, a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held by unanimous vote of the entire Company Board, (i) determined that this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company (the “Merger”), are advisable and in the best interests of, the holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held by unanimous vote by the entire Parent Board, (i) determined that this Agreement and the transactions contemplated by this Agreement, including the issuance of the shares of common stock of Parent, par value $0.01 per share, of Parent (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”) and the Parent Charter Amendments, are advisable and in the best interests of, the holders of Parent Common Stock, and (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Parent Stock Issuance, and (iii) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance and the Parent Charter Amendments;

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has by unanimous vote of the entire Merger Sub Board (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and in the best interests of Merger Sub’s stockholder and (ii) approved and declared advisable this Agreement and the transactions contemplated Agreement, including the Merger;

WHEREAS, Parent, as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution;

WHEREAS, Parent desires to acquire one hundred percent (100%) of the issued and outstanding shares of capital stock of the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, immediately after the effectiveness of the Merger, the Surviving Corporation shall be merged with and into a wholly owned limited liability company subsidiary of Parent organized under the laws of the State of Delaware (“LLC Sub”), with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a wholly owned subsidiary of Parent;

WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company (collectively, the “Designated Stockholders”) and Parent have entered into voting and support agreements (the “Designated Stockholder Voting Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and certain stockholders of the Company are entering into a registration rights agreement that will automatically become effective upon the Closing and pursuant to which such Company stockholders will have certain registration rights with respect to Parent Common Stock; and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger and the LLC Sub Merger (together, the “Integrated Mergers”), taken together, qualify as a “reorganization” within the meaning of

Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement and the LLC Sub Merger Agreement, taken together, constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are acknowledged, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
Agreement	Preamble
Antitrust Authority	6.8(b)
Antitrust Laws	6.8(b)
Book-Entry Shares	3.3(b)(i)(B)
Cap Amount	6.10(d)
Cash Portion	3.1(b)(i)(A)
Certificate of Merger	2.2(b)
Certificates	3.3(b)(i)(A)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Certificate of Designations	4.2(a)
Company Change of Recommendation	6.3(c)
Company Common Stock	3.1(b)(i)
Company Contracts	4.19(b)
Company Disclosure Letter	Article IV
Company Employee	6.9(a)
Company Employee Benefit Plans	6.9(a)(ii)
Company Independent Petroleum Engineers	4.17(a)(i)
Company Intellectual Property	4.14
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.15(a)
Company Material Real Property Lease	4.15(b)
Company Owned Real Property	4.15(a)
Company Permits	4.9
Company Plans	4.10(a)
Company Preferred Stock	4.2(a)
Company Reserve Report	4.17(a)(i)

Definition	Section
Company SEC Documents	4.5(a)
Company Stock Plan	3.2(a)
Company Stockholders Meeting	4.4(b)(i)
Company Tax Certificate	6.19(a)(ii)
Competition Law Notifications	6.8(b)
Confidentiality Agreement	6.7(b)
Creditors’ Rights	4.3(a)
Designated Stockholders	Recitals
Designated Stockholder Voting Agreements	Recitals
DGCL	2.1
Discharge	6.18(b)
e-mail	9.3(c)
Effective Time	2.2(b)
Election Deadline	3.4(b)
Election Form	3.4(a)
Election Period	3.4(b)
End Date	8.1(b)(ii)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(b)(i)(B)
First Company Director	2.6(c)
GAAP	4.5(b)
HSR Act	4.4(a)
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Integrated Mergers	Recitals
Joint Proxy Statement	4.4(b)(i)
Letter of Transmittal	3.3(b)(i)(B)
LLC Sub	Recitals
LLC Sub Merger	2.7
LLC Sub Merger Agreement	2.7
Mailing Date	3.4(a)
Material Company Insurance Policies	4.21
Material Parent Insurance Policies	5.21
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Mixed Consideration	3.1(b)(i)(A)
Mixed Exchange Ratio	3.1(b)(i)(A)
Parent 2005 Stock Plan	5.2(a)(ii)(D)
Parent 2014 Stock Plan	5.2(a)(ii)(A)
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Certificates of Designations	5.2(a)(ii)(B)
Parent Change of Recommendation	6.4(c)

Definition	Section
Parent Charter Amendment Recommendation	5.3(a)
Parent Common Stock	Recitals
Parent Contracts	5.19(b)
Parent Disclosure Letter	Article V
Parent Independent Petroleum Engineers	5.17(a)(i)
Parent Intellectual Property	5.14
Parent Material Adverse Effect	5.1
Parent Material Leased Real Property	5.15(a)
Parent Material Real Property Lease	5.15(b)
Parent Owned Real Property	5.15(a)
Parent Permits	5.9
Parent Plans	5.10(a)
Parent Preferred Stock	5.2(a)(ii)
Parent Reserve Report	5.17(a)(i)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Tax Certificate	6.19(a)(i)
Post-Closing Proxy Statement	2.6(c)
Registration Statement	4.8(a)
Restricted Stock	3.2(a)
Rights-of-Way	4.16
Second Company Director	2.6(d)
Share Consideration	3.1(b)(i)(B)
Surviving Corporation	2.1
Terminable Breach	8.1(b)(iii)(B)

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to as the “Surviving Corporation”).

2.2 Closing.

(a) The closing of the Merger (the “Closing”), shall take place at 9:00 a.m., Houston, Texas time, on a date that is two (2) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Vinson & Elkins L.L.P. in Houston, Texas, or such other place as Parent and the Company may agree in writing. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b) As soon as practicable on the Closing Date after the Closing, a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4 Organizational Documents. At the Effective Time, the Organizational Documents of the Company in effect immediately prior to the Effective Time shall continue to be the Organizational Documents of the Surviving Corporation, until thereafter amended, subject to Section 6.10(b), in accordance with their respective terms and applicable Law.

2.5 Directors and Officers of the Surviving Corporation. The Parties shall take all necessary action such that from and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.6 Organizational Documents of Parent.

(a) Subject to the approval by Parent’s stockholders of the Parent Charter Amendments prior to the Effective Time, Parent shall take all necessary actions to cause the Parent Charter Amendments to become effective at or immediately following the Effective Time, and Parent’s restated certificate of incorporation, as amended by the Parent Charter Amendments, shall be the certificate of incorporation of Parent until thereafter amended in accordance with the provisions thereof and applicable Law.

(b) Subject to the approval by Parent’s stockholders of the Parent Board Size Charter Amendment prior to the Effective Time, Parent shall take all necessary actions to cause the amended and restated bylaws of Parent to be amended as of the Effective Time so that such bylaws shall provide that the size of the Parent Board shall be no more than eleven (11) members.

(c) Prior to the Effective Time, Parent shall take all necessary corporate action so that upon and after the Effective Time, one person designated by the Company prior to the Closing (the “First Company Director”) is appointed to the Parent Board. Parent, through the Parent Board, shall take all necessary action to nominate the First Company Director for election to the Parent Board in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Closing (the “Post-Closing Proxy Statement”). The First Company Director must be reasonably acceptable to Parent; provided that any current director of the Company shall be deemed reasonably acceptable to Parent, without requiring any further approval from Parent.

(d) If (i) the Parent Board Size Charter Amendment has been approved by Parent’s stockholders prior to the Effective Time or (ii) following the Effective Time a vacancy occurs on the Parent Board, then in either case, Parent shall take all necessary corporate action so that upon and after the Effective Time (if the Parent Board Size Charter Amendment has been approved), or as promptly as practicable following the first vacancy on the Parent Board, the First Company Director and a second person designated by the Company prior to the Closing (the “Second Company Director”) are appointed to the Parent Board. Parent, through the Parent Board, shall take all necessary action to nominate, subject to the approval of the Parent Board Size Charter Amendment or the existence of a vacancy on Parent’s Board, the Second Company Director for election to the Parent Board in the Post-Closing Proxy Statement. The Second Company Director must be reasonably acceptable to Parent; provided that any current director of the Company shall be deemed reasonably acceptable to Parent, without requiring any further approval from Parent.

(e) Notwithstanding anything to the contrary in this Agreement, the parties expressly acknowledge that approval by Parent’s stockholders of the Parent Charter Amendments is not a condition to any party’s obligation to complete the Transactions.

(f) The provisions of this Section 2.6 are intended to be for the benefit of, and shall be enforceable by, the parties, the First Company Director and the Second Company Director.

2.7 Post-Closing Merger. Immediately following the Effective Time, the Surviving Corporation shall merge with and into LLC Sub (the “LLC Sub Merger”), with LLC Sub continuing as the surviving entity in such merger as a wholly owned subsidiary of Parent, pursuant to a merger agreement substantially in the form attached hereto as Exhibit A (the “LLC Sub Merger Agreement”). At the time of and immediately after the LLC Sub Merger, Parent shall own all of the membership interests and other equity, if any, in LLC Sub and shall be the sole member of LLC Sub, and LLC Sub shall be treated as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY AND

MERGER SUB; EXCHANGE

3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock described in clause (iii) of this Section 3.1(b)), including for the avoidance of doubt any shares of Company Common Stock outstanding immediately prior to the Effective Time whose prior restrictions have lapsed pursuant to Section 3.2, shall be converted automatically at the Effective Time into the right to receive from Parent (such consideration, the “Merger Consideration”):

(A) For each share of Company Common Stock with respect to which an election to receive mixed consideration has been made and not revoked or lost pursuant to Section 3.4, (1) that number of fully paid and nonassessable shares of Parent Common Stock equal to the Mixed Exchange Ratio and (2) $3.00 in cash (the “Cash Portion”), without any interest thereon and subject to any withholding Taxes required by applicable Law in accordance with Section 3.3(i) (the “Mixed Consideration”). As used in this Agreement, “Mixed Exchange Ratio” means 5.336.

(B) For each share of Company Common Stock with respect to which an election to receive only share consideration has been made and not revoked or lost pursuant to Section 3.4, that number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Share Consideration”). As used in this Agreement, “Exchange Ratio” means 5.989.

(C) For each share of Company Common Stock with respect to which no election to receive the Share Consideration or Mixed Consideration has been made, the Share Consideration.

(ii) All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Effective Time (other than shares of Company Common Stock described in Section 3.1(b)(iii)) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.3(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3(a).

(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor. All shares of Company Common Stock held by any wholly owned Subsidiary of Parent (other than Merger Sub) or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be converted into such number of shares of Parent Common Stock equal to the Share Consideration.

(c) Impact of Stock Splits, Etc. Without limiting the Parties’ respective obligations under Section 6.1 and Section 6.2, in the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c).

3.2 Treatment of Restricted Stock Awards.

(a) Immediately prior to the Effective Time, each outstanding award of restricted Company Common Stock (the “Restricted Stock”) granted pursuant to the Company’s 2016 Long Term Incentive Plan, as amended from time to time (the “Company Stock Plan”), shall immediately vest in full and any forfeiture restrictions applicable to such Restricted Stock shall immediately lapse and, by virtue of the Merger and without any action on the part of the holder thereof, each share of Restricted Stock shall be treated as a share of Company Common Stock for all purposes of this Agreement, including the right to receive the Merger Consideration in accordance with the terms of this Agreement, less applicable Taxes required to be withheld with respect to such vesting.

(b) Prior to the Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as are required to effectuate the treatment of Restricted Stock pursuant to the terms of this Section 3.2, and to take all actions reasonably required to effectuate any provision of this Section 3.2, including to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver any Company Capital Stock to any Person pursuant to or in settlement of any equity awards of the Company.

3.3 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with the Company’s transfer agent, or another firm reasonably acceptable to the Company and Parent, to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and cash sufficient to pay cash in lieu of fractional shares pursuant to Section 3.3(h) to which such holders shall become entitled pursuant to this Article III. On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the former holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, for exchange in accordance with this Article III through the Exchange Agent, (i) the number of shares of Parent Common Stock issuable to such holders and (ii) sufficient cash to make delivery of the Cash Portion to such holders, in each case pursuant to Section 3.1. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a) and Sections 3.3(g) and 3.3(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)) shall be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b) Exchange Procedures.

(i) As soon as practicable after the Effective Time, but in no event more than two (2) Business Days after the Closing Date, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of (A) an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), in each case, which shares were converted into the right to receive the Merger Consideration at the Effective Time, a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration set forth in Section 3.1(b)(i).

(ii) Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock held by such holder as of immediately prior to the Effective Time) and (B) a check in an amount equal to the aggregate amount of cash, if any, that such holder has the right to receive pursuant to Section 3.1 and this Article III, including cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration, cash in lieu of fractional shares or any unpaid dividends and other distributions payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation or Parent that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c) Termination of Rights. All Merger Consideration, dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g) and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h) paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing shares of Company Common Stock described in clause (ii) of Section 3.1(b)), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to Parent for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing shares of Company Common Stock described in clause (iii) of Section 3.1(b)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation or Parent, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation or Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g).

(g) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h) No Fractional Shares of Parent Common Stock. No certificates or scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account and aggregating all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Parent Common Stock, and the denominator is the number of shares of Parent Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock. As promptly as possible following the Effective Time, the Exchange Agent shall sell at then-prevailing prices on the NYSE such number of shares of Parent Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock, with the cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the Exchange Agent incurred in connection with such sales) of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares (and if the proceeds of such share sales by the Exchange Agent are insufficient for such purpose, then Parent shall promptly deliver to the Exchange Agent additional funds in an amount equal to the deficiency required to make all such payments in lieu of fractional shares). The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Company, Merger Sub, the Surviving Corporation, LLC Sub and the Exchange Agent shall be entitled to deduct and withhold from the amounts otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amount required to be deducted and withheld with respect to the making of such payment under the Code or any similar provisions of state, local or foreign Tax Law. To the extent that such amounts are so properly deducted or withheld and paid over to the relevant Taxing Authority by Parent, the Company, Merger Sub, the Surviving Corporation, LLC Sub or the Exchange Agent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

3.4 Election Procedures.

(a) Not less than thirty (30) days prior to the anticipated Effective Time or on such other date as Parent and the Company mutually agree (the “Mailing Date”), Company shall cause to be mailed an election form and other appropriate and customary transmittal materials, in such form as Company shall reasonably specify and as shall be reasonably acceptable to Parent (the “Election Form”), to each record holder of Company Common Stock (other than shares of Company Common Stock described in clause (iii) of Section 3.1(b)) as of a record date that is five (5) Business Days prior to the Mailing Date or such other date as mutually agreed to by Parent and the Company.

(b) Each Election Form shall permit the holder (or the beneficial owner through customary documentation and instructions) of Company Common Stock to specify (i) the number of shares of Company Common Stock with respect to which such holder elects to receive the Share Consideration, (ii) the number of shares of Company Common Stock with respect to which such holder elects to receive the Mixed Consideration or (iii) that such holder makes no election with respect to such holder’s shares of Company Common Stock. Any shares of Company Common Stock with respect to which the Exchange Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York City time, on the Business Day that is two Business Days prior to the Closing Date or such other date as Parent and the Company shall, prior to the Closing, mutually agree (the “Election Deadline”) shall be deemed to have made no election. Parent and the Company shall publicly announce the anticipated Election Deadline at least five business days prior to the anticipated Closing Date. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(c) Company shall make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders or beneficial owners of Company Common Shares during the Election Period, and Parent shall provide the Exchange Agent all information reasonably necessary for it to perform its duties as specified herein.

(d) Any election made pursuant to this Section 3.4 shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form during the Election Period. Any Election Form may be revoked or changed by the person submitting it, by written notice received by the Exchange Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the Shares represented by such Election Form shall be deemed to have made no election, except to the extent a subsequent election is properly made during the Election Period. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto publicly filed with the SEC) filed with or furnished to the SEC and available on Edgar prior to the date of this Agreement (excluding any disclosures set forth in any such Company SEC Documents in any risk factor section, any forward-looking statement disclosure or any other statements that are non-specific, predictive, or cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, the Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents, as well as the equivalent Organizational Documents of each Subsidiary, in each case as of the date of this Agreement.

4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on October 26, 2018: 101,996,339 shares of Company Common Stock were issued and outstanding and 435,000 shares of Company Preferred Stock were issued and outstanding, which are designated as “6.00% Series A Perpetual Convertible Preferred Stock” and, as of October 26, 2018, are convertible into 32,402,059 shares of Company Common Stock, both pursuant to the Certificate of Designations filed with the Secretary of State of the State of Delaware on June 30, 2017 (the “Company Certificate of Designations”). As of the date of this Agreement, the shares of Company Common Stock issued and outstanding include 2,351,047 shares of Restricted Stock. 6,660,011 shares of Company Common Stock remained available for issuance pursuant to the Company Stock Plan.

(b) All outstanding shares of Company Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. As of the close of business on October 26, 2018, except as set forth in this Section 4.2 and pursuant to the Company Certificate of Designations, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any Company Capital Stock or securities convertible into or exchangeable or exercisable for Company Capital Stock (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock of the Subsidiaries of the Company that are owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized and are validly issued, fully paid and non-assessable. Except for the Preferred Stock or as set forth in this Section 4.2, and except for changes since October 26, 2018 resulting from the exercise of stock options outstanding at such date (and the issuance of shares thereunder), or stock grants or other awards granted in accordance with Section 6.1(b)(ii), there are outstanding: (A) no shares of Company Capital Stock, (B) no Voting Debt, (C) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt, and (D) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Other than the Stockholders’ Agreement, there are not any stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock or any equity interest in any of the Company’s Subsidiaries. As of the date of this Agreement, the Company has no (1) material joint venture or other similar material equity interests in any Person or (2) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2 of the Company Disclosure Letter.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, with respect to consummation of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, with all directors present, unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, holders of Company Common Stock, (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) resolved to recommend that the holders of Company Capital Stock approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger (such recommendation described in clause (iii), the “Company Board Recommendation”). The Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) result in a violation of, a termination (or right of termination) of or default (or an event that, with notice or lapse of time or both, would constitute a default) under, or creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a joint proxy statement in preliminary and definitive form (the “Joint Proxy Statement”) relating to the meeting of the stockholders of the Company to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and the Parent Stockholders Meeting and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” laws or Takeover Laws; and (f) any such Consent the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) Since January 1, 2017, the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, schedules, certifications and statements required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, schedules and statements, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company SEC Documents. As of the date of this Agreement, to the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review or investigation.

(b) The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c) The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities in connection with the reports it files under the Exchange Act.

4.6 Absence of Certain Changes or Events.

(a) Since June 30, 2018, there has not been any event, change, effect or development that, individually or in the aggregate, had or would reasonably be expected to have a Company Material Adverse Effect.

(b) From June 30, 2018 through the date of this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

(c) From June 30, 2018 through the date of this Agreement, there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance.

4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than:

(a) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2018 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2018; (b) liabilities incurred in the ordinary course of business subsequent to June 30, 2018; (c) liabilities incurred in connection with the Transactions; (d) liabilities not required to be presented on the face of an unaudited interim balance sheet prepared in accordance with GAAP; (e) liabilities incurred as permitted under Section 6.1(b)(ix); and (f) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.7, the Joint Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Laws. The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses (the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure of such Permits to be in full force and effect or suspended or cancelled and except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The businesses of the Company and its Subsidiaries are currently being conducted, and at all times since January 1, 2017 have been conducted, in compliance with all applicable Laws, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened in writing (or, to the knowledge of the Company, threatened orally), other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Compensation; Benefits.

(a) Set forth on Schedule 4.10 of the Company Disclosure Letter is a list, as of the date of this Agreement, of all of the material Employee Benefit Plans sponsored, maintained, or contributed to by the Company or any of its Subsidiaries (the “Company Plans”). True, correct and complete copies of each of the Company Plans (or, with respect to any unwritten Company Plan, a written summary thereof) and related trust documents, insurance contracts and any amendments thereto, current summary plan description and summary of material modifications, and favorable determination or opinion letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Plan required to file a Form 5500, and all material correspondence related to any Company Plan to or from any Governmental Entity in the last three years.

(b) Each Company Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the Internal Revenue Service or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an Internal Revenue Service approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans or any trusts related thereto, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) All material contributions required to be made by or with respect to the Company Plans pursuant to their terms or applicable Law have been timely made.

(f) There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(g) None of the Company or any member of its Aggregated Group contributes to or has an obligation to contribute to, and no Company Plan is (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(h) Since December 31, 2014, neither the Company nor any member of its Aggregated Group has received IRS Letter 226-J or any other notice of failure to report in compliance with Sections 6055 and 6056 of the Code.

(i) Except as set forth on Schedule 4.10(i) of the Company Disclosure Letter or the extent required pursuant to the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, as added by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, no Company Plan provides medical or welfare benefits upon retirement or termination of employment.

(j) Except as set forth on Schedule 4.10(j) of the Company Disclosure Letter or pursuant to Section 3.2 of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any material payment (including severance, forgiveness of indebtedness or otherwise) or benefit becoming due to any current or former director, employee or other service provider of the Company or any of its Subsidiaries under any Company Plan or otherwise or (ii) accelerate or increase the amount of any benefits otherwise payable or trigger any other obligations under any Company Plan.

(k) No Company Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(l) No Company Plan is maintained outside the jurisdiction of the United States or covers any employee of the Company or any of its Subsidiaries who resides or works outside of the United States.

4.11 Labor Matters.

(a) As of the date of this Agreement and in the preceding three (3) years, (i) neither the Company nor any of its Subsidiaries is or has been a party to any collective bargaining agreement or other agreement or work rules or practices with any labor union or similar representatives of employees, (ii) there is and has been no pending or, to the knowledge of the Company, threatened, union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) the Company does not have knowledge of any activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) As of the date of this Agreement and in the preceding (3) years, there is and has been no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) As of the date of this Agreement and in the preceding three (3) years, there is and has been no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and its Subsidiaries are, and since January 1, 2017 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct investigation, with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (provided that the foregoing exception shall not apply to clauses (i) through (k) below):

(a) All Tax Returns required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries have been timely filed, and all such Tax Returns are correct and complete in all material respects. All Taxes that are due and payable by the Company or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents) have been paid in full. All withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in full.

(b) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries.

(c) There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity except for any such claim, assessment or deficiency for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents. There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes.

(d) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction, other than any such claims that have been fully resolved or for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Company SEC Documents

(e) There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(f) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement or arrangement (not including, for the avoidance of doubt, (i) an agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(g) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(h) Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period beginning on or after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(i) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (or a successor thereto) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(j) After reasonable diligence, neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(l) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.12 and in Section 4.10 are the sole and exclusive representations and warranties of the Company and its Subsidiaries with respect to Taxes.

4.13 Litigation. As of the date of this Agreement, except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no

(a) Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14 Intellectual Property. The Company and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.15 Real Property. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) to the knowledge of the Company is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject as to enforceability to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease, and (c) there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property.

4.16 Rights-of-Way. Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, fee assets, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business in the manner described, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17 Oil and Gas Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Cawley, Gillespie & Associates, Inc. (the “Company Independent Petroleum Engineers”) relating to the Company interests referred to therein as of December 31, 2017 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of, as of the date of this Agreement, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date of this Agreement and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) All material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells. Neither the Company nor its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Since January 1, 2017, all of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company and any of its Subsidiaries related to such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential, purchase, consent or similar right that would become operative as a result of the Transactions.

(g) Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Company’s knowledge, (i) there are no wells that constitute a part of the Oil and Gas Properties of the Company in respect of which the Company has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned and (ii) all wells drilled by the Company or any of its Subsidiaries are either (1) in use for purposes of production, injection or water sourcing, (2) suspended or temporarily abandoned in accordance with applicable Law, or (iii) permanently plugged and abandoned in accordance with applicable Law.

4.18 Environmental Matters.

(a) Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(ii) as of the date of this Agreement, the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened Proceeding under Environmental Laws;

(iii) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the knowledge of the Company, by any predecessors of the Company or any Subsidiary of the Company, which Releases are reasonably likely to result in liability to the Company under Environmental Law, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling; and

(iv) all environmental investigation, assessment and audit reports prepared during the past three (3) years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them have been made available for review by Parent prior to the date of this Agreement.

(b) Except as expressly set forth in this Section 4.18 and except for the representations and warranties relating to the Company Permits as expressly set forth in Section 4.9, neither the Company nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

4.19 Material Contracts.

(a) Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $20,000,000;

(iii) each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $15,000,000, other than agreements solely between or among the Company and its Subsidiaries;

(iv) each contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $20,000,000 in any calendar year that are not terminable without penalty within sixty (60) days, other than contracts related to drilling rigs;

(v) each contract, other than joint operating agreements, containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii) each contract for any material Derivative Transaction including for the avoidance of doubt, a summary of the material terms of each confirmation with respect thereto setting forth the counterparty, trade date, product, price, term and notional amounts or volumes);

(viii) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(ix) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $20,000,000 in the aggregate during the twelve (12)-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(x) each collective bargaining agreement to which the Company is a party or is subject;

(xi) each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of the following: (x) an executive officer or director of the Company or any Subsidiary of the Company; (y) a beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the Company Common Stock; or (z) an Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the Persons described in the foregoing clauses (x) or (y);

(xii) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 100 MMcf or 12,000 barrels of oil equivalent of Hydrocarbons of the Company or any of its Subsidiaries per day over a period of one month (calculated on a yearly average basis) or for a term greater than five (5) years;

(xiii) each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole;

(xiv) any contract between the Company or any of its Subsidiaries, on the one hand, and any of their respective officers or directors, or any holder of 5% or more of the outstanding shares of Company Common Stock (or any such Person’s Affiliates) on the other hand;

(xv) any contract that, upon the consummation of the Merger, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent, Merger Sub, the Company or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing; and

(xvi) any contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions.

(b) Collectively, the contracts set forth in Section 4.19(a) are referred to as the “Company Contracts.” Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder. The Company has made available to Parent complete and correct copies of the Company Contracts as of the date of this Agreement.

4.20 Derivative Transactions. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into (1) in accordance with applicable Laws, (2) in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, (3) with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions and (4) either (i) not for speculative purposes and entered into to hedge or mitigate risks to which the Company or any of its Subsidiaries have or may have exposure (including with respect to commodity prices) or (ii) not for speculative purposes and entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest bearing liability or investment of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

4.21 Insurance. Set forth on Schedule 4.21 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). The Company and its Subsidiaries have obtained and maintained in full force and effect insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably adequate and customary for their business and operations. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent upon Parent’s request prior to the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.22 Regulatory Matters. All natural gas pipeline systems and related facilities owned by the Company or any of its Subsidiaries are (A) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (B) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

4.23 Opinion of Financial Advisor. The Company Board has received the written opinion of each of Tudor Pickering Holt & Co Advisors LP and Morgan Stanley & Co. LLC, and each such opinion addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Merger Consideration to be received by the holders of shares of the Company Common Stock was fair, from a financial point of view, to such holders of shares of the Company Common Stock.

4.24 Brokers. Except for the fees and expenses payable to Tudor Pickering Holt & Co Advisors LP, Morgan Stanley & Co. LLC and Guggenheim Securities LLC no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.25 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE V

REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto publicly filed with the SEC) filed with or furnished to the SEC and available on Edgar prior to the date of this Agreement (excluding any disclosures set forth in any such Parent SEC Documents in any risk factor section, any forward-looking statement disclosure or any other statements that are non-specific, predictive, or cautionary in nature other than historical facts included therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to so qualify or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Organizational Documents.

5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 2,000,000,000 shares of Parent Common Stock and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). At the close of business on October 26, 2018: (A) 913,710,098 shares of Parent Common Stock were issued and outstanding; (B) 5,603,458 shares of Parent Preferred Stock were issued and outstanding of which (1) 770,528 shares are designated as “5.75% Cumulative Non-Voting Convertible Preferred Stock” and, as of October 26, 2018, are convertible into 30,579,020 shares of Parent Common Stock, both pursuant to the

Certificate of Designations filed with the Secretary of State of the State of Oklahoma on May 14, 2010, as amended, (2) 463,363 shares are designated as “5.75% Cumulative Non-Voting Convertible Preferred Stock (Series A)” and, as of October 26, 2018, are convertible into 17,770,342 shares of Parent Common Stock, both pursuant to the Certificate of Designations filed with the Secretary of State of the State of Oklahoma on May 14, 2010, (3) 2,558,900 shares are designated as “4.50% Cumulative Convertible Preferred Stock” and, as of October 26, 2018, are convertible into 6,284,914 shares of Parent Common Stock, both pursuant to the Certificate of Designations filed with the Secretary of State of the State of Oklahoma on September 13, 2005, as amended, and (4) 1,810,667 shares are designated as “5.00% Cumulative Convertible Preferred Stock (Series 2005B)” and, as of October 26, 2018, are convertible into 5,023,696 shares of Parent Common Stock, both pursuant to the Certificate of Designations filed with the Secretary of State of the State of Oklahoma on November 7, 2005, as amended (collectively such Certificates of Designations, the “Parent Certificates of Designations”); (C) 64,193,253 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2014 Long Term Incentive Plan, as amended from time to time (the “Parent 2014 Stock Plan”), of which 35,492,972 shares of Parent Common Stock were reserved for future issuance. 15,733,349 shares of Parent Common Stock were subject to issuance upon exercise of outstanding options and 10,562,798 shares of Parent Company Common Stock were subject to issuance upon vesting of outstanding restricted stock units and stock-settled performance share units; (D) 2,404,134 shares of Parent Common Stock were reserved for issuance pursuant to the Parent’s 2005 Long Term Incentive Plan (the “Parent 2005 Stock Plan”), of which 2,404,134 shares of Parent Common Stock were subject to issuance upon exercise of outstanding options; and (E) as of October 26, 2018, the Parent Convertible Notes are convertible into 204,400,747 shares of Parent Common Stock.

(b) All outstanding shares of Parent Common Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. Except as set forth in this Section 5.2, as of the close of business on October 26, 2018, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock of the Subsidiaries of Parent that are owned by Parent, or a direct or indirect wholly-owned Subsidiary of Parent, are free and clear of all Encumbrances. Except as set forth in this Section 5.2 and pursuant to the applicable Parent Certificates of Designations, and except for changes since October 26, 2018 resulting from the exercise of stock options outstanding at such date (and the issuance of shares thereunder), or stock grants or other awards granted in accordance with Section 6.2(b)(ii), there are outstanding: (1) no shares of capital stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of the capital stock of Parent. As of the date of this Agreement, Parent has no (x) material joint venture or other similar material equity interests in any Person or (y) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2 of the Parent Disclosure Letter. As of the date of this

Agreement, the authorized capital stock of Merger Sub consists of 10,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

5.3 Authority; No Violations, Consents and Approvals.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent (subject to obtaining Parent Stockholder Approval) and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub, which shall occur immediately after the execution, delivery and performance of this Agreement). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, with all directors present, unanimously (i) determined that this Agreement and the Transactions, including the Parent Stock Issuance, are fair to, and in the best interests of, the holders of Parent Common Stock, (ii) approved and declared advisable this Agreement and the Transactions, including the Parent Stock Issuance, (iii) approved and declared advisable the Parent Charter Amendments, (iv) resolved to recommend that the holders of Parent Common Stock approve the Parent Stock Issuance (such recommendation described in clause (iv), the “Parent Board Recommendation”) and (v) resolved to recommend that the holders of Parent Common Stock approve the Parent Charter Amendments (such recommendation described in clause (v), the “Parent Charter Amendment Recommendation”). The Merger Sub Board has by unanimous vote (A) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Merger. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will immediately after the execution, delivery and performance of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub. The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Stock Issuance. Approval of the Parent Charter Amendments by a majority in voting power of Parent Common Stock issued and outstanding and entitled to vote thereon present in person and represented by proxy at the Parent Stockholders Meeting in accordance with the Organizational Documents of Parent and applicable Law is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Parent Charter Amendment.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Parent or any of its Subsidiaries (including Merger Sub), (ii) result in a violation of, a termination (or right of termination) of or default (or an event that, with notice or lapse of time or both, would constitute a default) under, or creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound or (iii) assuming the Consents, approvals, orders, authorizations, registrations, filings, or permits referred to in Section 5.4 are duly and timely obtained or made and the Parent Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4 Consents. No Consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions except for: (i) the filing of a premerger notification report by Parent under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (ii) the filing with the SEC of (A) the Joint Proxy Statement and the Registration Statement and (B) such reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions; (iii) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (iv) filings with the NYSE; (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (vi) any such Consent, approval, order, authorization, registration, filing, or permit the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 SEC Documents; Financial Statements.

(a) Since January 1, 2017, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, schedules, certifications and statements required to be filed or furnished under the Securities Act or the Exchange Act (such forms, reports, schedules and statements, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received by Parent from the SEC with respect to any of the Parent SEC Documents. As of the date of this Agreement, to the knowledge of the Company, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(c) Parent has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act), which are effective (as such term is used in Rule 13a-15(b) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities in connection with the reports it files under the Exchange Act.

5.6 Absence of Certain Changes or Events.

(a) Since June 30, 2018, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) From June 30, 2018 through the date of this Agreement, Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects.

(c) From June 30, 2018 through the date of this Agreement, there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance.

5.7 Information Supplied. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to stockholders of the Company and to stockholders of Parent and at the time of the Company Stockholders Meeting and the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

5.8 No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of June 30, 2018 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three months ended June 30, 2018; (b) liabilities incurred in the ordinary course of business subsequent to June 30, 2018; (c) liabilities incurred in connection with the Transactions; (d) liabilities not required to be presented on the face of an unaudited interim balance sheet prepared in accordance with GAAP; and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.9 Parent Permits; Compliance with Applicable Laws. Parent and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses (the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure of such Permits to be in full force and effect or suspended or cancelled and except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The businesses of Parent and its Subsidiaries are currently being conducted, and at all times since January 1, 2017 have been conducted, in compliance with all applicable Laws, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened in writing (or, to the knowledge of Parent, threatened orally), other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.10 Compensation; Benefits.

(a) Set forth on Schedule 5.10(a) of the Parent Disclosure Letter is a list, as of the date of this Agreement, of all of the material Employee Benefit Plans sponsored, maintained or contributed to by Parent or any of its Subsidiaries (“Parent Plans”). True, correct and complete copies of each of the Parent Plans (or, with respect to any unwritten Parent Plan, a written summary thereof) and related trust documents, insurance contracts and any amendments thereto, current summary plan description and summary of material modifications, and favorable determination or opinion letters, if applicable, have been furnished or made available to the Company or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Parent Plan required to file a Form 5500, and all material correspondence related to any Parent Plan to or from any Governmental Entity in the last three years.

(b) Each Parent Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter as to its qualification from the Internal Revenue Service or is entitled to rely on an advisory or opinion letter as to its qualification issued with respect to an Internal Revenue Service approved master and prototype or volume submitter plan, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan.

(d) As of the date of this Agreement, there are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Plans or any trusts related thereto, except for such pending actions, suits or claims that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) All material contributions required to be made by or with respect to the Parent Plans pursuant to their terms or applicable Law have been timely made.

(f) There are no material unfunded benefit obligations that have not been properly accrued for in Parent’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(g) None of Parent or any member of its Aggregated Group contributes to or has an obligation to contribute to, and no Parent Plan is (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(h) Since December 31, 2014, neither Parent nor any member of its Aggregated Group has received IRS Letter 226-J or any other notice of failure to report in compliance with Sections 6055 and 6056 of the Code.

(i) Except as set forth on Schedule 5.10(i) of the Parent Disclosure Letter or the extent required pursuant to the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, as added by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, no Parent Plan provides medical or welfare benefits upon retirement or termination of employment.

(j) Except as set forth on Schedule 5.10(j) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) result in any material payment (including severance, forgiveness of indebtedness or otherwise) or benefit becoming due to any current or former director, employee or other service provider of Parent or any of its Subsidiaries under any Parent Plan or otherwise or (ii) accelerate or increase the amount of any benefits otherwise payable or trigger any other obligations under any Parent Plan.

(k) No Parent Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or otherwise.

(l) No Parent Plan is maintained outside the jurisdiction of the United States or covers any employee of Parent or any of its Subsidiaries who resides or works outside of the United States.

5.11 Labor Matters.

(a) As of the date of this Agreement, (i) neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with any labor union, (ii) there is no pending union representation petition involving employees of Parent or any of its Subsidiaries, and (iii) Parent does not have knowledge of any activity or Proceeding of any labor organization (or Representative thereof) or employee group (or Representative thereof) to organize any such employees.

(b) As of the date of this Agreement, there is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) As of the date of this Agreement, there is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries, other than such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Parent and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.12 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (provided that the foregoing exception shall not apply to clauses (i) through (k) below):

(a) All Tax Returns required to be filed (taking into account extensions of time for filing) by Parent or any of its Subsidiaries have been timely filed, and all such Tax Returns are correct and complete in all material respects. All Taxes that are due and payable by Parent or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents) have been paid in full. All withholding Tax requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full.

(b) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries.

(c) There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Governmental Entity except for any such claim, assessment or deficiency for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents. There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries is a party to any litigation or administrative proceeding relating to Taxes.

(d) No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction, other than any such claims that have been fully resolved or for which adequate reserves have been established in accordance with GAAP in the financial statements included in the Parent SEC Documents.

(e) There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances.

(f) Neither Parent nor any of its Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement or arrangement (not including, for the avoidance of doubt, (i) an agreement or arrangement solely among the members of a group the common parent of which is Parent or any of its Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)). Neither Parent nor any of its Subsidiaries has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(g) Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2).

(h) Neither Parent nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period beginning on or after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).

(i) Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (or a successor thereto) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement or as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(j) After reasonable diligence, neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(k) Neither Parent nor Merger Sub is an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

(l) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 5.12 and in Section 5.10 are the sole and exclusive representations and warranties of Parent and its Subsidiaries with respect to Taxes.

5.13 Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.14 Intellectual Property. Parent and its Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, the use of the Parent Intellectual Property by Parent and its Subsidiaries in the operation of the business of each of Parent and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries have taken reasonable measures to protect the confidentiality of trade secrets used in the businesses of each of Parent and its Subsidiaries as presently conducted, except where failure to do so has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect

5.15 Real Property. Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries have good, valid and defensible title to all material real property owned by Parent or any of its Subsidiaries (collectively, the “Parent Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Parent or any Subsidiary of Parent (collectively, including the improvements thereon, the “Parent Material Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Parent Material Leased Real Property (each, a “Parent Material Real Property Lease”) to the knowledge of Parent is in full force and effect and is valid and enforceable against the parties thereto in accordance with its terms, subject as to enforceability to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default under any Parent Material Real Property Lease, and (c) there does not exist any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings that affect any of Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Material Leased Real Property.

5.16 Rights-of-Way. Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in the manner described, except for such Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are subject to Rights-of-Way or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.17 Oil and Gas Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve report prepared by Software Integrated Solutions, Division of Schlumberger Technology Corporation (the “Parent Independent Petroleum Engineers”) relating to the Parent interests referred to therein as of December 31, 2017 (collectively, the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of, as of the date of this Agreement, Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one or more of its Subsidiaries’, as applicable, title (as of the date of this Agreement and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates Parent (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to the Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid, (iii) none of Parent or any of its Subsidiaries (and, to the Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.

(d) All material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells. Neither Parent nor its Subsidiaries is obligated by virtue of a take-or-pay payment, advance payment, or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof, attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by Parent and any of its Subsidiaries related to such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential, purchase, consent or similar right that would become operative as a result of the Transactions.

(g) Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to Parent’s knowledge, (i) there are no wells that constitute a part of the Oil and Gas Properties of Parent in respect of which Parent has received a notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned and (ii) all wells drilled by Parent or any of its Subsidiaries are either (1) in use for purposes of production, injection or water sourcing, (2) suspended or temporarily abandoned in accordance with applicable Law, or (iii) permanently plugged and abandoned in accordance with applicable Law.

5.18 Environmental Matters.

(a) Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent and its Subsidiaries and their respective operations and assets are in compliance with Environmental Laws;

(ii) as of the date of this Agreement, Parent and its Subsidiaries are not subject to any pending Proceedings or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(iii) there have been no Releases of Hazardous Materials at any property currently or, to the knowledge of Parent, formerly owned, operated or otherwise used by Parent or any of its Subsidiaries, or, to the knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases are reasonably likely to result in liability to Parent under Environmental Law, and, as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Parent, or at or from any off-site location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal storage or handling; and

(iv) all environmental investigation, assessment and audit reports prepared during the past three (3) years by or on behalf of, or that are in the possession of, Parent or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them have been made available for review by the Company prior to the date of this Agreement.

(b) Except as expressly set forth in this Section 5.18 and except for the representations and warranties relating to the Parent Permits as expressly set forth in Section 5.9, neither Parent nor its Subsidiaries make any representation or warranty regarding compliance or failure to comply with, or any actual or contingent liability under, any Environmental Law.

5.19 Material Contracts.

(a) Schedule 5.19 of the Parent Disclosure Letter, together with the lists of exhibits contained in the Parent SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Parent reasonably expects that the Parent and its Subsidiaries will make annual payments in excess of $100,000,000;

(iii) each contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by Parent or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $40,000,000, other than agreements solely between or among Parent and its Subsidiaries;

(iv) each contract for lease of personal property or real property (other than Oil and Gas Properties) involving aggregate payments in excess of $50,000,000 in any calendar year that are not terminable without penalty within sixty (60) days, other than contracts related to drilling rigs;

(v) each contract, other than joint operating agreements, containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that, following the Effective Time, by virtue of Parent becoming an Affiliate of the Company as a result of the Transactions, would by its terms materially restrict the ability of Parent or any of its Subsidiaries to compete in any line of business or with any Person or geographic area during any period of time after the Effective Time;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of Parent or its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii) each contract for any material Derivative Transaction including for the avoidance of doubt, a summary of the material terms of each confirmation with respect thereto setting forth the counterparty, trade date, product, price, term and notional amounts or volumes);

(viii) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Parent;

(ix) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Parent or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $75,000,000 in the aggregate during the twelve (12)-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(x) each collective bargaining agreement to which Parent is a party or is subject;

(xi) each agreement under which Parent or any of its Subsidiaries has advanced or loaned any amount of money to any of the following: (x) an executive officer or director of Parent or any Subsidiary of Parent; (y) a beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the Parent Common Stock; or (z) an Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the Persons described in the foregoing clauses (x) or (y);

(xii) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes in excess of 250 MMcf or 12,000 barrels of oil equivalent of Hydrocarbons of the Parent or any of its

Subsidiaries per day over a period of one month (calculated on a yearly average basis) or for a term greater than five (5) years; and

(xiii) any contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions.

(b) Collectively, the contracts set forth in Section 5.19(a) are referred to as the “Parent Contracts.” Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder. Parent has made available to Company complete and correct copies of the Parent Contracts as of the date of this Agreement.

5.20 Derivative Transactions. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) All Derivative Transactions entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into (1) in accordance with applicable Laws, (2) in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, (3) with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions and (4) either (i) not for speculative purposes and entered into to hedge or mitigate risks to which the Company or any of its Subsidiaries have or may have exposure (including with respect to commodity prices) or (ii) not for speculative purposes and entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest bearing liability or investment of the Company or any of its Subsidiaries.

(b) Parent and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

5.21 Insurance. Set forth on Schedule 5.20 of the Parent Disclosure Letter is a true, correct and complete list of all material insurance policies held by Parent or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Parent Insurance Policies”). Parent and its Subsidiaries have obtained and maintained in full force and effect insurance, underwritten by financially reputable insurance companies, in such amounts, on such terms and covering such risks as is reasonably adequate and customary for their business and operations. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Material Parent Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Parent Insurance Policy has been made available to the Company upon the Company’s request prior to the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

5.22 Regulatory Matters. All natural gas pipeline systems and related facilities owned by the Parent or any of its Subsidiaries are (A) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (B) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

5.23 Opinion of Financial Advisor. The Parent Board has received the opinion of Goldman Sachs & Co. LLC, financial advisor to Parent, dated as of the date of this Agreement, to the effect that, as of the date of the opinion, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair from a financial point of view to Parent.

5.24 Brokers. Except for the fees and expenses payable to Goldman Sachs & Co. LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.25 Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).

5.26 Business Conduct. Merger Sub was incorporated on October 19, 2018. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.27 Availability of Funds. Parent and Merger Sub have available, or will have available at the Closing, all of the funds required for the consummation of the Transaction.

5.28 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that neither Parent nor Merger Sub has relied upon any such representation or warranty. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Merger.

(a) Except as set forth on Schedule 6.1(a) of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (i) conduct its businesses in the ordinary course consistent with past practice, including by using reasonable best efforts to preserve intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, creditors, licensors, licensees, distributors, lessors and others having significant business dealings with it and (ii) not voluntarily resign, transfer (except in connection with a sale of such Oil and Gas Properties otherwise permitted under this Agreement) or relinquish any right as operator of any of their material Oil and Gas Properties.

(b) Except as set forth on the corresponding subsection of Schedule 6.1(b) of the Company Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (1) dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company or (2) cash dividends payable to holders of the Company Preferred Stock in accordance with the Company Certificate of Designations, including any dividends that accrue during any period contemplated by Section 3(e) of the Company Certificate of Designations that shall be paid by the Company prior to the Effective Time to holders of the Company Preferred Stock in cash in lieu of an equivalent increase in the Accreted Value (as defined in the Company Certificate of Designations) of such Company Preferred Stock that otherwise would have occurred pursuant to such section in the absence of such cash payment; (B) permit any increase in the Accreted Value of the Company Preferred Stock; (C) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Company); or (D) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except (1) as required by the terms of any capital stock or equity interest of a Subsidiary, (2) as required by any Company Plan or (3) as required by the Company Certificate of Designations, in each case existing as of the date of this Agreement;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Company Common Stock upon the vesting or lapse of any restrictions on any shares of Restricted Stock granted under the Company Stock Plan and outstanding on the date hereof; (B) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company; and (C) shares of Company Common Stock issued upon conversion of the Preferred Stock in accordance with the Company Certificate of Designations;

(iii) amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than ministerial changes);

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions for which the consideration is less than $5,000,000 individually or $25,000,000 in the aggregate;

(v) sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties, other than (A) sales, leases or dispositions for which the consideration is $2,500,000 or less individually or $15,000,000 or less in the aggregate and (B) the sale of Hydrocarbons made in the ordinary course of business;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions solely among the Company and any wholly owned Subsidiaries of the Company or solely among wholly owned Subsidiaries of the Company;

(vii) change in any material respect their accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii) except as a result of a change in or as otherwise required by Law or in the ordinary course of business consistent with past practice, (A) make, change or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such binding election in its discretion), (B) settle or compromise any material Proceeding relating to Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of the Company included in the Company SEC Documents, (C) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes of the Company or any of its Subsidiaries, (D) enter into any closing agreement with respect to any material amount of Tax, (E) amend any material Tax Return, or (F) change any material method of Tax accounting from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years, except where such change would not have a material and adverse effect on the Tax position of the Company and its Subsidiaries, taken as a whole;

(ix) (A) grant any material increases in the compensation or benefit payable or to become payable to any current or former directors, officers or key employees, except as required by applicable Law or pursuant to a Company Plan existing as of the date of this Agreement, (B) pay or agree to pay to any current or former directors, officers or key employees making an annualized salary of more than $175,000, any material pension, retirement allowance or other employee benefit not required by any of the Company Plans or any of its Subsidiaries existing as of the date of this Agreement; (C) enter into any new, or materially amend any existing, material employment, retention, change in control or severance or termination agreement with any directors, officers or key employees making an annualized salary of more than $175,000, (D) hire, promote or terminate the employment or service (other than for cause) of any director, officer or key employee, (E) enter into, amend or terminate any collective bargaining agreement or similar agreement or (F) establish any material Company Plan which was not in existence or approved by the Company Board prior to the date of this Agreement, or amend any such plan or arrangement in existence on the date of this Agreement if such amendment would have the effect of materially enhancing any benefits thereunder; provided, however¸ that no action will be a violation of this Section 6.1(b)(ix) if it is taken (1) pursuant to Section 3.2 of this Agreement, (2) in the ordinary course of business, (3) in order to comply with applicable Law or (4) in order to grant a cash-settled award to current independent directors for fiscal year 2019 that is substantially comparable in value to the annual equity awards granted to such independent directors under the Company Stock Plan in 2018.

(x) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) under existing credit facilities in an amount not to exceed $25,000,000 in the aggregate, except with respect to any such incurrence to fund previously approved drilling and completion activities and other items, in each case, as set forth on Schedule 6.1(b)(xiv), (2) additional borrowings that are prepayable without premium or penalty at the Closing in an amount not to exceed $15,000,000 in the aggregate or (3) by the Company that is owed to any wholly-owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or a wholly-owned Subsidiary of the Company, or (B) the creation of any Encumbrances securing any Indebtedness permitted to be incurred by clause (A) above;

(xi) (A) enter into any contract that would be a Company Contract, if it were in effect on the date of this Agreement, or (B) modify, amend, terminate or assign, or waive or assign any material rights under, any Company Contract in a manner which is materially adverse to the Company and its Subsidiaries, taken as a whole, or which could prevent or materially delay the consummation of the Transactions;

(xii) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess of $5,000,000 in the aggregate;

(xiii) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other Proceeding in respect of Taxes) other than (A) the settlement of such Proceedings involving only the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $5,000,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any Proceeding if such settlement or compromise (A) involves a material conduct remedy or material injunctive or similar relief, (B) involves an admission of criminal wrongdoing by the Company or any of its Subsidiaries or (C) has a restrictive impact on the business of the Company or any of its Subsidiaries in any material respect;

(xiv) make or commit to make any capital expenditures that are, in the aggregate greater than 115% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the period indicated as set forth in Schedule 6.1(b)(xiv) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xv) enter into any new Oil and Gas Leases, other than for which the consideration is less than $5,000,000 in the aggregate per fiscal quarter; provided, however, that Company shall notify Parent in advance of any individual leasing transaction for which the consideration exceeds $100,000;

(xvi) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Integrated Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xvii) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or

(xviii) authorize or agree to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Merger.

(a) Except as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (i) conduct its businesses in the ordinary course consistent with past practice, including by using reasonable best efforts to preserve intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, creditors, licensors, licensees, distributors, lessors and others having significant business dealings with it and (ii) not voluntarily resign, transfer (except in connection with a sale of such Oil and Gas Properties otherwise permitted under this Agreement) or relinquish any right as operator of any of their material Oil and Gas Properties.

(b) Except as set forth on the corresponding subsection of Schedule 6.2(b) of the Parent Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law or otherwise consented to by Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (1) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly-owned Subsidiary of Parent or (2) dividends payable to holders of the Parent Preferred Stock in accordance with the applicable Parent Certificates of Designations; (B) split, combine or reclassify any capital stock of, or other equity interests in, Parent or any of its Subsidiaries (other than for transactions by a wholly owned Subsidiary of the Parent); or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, except (1) as required by the terms of any capital stock or equity interest of a Subsidiary, (2) as required by any Parent Plan in each case existing as of the date of this Agreement or (3) as required by the Parent Certificates of Designations or Parent Convertible Notes Indenture, in each case existing as of the date of this Agreement;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Parent Common Stock upon the vesting, settlement, exercise or lapse of any restrictions on any awards granted under Parent 2014 Stock Plan or Parent 2005 Stock Plan and outstanding on the date of this Agreement or issued in compliance with clause (C) below; (B) issuances by a wholly-owned Subsidiary of Parent of such Subsidiary’s capital stock or other equity interests to Parent or any other wholly-owned Subsidiary of Parent; (C) issuances of awards granted under Parent 2014 Stock Plan in the ordinary course of business in amounts consistent with past practice; (D) shares of Parent Common Stock issued upon conversion of any Parent Convertible Notes in accordance with the applicable Parent Convertible Notes Indenture; (E) shares of Parent Common Stock issued upon conversion of the Parent Preferred Stock in accordance with the applicable Parent Certificate of Designations; (F) issuances of Parent Common Stock through any private or public registered offering or other transaction, including any acquisition permitted by Section 6.2(b)(iv), from time to time, of up to 12.5% of the shares of Parent Common Stock issued and outstanding as of the date of this Agreement, in the aggregate; and (G) shares of capital stock issued as a dividend made in accordance with Section 6.2(b)(i); provided, however, that in no event shall Parent issue Parent Common Stock or any securities convertible into or exchangeable for Parent Common Stock if Parent would not have sufficient authorized shares to consummate the Transactions assuming that the Parent Authorized Share Charter Amendment is not approved by Parent Stockholders;

(iii) amend Parent’s Organizational Documents or amend the Organizational Documents of any of Parent’s Subsidiaries in any material respect that would adversely affect the consummation of the Transaction;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of Parent or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions for which the consideration is less than $40,000,000 individually or in the aggregate;

(v) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among Parent and any wholly owned Subsidiaries of Parent or among wholly owned Subsidiaries of Parent;

(vi) change in any material respect their accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except as required by GAAP or applicable Law;

(vii) except as a result of a change in or as otherwise required by Law or in the ordinary course of business consistent with past practice, (A) make, change or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where Parent has the authority to make such binding election in its discretion), (B) settle or compromise any material Proceeding relating to Taxes for an amount materially in excess of the amount accrued or reserved with respect thereto on the financial statements of Parent included in the Parent SEC Documents, (C) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes of Parent or any of its Subsidiaries, (D) enter into any closing agreement with respect to any material amount of Tax, (E) amend any material Tax Return, or (F) change any material method of Tax accounting from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years, except where such change would not have a material and adverse effect on the Tax position of Parent and its Subsidiaries, taken as a whole;

(viii) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or create any material Encumbrances on any material property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the (A) incurrence of Indebtedness (1) under existing credit facilities as of the end of any calendar month in a net amount not to exceed $600,000,000 in the aggregate greater than the amount outstanding under existing credit facilities as of the date of this agreement, (2) other than under existing credit facilities in an amount not to exceed $500,000,000 in the aggregate, (3) by Parent that is owed to any wholly-owned Subsidiary of Parent or by any Subsidiary of Parent that is owed to Parent or a wholly-owned Subsidiary of Parent or (4) in order to refinance existing Indebtedness of Parent, the Company or their respective Subsidiaries (including any premium thereon) or (B) the creation of any Encumbrances securing (1) any Indebtedness permitted to be incurred by clause (A) above or (2) Indebtedness under Parent’s existing credit facilities and second lien indenture;

(ix) take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Integrated Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(x) take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied;

(xi) increase or decrease the size of the Parent Board or enter into any agreement obligating Parent or the Parent Board to nominate any individual for election to the Parent Board or appoint any individual to fill any vacancy on the Parent Board; or

(xii) authorize or agree to take any action that is prohibited by this Section 6.2(b).

6.3 No Solicitation by the Company.

(a) From and after the date of this Agreement, the Company will, and will cause its Subsidiaries and their respective officers and directors and will instruct and use reasonable best efforts to cause its Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Company Competing Proposal. Within one (1) Business Day of the date of this Agreement the Company shall deliver a written notice to each Person that has received non-public information regarding the Company within the six (6) months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could be a Company Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries previously furnished to such Person. The Company will immediately terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement, the Company will not, and will cause its Subsidiaries and their respective officers and directors and will instruct and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals or offers regarding, or the making of a Company Competing Proposal, (ii) engage in any discussions or negotiations with any Person with respect to a Company Competing Proposal or any indication of interest that would reasonably be expected to lead to a Company Competing Proposal, (iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to a Company Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii)) or (v) resolve, agree or publicly propose to, or permit the Company or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i)–(iv).

(c) Unless specifically permitted by Section 6.3(d), the Company shall not (i) fail to include the Company Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Competing Proposal, (iv) in the event that any Company Competing Proposal (other than a Company Competing Proposal subject to clause (v)) has been publicly announced or been delivered to the Company Board and become publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of Parent’s request to do so, or (v) fail to announce publicly within ten (10) Business Days after a tender or exchange offer relating to any Company Common Stock shall have been commenced that the Company Board recommends rejection of such tender or exchange offer and reaffirms the Company Board Recommendation (the taking of any action described in this Section 6.3(c) being referred to as a “Company Change of Recommendation”).

(d) From and after the date of this Agreement, the Company shall promptly advise Parent of the receipt by the Company of any Company Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (in each case within one Business Day thereof), and the Company shall provide to Parent (within such one Business Day time frame) either (i) a copy of any such Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) a written summary of the material terms of such Company Competing Proposal (including the identity of the Person making such Company Competing Proposal). The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Company Competing Proposal and any material changes to the status of any such discussions or negotiations, and shall promptly, provide Parent with copies of any substantive correspondence and, with respect to substantive oral communications, a summary of such correspondence or communications, between: (x) on the one hand, the Company or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Company Competing Proposal or any Representative of such Person.

(e) Notwithstanding anything in this Agreement to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i) to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act or make such other disclosure required to be made in the Joint Proxy Statement by applicable federal securities laws; provided, however, that neither the Company nor the Company Board shall, except as expressly permitted by Section 6.3(e)(iii) or Section 6.3(f), effect a Company Change of Recommendation including in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii) prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Sections 6.3(b)(i), 6.3(b)(ii) and 6.3(b)(iii) with any Person who has made a written, bona fide Company Competing Proposal that did not result from a breach of this Section 6.3; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are (A) no less favorable to the Company and (B) no less restrictive to the Person making the Company Competing Proposal in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibits the Company from complying with the provisions of this Section 6.3, and (B) prior to taking any such actions, the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such activities would be inconsistent with the Company Board’s duties under applicable Law;

(iii) prior to the receipt of the Company Stockholder Approval, in response to a Company Competing Proposal that did not result from a breach of this Section 6.3, if the Company Board so chooses, cause the Company to effect a Company Change of Recommendation or to terminate this Agreement pursuant to Section 8.1(e), if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Company Competing Proposal), (B) the Company Board has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the Company Board’s duties under applicable Law and (C) the Company shall have given notice to Parent that the Company has received such proposal, specifying the material terms and conditions of such proposal, and, that the Company intends to take such action, and either (1) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the third (3rd) Business Day after the date on which such notice is given to Parent, or (2) if Parent within the period described in the foregoing clause (1) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board, after consultation with its financial advisors and outside legal counsel, shall have determined in good faith that the Company Competing Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal; provided, however, that each time material modifications to the financial terms of a Company Competing Proposal determined to be a Company Superior Proposal are made the time period set forth in this clause (C) prior to which the Company may effect a Company Change of Recommendation or terminate this Agreement shall be extended for twenty-four (24) hours after notification of such change to Parent; and

(iv) prior to the receipt of the Company Stockholder Approval, seek clarification from (but not engage in any negotiations with or provide any non-public information to) any Person that has made a Company Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Company Board to make an informed determination under Section 6.3(e)(ii).

(f) Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation if prior to taking such action (i) the Company Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the Company Board’s duties under applicable Law, (ii) the Company shall have given notice to Parent that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will reasonably describe such Company Intervening Event) and that the Company intends to effect a Company Change of Recommendation, and either (A) Parent shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Company Stockholders Meeting and the third (3rd) Business Day after the date on which such notice is given to Parent, or (B) if Parent within the period described in clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by the Company, the Company Board, after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Company Board to effect a Company Change of Recommendation and that the failure to make a Company Change of Recommendation would be inconsistent with the Company Board’s duties under applicable Law.

(g) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the Company Board’s duties under applicable Law, the Company may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two Business Days prior to taking such action. The Company represents and warrants to Parent that it has not taken any action that (i) would be prohibited by this Section 6.3(g) or (ii) but for the ability to avoid actions in breach of the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law, would have been prohibited by this Section 6.3(g) during the 30 days prior to the date of this Agreement.

6.4 No Solicitation by Parent.

(a) From and after the date of this Agreement, Parent will, and will cause its Subsidiaries and their respective officers and directors and will instruct and use reasonable best efforts to cause its Representatives to, immediately cease, and cause to be terminated, any discussion or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to a Parent Competing Proposal.

(b) From and after the date of this Agreement, Parent will not, and will cause its Subsidiaries and their respective officers and directors and will instruct and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries, proposals, or offers regarding, or the making of a Parent Competing Proposal, (ii) engage in any discussions or negotiations with any Person with respect to a Parent Competing Proposal or any indication of interest that would reasonably be expected to lead to a Parent Competing Proposal, (iii) furnish any non-public information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to a Parent Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal, or (v) resolve, agree or publicly propose to, or permit Parent or any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i)–(iv).

(c) Unless specifically permitted by Section 6.4(d), Parent shall not (i) fail to include the Parent Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Company, the Parent Board Recommendation, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Competing Proposal, (iv) in the event that any Parent Competing Proposal (other than a Parent Competing Proposal subject to clause (v)) has been publicly announced or been delivered to the Parent Board and become publicly known (including through media reports and/or market rumors), fail to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days of the Company’s request to do so, or (v) fail to announce publicly within ten (10) Business Days after a tender or exchange offer relating to any Parent Common Stock shall have been commenced that the Parent Board recommends rejection of such tender or exchange offer and reaffirms the Parent Board Recommendation (the taking of any action described in this Section 6.4(c) being referred to as a “Parent Change of Recommendation”).

(d) From and after the date of this Agreement, Parent shall promptly advise the Company of the receipt by Parent of any Parent Competing Proposal made on or after the date of this Agreement or any request for non-public information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (in each case within one Business Day thereof), and Parent shall provide to the Company (within such one Business Day time frame) either (i) a copy of any such Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) a written summary of the material terms of such Parent Competing Proposal (including the identity of the Person making such Parent Competing Proposal). Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Parent Competing Proposal and any material changes to the status of any such discussions or negotiations, and shall promptly, provide the Company with copies of any substantive correspondence and, with respect to substantive oral communications, a summary of such correspondence or communications, between: (x) on the one hand, Parent or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Parent Competing Proposal or any Representative of such Person.

(e) Notwithstanding anything in this Agreement to the contrary, Parent, directly or indirectly through one or more of its Representatives, may to the extent applicable, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act or make such other disclosure required to be made in the Joint Proxy Statement by applicable federal securities laws; provided, however, that neither Parent nor the Parent Board shall, except as expressly permitted by Section 6.4(f), effect a Parent Change of Recommendation including in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements.

(f) Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation if prior to taking such action (i) the Parent Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the Parent Board’s duties under applicable Law, (ii) Parent shall have given notice to the Company that Parent has determined that a Parent Intervening Event has occurred or arisen (which notice will reasonably describe such Parent Intervening Event) and that Parent intends to effect a Parent Change of Recommendation, and either (A) the Company shall not have proposed revisions to the terms and conditions of this Agreement prior to the earlier to occur of the scheduled time for the Parent Stockholders Meeting and the third (3rd) Business Day after the date on which such notice is given to the Company, or (B) if the Company within the period described in clause (A) shall have proposed revisions to the terms and conditions of this Agreement in a manner that would form a binding contract if accepted by Parent, the Parent Board, after consultation with its outside legal counsel, shall have determined in good faith that such proposed changes do not obviate the need for the Parent Board to effect a Parent Change of Recommendation and that the failure to make a Parent Change of Recommendation would be inconsistent with the Parent Board’s duties under applicable Law.

6.5 Preparation of Joint Proxy Statement and Registration Statement.

(a) Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto used by the Company to obtain the adoption by its stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and the Registration Statement and any amendments or supplements thereto.

(b) Promptly following the date of this Agreement, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Capital Stock at the Company Stockholders Meeting and the holders of Parent Common Stock at the Parent Stockholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (of which the Joint Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(c) Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d) If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and Parent.

6.6 Stockholders Meetings.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the declaration of effectiveness of the Registration Statement and the clearance of the Joint Proxy Statement by the SEC. Except as permitted by Section 6.3, the Company Board shall recommend that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, and the Joint Proxy Statement shall include a statement to the effect that the Company Board has made the Company Board Recommendation. The Company’s obligations to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 6.6(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or Company Competing Proposal, or by any Company Change of Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Capital Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may, and at Parent’s request shall, adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Capital Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders Meeting to a date no later than the second (2nd) Business Day after the expiration of any of the periods contemplated by Section 6.3(e)(iii)(C). If requested by Parent, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(b) Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC. Except as permitted by Section 6.4, the Parent Board shall recommend that the stockholders of Parent vote in favor of the issuance of Parent Common Stock in the Merger and the Parent Board shall solicit from stockholders of Parent proxies in favor of such issuance of Parent Common Stock in the Merger, and the Joint Proxy Statement shall include a statement to the effect that the Parent Board has recommended that the stockholders of Parent vote in favor of the issuance of Parent Common Stock in the Merger at the Parent Stockholders Meeting.    The Parent Board shall recommend that the stockholders of Parent vote in favor of the Parent Charter Amendments and the Parent Board shall solicit from stockholders of Parent proxies in favor of the Parent Charter Amendments, and the Joint Proxy Statement shall include a statement to the effect that the Parent Board has made the Parent Charter Amendment Recommendation. Parent’s obligations to call, give notice of, convene and hold the Parent Stockholder Meeting in accordance with this Section 6.6(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Parent Competing Proposal or by any Parent Change of Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting or (ii) may, and at the Company’s request shall, adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than twenty (20) Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A)and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the End Date. If requested by the Company, Parent shall promptly provide all voting tabulation reports relating to the Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Parent’s stockholders or any other Person to prevent the Parent Stockholder Approval from being obtained. Parent shall not change such record date or establish a different record date for the Parent Stockholders Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder.

(c) The Parties shall use their reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same day.

(d) Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

6.7 Access to Information.

(a) Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1 of this Agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing provisions of this Section 6.7(a), neither Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement. Notwithstanding the foregoing, each Party shall not have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, each Party shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party, which may be granted or withheld in the other Party’s sole discretion. Each Party agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.7(a) for any purpose unrelated to the consummation of the Transactions and the financing of Parent and its Subsidiaries after the Effective Time.

(b) The Confidentiality Agreement dated as of August 8, 2018 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution, delivery and performance of this Agreement and shall apply to all information furnished thereunder or hereunder.

6.8 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.8(b) and (d), and not this Section 6.8(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities all authorizations, Consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters.

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than fifteen (15) Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act. As promptly as reasonably practicable, the Parties shall make any filings and notifications as may be required by foreign competition laws and merger regulations (the “Competition Law Notifications”). Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to ensure the prompt expiration of any applicable waiting period under the HSR Act or any Competition Law Notifications. Parent and the Company shall each use its reasonable best efforts to respond to and comply with any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act, any Competition Law Notifications or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the European Commission or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from any Antitrust Authority. In the event that any action is threatened or instituted challenging the Merger as violative of any Antitrust Law, Parent shall use reasonable best efforts to take such action as may be necessary to avoid, resist or resolve such action. Parent shall be entitled to direct any Proceedings with any Antitrust Authority or other Person relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. In addition, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall use reasonable best efforts to take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date. Notwithstanding anything to the contrary in this Section 6.8(b) or otherwise in this Agreement, in no event shall Parent be required to (i) defend, commence or threaten to commence any lawsuits or legal proceedings, whether judicial or administrative, (ii) agree to hold separate, divest, license, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, or cause a third party to purchase, any of the assets, businesses, products, rights, services, or licenses, of the Company, Parent or any of their respective Affiliates, or any interest therein, (iii) extend any waiting period under the HSR Act or enter into any agreement with the FTC, the DOJ or other Governmental Body not to consummate the transactions contemplated by this Agreement, other than a timing agreement negotiated with the relevant agency, which is of normal and reasonable scope and duration, except with the prior written consent of the other parties hereto, or (iv) otherwise agree to any restrictions on the businesses of Parent or Company or any of their respective Affiliates in connection with this Section 6.8.

(c) The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.8 so as to preserve any applicable privilege.

(d) Parent and Merger Sub shall not take any action that could reasonably be expected to hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act, any Competition Law Notifications or any other applicable Antitrust Law.

6.9 Employee Matters.

(a) For a period of twelve (12) months following the Closing Date, Parent shall cause each individual who is employed as of the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Corporation, LLC Sub or any of its Subsidiaries) to be provided with (i) base compensation (salary or wages, as applicable), and as applicable, annual bonus and incentive compensation (excluding equity compensation) opportunities at target that are no less favorable, in the aggregate, than those in effect for such Company Employee immediately prior to the Closing Date and (ii) employee benefits (including retirement plan participation) that are no less favorable in the aggregate than those in effect for such Company Employee immediately prior to the Closing Date, which employee benefits may be provided through Company Plans and/or Parent Plans (such employee benefit plans, the “Company Employee Benefit Plans”).

(b) From and after the Effective Time, as applicable, the Company Employees shall be given credit for all purposes under the Company Employee Benefit Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits or to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, including vesting, eligibility and benefit accrual purposes, to the same extent and for the same purposes that such service was taken into account under a comparable Company Plan immediately prior to the Closing Date. Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, to give service credit for long term disability coverage purposes for the Company Employees’ service with the Company and its Subsidiaries.

(c) From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries, subject to the approval of the applicable insurance carrier, to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Company Employee Benefit Plan to the same extent such conditions, periods or requirements are satisfied or waived under the comparable Company Plan immediately prior to the Closing Date and (ii) credit the expenses of any Company Employee that were credited towards applicable deductibles and annual out-of-pocket limits under the applicable Company Plan for the plan year in which the Closing Date occurs against satisfaction of any deductibles or out-of-pocket limits under the Company Employee Benefit Plan for the plan year in which the Closing Date occurs.

(d) Prior to but conditioned upon the Closing, the Company shall, or shall cause its Affiliate to, take action to (i) effect the termination of the WildHorse Resources Management Company, LLC Contribution Plan (the “401(k) Plan”) and shall provide Parent with evidence of such termination and (ii) fully vest the account balance of all Company Employees under the 401(k) Plan. Parent shall, or shall cause its Affiliate to, cause (x) a tax-qualified defined contribution plan to accept a rollover of each Company Employee’s account distributed from the 401(k) Plan and (y) each Company Employee to be eligible to participate in such tax-qualified defined contribution plan as soon as practicable following the Effective Time.

(e) For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing occurs, Parent, the Surviving Corporation or one of its Subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned by such Company Employee as of the Closing Date for the calendar year in which the Closing Date occurs.

(f) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Company Plan or Parent Plan. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing in this Agreement, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Agreement.

6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date of this Agreement or otherwise, from the Effective Time and until the six (6) year anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan or any of its Subsidiaries and, solely to the extent of any Existing Proceedings, each Person who controls or is alleged to control, directly or indirectly, the Company or any of its Subsidiaries (collectively, the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person controls or controlled or is alleged to control or have controlled, directly or indirectly, the Company or any of its Subsidiaries or is or was a director, officer or employee of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use their best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b) Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior to the Effective Time.

(c) Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable, documented, out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope (including with regard to covered persons) at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that Parent may elect in its sole discretion to, but shall not be required to, spend more than 300% (the “Cap Amount”) of the last annual premium paid by the Company prior to the date of this Agreement for the six (6) years of coverage under such “tail” policy; provided, further, that if the cost of such insurance exceeds the Cap Amount, and Parent elects not to spend more than the Cap Amount for such purpose, then Parent shall purchase as much coverage as is reasonably available for the Cap Amount.

(e) In the event that Parent or the Surviving Corporation or any of its successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy its obligations under this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Law. Parent and the Surviving Corporation shall pay all expenses, including attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

6.11 Agreement to Defend; Stockholder Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Transactions or seeks damages in connection therewith, the Parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto. Without limiting the foregoing, each Party shall give each other Party the right to review and comment on all material filings or responses to be made by any Party in connection with any such Proceeding, and no settlement shall be agreed to or offered without each Party’s prior written consent.

6.12 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. The Parties will not, and will cause their Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions without the prior written approval of the other Parties; provided, however, that a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded, provided such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; provided, however, that no provision this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal and matters related thereto or a Company Change of Recommendation or a Parent Change of Recommendation other than as set forth in Section 6.3.

6.13 Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 5.4, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.14 Transfer Taxes. Except as provided in Section 3.3(b)(ii), all Transfer Taxes incurred in connection with the Transactions, if any, shall be borne and paid by Parent when due, whether levied on Parent or any other Person, and Parent shall file or caused to be filed all necessary Tax Returns and other documentation with respect to any such Transfer Taxes. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any Transfer Taxes.

6.15 Reasonable Best Efforts; Notification.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions.

(b) The Company shall give prompt notice to Parent, and Parent or Merger Sub shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.16 Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

6.17 Listing Application. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance.

6.18 Financing Cooperation.

(a) From and after the date of this Agreement, and until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause each of its Subsidiaries and their respective officers and directors to, and shall instruct and use reasonable best efforts to cause its and their Representatives (including their auditors and reserve engineers) to, use its respective reasonable best efforts to provide all customary cooperation (including providing financial and other information regarding the Company and its Subsidiaries, including (x) proved reserve reports with respect to the Oil and Gas Properties of the Company and its Subsidiaries, (y) information with respect to property descriptions of the Oil and Gas Properties of the Company and its Subsidiaries necessary to execute and record mortgages and (z) information relating to applicable “know your customer” and anti-money laundering rules and regulations, for use in marketing, rating agency and offering documents, and to enable Parent to prepare pro forma financial statements) as reasonably requested by Parent to assist Parent in (i) the arrangement of any bank debt financing (including through amendments to existing bank debt financings) or any capital markets debt or equity financing and (ii) any tender offer or consent solicitation in respect of outstanding senior notes of Parent.

(b) The Company shall, and shall cause each of its Subsidiaries and their respective officers and directors to, after (and not prior to) the receipt of a written request from Parent to do so, use reasonable best efforts to deliver all notices and take all other actions to facilitate the termination at the Closing of all commitments in respect of each of any credit agreement of the Company, the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, the release on the Closing Date of any Encumbrances securing such indebtedness and guarantees in connection therewith, and, with respect to any letters of credit, hedging transactions or bank products arrangements outstanding thereunder, the cash collateralization thereof or the making of any alternate arrangements with respect thereto that are reasonably requested by Parent. The Company shall, and shall cause each of its Subsidiaries and their respective officers and directors to, after (and not prior to) the receipt of a written request from Parent to do so, use reasonable best efforts to (i) issue one or more notices of optional redemption (and any updates thereto), which notices may be subject to one or more conditions specified by Parent, for some or all of the outstanding aggregate principal amount of Company Notes pursuant to the Company Notes Indenture to effect a redemption of the Company

Notes on or after the Closing Date, and (ii) provide any other reasonable cooperation requested by Parent to facilitate the redemption of some or all of the Company Notes (and, if elected by Parent, the satisfaction and discharge of the Company Notes and the Company Notes Indenture substantially concurrently with the Closing) and the release of all guarantees in connection therewith, effective as of and conditioned upon the occurrence of the Closing Date (including delivering any legal opinions, notices, requests, order or certificates required to be delivered in connection with the such discharge). The redemption (or, if applicable, satisfaction and discharge) of the Company Notes and Company Notes Indenture pursuant to this Section 6.18(b) and the release of all guarantees in connection therewith, are referred to collectively as the “Discharge.” Parent shall deposit, or cause to be deposited, funds with the trustee for the Company Notes sufficient to fund any Discharge requested by Parent no later than the redemption time specified in the applicable redemption notice in accordance with the applicable Company Notes Indenture to the extent such redemption occurs on the Closing Date.

(c) Notwithstanding anything to the contrary in this Section 6.18, no action shall be required of the Company or its Subsidiaries pursuant to Section 6.18(a)-(b) , if any such action shall: (i) unreasonably disrupt or interfere with the business or ongoing operations of Company and its Subsidiaries; (ii) cause any representation or warranty or covenant contained in this Agreement to be breached (unless waived by Parent); (iii) involve the entry by the Company or any Subsidiary into any agreement with respect to any financing arrangement that is operative prior to the Closing (it being understood and agreed that such agreements may be effective and binding against the Company and its Subsidiaries after the Closing); (iv) require Company or any of its Subsidiaries or any of its or their Representatives to provide (or to have provided on its behalf) any certificates or legal opinions, other than certificates or legal opinions delivered at (or effective as of) the Closing Date, customary representation, authorization and comfort letters, any officer’s certificate required to be delivered in connection with any Parent financing permitted by this Agreement and any officer’s certificate or legal opinion pursuant to the Company Notes Indenture in connection with any Discharge pursuant to Section 6.18(b); (v) require the Company or any Subsidiary to pay any commitment or other fee, reimburse any expenses or otherwise incur any liabilities prior to the Closing Date for which it has not received prior reimbursement; (vi) require the Company or any of its Subsidiaries or their respective Representatives to prepare pro forma financial information or projections, which shall be the responsibility of Parent; provided, however, the Company will use its reasonable best efforts to assist with such preparation if requested by Parent; or (vii) cause any director, officer, or employee of Company or any of its Subsidiaries to execute any agreement or certificate in his or her individual, rather than official, capacity.

(d) Promptly upon the Company’s request, all reasonable and documented out-of-pocket fees and expenses incurred by the Company and its Subsidiaries in connection with assisting in any financing arrangement pursuant to this Section 6.18 shall be paid or reimbursed by Parent, and, in the event the Closing shall not occur, Parent shall indemnify and hold harmless Company, its Subsidiaries and its and their Representatives from and against any and all losses actually suffered or incurred by them in connection with the arrangement or consummation of such financing arrangement, except to the extent such losses arise out of or results from the fraud, intentional misrepresentation, intentional breach, bad faith or willful misconduct of the Company, its Subsidiaries or any of its or their Representatives related to this Section 6.18, or from the information provided by the Company or its Subsidiaries for use in connection with any financing arrangement pursuant to this Section 6.18.

6.19 Tax Matters.

(a) Each of Parent and the Company will use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify, and will not take (and will use its reasonable best efforts to prevent any Affiliate of such Party from taking) any actions that would reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying, as a reorganization under the provisions of Section 368(a) of the Code. Each of Parent and the Company will use its reasonable best efforts and will cooperate with one another to obtain the opinions of counsel referred to in Sections 7.2(d) and 7.3(d). In connection therewith, (i) Parent shall deliver to such counsel a duly executed certificate containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render the opinions described in Sections 7.2(d) and 7.3(d), as applicable (the “Parent Tax Certificate”) and (ii) the Company shall deliver to such counsel a duly executed certificate containing such representations as shall be reasonably necessary or appropriate to enable such counsel to render the opinions described in Sections 7.2(d) and 7.3(d), as applicable (the “Company Tax Certificate”), in each case dated as of the Closing Date (and, if requested, Parent and the Company shall deliver such certificates to such counsel in connection with any opinions to be filed in connection with the Registration Statement dated as of the date of such opinions), and Parent and the Company shall provide such other information as reasonably requested by counsel for purposes of rendering the opinions described in Sections 7.2(d) and 7.3(d) (or any opinions to be filed in connection with the Registration Statement).

(b) Unless otherwise required by applicable Law, (i) the Parties shall file all U.S. federal, state and local Tax Returns in a manner consistent with the treatment of the Integrated Mergers, taken together, as a reorganization under the provisions of Section 368(a) of the Code, and (ii) no Party shall take any position for Tax purposes inconsistent with such treatment.

(c) Parent, the Company and Merger Sub adopt this Agreement and the LLC Sub Merger Agreement as a plan of reorganization within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

6.20 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement, the Designated Stockholder Voting Agreements or the Transactions.

6.21 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

6.22 Parent Hedge Agreements. Within 30 days of the date of this Agreement, Parent shall enter into the Parent Required Hedge Agreements for the year 2019 and prior to December 31, 2018, Parent shall enter into the Parent Required Hedge Agreements for the year 2020.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and Parent, as applicable.

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) NYSE Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

(f) Company Preferred Stock. Immediately prior to the Effective Time, and conditioned upon the occurrence of the Closing, all shares of Company Preferred Stock shall have been converted into shares of Company Common Stock.

7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 4.2(a), Section 4.2(b) and Section 4.6(a) shall be true and correct (except, with respect to Section 4.2 for any de minimis inaccuracies) as of the date of this Agreement and the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (ii) all other representations and warranties of the Company set forth in Article IV of this Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

(d) Tax Opinion. Parent shall have received an opinion from Baker Botts L.L.P., counsel to Parent, or another nationally recognized law firm reasonably satisfactory to Parent, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.2(d), such counsel shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by Parent or the Company for purposes of rendering such opinion.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent and Merger Sub. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.2(a), Section 5.2(b) and Section 5.6(a) shall be true and correct (except, with respect to Section 5.2(a), for any de minimis inaccuracies) as of the date of this Agreement and the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date) and (ii) all other representations and warranties of Parent and Merger Sub set forth in Article V of this Agreement shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

(d) Tax Opinion. The Company shall have received an opinion from Vinson & Elkins L.L.P., counsel to the Company, or another nationally recognized law firm reasonably satisfactory to the Company, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.3(d), such counsel shall have received and may rely upon the Parent Tax Certificate and the Company Tax Certificate and such other information reasonably requested by and provided to it by the Company or Parent for purposes of rendering such opinion.

7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Merger shall not have been consummated on or before 5:00 p.m. Houston time, on May 31, 2019 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as applicable, if it was continuing as of the Closing Date and (B) cannot be or has not been cured by the earlier of thirty (30) days after the giving of written notice to the breaching Party of such breach and the basis for such notice, and two (2) Business Days prior to the End Date (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof.

(c) by Parent, prior to the time the Company Stockholder Approval is obtained, if the Company Board shall have effected a Company Change of Recommendation, whether or not such Company Change of Recommendation is permitted by this Agreement;

(d) by Parent, if the Company is in violation in any material respect of its obligations under Section 6.3;

(e) by the Company, prior to the time the Company Stockholder Approval is obtained, in order to enter into a definitive agreement with respect to a Company Superior Proposal; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the fee pursuant to Section 8.3(b) and the Company has complied in all material respects with Section 6.3(b)(iii) in respect of such Company Competing Proposal;

(f) by the Company, prior to the time the Parent Stockholder Approval is obtained, if the Parent Board shall have effected a Parent Change of Recommendation, whether or not such Parent Change of Recommendation is permitted by this Agreement; or

(g) by the Company, if Parent is in violation in any material respect of its obligations under Section 6.4.

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination, and, except as otherwise provided in Section 8.1(d), any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Articles I and IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary in this Agreement, no such termination shall relieve any Party from liability for any damages for intentional fraud or any Willful and Material Breach of any covenant, agreement or obligation hereunder, or as provided in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b) If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation) or Section 8.1(d) (Material Breach of Non-Solicit) or (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), then the Company shall pay Parent the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent. If the fee shall be payable pursuant to clause (i) of the immediately preceding sentence, the fee shall be paid no later than three (3) Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (ii) of the immediately preceding sentence, the fee shall be paid contemporaneously with such termination of this Agreement.

(c) If the Company terminates this Agreement pursuant to Section 8.1(f) (Parent Change of Recommendation) or Section 8.1(g) (Material Breach of Non-Solicit), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(d) If either the Company or Parent terminates this Agreement pursuant to (i) Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), then the Company shall pay Parent the Parent Expenses or (ii) Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), then Parent shall pay the Company the Company Expenses, in each case, no later than three (3) Business Days after notice of termination of this Agreement.

(e) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not withdrawn prior to the Company Stockholder Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) or Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee less any amount previously paid by the Company pursuant to Section 8.3(d). For purposes of this Section 8.3(e), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%.”

(f) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Stockholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not withdrawn prior to the Parent Stockholders Meeting or (B) Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) or Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (End Date) and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee less any amount previously paid by Parent pursuant to Section 8.3(d). For purposes of this Section 8.3(f), any reference in the definition of Parent Competing Proposal to “25%” shall be deemed to be a reference to “more than 50%.”

(g) In no event shall Parent be entitled to receive more than one (1) payment of a Company Termination Fee or more than one (1) payment of Parent Expenses. If Parent receives a Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expenses. In no event shall the Company be entitled to receive more than one (1) payment of a Parent Termination Fee or more than one (1) payment of Company Expenses. If the Company receives a Parent Termination Fee, then the Company will not be entitled to also receive a payment of the Company Expenses. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the

Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in Section 8.1(d) and this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and Merger Sub shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such intentional fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of intentional fraud or a Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them in this Agreement (including in Annex A) except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, the agreements of the Parties in Articles I (and the provisions that substantively define any related defined terms not substantively defined in Article I), II, III and IX, and Section 4.25, Section 5.28, the sixth sentence of Section 6.7(a), Sections 6.7(b), 6.9, 6.10 and 6.19 and those other covenants and agreements contained in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Closing shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i)	if to Parent or Merger Sub, to:

Chesapeake Energy Corporation

6100 N. Western Avenue

Oklahoma City, OK 73118

Attention: James R. Webb

         Executive Vice President – General Counsel and Corporate Secretary

Facsimile (405) 849-0021

E-mail:     jim.webb@chk.com

with required copies to (which copies shall not constitute notice):

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Attention: Clinton W. Rancher

         Joshua Davidson

Facsimile   (713) 229-2820

E-mail:       clint.rancher@bakerbotts.com

           joshua.davidson@bakerbotts.com

and

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: David A. Katz

Facsimile (212) 403-2309

E-mail:     DAKatz@wlrk.com

(ii)	if to the Company, to:

WildHorse Resource Development Corporation

9805 Katy Freeway, Suite 400

Houston, Texas 77024

Attention: General Counsel

Facsimile  713) 568-4911

E-mail:     kroane@wildhorserd.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention: Douglas E. McWilliams

         Stephen M. Gill

Facsimile  (713) 615-5956

E-mail:     dmcwilliams@velaw.com

         sgill@velaw.com

9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to in this Agreement, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one Section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate Section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described in this Agreement or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections of this Agreement in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined in this Agreement) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained in this Agreement shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any Section of any applicable Law or other law include any successor to such section; and (iv) “days” mean calendar days.

9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement; Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, the Designated Stockholder Voting Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. Except for the provisions of Article III (including, for the avoidance of doubt, the rights of the former holders of Company Capital Stock and Restricted Stock to receive the Merger Consideration) and Sections 2.6, 6.9 and 6.10 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. NOTWITHSTANDING THE FOREGOING, ALL MATTERS RELATING TO THE FIDUCIARY OBLIGATIONS OF THE PARENT BOARD SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OKLAHOMA WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR

THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 8.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 No Remedy in Certain Circumstances. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part of this Agreement to be null, void or unenforceable, or order any Party to take any action inconsistent herewith or not to take an action consistent with the terms of, or required by, this Agreement, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth in this Agreement shall not in any way be affected or impaired, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes this Agreement impossible to perform, in which case this Agreement shall terminate. Upon such determination that any term or other provision is null, void or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Affiliate Liability. Each of the following is referred to as a “Company Affiliate”: (a) any Designated Stockholder, (b) any Affiliate of any Designated Stockholder (other than the Company) and (c) any director, officer, employee, Representative or agent of the Company, any Designated Stockholder or any Affiliate of any Designated Stockholder. No Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the Transactions, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligation except as expressly provided by the Designated Stockholder Voting Agreements or the lock-up and registration rights agreement between any such Designated Stockholder and Parent.

9.11 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions of this Agreement by any other Party, the End Date shall automatically be extended by such other time period established by the court presiding over such action or until such action is otherwise resolved.

9.12 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, by action taken or authorized by their respective Boards of Directors, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement; or

(c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right under this Agreement. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Robert D. Lawler
Name:	Robert D. Lawler
Title:	President and Chief Executive Officer

COLEBURN INC.

By:	/s/ Domenic J. Dell’Osso, Jr.
Name:	Domenic J. Dell’Osso, Jr.
Title:	Director

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Jay C. Graham
Name:	Jay C. Graham
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, however, that the term “Company Affiliate” is defined in Section 9.10 hereof.

“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (k), or (m) of the Code or Section 4001 of ERISA.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

“Company Competing Proposal” means any unsolicited, bona fide contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of its Subsidiaries) involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock (calculated after giving effect to the conversion of the Company Preferred Stock into shares of Company Common Stock), or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock (calculated after giving effect to the conversion of the Company Preferred Stock into shares of Company Common Stock), or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Expenses” means a cash amount equal to $35,000,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to the Company that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement; provided, however, that in no event shall the receipt, existence or terms of a Company Competing Proposal or any matter relating thereto or of consequence thereof constitute a Company Intervening Event.

“Company Notes” means the 6.875% Senior Notes due 2025 issued pursuant to the Company Notes Indenture.

“Company Notes Indenture” means that certain Indenture, dated as of February 1, 2017 among the Company, each of the guarantors party thereto, and U.S. Bank National Association, as trustee, as amended and supplemented to date.

“Company Termination Fee” means a cash amount equal to $85,000,000.

“Company Stockholder Approval” means the adoption of this Agreement by holders of a majority of the outstanding shares of Company Capital Stock voting together as a single class with the holders of the

Preferred Stock voting on an as-converted basis, in each case, in accordance with the DGCL and the Organizational Documents of the Company.

“Company Superior Proposal” means any written proposal by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 50% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock (calculated after giving effect to the conversion of the Company Preferred Stock into shares of Company Common Stock), in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board, after consultation with its financial advisors that (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board and (iii) for which, if applicable, financing is fully committed or determined in good faith to be available to the Company Board.

“Consent” means any approval, consent, ratification, permission, waiver, or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy, equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects or imperfections in title, prior assignment, license, sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment or Release of Hazardous Materials into the indoor or outdoor environment) in effect as of the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Proceedings” means any actual Proceeding to which an Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part or arising, in whole or in part, out of the fact that such Person controls or controlled or is alleged to control or have controlled the Company or any of its Subsidiaries occurring or existing prior to the date of this Agreement.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons Released into the environment.

“Hedge Agreement” means (a) any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act, including any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”) including any such obligations or liabilities under any Master Agreement.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) utility models, supplementary protection certificates, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrights, moral rights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Material Adverse Effect” means, when used with respect to any Person, any fact, circumstance, effect, change, event or development that, individually or in the aggregate, materially adversely affects (a) the financial condition, business, or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person and its Subsidiaries to consummate the Transactions; provided, however, that no effect (by itself or when aggregated or taken together with any and all other effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” has occurred or may, would or could occur: (i) general economic conditions (or changes in such conditions) or conditions in the global economy generally; (ii) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (iii) the announcement of this Agreement or the pendency or consummation of the Transactions, (iv) any actions taken or failure to take action, in each case, to which Parent or the Company, as applicable, has requested; (d) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement; (e) the failure to take any action prohibited by this Agreement; (vii) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; (viii) any failure by such Person to meet any analysts’ estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Person or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); or (ix) any Proceedings made or brought by any of the current or former stockholders of such Person (on their own behalf or on behalf of such Person) against the Company, Parent, Merger Sub or any of their directors or officers, arising out of the Merger or in connection with any other Transactions; except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (iii) disproportionately adversely affect such Person and its Subsidiaries, taken as a whole, as compared to the other Party and its Subsidiaries, taken as a whole.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements under which a Person leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property which is material to the operation of such Person’s business.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all wells located on or producing from such leases and properties.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent Authorized Share Charter Amendment” means an amendment to Parent’s Restated Articles of Incorporation to increase the authorized shares of Parent Common Stock to 3,000,000,000 shares of Parent Common Stock.

“Parent Board Size Charter Amendment” means an amendment to Parent’s Restated Articles of Incorporation providing that the number of members of the Parent Board be no more than eleven (11).

“Parent Charter Amendments” means the Parent Authorized Share Charter Amendment and the Parent Board Size Charter Amendment.

“Parent Competing Proposal” means any contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Parent’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Parent Common Stock or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Parent Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent which is structured to permit any Person or group to, directly or indirectly, acquire beneficial ownership of at least 20% of Parent’s and its Subsidiaries’ assets or equity interests.

“Parent Convertible Notes” means the 5.5% Convertible Senior Notes due 2026 and the 2.25% Contingent Convertible Senior Notes due 2038, in each case issued pursuant to the applicable Parent Convertible Notes Indenture.

“Parent Convertible Notes Indenture” means, as applicable, that certain Indenture, Indenture dated as of May 27, 2008 among Parent, the subsidiaries signatory thereto, and The Bank of New York Mellon Trust Company, N.A., as trustee, and that certain Indenture dated as of October 5, 2016, among Parent, the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as trustee.

“Parent Expenses” means a cash amount equal to $25,000,000 to be paid in respect of Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement.

“Parent Required Hedge Agreements” means the Hedging Agreements meeting the criteria set forth on Schedule 1.2 of the Parent Disclosure Letter.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by the affirmative vote of the holders of a majority of the votes cast at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent.

“Parent Stockholders Meeting” means a meeting of the stockholders of Parent to consider the approval of the Parent Stock Issuance and the Parent Charter Amendments, including any postponement, adjournment or recess thereof.

“Parent Termination Fee” means a cash amount equal to $120,000,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Report or the dates of the Parent Reserve Report, as applicable;

(d) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) has no Material Adverse Effect on the value, use or operation of the property encumbered thereby;

(e) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries) or the Parent (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries), as applicable, may have expressly waived in writing;

(f) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g) any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing, which includes, for the avoidance of doubt, Encumbrances arising under existing credit facilities);

(h) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or

(i) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent, as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, litigation, suit, proceeding, investigation, summons, subpoena, hearing, complaint, petition, originating application to a tribunal, arbitration or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, action, audit, demand, litigation, suit, proceeding, investigation, summons, subpoena, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other burdens upon, measured by or payable out of oil, gas or mineral production.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Stockholders’ Agreement” means the means that certain Stockholders’ Agreement, dated as of December 19, 2016, entered into by and among the Company and the stockholders named therein.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, information return, claim for refund or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees of any kind, including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, real property, personal property, sales, use, turnover, value added and franchise taxes, deductions, withholdings, and custom duties, imposed by any Governmental Entity, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Taxes.

“Transactions” means the Integrated Mergers and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code. All references to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” shall mean a material breach that is a consequence of an act or failure to take an act by the breaching party with the knowledge that the taking of such act (or the failure to take such act) may constitute a breach of this Agreement.

EXHIBIT A

Form of LLC Sub Merger Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of [•] is by and between WildHorse Resource Development Corporation, a Delaware corporation (the “Company”), and [LLC Sub], a Delaware limited liability company (“LLC Sub,” and together with the Company, the “Parties”) and a wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”).

RECITALS

WHEREAS, LLC Sub is an entity disregarded as separate from Parent for U.S. federal income tax purposes;

WHEREAS, Parent, the Company, and Coleburn Inc. (“Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger dated as of October 29, 2018 (the “Acquisition Agreement”);

WHEREAS, pursuant to the Acquisition Agreement, at the Effective Time (as defined in the Acquisition Agreement), Merger Sub was merged with and into the Company (the “First Merger”), with the Company as the surviving corporation (the “Surviving Corporation”);

WHEREAS, the Acquisition Agreement provides that immediately following the First Merger, the Surviving Corporation shall be merged with and into LLC Sub, with LLC Sub continuing as the surviving entity following such merger (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder, and that the Acquisition Agreement and this Agreement together constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a);

WHEREAS, it is proposed that LLC Sub and the Surviving Corporation enter into this Agreement to effectuate the Second Merger; and

WHEREAS, the sole Member and Manager of LLC Sub and the Board of Directors of the Company have each approved this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE SECOND MERGER

1.1

Second Merger. At the Second Merger Effective Time (as defined below), upon the terms and subject to the conditions hereof and in accordance with the Delaware General Corporation Law (the “DGCL”) and the

Delaware Limited Liability Company Act (the “DLLCA”), the Surviving Corporation shall be merged with and into LLC Sub, whereupon the separate existence of the Surviving Corporation shall cease and LLC Sub shall continue its existence as a limited liability company under the laws of the State of Delaware (the “Surviving Entity”).

1.2

Effective Time of the Second Merger. Subject to the provisions of this Agreement and the Acquisition Agreement, the Second Merger will become effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later date and time as may be specified in the Certificate of Merger (the “Second Merger Effective Time”).

1.3	Effects of the Second Merger. At and after the Second Merger Effective Time, the Second Merger shall have the effects set forth in the DGCL and DLLCA.

1.4

Cancellation of Surviving Corporation Common Stock. At the Second Merger Effective Time, by virtue of the Second Merger and without any actions of the Parties or otherwise, each share of the common stock, par value $0.01 per share, of the Surviving Corporation issued and outstanding immediately prior to the Second Merger Effective Time, shall automatically be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.

1.5

Surviving Entity Membership Interests. The limited liability company interests in LLC Sub shall not be affected, altered or modified in any respect by reason of the Second Merger, and shall remain as they were immediately prior to the Second Merger Effective Time.

ARTICLE II

THE SURVIVING ENTITY

2.1 Certificate of Formation. At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the certificate of formation of LLC Sub (the “Certificate of Formation”), as in effect immediately prior to the Second Merger Effective Time, shall become the Certificate of Formation of the Surviving Entity until altered, amended or repealed in accordance with applicable law.

2.2 Limited Liability Company Agreement. At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the Limited Liability Company Operating Agreement of LLC Sub, as in effect immediately prior to the Second Merger Effective Time, shall become the Limited Liability Company Operating Agreement of the Surviving Entity until altered, amended or repealed in accordance with the provisions thereof or applicable law.

2.3 Intended Tax Treatment. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Acquisition Agreement and this Agreement shall together constitute and are adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).

ARTICLE III

CONDITION

3.1 Condition to Each Party’s Obligations to Effect the Second Merger. The respective obligation of each Party to effect the Second Merger shall be subject to the requisite approval and adoption of this Agreement and the Second Merger by the sole stockholder of the Surviving Corporation and the sole member of LLC Sub in accordance with the DGCL and the DLLCA, respectively.

ARTICLE IV

MISCELLANEOUS

4.1 Captions and Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Agreement. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

4.2 Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to any conflicts of law principles.

4.3 Further Assurances. The Parties shall execute and deliver such further instruments of conveyance, transfer and assignment, including filing the necessary documents with the Secretary of State of Delaware to complete the Second Merger and will take such other actions as either of them may reasonably request of the other to effectuate the purposes of this Agreement and to carry out the terms hereof.

4.4 Complete Agreement. This Agreement contains the complete agreement among the Parties with respect to the Second Merger and supersedes all prior agreements and understandings with respect to the Second Merger.

4.5 Successors; Binding Effect; Third Parties. This Agreement shall be binding on the successors of the Surviving Corporation and LLC Sub. Nothing herein expressed or implied is intended or is to be construed to confer upon or give to any person, other than the Parties to this Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under, or by reason of, this Agreement.

4.6 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

WildHorse Resource Development Corporation

By:
Name:
Title:

[LLC Sub]

By:
Name:
Title:

[Signature Page to LLC Sub Merger Agreement]

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of December 12, 2018, is by and among Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”), Coleburn Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and WildHorse Resource Development Corporation, a Delaware corporation (the “Company”). Capitalized terms used herein but not specifically defined herein shall have the meanings ascribed to such terms in the Agreement (as defined below).

RECITALS

WHEREAS, on October 29, 2018, Parent, Merger Sub and the Company entered into that certain Agreement and Plan of Merger (the “Agreement”); and

WHEREAS, pursuant to Section 9.12 of the Agreement, Parent, Merger Sub and the Company have the requisite authority and desire to amend Section 8.3(f) of the Agreement as set forth herein to align with the existing “20%” threshold contained in the definition of “Parent Competing Proposal” set forth in the Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

AMENDMENT TO AGREEMENT

1.1 Amendment. The Parties hereby agree to amend the Agreement as follows:

(a) The last sentence of Section 8.3(f) is hereby amended by replacing “25%” with “20%”.

1.2 Effectiveness of Amendment. Upon the execution and delivery of this Amendment, the Agreement will thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendment made hereby was originally set forth in the Agreement, and this Amendment and the Agreement will henceforth respectively be read, taken and construed as one and the same instrument.

ARTICLE II

MISCELLANEOUS

2.1 Article IX of the Agreement is incorporated by reference into this Amendment and will apply to Parent, Merger Sub and the Company mutatis mutandis.

2.2 Except as specifically provided for in this Amendment, the Agreement will remain unmodified and in full force and effect.

[Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this Amendment to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ James R. Webb
Name:	James R. Webb
Title:	Executive Vice President – General Counsel and Corporate Secretary

COLEBURN INC.

By:	/s/ James R. Webb
Name:	James R. Webb
Title:	Executive Vice President – General Counsel and Corporate Secretary

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Jay C. Graham
Name:	Jay C. Graham
Title:	Chief Executive Officer

[Signature Page to Amendment No.1 to Agreement and Plan of Merger]

Annex B

Opinion of Goldman Sachs & Co., LLC

October 29, 2018

Board of Directors

Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, OK 73118

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Chesapeake Energy Corporation (the “Company”) of the Aggregate Merger Consideration (as defined below) to be paid by the Company for the outstanding shares of common stock, par value $0.01 per share (the “WildHorse Common Stock”), of WildHorse Resource Development Corporation (“WildHorse”) pursuant to the Agreement and Plan of Merger, dated as of October 29, 2018 (the “Agreement”), among the Company, Coleburn Inc. (“Merger Sub”) and WildHorse. Pursuant to the Agreement, Merger Sub will be merged with and into WildHorse and each outstanding share of WildHorse Common Stock (other than shares of WildHorse Common Stock held by the Company, Merger Sub or WildHorse) will be converted into the right to receive, at the election of the holder thereof, either (i) a combination of stock and cash (taken in the aggregate, the “Mixed Consideration”) consisting of (x) $3.00 in cash plus (y) 5.336 shares of common stock, par value $0.01 per share (the “Company Common Stock”) of the Company; or (ii) 5.989 shares of Company Common Stock (the “Share Election Consideration”) (the aggregate Mixed Consideration and Share Election Consideration to be paid pursuant to the Agreement, the “Aggregate Merger Consideration”).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, WildHorse and any of their respective affiliates and third parties, including NGP Energy Capital Management, LLC (“NGP”) and Carlyle Group Management LLC (“Carlyle”), each an affiliate of significant shareholders of WildHorse, and their respective affiliates and portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including acting as advisor with respect to the sale of Utica Shale assets in July 2018; and as bookrunner with respect to an offering of 7.00% Senior Notes due 2024 (aggregate principal amount $850 million) and 7.50% Senior Notes due 2026 (aggregate principal amount $400 million) in September 2018. We also have provided certain financial advisory and/or underwriting services to NGP and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as

Board of Directors

Chesapeake Energy Corporation

October 29, 2018

Page Two

joint bookrunner with respect to a follow-on offering of 22,000,000 shares of Common Stock of RSP Permian, a portfolio company of NGP, in October 2016; as joint bookrunner with respect to an offering of 5.250% notes due 2025 (aggregate principal amount $450 million) by RSP Permian in December 2016; as co-manager with respect to a follow-on offering of 22,000,000 shares of Class A Common Stock of Parsley Energy, a portfolio company of NGP, in January 2017; as joint bookrunner with respect to the initial public offering of 48,000,000 units consisting of one share of Class A Common Stock and one third of one warrant to purchase one share of Class A Common Stock of Vantage Energy Acquisition Corp., a portfolio company of NGP, in April 2017; as co-manager with respect to an offering of 6.00% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (aggregate principal amount $400 million) of Enlink Midstream Partners, L.P., a portfolio company of NGP, in September 2017; and as joint bookrunner with respect to the initial public offering of Boaz Energy II, a portfolio company of NGP, in May 2018. We also have provided certain financial advisory and/or underwriting services to Carlyle and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the initial public offering of ConvaTec Inc., a portfolio company of Carlyle, in October 2016; as joint bookrunner with respect to an offering of 7.625% Senior Notes due 2022 (aggregate principal amount $550 million) by Pharmaceutical Product Development, Inc., a portfolio company of Carlyle, in April 2017; as joint lead arranger with respect to a bank loan (aggregate principal amount $500 million) for Carlyle Group (Germany), an affiliate of Carlyle, in May 2017; as joint lead arranger with respect to a bank loan (aggregate principal amount $825 million) for Accudyne Industries, a portfolio company of Carlyle, in August 2017; as co-manager of an offering of $1.469 non-cumulative preferred shares (aggregate principal amount $400 million) of Carlyle Group LP, an affiliate of Carlyle, in September 2017; as financial advisor to Signode Industrial Group LLC, a former portfolio company of Carlyle, on its sale to Crown Holdings Inc. in April 2018; and as financial advisor to Novolex, a portfolio company of Carlyle, on its acquisition of Waddington Group Inc. in June 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, WildHorse and their respective affiliates, NGP and Carlyle and their respective affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with NGP and Carlyle and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of NGP and affiliates of Carlyle from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2017 and of WildHorse for the two years ended December 31, 2017; WildHorse’s Registration Statement on Form S-1, including the prospectus contained therein dated December 13, 2016, relating to the initial public offering of the shares of WildHorse Common Stock; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and WildHorse; certain other communications from the Company and WildHorse to their respective stockholders; certain publicly available research analyst reports for the Company and WildHorse; certain internal financial analyses and forecasts for WildHorse prepared by its management; and certain internal financial analyses and forecasts for the Company stand alone and pro forma for the Transaction and certain financial analyses and forecasts for WildHorse, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and WildHorse regarding their assessment of the past and current business operations, financial condition and future prospects of WildHorse and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock and the shares of WildHorse Common Stock; compared certain financial and stock market information for the Company and WildHorse with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent

Board of Directors

Chesapeake Energy Corporation

October 29, 2018

Page Three

business combinations in the oil and gas industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or WildHorse or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or WildHorse or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Aggregate Merger Consideration to be paid by the Company for the outstanding shares of WildHorse Common Stock pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or WildHorse or any class of such persons in connection with the Transaction, whether relative to the Aggregate Merger Consideration to be paid by the Company for the outstanding shares of WildHorse Common Stock pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or WildHorse or the ability of the Company or WildHorse to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration to be paid by the Company for the outstanding shares of WildHorse Common Stock pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Annex C

Opinion of Tudor Pickering Holt & Co Advisors LP

October 29, 2018

Board of Directors

WildHorse Resource Development Corporation

9805 Katy Freeway, Suite 400

Houston, TX 77024

Dear Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares (the “Shares”) of common stock, par value $0.01 per share (the “Company Common Stock”), of WildHorse Resource Development Corporation (the “Company”) of the Merger Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Chesapeake Energy Corporation (“Chesapeake”), Coleburn Inc., a wholly owned subsidiary of Chesapeake (“Merger Sub”), and the Company. The Merger Agreement provides for, among other things, the merger of Merger Sub with and into the Company (the “Merger”) pursuant to which the Company will be the surviving corporation and the subsequent merger (the “LLC Merger”) of the Company with and into a wholly owned limited liability company subsidiary of Chesapeake. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Chesapeake and each issued and outstanding Share (other than any Shares held in the treasury of the Company or otherwise owned by Chesapeake or Merger Sub) will be converted into the right to receive, at the election of the holder thereof, subject to the election procedures set forth in the Merger Agreement (as to which we express no view or opinion) either (a) 5.336 shares of common stock, par value $0.01 per share (the “Chesapeake Common Stock”), of Chesapeake plus $3.00 in cash (together, the “Mixed Consideration”) or (ii) 5.989 shares of the Chesapeake Common Stock (the “Share Consideration” and, each of the Share Consideration and the Mixed Consideration, the “Merger Consideration”). The transactions contemplated by the Merger Agreement are referred to herein as the “Transactions.”

Tudor Pickering Holt & Co Advisors LP (“TPH”) and its affiliates, including Perella Weinberg Partners, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TPH and its affiliates also engage in securities trading and brokerage, private equity activities, investment management activities, equity research and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Chesapeake any of the other parties and any of their respective affiliates (including The Carlyle Group L.P. (“Carlyle”) (which currently owns approximately 24% of the Company Common Stock on an as converted basis), NGP Energy Capital management (“NGP”) (which currently owns approximately 44% of the Company Common Stock) and their respective majority-controlled affiliates and portfolio companies (collectively, “Related Entities”)) and (ii) any currency or commodity that may be material to the parties or otherwise involved in the Transactions and the other matters contemplated by the Merger Agreement. In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the Transactions, as well as certain private equity funds and investment management

Heritage Plaza | 1111 Bagby, Suite 5100 | Houston, Texas 77002 | www.TPHco.com

Tudor Pickering Holt & Co Advisors LP | Members FINRA/SIPC

funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including the Company, Chesapeake, or their respective equityholders or affiliates (including Carlyle, NGP, and their respective Related Entities), other potential acquirers or Transaction participants or their respective equityholders or affiliates. We have acted as financial advisor to the Company in connection with, and have participated in certain negotiations leading to, the Transactions. We expect to receive fees for our services, a portion of which became payable upon delivery of this opinion and the principal portion of which is contingent upon the consummation of the Merger, and the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. We have previously provided services to the Company, Carlyle, NGP and their respective Related Entities on unrelated matters for which we have received compensation during the past two years, including serving as an underwriter in connection with the Company’s initial public offering in 2016. We may in the future provide investment banking or other financial services to the Company, Chesapeake, any of the other parties or their respective affiliates (including Carlyle, NGP, and their respective Related Entities). In connection with such investment banking or other financial services, we may receive compensation. In addition, TPH, its affiliates, directors or officers, including individuals working with the Company in connection with the Transactions, may have committed and may commit in the future to invest in private equity funds managed by Carlyle or NGP.

In connection with this opinion, we have reviewed, among other things, (i) a draft of the Merger Agreement dated October 29, 2018; (ii) certain publicly available financial statements and other business and financial information with respect to the Company and Chesapeake, including research analyst reports; (iii) certain internal financial information and forecasts (including hydrocarbon resource and production data and forecasts) for the Company prepared by the management of the Company (the “Company Forecasts”) and certain internal financial information and forecasts (including hydrocarbon resource and production data and forecasts) for Chesapeake prepared by the management of Chesapeake as modified by management of the Company and approved for our use by management of the Company (collectively, the “Forecasts”); and (iv) certain cost savings projected by the management of the Company to result from the Transactions (the “Synergies”). We also have held discussions with members of the senior management of the Company and Chesapeake regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of their respective entities. In addition, we have reviewed the reported price and trading activity for the Company Common Stock and Chesapeake Common Stock, compared certain financial and stock market information for the Company and Chesapeake with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms, to the extent publicly available, of certain recent business combinations in the oil and gas exploration and production industry and performed such other studies and analyses, and considered such other factors, as we considered appropriate. The Forecasts and Synergies reflect certain assumptions regarding the oil and gas industry and capital expenditures that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analysis and this opinion.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Forecasts and Synergies (i) have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and Chesapeake and (ii) provide a reasonable basis upon which to evaluate the Transactions. We express no view or opinion with respect to the Forecasts, Synergies or the assumptions on which they are based and we have further assumed, among other things, that (i) the executed Merger Agreement (together with the exhibits and schedules thereto) will not differ in any respect material to our analyses or opinion from the draft versions we have examined, referenced above, (ii) the representations and warranties of all parties to the Merger Agreement and all other

Heritage Plaza | 1111 Bagby, Suite 5100 | Houston, Texas 77002 | www.TPHco.com

Tudor Pickering Holt & Co Advisors LP | Members FINRA/SIPC

related documents and instruments that are referred to therein are true and correct, (iii) each party to the Merger Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (iv) all conditions to the consummation of the Transactions will be satisfied without amendment or waiver thereof, (v) the Transactions will be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any amendments or modifications thereto, (vi) the Merger and the LLC Merger taken together will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and (vii) all governmental, regulatory or other consents or approvals necessary for the consummation of the Transactions will be obtained without, in the case of each of the forgoing clauses (i) – (vii), any adverse effect on the Company, Chesapeake, Merger Sub, the holders of the Company Common Stock or the expected benefits of the Transactions in each case in any way material to our analysis or this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries or Chesapeake or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any other alternative transaction that might be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, to the holders of Company Common Stock of the Merger Consideration pursuant to the Merger Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, creditors or other constituencies of the Company or Chesapeake; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Chesapeake, or any class of such persons, in connection with the Transactions, whether relative to the Merger Consideration pursuant to the Merger Agreement or otherwise. Nor do we express any opinion with respect to the terms of any other agreement entered into or to be entered into in connection with the Transactions. We are not expressing any opinion as to the prices at which the Company Common Stock, the Chesapeake Common Stock or the securities of any other party will trade at any time. Nor do we express any opinion as to the conversion of Company Preferred Stock (as defined in the Merger Agreement) into Company Common Stock prior to the Merger as contemplated by the Merger Agreement or the form or relative fairness of the Share Consideration and the Mixed Consideration. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring, or of which we become aware, after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to how any holder of Company Common Stock or any other securities should vote or act with respect to the Transactions or any other matter, including whether any holder of Company Common Stock should elect to receive the Mixed Consideration or the Share Consideration. This opinion has been reviewed and approved by TPH’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of outstanding shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Tudor Pickering Holt & Co Advisors LP
Tudor Pickering Holt & Co Advisors LP

Heritage Plaza | 1111 Bagby, Suite 5100 | Houston, Texas 77002 | www.TPHco.com

Tudor Pickering Holt & Co Advisors LP | Members FINRA/SIPC

Annex D

Opinion of Morgan Stanley & Co. LLC

October 29, 2018

Board of Directors

WildHorse Resource Development Corporation

9805 Katy Freeway, Suite 400

Houston, TX 77024

Members of the Board:

We understand that WildHorse Resource Development Corporation (the “Company”), Chesapeake Energy Corporation (“Chesapeake”) and Coleburn Inc., a wholly owned subsidiary of Chesapeake (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 29, 2018 (the “Merger Agreement”), which provides, among other things, for the merger (the “Initial Merger”) of Merger Sub with and into the Company and the subsequent merger of the Company (the “LLC Merger” and, together with the Initial Merger, the “Mergers”) with and into a wholly owned limited liability company subsidiary of Chesapeake. Pursuant to the Initial Merger, the Company will become a wholly owned subsidiary of Chesapeake, and each issued and outstanding share of common stock, par value $0.01 per share of the Company (the “Company Common Stock”), other than shares held in treasury or held by Chesapeake or Merger Sub, will be converted into the right to receive, at the election of the holder thereof, subject to the election procedures set forth in the Merger Agreement (as to which we express no opinion) either: (i) 5.336 shares of common stock, par value $0.01 per share, of Chesapeake (the “Chesapeake Common Stock”) and $3.00 in cash (together, the “Mixed Consideration”) or (ii) 5.989 shares of Chesapeake Common Stock (the “Stock Consideration” and, each of the Stock Consideration and the Mixed Consideration, the “Merger Consideration”). The terms and conditions of the Mergers are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and Chesapeake, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and Chesapeake, respectively;

3)

Reviewed certain financial projections for the Company prepared by the management of the Company and certain financial projections for Chesapeake prepared by the management of Chesapeake as modified by the management of the Company and approved for our use by management of the Company, respectively (collectively, the “Projections”);

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Mergers, prepared by the management of the Company (the “Synergies”);

5)

Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of the Company;

6)

Discussed the past and current operations and financial condition and the prospects of Chesapeake, including information relating to certain strategic, financial and operational benefits anticipated from the Mergers, with senior executives of Chesapeake;

7)	Reviewed the pro forma impact of the Mergers on Chesapeake’s cash flow per share, consolidated capitalization and certain financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Chesapeake Common Stock;

9)

Compared the financial performance of the Company and Chesapeake and the prices and trading activity of the Company Common Stock and the Chesapeake Common Stock with that of certain other publicly-traded companies comparable with the Company and Chesapeake, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable business combination transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and Chesapeake and certain parties and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and Chesapeake, and formed a substantial basis for this opinion. With respect to the Projections and the Synergies, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and Chesapeake of the future financial performance of the Company and Chesapeake, respectively, and of the strategic, financial and operational benefits anticipated to result from the Mergers. We have relied upon, without independent verification, the assessment by the managements of the Company and Chesapeake of: (i) the strategic, financial and other benefits expected to result from the Mergers; (ii) the timing and risks associated with the integration of the Company and Chesapeake; (iii) their ability to retain key employees of the Company and Chesapeake, respectively and (iv) the validity of, and risks associated with, the Company and Chesapeake’s existing and future technologies, intellectual property, products, services and business models. In addition, we have assumed that the Mergers will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Mergers taken together will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Mergers, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the proposed Mergers in any respect material to our analysis. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Chesapeake and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s or Parent’s officers, directors or employees, or any class of such persons, whether relative to the Merger Consideration to be received by the holders of shares of Company Common Stock in the transaction or otherwise. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Chesapeake, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which became payable upon delivery of this opinion and a substantial portion of which is contingent upon the closing of the Mergers. In the two years prior to the date hereof, we have provided financing services for Chesapeake and have provided financial advisory and financing services to The Carlyle Group L.P. (“Carlyle”) (which currently owns approximately 24% of the common stock of the Company on an as converted basis) and its majority-controlled affiliates and portfolio companies (collectively, the “Carlyle Related Entities”) and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Chesapeake, Carlyle, the Carlyle Related Entities, NGP Energy Capital Management (“NGP”) (which currently owns approximately 44% of the common stock of the Company), its majority-controlled affiliates and portfolio companies (collectively, the “NGP Related Entities”) and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services. In addition, Morgan Stanley, its affiliates, directors or officers, including individuals working with the Company in connection with this transaction, may have committed and may commit in the future to invest in private equity funds managed by Carlyle or NGP.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Chesapeake, the Company, Carlyle, the Carlyle Related Entities, NGP, the NGP Related Entities or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. Our opinion does not address the relative merits of the Mergers as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. In addition, this opinion does not in any manner address the prices at which the Chesapeake Common Stock will trade following consummation of the Mergers or at which the Company Common Stock, the Chesapeake Common Stock or any other securities will trade at any time. Morgan Stanley expresses no opinion or recommendation as to the form or relative fairness of the Merger Consideration to be elected by the holders of shares of the Company Common Stock or how the shareholders of Chesapeake and the Company should vote at the shareholders’ meetings to be held, or act on any matter, in connection with the Mergers. Nor do we express any opinion as to the conversion of Company Preferred Stock (as defined in the Merger Agreement) into Company Common Stock prior to the Initial Merger as contemplated by the Merger Agreement.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Harris
Michael Harris
Managing Director

PART II

Item 20. Indemnification of Directors and Officers.

Section 1031 of the Oklahoma General Corporation Act (the “OGCA”), under which Chesapeake is incorporated, permits, and in some circumstances requires, Chesapeake to indemnify its directors and officers. Article VIII of the Restated Certificate of Incorporation, as amended (the “Chesapeake charter”), of Chesapeake and Article VI of the Amended and Restated Bylaws of Chesapeake (the “Chesapeake bylaws”) provide for indemnification of directors and officers under certain circumstances. As permitted by the OGCA and Chesapeake’s charter and bylaws, Chesapeake also maintains insurance on behalf of its directors and officers against liability arising out of their status as such. The foregoing indemnity provisions, together with director and officer insurance and Chesapeake’s indemnification obligations under individual indemnity agreements with its directors and officers, may be sufficiently broad to indemnify such persons for liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Chesapeake’s charter and bylaws require indemnification of each of Chesapeake’s officers and directors against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by reason of such person being or having been a director, officer, employee or agent of Chesapeake, or of any other corporation, partnership, joint venture, trust or other enterprise at the request of Chesapeake, other than an action by or in the right of Chesapeake. To be entitled to such indemnification, the individual must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Chesapeake, and with respect to any criminal action or proceeding, the person seeking indemnification had no reasonable cause to believe that the conduct was unlawful. Chesapeake’s charter and bylaws also require indemnification of each of Chesapeake’s officers and directors against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense or settlement of any action or suit by or in the right of Chesapeake brought by reason of the person seeking indemnification being or having been a director, officer, employee or agent of Chesapeake, or any other corporation, partnership, joint venture, trust or other enterprise at the request of Chesapeake. To be entitled to such indemnification, the individual must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Chesapeake, except that no indemnification shall be made in respect of any claim, issue or matter as to which the individual shall have been adjudged to be liable to Chesapeake, unless and only to the extent that the court in which such action or suit was decided has determined, despite the adjudication of liability, that the person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

Chesapeake has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, Chesapeake will pay on behalf of the indemnitee, subject to certain exceptions, any amount which he or she is or becomes legally obligated to pay because of (a) any claim or claims from time to time threatened or made against him or her by any person because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he or she commits or suffers while acting in his or her capacity as a director and/or officer of Chesapeake or an affiliate or (b) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an officer, director, employee or agent of Chesapeake or an affiliate or is or was serving at the request of Chesapeake as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The payments which Chesapeake would be obligated to make under an indemnification agreement could include damages, charges, judgments, fines, penalties, settlements and costs, cost of investigation and cost of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedeas, bail, surety or other bonds. To the fullest extent permitted by law, Chesapeake will also advance any expenses of the indemnitee in any proceeding not initiated by the indemnitee upon receipt of an undertaking to repay the advances if the indemnitee is ultimately determined not to qualify for indemnification.

Chesapeake’s charter eliminates the personal liability of each director to Chesapeake and its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (b) for the payment of dividends or the redemption or purchase of stock in violation of Section 1053 of the OGCA, (c) for any breach of the director’s duty of loyalty to Chesapeake or its shareholders, or (d) for any transactions from which such director derived an improper personal benefit.

Indemnification and Insurance under the Merger Agreement

From the effective time of the merger and until the six year anniversary of the effective time of the merger, Chesapeake and the surviving corporation have agreed to, jointly and severally, indemnify, defend and hold harmless each person who is or has been at any time prior to October 29, 2018 or who becomes prior to the effective time of the merger, a director, officer or employee of WildHorse or any of its subsidiaries or who acts as a fiduciary under any WildHorse plan or any of its subsidiaries and solely to the extent of any existing proceedings as of October 29, 2018, each person who controls or is alleged to control WildHorse or any of its subsidiaries (collectively, the “indemnified persons”) against all indemnified liabilities, including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated by the merger agreement, in each case to the fullest extent permitted under applicable law (and Chesapeake and the surviving corporation will, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such claim, action, suit, proceeding or investigation to each indemnified person to the fullest extent permitted under applicable law).

In the event any such claim, action, suit, proceeding or investigation is brought or threatened to be brought against any indemnified persons (whether arising before or after the effective time of the merger), (i) the indemnified persons may retain WildHorse’s regularly engaged legal counsel or other counsel satisfactory to them, and Chesapeake and the surviving corporation have agreed to pay all reasonable fees and expenses of such counsel for the indemnified persons as promptly as statements therefor are received, and (ii) Chesapeake and the surviving corporation have agreed to use their best efforts to assist in the defense of any such matter.

Chesapeake and the surviving corporation will not amend, repeal or otherwise modify any provision in the organizational documents of the surviving corporation in any manner that would (or manage the surviving corporation or its subsidiaries with the intent to or in a manner that would) affect adversely the rights thereunder or under the organizational documents of the surviving corporation or any of its subsidiaries of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable law. Chesapeake has agreed to, and will cause the surviving corporation to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Chesapeake or any of its subsidiaries and any of its directors, officers or employees existing immediately prior to October 29, 2018.

Chesapeake and the surviving corporation will indemnify any indemnified person against all reasonable, documented, out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in the merger agreement, relating to the enforcement of such indemnified person’s rights under the merger agreement or under any charter, bylaw or contract regardless of whether such indemnified person is ultimately determined to be entitled to indemnification thereunder.

Chesapeake and the surviving corporation will cause to be put in place, and Chesapeake will fully prepay immediately prior to the effective time of the merger, “tail” insurance policies with a claims period of at least six years from the effective time of the merger from an insurance carrier with the same or better credit rating as WildHorse’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope (including with regard to covered persons) at least as favorable as WildHorse’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the effective time of the merger. Chesapeake may elect in its sole discretion to, but shall not be required to spend more than 300% of the last annual premium paid by WildHorse prior to October 29, 2018 for the six years of coverage under such “tail”

policy. If the cost of such insurance coverage exceeds such amount and Chesapeake elects not to spend more than such amount for such purpose, then Chesapeake shall purchase as much coverage as is reasonably available for such amount.

In the event that Chesapeake or the surviving corporation or any of its successors or assignees (i) consolidates with or merges into any other person and neither Chesapeake or the surviving company, as applicable, is the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, in each such case, Chesapeake has agreed to make proper provisions so that the successors and assigns of Chesapeake or the surviving corporation, as the case may be, will assume the indemnification, insurance coverage and expense advancement obligations set forth in the merger agreement.

Item 21. Exhibits

Exhibit No.	Description of Exhibits

2.1±	Agreement and Plan of Merger, dated as of October 29, 2018 by and among Chesapeake Energy Corporation, Coleburn Inc. and WildHorse Resource Development Corporation (included as Annex A to the joint proxy/prospectus forming a part of this Registration Statement and incorporated herein by reference).

2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 12, 2018, by and among Chesapeake Energy Corporation, Coleburn Inc. and WildHorse Resource Development Corporation (included as Annex A to the joint proxy/prospectus forming a part of this Registration Statement and incorporated herein by reference).

3.1.1	Chesapeake’s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1.1 to the Company’s quarterly report on Form 10-Q (SEC File No. 001-13726) for the fiscal quarter ended June 30, 2018).

3.1.2	Certificate of Designation of 5% Cumulative Convertible Preferred Stock (Series 2005B), as amended (incorporated by reference to Exhibit 3.1.4 to the Company’s quarterly report on Form 10-Q (SEC File No. 001-13726) filed on November 10, 2008).

3.1.3	Certificate of Designation of 4.5% Cumulative Convertible Preferred Stock, as amended (incorporated by reference to Exhibit 3.1.6 to the Company’s quarterly report on Form 10-Q (SEC File No. 001-13726) filed on August 11, 2008).

3.1.4	Certificate of Designation of 5.75% Cumulative Non-Voting Convertible Preferred Stock (Series A) (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K (SEC File No. 001-13726) filed on May 20, 2010).

3.1.5	Certificate of Designation of 5.75% Cumulative Non-Voting Convertible Preferred Stock, as amended (incorporated by reference to Exhibit 3.1.5 to the Company’s quarterly report on Form 10-Q (SEC File No. 001-13726) filed on August 9, 2010).

3.2	Chesapeake’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Form 8-K (SEC File No. 001-13726) filed on June 19, 2014).

4.1	The registrant has not filed with this registration statement copies of certain instruments defining the rights of holders of long-term debt of the registrant and its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed. The registrant agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

5.1**	Opinion of Derrick & Briggs, LLP as to the legality of the securities being registered.

8.1	Tax Opinion of Baker Botts L.L.P. regarding certain U.S. federal income tax matters.

8.2	Tax Opinion of Vinson & Elkins L.L.P. regarding certain U.S. federal income tax matters.

Exhibit No.	Description of Exhibits

10.1	Voting and Support Agreement, by and among Jay C. Graham, Esquisto Holdings, LLC, WHE AcqCo Holdings, LLC, WHR Holdings, LLC, NGP XI US Holdings, L.P., Chesapeake Energy Corporation and WildHorse Resource Development Corporation, dated as of October 29, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K (SEC File No. 001-13726) filed on October 30, 2018).

10.2	Voting and Support Agreement, by and among CP VI Eagle Holdings, L.P., Chesapeake Energy Corporation and WildHorse Resource Development Corporation, dated as of October 29, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K (SEC File No. 001-13726) filed on October 30, 2018).

10.3	Registration Rights Agreement, by and among Esquisto Holdings, LLC, WHE AcqCo Holdings, LLC, WHR Holdings, LLC, NGP XI US Holdings, L.P., CP VI Eagle Holdings, L.P. and Chesapeake Energy Corporation, dated as of October 29, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K (SEC File No. 001-13726) filed on October 30, 2018).

21.1	Subsidiaries of Chesapeake Energy Corporation (incorporated by reference to Exhibit 21 to the Form 10-K (File No. 001-13726), filed by Chesapeake Energy Corporation with the SEC on February 22, 2018).

23.1**	Consent of Derrick & Briggs, LLP (included in Exhibit 5.1).

23.2	Consent of Baker Botts L.L.P. (included in Exhibit 8.1).

23.3	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.2).

23.4**	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.

23.5**	Consent of Software Integrated Solutions, Division of Schlumberger Technology Corporation.

23.6**	Consent of KPMG LLP, an independent registered public accounting firm.

23.7**	Consent of Ernst & Young, an independent registered public accounting firm.

23.8**	Consent of KPMG LLP, an independent registered public accounting firm.

23.9**	Consent of Deloitte & Touche LLP, an independent registered public accounting firm.

23.10**	Consent of KPMG LLP, an independent registered public accounting firm.

23.11**	Consent of Cawley, Gillespie & Associates.

24.1**	Power of Attorney (set forth on the signature page contained in Part II of this Registration Statement).

99.1	Form of Proxy Card of Chesapeake Energy Corporation.

99.2	Form of Proxy Card of WildHorse Resource Development Corporation.

99.3	Consent of Goldman Sachs & Co. LLC.

99.4	Consent of Tudor Pickering Holt & Co Advisors LP.

99.5	Consent of Morgan Stanley & Co. LLC.

**	Previously filed.
±	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Chesapeake agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act;

•

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(e) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(g) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(h) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

CHESAPEAKE SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oklahoma City, Oklahoma on the 18th day of December, 2018.

CHESAPEAKE ENERGY CORPORATION

By:	/s/ Robert D. Lawler
Robert D. Lawler
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated on December 18, 2018.

NAME	TITLE

/s/ Robert D. Lawler	President and Chief Executive Officer and Director (Principal Executive Officer)
Robert D. Lawler

/s/ Domenic J. Dell’Osso Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Domenic J. Dell’Osso Jr.

/s/ William M. Buergler	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
William M. Buergler

*	Chairman of the Board
R. Brad Martin

*	Director
Archie W. Dunham

*	Director
Gloria R. Boyland

*	Director
Luke R. Corbett

*	Director
Mark. A. Edmunds

*	Director
Leslie Starr Keating

S-1

NAME	TITLE

*	Director
Merril A. Miller, Jr.

*	Director
Thomas L. Ryan

*By:	/s/ Domenic J. Dell’Osso Jr.
Attorney in fact

S-2